Form 40-F
period 2002-12-31
BIOMIRA INC
filed 2003-05-20
CIK 877984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File Number: 0-19451

Biomira Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada	8731	Not Applicable

(Jurisdiction of incorporation	(Primary Standard Industrial	(I.R.S. Employer
or organization)	Classification Code Number)	Identification Number)

2011-94 Street
Edmonton, Alberta, Canada T6N 1H1

(Address of principal executive office)

PHS Corporate Services, Inc.
Suite 1600, 1201 Market Street
P.O. Box 1709
Wilmington, DE 19899-1709
(302) 777-6500

(Name, Address and telephone number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of Each Class:	Name of each exchange on which registered:
Common Shares, No Par Value	The Toronto Stock Exchange
The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

The Company had 53,795,573 Common Shares outstanding as of December 31, 2002:

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety days.

Yes ☑	No ☐

ANNUAL INFORMATION FORM
SUPPLEMENTAL INFORMATION NOT INCLUDED IN CANADIAN ANNUAL INFORMATION FORM
PRESENTATION OF INFORMATION AND CURRENCY EXCHANGE RATES
RECONCILIATION TO UNITED STATES GAAP
NATURE OF TRADING MARKET AND NUMBER OF SHAREHOLDERS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES SHAREHOLDERS
CONTROLS AND PROCEDURES
CODE OF ETHICS
ADDITIONAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FINANCIAL STATEMENTS AND EXHIBITS
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT INDEX
Code of Ethics For President and CEO
Consent of Independent Auditors
Certification of CEO
Certification of CFO
Certification
Certification

-i-

BIOMIRA INC.

ANNUAL INFORMATION FORM

MAY 20, 2003

ANNUAL INFORMATION FORM

INCORPORATION

     Biomira Inc. (“Biomira” or the “Company”) was incorporated under the Canada Business Corporations Act by Articles of Incorporation dated August 23, 1985. The Articles of the Company have been amended from time to time to change its share capital, to delete private company restrictions and to provide the board of directors of the Company with certain additional rights with respect to the appointment of directors between annual general meetings of the Company. The registered office of Biomira is located at 2900 ManuLife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3V5, and the address and telephone number of the Company’s principal office are Edmonton Research Park, 2011 – 94 Street, Edmonton, Alberta T6N lHl, (780) 450-3761.

     The principal subsidiaries of the Company are Biomira International Inc., a corporation incorporated under the laws of Barbados, Biomira Europe B.V., a corporation incorporated under the laws of the Netherlands, and Biomira USA Inc. (“Biomira USA”), a corporation incorporated under the laws of Delaware. Each of the aforementioned subsidiaries is a wholly owned subsidiary of Biomira.

     Biomira carries on its business directly and through its subsidiaries and in this Annual Information Form references to “Biomira” or the “Company” refer to Biomira Inc. and its subsidiaries unless the context specifies or implies otherwise.

BUSINESS OF THE COMPANY

     Biomira is an international biotechnology company headquartered in Canada which is engaged primarily in the research and development of products to treat cancer. The Company’s research and development efforts are currently focused on its core competency in immunotherapeutics.

Immunotherapeutics

     The immunotherapeutic or cancer “vaccine” approach is based on the concept that tumours possess distinct antigens that should be recognized by the body’s immune system. Immunotherapy is designed to stimulate an individual’s immune system to recognize cancer cells and control the growth and spreading of cancers.

     Biomira’s immunotherapeutics program currently focuses on the development of synthetic vaccines for active specific immunotherapy (“ASI”), utilizing synthetic carbohydrate or synthetic peptide mimics of natural cancer associated antigens to induce anti-cancer immune responses. The aim is to induce appropriate immune responses which will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients.

As well, novel liposome-based strategies have been developed for liposomal encapsulation of vaccines.

Active Specific Immunotherapy

     Biomira is developing several therapeutic cancer “vaccines” which are designed to stimulate the patient’s immune system to fight cancer. Unlike conventional vaccines that are given to a patient to prevent occurrence of a particular disease, cancer “vaccines” are designed to treat cancer that has already occurred in the body. The Company believes that its efforts may lead to a new generation of effective, non-toxic, anti-cancer therapeutics.

     Cancer cells differ in at least one respect from normal cells in that they exhibit on their surface molecules (antigens) that normal cells do not exhibit, or exhibit in low concentrations. Antigens on cancer cells are regarded as “foreign” by the human immune system and their presence would normally trigger the production of cancer-fighting antibodies. However, in cancer patients the immune response to natural cancer-associated antigens is suppressed and unable to respond effectively to these “foreign” structures. The Company has developed proprietary methods to synthesize a number of carbohydrate and peptide cancer-associated antigens in configurations which mimic natural cancer-associated antigens (thereby stimulating the immune system, particularly when used in conjunction with strategies to overcome the cancer induced suppression).

     In connection with its synthetic peptide antigens, Biomira has acquired from Cancer Research Technology Limited (“CRTL” — formerly Imperial Cancer Research Technology Limited) of London, England an exclusive world-wide license of CRTL’s rights to a certain peptide (Mucin 1 peptide antigen) found on human breast, ovarian, colon and pancreatic cancer cells for uses in the treatment and diagnosis of cancer, as well as an exclusive (subject to certain rights of the United States government) license in relation to the United States for in vivo, ex vivo and in vitro uses in the treatment and prevention of cancer in humans from Dana-Farber Cancer Institute, Inc. (“DFCI”) of Boston, Massachusetts with respect to DFCI’s rights to the Mucin 1 peptide antigen. On November 5, 1999, Biomira and CRTL entered into a second license agreement which, among other things, granted Biomira an exclusive world-wide license of CRTL’s Mucin 1 peptide patent rights for treatment and diagnosis of diseases other than cancer.

     Biomira uses synthetic, chemically defined antigens, not extracts from cancer cells. The use of chemically defined antigens enables Biomira to measure specific immune responses of “vaccinated” patients and to identify the specific immune responses that might produce favourable therapeutic results. Biomira’s cancer “vaccines” are intended to be complementary and the potential exists to use such “vaccines” sequentially or in combination. However, the Company is not at this time pursuing combinations of vaccines for immunotherapy. Further, the Company’s “vaccines” could also be used in combination with other immunotherapy treatment regimens.

     As synthetic antigens by themselves are not immunogenic, they must be connected to a carrier or be formulated in an appropriate manner in order to produce the desired immune response. In the case of carbohydrate epitopes, linkers must be synthesized to attach the epitope to the carrier. Biomira has developed proprietary methods to chemically synthesize a number of highly immunogenic cancer-associated carbohydrate and peptide antigens, including their component linkers, in configurations which mimic natural cancer-associated antigens, and to produce these very complex molecules in quantities suitable for commercial application.

     Since 1990 Biomira has been conducting, at multiple trial sites in Canada, the United States, the United Kingdom and continental Europe and, more recently, Australasia, clinical studies with respect to its synthetic glycoconjugate vaccines. Biomira began clinical testing of its peptide vaccines in 1995.

     Biomira’s lead cancer “vaccine” candidate is a carbohydrate vaccine, Theratope®. Theratope vaccine has been shown to induce both humoral (antibody) and cellular responses that are specific for STn. Over 400 patients with cancers of the breast, colon, ovary or pancreas have received Theratope vaccine in Biomira-sponsored Phase I and II clinical trials. Safety data shows minimal toxicity. Analysis from two prospective randomized Phase II studies in 50 patients with metastatic breast cancer revealed an apparent therapeutic effect with improved survival for the patients treated with the “standard” Theratope vaccine regimen (discussed below). Other Phase II studies, particularly those in patients with metastatic cancers of the breast or colon, have been analyzed to support the apparent survival benefit associated with Theratope vaccine. Analysis of the immune response of patients from several trials of patients with metastatic breast, colorectal or ovarian cancers revealed a strong association between improved survival and the strength of the antibody response induced by Theratope vaccine to the specific STn-related cancer antigens.

     A study (1995-1997) at the Fred Hutchinson Cancer Research Center in Seattle in 40 patients with metastatic breast or ovarian cancer, previously treated with high dose chemotherapy and stem cell rescue, analyzed the T-cell response following treatment with Theratope vaccine (the 40 patients received a total of five doses each of the vaccine). T-cell responses are generally associated with tumour killing, and conventional theory supports the importance of cellular immune responses to the efficacy of cancer vaccines. In this study, in-vitro testing demonstrated evidence of cytotoxic T-cell activity with IL-2 assisted killing of STn-positive tumour cells. This initial study was followed (1998-2000) by a sequential study using the optimized formulation of Theratope vaccine (discussed below) in an additional 30 patients with metastatic breast or ovarian cancer. The patients were treated with high-dose chemotherapy followed by autologous stem cell transplantation and Theratope vaccine. In this study of 30 patients treated with the optimized formulation of Theratope vaccine, which optimized formulation was used in Biomira’s Phase III trial in women with metastatic breast cancer (discussed below), the antibody response was equivalent to or better than that found in the 40 patients treated in the earlier study. The first 40 patients commenced treatment with Theratope vaccine in September, 1995 and completed treatment in November 1997. The second group of 30 patients began Theratope vaccine treatment in May, 1998 and completed their treatment in November, 2000. The study concluded that Theratope vaccine is very well-tolerated, with minimal side-effects, and the outcome supports that Theratope vaccine may prolong survival.

     Because of the association between strength of antibody response to STn-bearing mucin and survival, Biomira’s preclinical research focused on increasing the ratio of STn on the KLH carrier protein in an effort to produce an enhanced vaccine that would induce higher antibody titres in a greater number of patients. An improved Theratope vaccine formulation using the same carrier protein, and the same STn but in an increased ratio, was shown in preclinical testing to be significantly more potent. Before using this improved formulation of Theratope vaccine in a Phase III trial it was tested in a bridging study which commenced in April, 1998 in patients with metastatic breast cancer following first-line chemotherapy (similar to the patient population for the current Phase III clinical trial (discussed below)). The improved formulation seemed to have a similar safety profile to the old formulation. The bridging study (to which over 30 patients were enrolled) confirmed the preclinical testing, demonstrating that the new improved formulation was more immunogenic, inducing higher antibody titres in a greater percentage of patients, than was seen with the old formulation used in the earlier Phase I/II studies.

     In November, 1998, Biomira announced the commencement of a multi-national Phase III clinical trial of Theratope vaccine in women with metastatic breast cancer. The Phase III clinical trial was designed to include approximately 900 evaluable patients and is being conducted at approximately 120 clinical sites worldwide (primarily in the United Kingdom, continental Europe, North America, Australia and New Zealand). The Phase III trial is, to the Company’s knowledge, the largest metastatic breast cancer immunotherapy trial of its kind to date. The study was closed to enrolment on March 30, 2001, having enrolled over 1,000 patients. The primary endpoints of the trial are survival and time to disease progression, though the trial was designed primarily as a survival study. All patients received first-line chemotherapy and had either a complete response (no evidence of disease following chemotherapy), partial response or stable disease (in each of the latter cases, no evidence of disease progression). The double-blind, prospectively randomized study is intended to provide evidence as to whether Theratope vaccine can increase survival and delay disease progression in a large patient population. Patients in the control arm of the study receive a non-specific immunotherapeutic vaccine. The control vaccine incorporates the same components as the Theratope vaccine, excluding the STn antigen, the active ingredient in the Theratope vaccine. Biomira entered into a clinical development agreement effective February 28, 1998 with Covance Inc. (a clinical research organization) to assist Biomira with patient enrolment, monitoring and data management of the Phase III study.

     On May 8, 2000 the Company announced that the U.S. Food and Drug Administration (“FDA”) had designated the investigation of Theratope vaccine for metastatic breast cancer as a Fast Track Development Program (which program is designed to facilitate the development and expedite review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs).

     On October 22, 2001 Biomira announced that, following discussions with its collaborator Merck KGaA (discussed below) and communications with the FDA, a single interim analysis would be conducted of survival data from the Phase III trial for Theratope vaccine. Originally, the trial design had called for 2 interim analysis points. The FDA also affirmed that a single, multi-centre pivotal trial of excellent design, which demonstrates statistically strong evidence of important clinical benefit, would be acceptable to support a license application. The regulatory agencies will review the totality of the data as it relates to potential benefit.

     With respect to the Phase III clinical trial of Theratope vaccine in women with metastatic breast cancer, the Data Safety Monitoring Board (DSMB), an independent panel of experts, after reviewing safety data from the first 300 patients (announced May 17, 2000), the first 600 patients (announced November 13, 2000), the first 800 patients (announced May 11, 2001) and then all enrolled patients (announced December 3, 2001), recommended that the Company continue its Phase III Theratope vaccine trial as planned without any modifications.

     On September 19, 2002, Biomira announced that the DSMB had conducted an interim analysis of the survival endpoint data and the final analysis of the time to disease progression endpoint data with respect to the Phase III Theratope vaccine trial and determined that the study should continue to the planned final analysis. The data did not meet the predetermined statistical significance required for either endpoint (survival or time to disease progression). However, the DSMB stated that they had “no safety concerns at all and recommended that the trial continue to final analysis”. The DSMB also said they had “no safety concerns with continuing the present programs or initiating new trials under the current development plan”. Biomira and its collaborator Merck KGaA (discussed below) remain blinded to the data. It should be noted that the trial was designed primarily as a survival study with the strongest opportunity to show a survival advantage at the final analysis, with stricter hurdles set for the interim analysis. The p-value set for the interim survival analysis was 0.0145, while the p-value for survival at the final analysis will be at a level of 0.0357. Therefore, the statistical significance required at the final analysis will be three fold easier to achieve.

     At the final survival analysis (expected to occur in mid-2003), the trial data will for the first time be unblinded to Biomira and the Company will undertake a complete examination of the Phase III Theratope vaccine trial data in order to properly understand the results. Biomira believes there are three main potential scenarios that could result, although from these three main outcomes there are many variables that could impact the importance of the results. The three main potential scenarios are:

•	Observe a survival advantage for women on the Theratope vaccine arm compared to those on the control arm at a statistically significant level;

•	Observe a survival advantage for women on the Theratope vaccine arm compared to those on the control arm at a clinically important level, although less than the pre-determined significance level; or

•	Observe a greater survival advantage for the patients on the control arm over those on the Theratope vaccine arm (though the Company believes this to be an unlikely scenario given the five DSMB reviews).

     It is also important to understand that there is the potential for positive news within the data, even if the data does not show the predetermined statistical significance in the overall patient population.

     In May, 1997 the Company entered into a collaboration agreement with Chiron Corporation (“Chiron”) of Emeryville, California pursuant to which agreement the Company and Chiron agreed to co-develop Biomira’s Theratope vaccine. In June, 1998 Biomira and Chiron amended and restated their collaboration agreement. Under the terms of the amended and restated collaboration agreement, Biomira maintained marketing rights to Theratope vaccine in Canada and acquired sole rights to marketing of the vaccine in other jurisdictions such as Latin America, Africa, the Middle East, Southeast Asia and the Pacific markets (excluding Australia, Japan and the People’s Republic of China). In September, 1999, in order to facilitate bringing in a third party to participate in the further development and commercialization of Theratope vaccine, Biomira signed an option agreement with Chiron permitting, among other things, Biomira to reacquire all rights held by Chiron under the collaboration agreement. On June 29, 2000, Biomira announced that it had exercised its option to reacquire all rights held by Chiron under the collaboration agreement. Pursuant to the terms of the option agreement, Biomira provided compensation to Chiron of US $2.25 million to help offset Chiron’s investment in the development of Theratope vaccine. Upon regulatory approval and commercialization of Theratope vaccine in the United States, Biomira is required under the option agreement to make a final payment to Chiron in the amount of US $3.25 million. No further payments are required to be made by Biomira to Chiron in connection with the reacquisition by Biomira under the option agreement of all rights in relation to Theratope vaccine held by Chiron under the collaboration agreement.

     On May 3, 2001, Merck KGaA of Darmstadt, Germany and Biomira announced that they had entered into a global product development, licensing and co-promotion collaboration for Biomira’s two most advanced therapies — Theratope vaccine and BLP25 liposomal vaccine (discussed below). The collaboration covers the entire field of oncology for these two products. Under the terms of the collaboration, Merck KGaA and Biomira will co-promote the products (when approved) in the U.S. The co-promotion activities of Merck KGaA in the U.S. are planned to be conducted through its U.S. affiliate, EMD Pharmaceuticals, Inc. Biomira will retain marketing rights in Canada. Merck KGaA will have sole development and marketing rights in relation to the products in the rest of the world with the exception of Israel and the Palestinian Autonomy Area for which agreements were already in place. Biomira received an up-front cash payment and equity investment. Biomira will also receive significant cash and equity investments for Biologics License Application (BLA) submissions for first and second cancer indications, on regulatory approvals for first and second cancer indications, and for sales milestones. The total potential value of the collaboration to Biomira is more than U.S. $150 million in license fees, milestone payments and equity investments. The parties will share equally development and specified marketing costs in the U.S. and Canada, and Merck KGaA will be responsible for clinical studies, regulatory compliance and marketing outside of the U.S. and Canada. The two companies will share evenly the external costs associated with continued clinical development of the products, retroactive to January 1, 2001. Biomira will manufacture the vaccines for worldwide use. With respect to product sales in the U.S. and Canada, the parties will be entitled to an equal share of such revenues, and Biomira will be entitled to receive royalties on product sales for all other territories.

     On May 14, 2001, Biomira announced that data from a Phase II clinical trial of Theratope vaccine tested on 45 patients with metastatic colorectal cancer at the Eppley Cancer Center at the University of Nebraska suggested a survival benefit when compared to leading, currently approved drug treatment regimens. This data, combined with data from three previous studies, provides information in relation to 129 patients treated with Theratope vaccine for colorectal cancer. The data from the Eppley Cancer Center Phase II clinical trial was presented at the 37th annual meeting of the American Society of Clinical Oncology (ASCO).

     On February 6, 2002, Biomira announced the initiation of a Phase II clinical trial evaluating the safety of Theratope vaccine in patients with metastatic colorectal cancer, as well as evaluating the ability of Theratope vaccine to induce an antibody response in such patients when given in combination with first line chemotherapy (first line chemotherapy until disease progression being a current widely accepted approach to treating colorectal cancer). On October 8, 2002, Biomira announced completion of enrolment of this 20 patient study. Data from the trial is scheduled to be presented as a poster presentation at the 2003 Annual Meeting of the American Society of Clinical Oncology (ASCO), which meeting will take place in Chicago, Illinois, May 31 — June 3, 2003. The lead investigator for the trial is Dr. Charles Butts from the Alberta Cancer Board, Cross Cancer Institute in Edmonton, Alberta.

     On September 19, 2002, Biomira announced that investigators had enrolled the first patient in a Phase II trial of Theratope vaccine in women with metastatic breast cancer who were being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study, when fully enrolled, will involve approximately 95 women with metastatic breast cancer. Approximately 12 United States sites plan to participate. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. The secondary objective is to determine the safety and tolerability of Theratope vaccine when used in conjunction with aromatase inhibitors or fulvestrant. The trial is not designed to formally evaluate efficacy. Merck KGaA’s U.S. affiliate, EMD Pharmaceuticals, Inc., is managing the trial.

     Biomira’s first synthetic peptide vaccine, BP1-7-KLH (BP16), underwent Phase I clinical trials at two trial sites in 1995. The immunology data from the Phase I study in breast cancer patients was published in June, 1998. This vaccine is a tandem repeat of 16 amino acids. A second peptide vaccine, BLP25, has subsequently been developed. BLP25, a 25 amino acid sequence, has been enhanced through being encapsulated in a liposome. BLP25 indicated a superior therapeutic potential in pre-clinical studies at Biomira comparing BP1-7-KLH with BLP25. BLP25 prevented the appearance of lung metastases in mice when given in advance of the breast cancer cell line expressing human Mucin 1 peptide antigen (“MUC1”). Untreated mice developed an average of 39 metastases. In another series of experiments where BLP25 was given to mice after the cancer had established small, microscopic cancer nodules, cancer cells were almost completely eradicated following BLP25 treatment. This therapeutic effect appears to be related to an anti-MUC1 T-cell immune response induced by the BLP25 liposomal vaccine.

     On the strength of these results, Biomira in August, 1998 began a Phase I safety and dose comparison study of BLP25 in 17 non-small cell lung cancer patients (an indication for which the prevalence of Stage IIIb and Stage IV patients in North America each year is 165,000 patients). The cancer patients were randomized to be treated with either 20 #g or 200 #g doses of the vaccine. The study was conducted at the Cross Cancer Institute in Edmonton, Alberta. Enrolment for the study was completed in December, 1998. Analysis of the data from the Phase I trial showed that BLP25 is both safe and triggers a T-cell mediated immune response against cancer cells. Data from the Phase I clinical trial of BLP25 liposomal vaccine were published in the August, 2001 edition of the peer-reviewed journal Clinical Lung Cancer, Volume 3, No. 1. The lead author, Dr. Martin Palmer of the Alberta Cancer Board, Cross Cancer Institute in Edmonton, who was also the lead investigator in this trial, concluded that “the vaccine was well tolerated and showed important signs of immunogenicity”. Nevertheless, the immune response was not as high as the Company had hoped, resulting in a decision to move to a high dose, high frequency regimen in further clinical trials.

     Biomira initiated in August, 1999 the first stage of a Phase II clinical trial in Canada of its BLP25 liposomal vaccine in non-small cell lung cancer patients. The primary purpose of the first stage of the Phase II trial was to determine the optimal dosing for induction of an immune response to cancer to allow the Company to effectively plan large randomized trials using a dosing strategy that maximizes the potential for success. Enrolment (eight patients) was completed in December, 1999. From this study, the Company determined that a higher dose (1000 micrograms) and more frequent administration of the vaccine induced a strong T-cell immune response in six out of the eight patients in the trial. Based on this immunology data, the Company designed a randomized Phase IIb clinical trial of BLP25 liposomal vaccine which was announced on August 9, 2000. On November 13, 2002, Biomira announced completion of the enrolment of 168 (now 171) patients in this multi-centre trial in patients with advanced (Stage IIIb and IV) non-small cell lung cancer at 13 sites in Canada and four sites in the United Kingdom. All patients have received first line standard chemotherapy and have responded to chemotherapy treatment with either a complete response or stable disease. Patients were randomized to BLP25 liposomal vaccine, plus best supportive care or to best supportive care alone. Best supportive care can include local radiotherapy and second line chemotherapy, according to current standard clinical practice. The objectives of the trial are to measure safety and possible survival benefit of BLP25 liposomal vaccine in these patients. Secondary endpoints of the trial are quality of life and immune response. The overall purpose of the Phase IIb trial program is to determine whether the demonstrated immune response against the vaccine translates to clinical benefit.

     On January 30, 2002, Biomira announced that an independent data safety monitoring board (DSMB) had reviewed safety data from the first 50 patients enrolled in the Phase IIb non-small cell lung cancer trial with BLP25 liposomal vaccine and on July 22, 2002 Biomira announced the DSMB had reviewed safety data from the first 100 patients enrolled in the trial. In both instances, the DSMB recommended that the study continue as planned.

     A parallel Phase II study of BLP25 liposomal vaccine, and part of the second stage of the Phase II program (described above) was initiated in January 2000. This trial was designed to determine whether the addition of Biomira’s proprietary immune enhancer, Liposomal Interleukin-2 (L-IL-2), could enhance the vaccine’s immunological response, while preserving a reasonable safety profile. The Company announced on February 20, 2001 that the trial had completed enrolment of 18 patients. On September 24, 2001, after analyzing the trial data, Biomira announced that such data indicated that the use of L-IL-2 in combination with BLP25 liposomal vaccine showed acceptable safety and tolerability profiles. However, there was no apparent improvement in immune response parameters over BLP25 liposomal vaccine alone. No further studies using L-IL-2 with BLP25 liposomal vaccine are currently planned by the Company (see “Business of the Company — Immunotherapeutics — Liposomal Strategies).

     On October 19, 2001, Biomira announced the initiation of a Phase II clinical trial evaluating BLP25 liposomal vaccine in patients with prostate cancer. The study is designed to test active specific immunotherapy with BLP25 liposomal vaccine as a treatment for patients who have recurrent disease following radical prostatectomy for prostate cancer. The primary endpoint of the trial is to reduce or stabilize Prostate-Specific Antigen (PSA) values in patients with rising PSA levels post-radical prostatectomy. PSA is believed to be a useful tumour marker that is associated with the presence of prostate cancer. Immune response and safety will be measured as secondary endpoints. In December, 2002, the Company announced completion of enrolment of 16 patients in this trial. Data from the trial is expected to be available in the first half of 2003.

Liposomal Strategies

     In the fall of 1995, Biomira acquired OncoTherapeutics, Inc., of Cranbury, New Jersey, (now Biomira USA). The acquisition of Biomira USA brought to Biomira, among other things, expertise in the development of liposomal encapsulation technologies important in the development of BLP25, Liposomal IL-2 and other combination immunotherapies utilizing cytokines.

     A novel therapeutic strategy resulting from Biomira USA’s liposomal technology is liposomal idiotypic vaccine. Liposomal idiotypic vaccines are produced when patient-specific tumour antigens obtained from cancer cells are combined with IL-2 and lipids. Biomira USA has been developing a liposomal idiotypic vaccine which combines the ability of liposomes to target the immune system while simultaneously delivering both tumour-specific cancer antigens and a potent immune enhancer (IL-2). In the autumn of 1998, Biomira USA submitted an Investigational New Drug submission to the FDA for a Phase I clinical trial in certain lymphoma patients. The Phase I trial was supported by an existing cooperative research and development agreement with the United States National Cancer Institute (NCI).

     In September, 1998, Biomira and Biovector Therapeutics, S.A. signed a collaboration agreement to co-develop Biomira’s patient specific liposomal idiotypic vaccines against B-cell lymphoma. Pursuant to the collaboration agreement, certain development expenses were shared by the parties and Biomira received an up front payment from Biovector Therapeutics, S.A. On March 30, 2001, Biomira announced that it had terminated its collaboration agreement with Biovector Therapeutics, S.A. for the co-development of Biomira’s idiotypic vaccine against B-cell lymphoma. The termination resulted from a restructuring at Biovector Therapeutics, S.A. and the decision of Biovector Therapeutics, S.A. to focus its remaining resources on developing its own drug delivery systems. Pursuant to the termination agreement, Biomira retains all rights to the idiotypic vaccine products. Following the termination of its collaboration with Biovector Therapeutics, S.A., Biomira continued independently with its autologous vaccine program. A Phase Ia trial was initiated in June, 1999 at the NCI treating B-cell lymphoma patients with Biomira’s patient specific liposomal idiotypic vaccines. The objective of the Phase Ia trial was to establish safety and immune response profiles of the liposomal idiotypic vaccines. The trial involved 10 patients with folliculor lymphoma who had undergone chemotherapy and achieved either full remission or a 90% partial response. The vaccine was administered via subcutaneous injection over a 5-month period. The Phase Ia clinical trial used a hybridoma technique for production of the tumour associated idiotype (approximately 6 months to prepare). The study showed that a highly purified patient-specific cancer antigen could be produced and formulated into a liposomal formulation that also contains the potent immune enhancer, Interleukin-2. The trial also demonstrated that the vaccines produced were generally well tolerated and immunogenic.

     A patent issued in March, 2001 covering membrane-proteoliposome vaccine improves upon the hybridoma technique used in the Phase Ia study by using cell membranes of the cancer biopsy cells themselves as a source of tumour antigen and therefore bypasses the need to prepare a hybridoma line for each patient (see “Business of the Company — Patents and Proprietary Information”). This reduces the production time to a matter of days, and is therefore an improvement on general practice. On September 10, 2001 Biomira announced the initiation of a Phase 1b clinical research trial to test the safety and immunogenicity of an autologous vaccine strategy for the treatment of B-cell lymphoma utilizing this membrane-proteoliposome vaccine approach. The trial was initiated at the NCI.

     On November 28, 2001, Biomira announced that it planned to suspend development of its autologous vaccine program, as well as its L-IL-2 program, and to focus its resources on expanding the clinical indications of Theratope vaccine and BLP25 liposomal vaccine. Biomira is seeking to out-license its autologous vaccine and L-IL-2 programs.

Diagnostics

     In December, 1997 Biomira announced its intention to focus on immunotherapeutics and to partner, license or sell its diagnostics business. On May 27, 1998, Biomira, Biomira Diagnostics Inc. (a subsidiary of Biomira) and Centocor Diagnostics, Inc. entered into various agreements pursuant to which Biomira transferred its TRUQUANT® blood test kits for the management of breast, ovarian and gastrointestinal cancers to Centocor Diagnostics, Inc. On or about August 28, 1998 operations ceased at Biomira Diagnostics Inc. In June, 1999 the hepatitis test kit business and related know-how and technology of Biomira Diagnostics Inc. was sold to Biochem Immunosystems Inc.

     Biomira’s remaining diagnostics program is comprised of an in vivo (inside the body) diagnostics program which focuses on radioimmunoimaging and therapy using radiolabelled monoclonal antibodies (“MAbs”) and an in vitro (outside the body) diagnostics program based on the signal transduction technology called OncoStep.

In Vivo Diagnostics — Radioimmunoimaging

     Consistent with Biomira’s decision to focus on immunotherapeutics, the Company is seeking to license or sell its radioimmunoimaging business.

     Biomira’s radioimmunoconjugate program incorporates proprietary MAbs to monitor disease location and extent of disease in cancer patients. Radioimmunoconjugates are combinations composed of a radioisotope linked to a MAb. The MAb component of the radioimmunoconjugate targets the radioisotope to the tumour site, making it possible to build-up concentrations of the radioisotope on the tumour for imaging or localization purposes. Tru-Scint® is the trademark for Biomira’s radioimmunoimaging products. Tru-Scint® has been tested in breast and ovarian cancer.

     The Company submitted a Canadian New Drug Submission (“NDS”) for its Tru-Scint® AD™ imaging kit in June, 1996, based on data from Phase II clinical trials in recurrent breast cancer, as well as recurrent and primary ovarian cancer. The Canadian Health Products and Food Branch (“HPFB”) advised the Company in late 1997 that not enough data was provided to determine the statistical significance required for priority evaluation status. Although given the option by the HPFB of a re-submission of the NDS with additional clinical trial information, Biomira has decided, in light of its announced focus on immunotherapeutics, not to pursue this course at this time. The Company has also closed to further enrolment its Phase III clinical trials in the United States designed to test the ability of the Tru-Scint® AD™ kit to detect recurrence of breast cancer. Other than pursuant to a license or sale to a third party, Biomira is not currently intending to further pursue its radioimmunoimaging business.

In Vitro Diagnostics

     As a consequence of the Company’s acquisition of OncoTherapeutics, Inc., Biomira acquired, among other things, in vitro diagnostic signal transduction technology called OncoStep. This set of diagnostic assays is designed to assess the potential of patients to respond to immune therapy as well as to evaluate patients with compromised immune systems. These assays may have diagnostic application in cancer and autoimmune diseases such as AIDS. In December, 1997 Biomira USA signed a license agreement with Coulter Corporation of Miami, Florida (Coulter Corporation has since been acquired by Corixa Corporation), pursuant to which Biomira USA sublicensed commercial rights for two signal transduction patents to Coulter Corporation (the rights to which Biomira USA in part received under the patent license agreement with the United States Public Health Service described in this Annual Information Form under “Business of the Company — Research, Development and Manufacturing Agreements — United States Public Health Service”). Biomira received an up front licensing fee and is entitled to receive milestone payments and royalties on future sales.

Corporate Strategy

     Biomira believes that its future success depends upon its evolution from a research company to a forward integrated biotechnology development, sales and marketing company. To this end, the Company is developing a portfolio of cancer vaccines. The Company’s current leading product candidates are Theratope vaccine and BLP25 liposomal vaccine.

     Mindful of the necessity to adhere to budget controls and strong fiscal management, Biomira announced on October 10, 2002 that the Company had initiated a cost reduction program focused primarily on curtailing earlier research programs in favour of continuing development of its two lead product candidates, Theratope vaccine and BLP25 liposomal vaccine. The decision by Biomira to initiate a cost reduction program came after a review of its operating cost structure in light of the downturn in the biotech sector. The cost reduction program involved an approximately 30% reduction of staff and curtailment of expenditures in 2003 and 2004, so as to seek to ensure that Biomira has sufficient cash reserves to sustain the Company through to the end of 2004, well beyond the final analysis of Theratope vaccine.

     In August, 1999 Biomira announced the entering into of an equity line financing, the maximum dollar amount of which was increased on January 31, 2000 to up to U.S. $100 million. The equity line is scheduled to end in June, 2003 and, as at May 15, 2003, the Company has drawn down 7,050,150 shares under the equity line for net proceeds of approximately U.S.$50.8 million (approximately CDN$73.5 million). On May 6, 2003, Biomira issued a final draw down notice under the equity line in the amount of U.S.$750,000.

     Effective as of September 26, 2001, the Company issued in the aggregate U.S.$15 million principal amount of 4% convertible debentures to a limited number of purchasers in a private placement. The purchasers of the debentures and the placement agent were also issued in the aggregate, 775,000 common stock purchase warrants with an exercise price of U.S.$6.00 per common share. The Company repaid the remaining outstanding principal and interest (totalling U.S.$882,962) under the convertible debenture financing in early May, 2003, in advance of the June 2, 2003 due date, in cash, with no penalty or premium for early repayment. All outstanding convertible debentures were cancelled. None of the debentures originally issued, nor any portion of them, were ever converted to stock.

     On May 1, 2002, Biomira announced that it had received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $150 million shelf prospectus filed on April 30, 2002 in specified Canadian jurisdictions. The Company also filed on April 30, 2002 a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. The shelf prospectus will be effective for approximately 25 months. On May 1, 2003, Biomira closed a U.S.$5.5 million financing under a prospectus supplement to the shelf prospectus. The Company sold 4,824,561 common shares at an issue price of U.S.$1.14 and 814,815 warrants at an exercise price of U.S.$1.66 (each purchaser participating in the offering receiving warrants to purchase 0.169 common shares for every one common share purchased in the offering). The warrants have a two year term from the closing date. On May 15, 2003, Biomira completed the closing of a U.S.$3.7 million financing under a second prospectus supplement to the shelf prospectus. The Company sold 3,245,615 common shares at an issue price of U.S.$1.14 and 548,148 warrants at an exercise price of U.S.$1.66 (each purchaser participating in the offering receiving warrants to purchase 0.169 common shares for every one common share purchased in the offering). The warrants have a two year term from the closing date. The U.S.$5.5 million financing and the U.S.$3.7 million financing assist the Company in its goal to ensure that it has sufficient funds available to sustain the Company through to the end of 2004, well beyond the final analysis of Theratope vaccine.

     On May 3, 2001, Biomira and Merck KGaA announced a collaboration whereby Biomira and Merck KGaA will co-develop Biomira’s two lead cancer vaccine compounds, Theratope and BLP25 (see “Business of the Company — Immunotherapeutics”). Under the terms of the collaboration, both companies will share equally in the external development costs of the two programs retroactive to January 1, 2001. Upon commercialization, Merck KGaA will handle all regulatory, clinical, and sales and marketing activities and associated costs for all markets outside of the U.S. and Canada. Biomira will receive royalties on net sales for these markets. Biomira will retain marketing rights in Canada. Merck KGaA and Biomira will co-promote the products in the United States. The co-promotion activities of Merck KGaA in the U.S. are planned to be conducted through its U.S. affiliate, EMD Pharmaceuticals, Inc. With respect to product sales in the U.S. and Canada, the parties will be entitled to an equal share of net sales revenue. Both companies will employ their own sales teams.

     It is the intention of Biomira to employ appropriate sales and marketing personnel as required, not establishing a large sales force before clinical projects warrant such expenditure (See “Business of the Company — Marketing and Sales”). Biomira plans to in-license other oncology therapeutics so as to leverage the sales and marketing infrastructure to be established by Biomira in the U.S. and Canada. There is no assurance that Biomira will be able to recruit and retain the appropriate sales and marketing professionals and associated infrastructure necessary to successfully in-license product opportunities.

Research, Development and Manufacturing Agreements

     Biomira has benefited from an ongoing relationship with the University of Alberta and continues to benefit from collaborative relationships with individual researchers and consultants at leading scientific and clinical institutions. Such relationships provide ongoing assistance with the assessment of the Company’s scientific and clinical work as well as with development of its products.

University of Alberta

     Pursuant to an agreement dated February 25, 1986, between the Company, the Governors of the University of Alberta (the “University”), Almiria Capital Corp. (“Almiria”) and Bioalta Inc. (“Bioalta”), each of which was a principal shareholder (the “University of Alberta Agreement”), the University granted all its present and future rights to certain technology to the Company. As defined in the University of Alberta Agreement, “Technology” means, subject to certain exceptions, all technical information, discoveries and inventions, including all patents, trade marks, know-how and other intellectual property rights developed by Dr. Antoine A. Noujaim and Dr. B. Michael Longenecker (the “Professors”) and others in connection with research and development projects undertaken by the Professors at the University relating to monoclonal antibodies, synthetic antigens and other matters. Almiria and Bioalta provided the initial funding for the University of Alberta Agreement.

     In consideration of the granting of the Technology, the Company agreed to provide funding in amounts ranging from $300,000 to $500,000 for the first three years of the University of Alberta Agreement and issued 12,500 non-voting redeemable Class A preference shares to the University. The University is entitled to a representative on the Company’s board of directors as long as the University is the holder of any such Class A preference shares. The preference shares are redeemable for $1,250,000 in the aggregate and are to be redeemed on an annual basis, at $100 per share, to the extent possible, out of 20% of the net profits of the Company for each year. In addition, the Company has agreed to pay quarterly royalties to the University in the amount of 3% of the net proceeds of sale received by the Company for any products sold that employ the Technology in their manufacture or of net proceeds of the sale or the licensing of the Technology.

AltaRex

     In connection with the sale of certain tangible assets to AltaRex Corp. (“AltaRex”) in November 1995, the Company entered into a license agreement with AltaRex wherein Biomira granted an anti-idiotype induction therapy field of use license for its antibody MAb B43.13. The Company received a one time up front payment from AltaRex and will receive royalties from AltaRex based on sales (following the commercialization thereof) of products (such as OVAREX™) using the MAb B43.13 antibody for anti-idiotype induction therapy applications. In September, 1999, the license agreement was amended and restated to clarify and modify certain terms of the license agreement that had given rise to issues raised by each of the parties.

University of Minnesota

     Biomira USA (OncoTherapeutics, Inc.) acquired an exclusive worldwide license from the University of Minnesota on June 6, 1991 in relation to the University of Minnesota’s technology for culturing lymphocytes, methods of treatment using such lymphocytes and liposome immunoadjuvants containing IL-2.

United States Public Health Service

     In February 1994, a permit for joint research between the United States National Cancer Institute and Biomira USA was approved by letter agreement to be developed into a Cooperative Research and Development Agreement (“CRADA”) number 225. This CRADA, covering the development of liposomal idiotypic vaccine (formerly OncoVAX) formulations containing lymphoma Ag and IL-2, was signed in the spring of 1997.

     In September, 1997 Biomira USA executed an exclusive patent license agreement with the United States Public Health Service (“PHS”) relating to technology which was the subject of CRADA 109 (“Therapeutic Use of Peripheral Blood Lymphocytes Stimulated with Antibodies and Lymphokines Encapsulated in Liposomes” — which evolved to include research with respect to signal transduction technology (see “Business of the Company — Diagnostics — In Vitro Diagnostics”)) and certain patent rights held by the PHS in relation thereto.

Hoffmann — La Roche

     In September 1994, Hoffmann-La Roche granted to Biomira USA certain rights, in exchange for certain reciprocal rights from Biomira USA, regarding Interleukin-2 in combination with liposomes. The agreement extends through the issuance of patents for so long as such patents remain in effect or for twenty years following a product launch, whichever is later. The agreement contains provisions regarding royalties, confidentiality and indemnification.

The Biomembrane Institute

     In November, 1999, Biomira entered into a collaborative research agreement and license agreement with The Biomembrane Institute of Seattle, Washington. The two licensed patents, which have been issued in the United States, Japan and Canada, supplement Biomira’s current patent portfolio in relation to Theratope vaccine. The two patents cover methods to prevent growth and replication of cancer cells that express a mucin-type glycoprotein. Under the collaborative research agreement, Biomira will fund certain research in the area of MUC1 expression on T-cells at The Biomembrane Institute over a five year period. In return, Biomira will have the first right to negotiate a license to any technology that emerges out of such funded research.

Other

     From time to time, the Company enters into other research and technology agreements with third parties under which research is conducted and monies expended. These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a commercialized product.

     The Company also has licensing agreements to use proprietary technology of third parties in the Company’s research and development. If this research ultimately results in a commercialized product, the Company has agreed to pay certain royalties and licensing fees.

Patents and Proprietary Information

     The Company’s policy is to file for and prosecute patent applications covering those of its inventions that it considers potentially beneficial to its business. Biomira is also actively pursuing the licensing in of patents that will add value to Biomira’s patent portfolio, as well as the licensing out of patents that are outside of Biomira’s core business. The Company currently owns or has an exclusive license to approximately 78 issued patents worldwide (43 are in-licensed), of which 34 are issued in the United States (21 are in-licensed).

     Biomira’s Theratope vaccine is protected by a number of patents and patent applications filed by and issued to the Company, as well as by in-licensed patents and patent applications from The Biomembrane Institute, Seattle, Washington (including issued US patents 5,660,834 and 5,747,048, see — “Business of the Company — Research, Development and Manufacturing Agreements — The Biomembrane Institute”). On March 25, 2003, US Patent 6,326,009 was re-issued as US RE38,046 with broader claims, as well as additional claims pertaining to specific formulations of Theratope.

     Biomira’s BLP25 liposomal vaccine is protected by in-licensed patents from the Dana-Farber Cancer Institute, Inc. of Boston, Massachusetts (US 4,963,484 and US 5,053,489) and in-licensed patents and patent applications from Cancer Research Technology Limited (formerly Imperial Cancer Research Technology Limited) of London, England (issued patents US 6,222,020, EPO 0341252 and Canada 1,339,204). Biomira US patent application USSN 09/497,232, “Lipid-modified MUC-1 derivatives”, was recently allowed and will, when issued, add to the protection of the Company’s BLP25 liposomal vaccine. Additional Biomira patent applications have been filed worldwide and will, if issued, provide additional coverage for the BLP25 liposomal vaccine.

     Biomira is also continuously developing intellectual property in focus areas of research within the Company.

     Biomira USA owns or has an exclusive license to a number of patent applications and issued patents (including Biomira USA patents US 6,207,170 and US 6,312,718) providing coverage for the Company’s patient specific vaccines. Biomira USA also has license rights to a number of patent applications and issued patents, including US patents 5,296,353, 5,583,002, 5,556,763, 5,658,744, 5,889,143 and 5,965,366, relating to a method believed to be useful in the evaluation and treatment of patients with progressive immunosuppression; US patents 5,316,763, 5,641,677, 5,443,983 and 5,725,855 relating to methods of increasing stimulation of lymphocytes through a short (24-48 hour) in vitro treatment with monoclonal anti-CD3 and liposomal IL-2 to increase their in vivo activity; and US patents 5,409,698, 5,650,152 and 5,773,006 providing a liposome containing lymphokines such as interleukin-2.

     The Company believes that its patent filings may contribute to the establishment and maintenance of a competitive position with respect to one or more of its products under development. However, while Biomira believes that it possesses proprietary rights, including unpatented trade secrets and know-how and its collection of proprietary monoclonal antibodies, and that its continuing technological innovations will enable it to maintain a competitive position with respect to its products, it does not have patents covering all of these products. No assurance can be given that others will not independently develop substantially equivalent proprietary information and technology, or otherwise gain access to the Company’s trade secrets or disclose such technology, or that the Company can meaningfully protect its unpatented trade secrets. In addition, there can be no assurance that the Company’s pending applications will result in issued patents, or that its issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent an issued patent by adoption of a competitive though non-infringing product or process. Interpretation and evaluation of biopharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions.

     It must also be noted that no assurance can be given that others will not obtain patents that the Company would need to license in order to produce and commercialize its products, or if a license is required that it would be available on reasonable terms. There can also be no assurance that, if such a license is not obtained, the Company will be able to circumvent, through a reasonable investment of time and expense, such outside patents.

     In this regard, the Company is presently aware of a number of patents or applications which, if valid, at least potentially pose infringement risk in one or more countries to its products. However, these patents or applications are limited to particular elements of products, such as specific antigens, antibodies, labels, components and methods and may be circumventable. In addition, one or more of these patents may be held to be invalid or unenforceable. Also, the Company believes that many of the aforementioned patents are available for license. Nevertheless, the existence of these patents may create additional costs for commercialization of the Company’s cancer products, whether through product re-design (which could affect the competitiveness of the product), additional testing, litigation costs, or license fees and royalties.

Marketing and Sales

     The Company’s marketing and sales staff currently consists of a Vice President, a U.S. Senior Director of Sales and Marketing, and a Canadian Director of Sales and Marketing. The two Directors of Sales and Marketing work closely with their counterparts at EMD Pharmaceuticals, Inc., the U.S. affiliate of Merck KGaA. It is envisaged that when the first Biomira product is launched in North America, Biomira will have full geographic sales force coverage with its own staff in the United States and Canada (as contemplated under Biomira’s collaboration with Merck KGaA). Biomira also uses consultants to assist in preparing for the Company’s marketing requirements and in expanding Biomira’s product pipeline.

Manufacturing

     The Company maintains a highly trained staff to develop efficient commercial manufacturing processes for its products. However, Biomira has shifted its late stage clinical and commercial manufacturing focus to outsourcing (also see “Business of the Company — Description of Property”). This strategy allows the Company to use contract manufacturers that already have extensive GMP (see “Business of the Company — Government Regulation”) manufacturing experience. The Company has developed a staff with experience in the management of contract manufacturing and currently intends to outsource the supply of all its commercial products. At an appropriate time, should it be determined financially attractive to do so, the Company may build its own fully licensable facilities or purchase or lease such facilities.

     In order to provide assurance that contract manufacturers are capable of executing their contracts in full regulatory compliance, the Company maintains a quality assurance staff with the necessary skills in auditing contract manufacturers and suppliers for regulatory compliance.

Competition

     The biotechnology and pharmaceutical industries are highly competitive. Many companies which are engaged in the biotechnology field, and in cancer research in particular, have financial, technical and marketing resources greater than those of the Company. Some of these are firms with established positions in the pharmaceutical industry and may be better equipped than the Company to develop, refine and market products based on monoclonal antibody-based technology, or on other technologies applied to the treatment of cancers.

     The Company has unique potential to produce synthetic antigens for the derivation of vaccines for cancer immunotherapy. Further, the Company through its acquisition of Biomira USA has certain proprietary rights for the use of liposomal delivery vehicles. For these reasons, the Company has focused on those applications where it believes its technology will offer significant advantages over other existing technologies.

     The Company believes that as the biotechnology field develops, manufacturing, regulatory and marketing expertise will be increasingly important as competitive factors. In this regard, the Company believes that if it is successful in increasing in-house development and marketing expertise, developing outsourcing relationships with competent manufacturers and other service providers and if it is successful in entering into joint development and licensing agreements with major pharmaceutical and health care corporations, the Company will be able to compete effectively in its principal product areas.

Government Regulation

     In Canada and the United States, the manufacture and sale of biotechnology products is rigorously controlled by the Canadian Health Products and Food Branch (“HPFB”) and the United States Food and Drug Administration (“FDA”), respectively. The laws of both countries require appropriate manufacturing facilities and carefully controlled research, manufacturing and testing of products. Biotechnology companies must establish control over manufacturing and testing of their products, through the use of good manufacturing practices (“GMP”) before being allowed to market their products. The safety and efficacy of a new product must be shown through clinical trials of the drug carried out under procedures acceptable to the HPFB and FDA.

     In Canada, new in vivo products must pass through a number of testing stages including pre-clinical testing and clinical trial testing. Pre-clinical testing usually involves evaluating the product’s pharmacokinetics, pharmacology and toxicology in animals. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable level of toxicity) can lead to Investigational New Drug (“IND”) status. This enables the manufacturer of the new product to begin clinical trials on humans.

     In order to achieve IND status in Canada, a clinical trial application (“CTA”) must be filed with the HPFB. The submission must contain specified information including the results of the preclinical tests completed at the time of the submission together with any available data on testing in humans. In addition, since the method of manufacture may affect the efficacy and safety of a product, information on manufacturing methods and standards and the stability of the substance and dosage form must be presented to enable the HPFB to evaluate whether the product that may eventually be sold to the public has been shown to be comparable to that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure that a product meets its specifications for identity and purity and other parameters for assessing product quality. The submission must also provide details on the testing that is to be performed, including who will be performing the testing and where it will be performed.

     Once the HPFB clears a CTA, clinical trials can begin. Clinical trials are generally carried out in three phases. Phase I involves studies to evaluate safety in humans. The new product is administered to consenting subjects to determine the safety profile and prevalence of adverse side effects. For cancer therapy, including the Company’s technology, Phase I studies are conducted in cancer patients. In many Phase I studies the effects of dosing and scheduling are also studied. Phases II and III involve efficacy studies. Phase II trials seek clues to clinical efficacy, while furthering the safety profile in patients with the condition the product is intended to treat. In Phase III, controlled clinical trials are conducted in which the product is administered to a large number of patients who may receive benefit from the product. In Phase III, the effectiveness of the new product is usually compared to that of a control or accepted methods of treatment or best standard of care, in the anticipation that significant clinical efficacy can be demonstrated. After clearance of the initial CTA application, the manufacturer has certain reporting responsibilities to the HPFB.

     If the clinical studies are successful, the manufacturer submits a New Drug Submission (“NDS”) (referred to in the United States as a New Drug Application or “NDA” or Biologics Licence Application or “BLA”) to the HPFB for marketing approval. The NDS contains all information pertaining to the proposed claims about the product’s performance including the results of the pre-clinical and clinical studies. Information about a substance contained in an NDS includes its proper name, its chemical name, details on its method of manufacturing and purification and its biological, pharmacological and toxicological properties. The NDS also gives information about the dosage form of the product including the quantitative listing of all ingredients used in the formulation, its method of manufacture, packaging and labelling, the results of stability tests, its diagnostic or therapeutic claims and side effects as well as details of the clinical studies to support the safety and efficacy of the product. All aspects of the NDS are critically reviewed by the HPFB. Where an NDS is found satisfactory and the manufacturing establishment(s) is found satisfactory a Notice of Compliance is issued permitting the substance to be sold.

     The controls of a new product do not cease once it is on the market. For example, a manufacturer of a new product must report any new information received concerning serious side effects, including the failure of the product to produce desired effects. In addition, if it is determined to be in the interest of the public health, a Notice of Compliance for a new product may be suspended and the new product may be removed from the market.

     The requirements for in vivo products outlined for Canada are similar to those in all major pharmaceutical markets and while the tests carried out for Canada are likely to be acceptable for all other countries, supplementary testing may be requested by individual regulatory authorities during their assessment of any submissions by the Company.

     In the United States, a manufacturer must prepare and file an IND submission with the FDA before testing can begin on humans. An application contains a variety of information about the products, including the results of previous animal and human studies, the basic chemistry of the product and manufacturing information. The submission also provides details on the testing that is to be performed, including who will be performing the testing and where it will be performed. As in Canada, human studies are characterized as Phase I, Phase II or Phase III studies. Phase I studies focus on the safety profile of the product, Phase II seeks clues as to efficacy, and Phase III seeks to statistically confirm in larger trials the efficacy of the product.

     After acceptance of the initial IND application, the manufacturer has certain reporting responsibilities to the FDA including the submission of yearly updates on the product’s safety. As the testing progresses into Phases II and III, the focus shifts to the efficacy of the product and the clinical studies that will enable the manufacturer to receive FDA approval for the marketing of the product.

     Companies such as Biomira may in particular circumstances be able to take advantage of programs for accelerated development of products designed to treat rare and serious or life-threatening diseases. For example, the FDA fast track drug product development program.

     The process of completing clinical testing and obtaining regulatory approval for a new product is, in general, likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the HPFB or FDA will review and approve the marketing application in a timely manner. Even after initial approval has been obtained, further studies may be required by an agency to provide additional data or may be voluntarily conducted to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the HPFB and FDA require post-market surveillance programs to monitor a product’s side effects. Results of post-marketing programs may limit or expand the further marketing of products. It is not possible to accurately predict the time required for new product approval or the extent of clinical testing and documentation that may be required by regulatory authorities. Any delays in obtaining, or failing to obtain, regulatory approvals would significantly delay the development of markets and the receipt of revenues from the sale of these products.

     In addition to the regulatory product approval framework, biotechnology companies are subject to regulation under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology field.

Human Resources

     As at December 31, 2002 the Company (including its consolidated subsidiaries) employed 115 persons, many of whom are engaged in research and development activities, 13 of whom hold Ph.D. and/or M.D. degrees and 14 of whom hold other advanced degrees. A number of the Company’s management and professional employees have had prior experience with pharmaceutical or medical products companies.

     The Company’s ability to develop marketable products and to establish and maintain its competitive position in light of technological developments will depend, in part, on its ability to attract and retain qualified personnel. Competition for such personnel is intense. The Company believes that it has been successful to date in attracting the highly skilled personnel critical to its business. The Company has also chosen to outsource activities where skills are in short supply or where it is economically prudent to do so.

     None of the Company’s employees are covered by collective bargaining agreements and the Company believes that its relations with its employees are good.

Description of Property

     Biomira maintains its corporate offices in Edmonton, where it leases a 58,000 square foot facility in the Edmonton Research Park for office and research functions. The Company recently negotiated a new three year lease expiring March 31, 2005, which new lease provides Biomira with the right to extend the term of the lease for two additional years. The new lease does not include an option to purchase the facility (as had been the case under the original lease).

     Following the suspension of U.S.-based research and development operations in October 2002, Biomira USA Inc. vacated the research laboratories and offices comprising approximately 16,000 square feet which it leased in a building located in Cranbury, New Jersey. The ten-year lease for such premises expires on February 29, 2004. As the Company remains committed under the lease for the full term, it has entered into a sublease agreement with a third party for a portion of this space until June 30, 2003, and on a month-to-month basis thereafter subject to 30 days notice of termination by either party. The offices (comprising approximately 650 square feet) of Biomira USA Inc. have been relocated to a new office facility in Cranbury, New Jersey. The lease agreement with respect to such new premises commenced on December 1, 2002 and expires on May 31, 2004.

Legal Proceedings

     In connection with the Company’s sale of HealthVISION Corporation on February 11, 1994, it provided representations and warranties to the Purchaser and agreed to certain covenants which expired at various dates between then and 1998. On January 31, 1996, the Purchaser filed a statement of claim against the Company claiming breaches of a covenant related to the collectability of certain accounts and contracts receivable recorded on the Disclosure Schedule delivered in connection with such sale within a specified period of time following the sale, in a net amount of $1,447,289 together with a claim for punitive damages in the amount of $1 million. The Company filed a Statement of Defence on February 16, 1996 and discovery of the former chief financial officer of the Company took place on February 11, 1998 and discovery of the current chief financial officer of Biomira took place on July 19, 2000. Examinations for discovery of the Plaintiffs were held in November, 2000. With the completion of examinations for discovery, a pre-trial conference was held in February, 2003. It is expected that the trial will likely take place in February, 2004. The Company believes that there will be no material liability arising from these claims, and consequently no provision for any material liability in connection with this action has been made in the Company’s financial statements.

Control of the Registrant

     As of March 31, 2003, to the knowledge of the directors and officers of the Company, there were no persons who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

MARKET FOR SECURITIES

     The Common Shares of the Company are listed in Canada on the Toronto Stock Exchange (symbol BRA) and in the United States on The Nasdaq National Market tier of The Nasdaq Stock Market (symbol BIOM). As at March 31, 2003, the Company had 754 registered record holders of its common shares.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below for, and as of the end of, each of the years in the three-year period ended December 31, 2002 is derived from the Consolidated Financial Statements of the Company, which have been audited by Deloitte & Touche LLP. The data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes therein contained in the 2002 Annual Report of the Company, which are incorporated herein by reference.

Three Year Financial Information
(in thousands of Canadian dollars, except per share amounts)

	Years Ended December 31

	2002	2001	2000

Statement of Operations Data
Revenue(1)	$5,304	$7,336	$1,113
Expenses(2)	$38,901	$50,885	$50,033
Other income (expense)(1,2)	$2,238	$4,870	$4,001
Net loss	$(31,359)	$(38,679)	$(44,919)
Basic and diluted loss per common share	$(0.68)	$(0.75)	$(0.93)
Weighted average number of common shares outstanding (in thousands)	52,996	51,502	48,435

(1)	In 2001, the Company reclassified Investment and Other Income from operating revenue to non-operating other income.

(2)	In 2002, the Company reclassified Interest Expense from Operating expenses to non-operating other expense.

All prior year figures have been restated to conform to the current year’s presentation

	Years Ended December 31

	2002	2001	2000

Balance Sheet Data:
Working capital	$29,063	$71,457	$49,998
Total assets	$39,969	$89,189	$61,908
Long-term debt, excluding current maturity	$126	$293	$252
Shareholders’ equity	$22,289	$64,588	$52,297

     The above information is presented in accordance with Canadian generally accepted accounting principles and conforms in all material respects with those of the United States, except as related to the acquisition valuation of the OncoTherapeutics, Inc. merger; the treatment of short-term investments with respect to market value; the disclosure of stock-based compensation related to the Company’s employee stock option plan; the treatment of the convertible debentures and related carrying charges; the treatment of the warrants issued in connection with the Company’s common stock purchase agreement with Creon Management, S.A. and the convertible debentures. See Note 17 to the Company’s Consolidated Financial Statements for the fiscal period ended December 31, 2002.

     To date, the Company has not paid any dividends on its common shares and does not expect to do so in the foreseeable future. Earnings, if any, will be retained to finance its ongoing operations and to develop and expand the Company’s business.

     The Company incurred expenses in relation to research and development of $28,304, $42,117, and $42,055 for the years 2002, 2001, and 2000, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

     Reference is made to the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) that accompanies the Company’s financial statements contained in the Annual Report, which MD&A is hereby incorporated by reference.

DIRECTORS AND OFFICERS

     The name, positions with the Company and principal occupations of each of the directors and officers of the Company are as follows:

Name and Position or Office		Director/
with Company	Office	Officer Since	Principal Occupations

ERIC E. BAKER (1) Long Sault, Ontario	Chairman and Director	Aug. 1985	President of Miralta Capital II Inc. (a venture capital company)

S. ROBERT BLAIR, CC (1) Calgary, Alberta	Director	Feb. 1992	Executive Chair, CST Coldswitch Technologies, Inc. (a photonics company); prior thereto Commissioner General for Canada’s participation at EXPO 2000, Hannover, Germany, prior to December, 1998, Chairman Emeritus, NOVA Corporation

SHEILA MORIBER KATZ, MD, MBA (2)(3) Gladwyne, Pennsylvania	Director	June 1997	Professor of Pathology and Laboratory Medicine, Hahnemann University; prior thereto Dean of Hahnemann University School of Medicine and Co-founder of the School of Public Health

T. ALEXANDER McPHERSON, MD, PhD (1) Edmonton, Alberta	President, Chief Executive Officer and Director	Mar. 1987	President and Chief Executive Officer of the Company and Professor Emeritus, University of Alberta

W. VICKERY STOUGHTON (2)(3) Culver City, California	Director	June 1997	Chairman and Chief Executive Officer, Careside Inc. (a research and development, medical devices company), prior to July, 1996, President of SmithKline Beecham Diagnostics Systems, and prior to October, 1995, President of SmithKline Beecham Clinical Laboratories

MICHAEL C. WELSH, QC (2)(3) Edmonton, Alberta	Director	Mar. 1987	President, Almasa Capital Inc. (a venture capital company) since autumn 1997, prior thereto partner, Welsh & Company (Barristers and Solicitors)

NANCY J. WYSENSKI, BSc, MBA	Director	Mar. 2002	President, EMD Pharmaceuticals, Inc. (a pharmaceutical research & development company), prior thereto Senior Vice President, Operations, NetGenics, Inc., and prior thereto Vice President, Field Sales, Astra Merck, Inc.

Name and Position or Office		Director/
with Company	Office	Officer Since	Principal Occupations

JOHN L. ZABRISKIE, PhD (4) Boston, Massachusetts	Director	Oct. 1998	Retired — Chairman NEN™ Life Science Products, Inc (a functional genomics company), prior to 2000, Chairman and Chief Executive Officer of NEN™ Life Science Products, Inc., prior to 1997, President and Chief Executive Office of Pharmacia and Upjohn, Inc., and prior to 1994, Executive Vice President of Merck and Co., Inc.

RICHARD L. JACKSON, PhD (5) Cincinnati, Ohio	Director	May 2003	President, Jackson Associates Inc. (a biotechnology and pharmaceutical consulting company); prior to April, 2003, President and CEO, Chairman of Board of Directors, Emergen, Inc. (a biotechnology company); prior to March, 2002, Senior Vice President, Research and Development, Atrix Laboratories, Inc. (a biotechnology company)

EDWARD A. TAYLOR, CGA Edmonton, Alberta	Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary	May 1995	Vice President, Finance, Chief Financial Officer and Corporate Secretary of the Company since May, 1995, prior thereto Vice President, Administration of Alberta Pacific Forest Industries Inc.

ROBERT D. AUBREY, BSc Edmonton, Alberta	Vice President, Marketing & Business Development	Sept. 1990	Vice President, Marketing & Business Development of the Company since September, 1990, prior thereto various marketing and sales positions with Abbott Laboratories

THOMAS J. FACKLAM, PhD (6)	Vice President, Technical Operations and Quality	May 1999	Vice President, Technical Operations and Quality of the Company since May, 1999, prior thereto Vice President Operations and Quality of Creative BioMolecular, and prior to 1996, Senior Director of International Clinical Research and Project Management of Johnson & Johnson

Name and Position or Office		Director/
with Company	Office	Officer Since	Principal Occupations

GUY ELY, MD	Vice President, Clinical and Medical Affairs	April 2002	Vice President, Clinical and Medical Affairs of the Company, prior thereto Vice President, Clinical and Medical Affairs of Lorus Therapeutics Inc., and prior thereto Associate Medical Director of SmithKline Beecham Canada, and from 1991-1995 Vice President Clinical Medical Affairs at Biochem Therapeutics

MARILYN OLSON, BComm (7)	Vice-President, Regulatory Affairs	May 2003	Vice-President, Regulatory Affairs of the Company, prior to May 2003, Senior Director, Regulatory Affairs of the Company and prior thereto Manager, Regulatory Affairs of the Company

Notes:

(1)	Member of Executive Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of Corporate Governance Committee

(4)	Ceased to be a director of the Company on May 5, 2003

(5)	Appointed director of the Company on May 5, 2003

(6)	Ceased his employment with the Company on February 28, 2003

(7)	Officer since May 1, 2003

Directors and senior officers of the Company as a group controlled either directly or indirectly as of April 30, 2003 approximately 1.78% of the Company’s outstanding common shares. The term of office of each director is until the next annual meeting of shareholders of Biomira or until his/her successor is elected, unless his/her office is earlier vacated in accordance with the bylaws of the Company.

SHARE CAPITAL

Introduction

     The authorized share capital of the Company currently consists of the following classes of shares, all of which are without par value: (i) an unlimited number of common shares, of which 54,693,501 were outstanding as at April 30, 2003; (ii) 12,500 non-voting redeemable Class A preference shares (“Class A Preference Shares”), all of which are outstanding; and (iii) an unlimited number of Class B preference shares issuable in series (“Class B Preference Shares”), none of which are currently outstanding. The attributes of these classes of shares are summarized below.

Common Shares

     The holders of the common shares are entitled to receive notice of and to attend any meeting of shareholders of the Company and are entitled to one vote in respect of each common share held at such meetings. Subject to the obligation of the Company to apply 20% of its net profits, if any, for the preceding fiscal year for the redemption of the Class A Preference Shares and to the prior rights of the holders of the Class B Preference Shares, the holders of the common shares are entitled to receive such dividends as may be declared by the directors. On a distribution of assets of the Company, the holders of the common shares, subject to the prior rights of the holders of the Class A Preference Shares and the Class B Preference Shares, are entitled to receive the remaining assets of the Company.

     As at April 30, 2003 Biomira had 4,466,220 options outstanding and unexercised. Assuming the exercise of all options exercisable as at April 30, 2003, there would be 57,030,605 common shares outstanding.

Class A Preference Shares

     The holders of the Class A Preference Shares are not entitled to any dividends, but are entitled on a distribution of assets of the Company, in priority to the Class B Preference Shares, the common shares and all other shares ranking junior to the Class A Preference Shares, to receive, as a class, from the assets of the Company, the lesser of (a) a sum equivalent to 20% of the net profits of the Company for the period commencing at the end of the last completed fiscal year of the Company and ending on the date of the distribution of assets, together with a sum equivalent to 20% of the net profits of the Company for the last completed fiscal year less any portion thereof received by such holders in connection with the redemption of Class A Preference Shares and (b) $100 for each Class A Preference Share held by them.

     The Class A Preference Shares are redeemable by the Company at any time on payment for each share to be redeemed of the sum of $100. The Company is obligated in each year to apply 20% of the net profits (if any) of the Company for the preceding fiscal year toward the redemption of the Class A Preference Shares.

     The holders of the Class A Preference Shares are not entitled to receive notice of or to attend or vote at any shareholders’ meetings except in respect of matters which would vary or amend a preference, right, condition, restriction or prohibition attaching to such shares, as provided by the Canada Business Corporations Act.

Class B Preference Shares

     The Class B Preference Shares may be issued from time to time in one or more series, each series consisting of the number of shares, and having the designation, rights, privileges, restrictions and conditions, which the directors of the Company determine prior to the issue thereof. With respect to payment of dividends and distributions in the event of liquidation, dissolution or winding-up of the Company, the Class B Preference Shares are subject to the prior rights of the holders of the Class A Preference Shares, including the obligation of the Company to redeem such shares, but are entitled to preference over the common shares.

RISK FACTORS

History of Operating Losses

     The Company commenced its research activities in 1985. To date, the Company has not generated positive cash flow or operating profits. There can be no assurance that operating profits will be generated in the foreseeable future.

Stage of Development

     The majority of the Company’s products are in the research and/or development stage and have not yet been produced or marketed commercially. There can be no assurance that the Company will ever successfully develop such products or that the Company will ever achieve significant revenues from such products if they are successfully developed.

Capital Needs

     The Company has expended and will continue to expend substantial funds in connection with its research and development activities and clinical trials and regulatory approvals. The funds generated from operations will be insufficient to enable the Company to bring all of its products currently under development to commercialization. Accordingly, the Company may have to raise additional funds. No assurance can be given that additional financing will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing for some of its proposed products.

Product Liability and Insurance

     The Company currently does not have any products that are being sold commercially, which reduces the direct risk of consumer product liability. However, should Biomira introduce products for commercial sale after obtaining regulatory approval, at such time the Company will require product liability insurance which may not be available in the required coverages, or on commercially reasonable terms. Nevertheless, use of the Company’s products and processes during current clinical trials may entail risk of product liability. The Company has obtained approximately CDN$19,500,000 (U.S.$10 million primary coverage and CDN$5,000,000 excess liability coverage) of clinical trial liability insurance for its product candidates in Phase III clinical trials. In addition, the Company has obtained clinical trial liability insurance of varying coverage for some products in Phase I and Phase II trials, depending on the locations, specific conditions and risk assessments of each specific trial. Given the scope, complexity, and duration of clinical trials, it is not possible at this time to determine the overall adequacy of such insurance coverage.

Patents and Proprietary Technology

     The Company’s policy is to file for and prosecute patent applications covering those of its inventions that it considers potentially beneficial to its business. The Company believes that its patent filings may contribute to the establishment and maintenance of a competitive position with respect to its products. However, while Biomira believes that it possesses proprietary rights, including unpatented trade secrets and know-how and its collection of proprietary monoclonal antibodies, and that its continuing technological innovations will enable it to maintain a competitive position, it does not have patents covering all of its present products and those under development. No assurance can be given that others will not independently develop substantially equivalent proprietary information and technology, or otherwise gain access to the Company’s trade secrets or disclose such technology, or that the Company can meaningfully protect its unpatented trade secrets. In addition, there can be no assurance that the Company’s pending applications will result in issued patents, or that its issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent an issued patent by adoption of a competitive though non-infringing product or process.

     It must also be noted that no assurance can be given that others will not obtain patents that the Company would need to licence in order to produce and commercialize its products, or if a licence is required that it would be available on reasonable terms. In this regard, the Company is presently aware of a number of patents or applications which, if valid, at least potentially pose infringement risk in one or more countries to its products. There can be no assurance that, if a required licence is not obtained, the Company will be able to circumvent, through a reasonable investment of time and expense, such outside patents.

Technology and Competition

     Biomira’s success depends on maintaining a competitive position in the development of technologies and products in its area of expertise. Technological competition in the biotechnology industry from other biotechnology companies and others diversifying into the field is intense and expected to increase. Many of these companies have substantially greater research and development capability and experience, and marketing, financial and managerial resources than, and represent significant long-term competition for, the Company. There can be no assurance that developments by others will not render the Company’s products or technologies noncompetitive. In addition, the Company may not be able to achieve the level of acceptance within the medical community necessary to compete successfully.

Government Regulation

     From inception to commercialization, the development, testing and manufacture of the Company’s products are generally subject to substantial government regulation. Regulatory compliance can take several years and can involve substantial expenditures. There can be no assurance that difficulties or excessive costs will not be encountered by the Company in its efforts to secure necessary approvals or licences, which could delay or prevent the Company from marketing its products.

Dependence on Third Parties

     The Company is or may in the future be dependent on third parties for certain raw materials, for antibody production, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining such materials and services, no assurance can be given that the Company can obtain such materials and services.

Dependence on Key Personnel

     The Company’s success depends in large part upon its ability to attract and retain highly qualified scientific, manufacturing, marketing and management personnel. The Company faces competition for such personnel from other companies, academic institutions, government entities and other organizations. The Company is highly dependent upon certain technical personnel and consultants.

Volatility of Share Price

     The market prices for securities of biotechnology companies, including those of the Company, have been historically volatile. Future announcements concerning the Company or its competitors, including the results of testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation and public concern as to the safety of the Company’s products, may have a significant impact on the market price of the Company’s common shares.

ADDITIONAL INFORMATION

     Upon request being made by any person to the secretary of the Company, the Company shall provide to that person the following:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of it securities:

(i)	one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference therein;

(ii)	one copy of the Company’s comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

(iii)	one copy of the Management Proxy Circular of the Company in respect of its most recent annual meeting of shareholders that involve the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above. The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Proxy Circular for its annual meeting of shareholders which is to take place on June 26, 2003. Additional financial information is provided in the Financial Statements for its most recently completed financial year. Copies of the Management Proxy Circular, Financial Statements and the Annual Report may be obtained upon request from the Investor Relations Department, Biomira Inc., 2011 – 94 Street, Edmonton, Alberta, T6N 1H1 (telephone: (780) 490-2812 or toll free 1-877-234-0444 ext. 812, facsimile: (780) 450-4772, email: IR@biomira.com).

May 20, 2003

GLOSSARY

Active Specific Immunotherapy (ASI)	Immunization of cancer patients against specific antigens found in high concentrations on cancer cells, but which antigens are absent or only in low concentrations on normal cells

Antibody	Specific and defensive protein substances which are generated in the body in response to the introduction of foreign substances (antigens) and which combine with antigens to neutralize their toxic effects

Antigen	Any foreign or “non-self” substance that, when introduced into the body, causes the immune system to create an antibody

Immune Response	The body’s response to a foreign substance

Immunotherapy	A medical technique for stimulating a patient’s immune system to attack and destroy disease-causing cells (viruses, bacteria, cancer cells, etc.)

Interleukins	A family of molecules which act as messengers between cells of the immune system

Interleukin-2	Interleukin-2 (IL-2) is a cytokine, or cell messenger, and is used in non-specific immunotherapy designed to boost the general immune system

KLH	Keyhole Limpet Hemocyanin is a high molecular-weight protein and a potent immune system stimulant isolated from the blood of a marine mollusk

Liposomal Interleukin-2	In lipsomal IL-2, the IL-2 is encapsulated in a liposome to facilitate the slow release and targeted delivery of IL-2 to immune cells, thereby lessening the toxicity of IL-2

Metastatic Cancer	Cancer which has spread from the primary tumour resulting in secondary tumour formation

Monoclonal Antibodies (MAb)	Identical antibodies produced by the progeny of a single antibody-producing cell

Peptide	A protein molecule consisting of amino acids connected by peptide bonds

Protein Carrier	A protein to which another substance, such as a carbohydrate, is attached, usually by way of a linker.

Statistical Significance	Mathematical calculation demonstrating that an apparent clinical benefit is due to the activity of the product and not achieved by chance

STn	Sialyl Tn is a marker or antigen appearing on the surface of many solid tumour cancers, including breast and colon cancers

SUPPLEMENTAL INFORMATION NOT INCLUDED
IN CANADIAN ANNUAL INFORMATION FORM

PRESENTATION OF INFORMATION AND CURRENCY EXCHANGE RATES

     Unless otherwise stated, all financial information presented in this Form 40-F or in the Company’s financial statements is presented in Canadian dollars. On May 15, 2003, Cdn $1.00 equals U.S. $0.73.

     Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. The high and low noon exchange rates, the average rates (average of the exchange rate from the last day of each month during the period) and the end period rates for Canadian dollars, expressed in United States dollars, from January 1, 1998 to December 31, 2002, as reported by the Federal Reserve Bank of New York, were as follows:

	Year Ended December 31,

	2002	2001	2000	1999	1998

Exchange Rate at end of year	$.6329	$.6279	$.6669	$.6925	$.6563
Average Exchange Rate during year	$.6368	$.6467	$.6732	$.6746	$.6757
High Exchange Rate during year	$.6200	$.6697	$.6969	$.6925	$.7059
Low Exchange Rate during year	$.6619	$.6241	$.6410	$.6625	$.6361

RECONCILIATION TO UNITED STATES GAAP

     The financial statements were prepared on the basis of Canadian accounting policies and principles. As applicable to the Company, any material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States have been incorporated in the audited and consolidated financial statements, and particularly as described in Note 17 to the Company’s Consolidated Financial Statements, and all of which have been reconciled for any significant differences between generally accepted accounting principles used in the United States and in Canada in accordance with the instructions of Item 18 of the Commission’s Form 20-F.

NATURE OF TRADING MARKET AND NUMBER OF SHAREHOLDERS

     The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The Nasdaq National Market. The following table sets out the reported high and low prices on The Toronto Stock Exchange and on The Nasdaq National Market.

		The Toronto		The Nasdaq
		Stock Exchange[1]		National Market
		Price Range		Price Range

		High	Low	High		Low

2001	First Quarter	$14.00	$8.25	US$	9.25	US$	5.19
	Second Quarter	$14.80	$8.93	US$	9.65	US$	5.63
	Third Quarter	$11.20	$5.33	US$	7.40	US$	3.45
	Fourth Quarter	$8.21	$5.95	US$	5.43	US$	3.76
2002	First Quarter	$7.55	$5.22	US$	4.72	US$	3.27
	Second Quarter	$6.49	$3.20	US$	4.17	US$	2.06
	Third Quarter	$5.12	$1.15	US$	3.32	US$	0.72
	Fourth Quarter	$3.05	$0.85	US$	1.95	US$	0.54
2003	First Quarter	$2.26	$1.36	US$	1.47	US$	0.91
	Second Quarter (through May 15, 2003)	$2.60	$1.50	US$	1.90	US$	1.03

1.	On November 24, 1999, the Company discontinued its listing with the Montreal Exchange; price ranges disclosed above for The Toronto Stock Exchange would be the same for the Montreal Exchange prior to that date.

     On March 31, 2003, the Company had approximately 754 shareholders of record.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Form 40-F contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company, proposed clinical trials and the analysis of the results therefrom, and proposed transactions, including the possible acquisition of, or the possible divestiture of, certain assets or current business activities of the Company. For this purpose, forward-looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “believes”, “expects”, “anticipates”, or similar expressions. In connection with the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995, the Company is including this cautionary statement identifying important factors that could cause the Company’s actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. These factors, many of which are beyond the control of the Company, include the Company’s ability to (i) identify and capitalize on possible collaboration, strategic partnering, acquisition or divestiture opportunities, (ii) obtain suitable financing to support its operations, clinical trials and commercialization of its products, (iii) manage its growth and the commercialization of its products, (iv) achieve operating efficiencies as it progresses from a mid-stage to a final-stage biotechnology company, (v) successfully compete in its markets, (vi) realize the results it anticipates from the clinical trials of its products, (vii) succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products, (viii) achieve regulatory clearances for its products, (ix) obtain on commercially reasonable terms adequate product liability insurance for its commercialized products, (x) adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors, (xi) assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors and (xii) not encounter problems with third parties, including key personnel, upon whom it is dependent. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that its expectations will be met. All forward-looking statements contained herein are expressly qualified in their entirety by this Cautionary Statement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES SHAREHOLDERS

     The following general discussion sets forth the material United States federal income tax consequences that Pepper Hamilton LLP, U.S. counsel to the Company (“Counsel”), believes are applicable, and may be of significance, to the following persons who invest directly or indirectly in Common Shares of the Company and hold such Common Shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specially defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the United States or any state, (iii) estates the income of which is subject to

United States federal income taxation regardless of its source and (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or the trust has elected to be a U.S. trust for tax purposes. This discussion does not deal with (a) any aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on his particular circumstances (including potential application of the alternative minimum tax or unrelated business income tax), (b) certain U.S. Shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Common Shares or (d) any aspect of state, local or non-United States tax laws.

     Dividends Paid on Common Shares

     Subject to the application of the “passive foreign investment company” (“PFIC”) rules discussed below, distributions paid on Common Shares (including any Canadian taxes withheld) to a U.S. Shareholder will be treated as ordinary income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Distributions in excess of such earnings and profits will be applied against the U.S. shareholder’s tax basis in Common Shares, and any distributions in excess of such tax basis will be treated as gain from the sale or exchange of such Common Shares. Distributions from the Company generally will not qualify for the United States dividends-received deduction available to corporations. Canadian withholding tax withheld or paid will be eligible for a credit against the U.S. Shareholder’s U.S. federal tax liability or, at the U.S. Shareholder’s election, a deduction in calculating U.S. tax liability. The ability to claim a credit for the Canadian taxes paid may be subject to significant limitations under the Internal Revenue Code.

     Disposition of Common Shares

     Subject to the applicable PFIC rules discussed below, if a U.S. Shareholder holds Common Shares as a capital asset, any gain or loss on a sale or exchange of such shares will be capital gain or loss, which will be long-term capital gain or loss if the holding period is one year or more. Generally, the maximum tax rate for U.S. shareholders who are individuals on long term capital gain is 20% for capital assets held for more than one year. The sale of Common Shares through certain brokers will be subject to the information reporting and back-up withholding rules of the United States Internal Revenue Code of 1986, as amended (the “Code”).

     Passive Foreign Investment Company

     For any taxable year of the Company, if at least 75% of the Company’s gross income is “passive income” (as defined in the Code), or if at least 50% of the Company’s assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a PFIC. The PFIC determination is made on the basis of facts and circumstances that may be beyond the Company’s control. Counsel is not able to express an opinion as to whether or not the Company is or will be a PFIC in its current or future taxable years because this depends on, among other things, the amount and type of gross income that the Company will earn in the future and the characterization of certain assets as passive or active, which determination cannot be made until the facts are known.

     If the Company is a PFIC for any taxable year during which a U.S. Shareholder owns, directly or indirectly, any Common Shares, the U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Shareholder’s Common Shares. In the absence of an election by such U. S. Shareholder to treat the Company as a “qualified electing fund” (the “QEF Election”), as discussed below, the U.S. Shareholder would be required to report any gain on the disposition of any Common Shares as ordinary income rather than capital gain and to compute the tax liability on such gain as well as on any “excess distribution” (as defined in the Code), as if such amounts generally had been earned pro-rata over the U.S. Shareholder’s holding period for such Common Shares and were subject to the highest ordinary income tax rate for each taxable year of the U.S. Shareholder during such holding period. Such U.S. Shareholder would also be liable for interest (which may be non-deductible by certain U.S. Shareholders) on the foregoing tax liability as if such liability had been due with respect to each such prior year. In addition, gifts, exchanges pursuant to corporate reorganizations and the use of Common Shares as security for a loan may be treated as taxable dispositions, and a stepped-up basis upon the death of such a U.S. Shareholder may not be available.

     The foregoing rules may be avoided if a QEF Election is in effect with respect to a U. S. Shareholder for each of the years that the Company is a PFIC during such U.S. Shareholder’s holding period. A QEF Election may be made by a U. S. Shareholder on or before the due date (including extensions) for filing such U.S. Shareholder’ s tax return for such taxable year. Such a U. S. Shareholder would be taxed on its pro-rata share of the Company’s earnings and profits for the Company’s taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Shareholder’s taxable year, regardless of whether such amounts are actually distributed by the Company. This may result in tax liability without a commensurate distribution with which to pay the liability. An electing U.S. Shareholder’s basis in the Common Shares would be increased by the amounts included in income. Distributions out of earnings and profits previously included by such U.S. Shareholder generally would not be treated as a taxable dividend for United States federal income tax purposes and would result in a corresponding reduction of basis in Common Shares. An electing U.S. Shareholder will not be currently taxed on the undistributed ordinary income and net capital gain of the Company for any year that the Company is not classified as a PFIC. Should a QEF election be made (and if the Company is a PFIC, U.S. Shareholders should consider this special election), there are a number of specific rules and requirements applicable thereto and a U.S. Shareholder is strongly urged to consult his own tax advisor in that regard.

     If the Company is a PFIC, a U.S. Shareholder may avoid certain of the tax consequences described in the preceding two paragraphs if the Company Common Stock is marketable (and meets the other requirements of Section 1296 of the Code), and the U.S. Shareholder elects to mark to market the Common Stock on an annual basis. The Common Stock will be marketable so long as it is regularly traded on a recognized exchange.

     In general, a U.S. Shareholder in a PFIC who elects under Section 1296 to mark the Common Stock to market would include in income each year an amount equal to the excess, if any, of the fair market value of the Common Stock as of the close of the taxable year over the U. S. Shareholder’s adjusted basis in such stock. A U.S. Shareholder who makes the Section 1296 election would also generally be allowed a deduction for the excess, if any, of the adjusted basis of the Common Stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the Common Stock included by the shareholder for prior taxable years.

     Once the Mark to Market Election is made, it is binding for all subsequent years, unless the Common Stock ceases to be marketable, or the IRS consents to the revocation of the election.

     The Company intends to notify in writing its U.S. Shareholders within 45 days after the end of the taxable year for which the Company believes it might be a PFIC. In the past, including to the end of calendar year 2002, the Company does not believe that it was a PFIC. The Company has further undertaken (i) to provide its U.S. Shareholders with timely and accurate information as to its status as a PFIC and the manner in which the QEF Election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that U.S. Shareholders, at their option, may make a QEF Election.

     If the Company is a PFIC, each U.S. Shareholder is strongly urged to consult with his or her tax advisor to determine whether the QEF Election or the Mark to Market Election should be made. Each requires attention to specific rules and regulations, and each may not be available to a specific U.S. shareholder.

     Future Developments

     The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions (the “Current Authorities”), all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that Current Authorities will not be changed and, if so, as to the form they will take or the effect they may have on this discussion.

CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

     Within the 90-day prior to the filing of this report on April 25, 2003, (the “Evaluation Date”), the Company’s Chief Executive Officer, Chief Financial Officer, Senior Director of Finance and the Director of Investor Relations, with the participation of outside advisors and others within the Company, carried out an evaluation of the effectiveness of the design and operation of the Company’s Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the Evaluation Date, the Company’s Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to the Company and required to be included in the Company’s periodic SEC filings under the U.S. Securities Exchange Act of 1934, as amended.

(b)	Changes in Internal Controls

     There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

CODE OF ETHICS

     The Company has adopted a Code of Ethics that applies to the Principal Executive Officer and the Senior Financial Officers of the Company. These include the Chief Executive Officer, the Chief Financial Officer and the Principal Accounting Officer, and will also extend to any person performing similar functions. This Code of Ethics is filed as an exhibit to this report and the Company has also posted the full text of the Code of Ethics on its internet website, which can be accessed at www.Biomira.com. No amendments to the Code of Ethics have been made since it was adopted and no waivers, express or implicit, from any provision of the Code of Ethics have been made in favor of any of the officers or persons covered by that Code of Ethics.

ADDITIONAL INFORMATION

     Additional information concerning the Company can be derived from the Company’s Current Reports on Form 6-K filed during calendar year 2002 and to date during calendar year 2003 with the Commission. The most recent Management Proxy Circular attached to the Form 6-K dated May 20, 2003, contains individual director stock ownership, stock options, corporate governance policies and other information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in certain respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

Biomira Inc. (“Biomira” or “the Company”) is an international biotechnology company engaged primarily in the research and development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients.

Biomira’s lead product candidates currently under research and development, Theratope for breast cancer and BLP25 for non-small cell lung cancer, are in late stage clinical development — Phase III and Phase IIb, respectively. In 2000, the U.S. Food and Drug Administration (“FDA”) designated Theratope for the Fast Track program in the area of metastatic breast cancer. The final analysis of the Phase III clinical trial for Theratope is event driven and expected to occur in mid-2003. In addition, the results from the Phase IIb lung cancer study using BLP25 Liposomal vaccine should be available in the third quarter of 2003.

Small Phase II pilot studies for Theratope involving patients with metastatic colorectal cancer, and for BLP25 for patients who have recurrent disease following radical prostatectomy for prostate cancer, both completed enrolment in late 2002. Results of these trials are expected in mid-2003.

Biomira’s corporate strategy with respect to core proprietary technologies has been to retain sole ownership until the programs are closer to commercialization, and negotiating potential alliances from a position of strength. The collaboration with Merck KGaA (“Merck”) of Darmstadt, Germany, clearly exemplified this philosophy. The terms of the collaboration validated the Company’s strategy to retain the rights to its core technologies and to take a lead role in both the development and regulatory processes. For emerging and non-core technologies in its pipeline, the Company will pursue suitable out-licensing opportunities. While some interest has been expressed regarding partnering arrangements for these programs, only preliminary discussions have taken place at this time.

The Company’s short-term strategic focus will be to complete the Theratope Phase III trial and, depending on the outcome, to fast track the data analysis for the purpose of expediting marketing application submissions to the key regulatory agencies. Concurrently, Biomira will accelerate the pace of critical marketing, systems, and other pre-commercialization planning activities. If the results do not meet the rigorous statistical hurdles set but nevertheless indicate a significant clinical benefit, the Company will assess the parameters for further studies that may be required.

Biomira has also initiated new clinical studies to investigate opportunities in other cancer indications and in concert with other treatment regimens. In October 2002, a second Phase II trial for Theratope was initiated for women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these patients.

In response to the downturn in the biotech sector and specifically in Biomira’s share price, both of which substantially impact available financing opportunities, the Company implemented a difficult strategic decision, supported by the Board, to focus its resources on the two late stage product candidates closest to possible commercialization, Theratope and BLP25, while de-emphasizing earlier stage research programs. Announced in October 2002, the decision to initiate a cost reduction plan came after a comprehensive review of Biomira’s product development strategy and operating cost structure. The reorganization included approximately a 30 per cent reduction of staff and curtailment of research activities in order to ensure that the Company has sufficient cash reserves to advance its lead product candidates. In addition, the U.S. operations were downsized and affected administrative functions in all locations realigned. However, Biomira retains a U.S. presence in continuing to develop its marketing organization prior to a potential launch of Theratope. As at December 31, 2002, the Company recorded a one-time restructuring charge of $2.5 million for the year.

Impacted by the above events, Biomira experienced a net loss in 2002 of $31.4 million or $0.68 per share, reflecting a year over year decrease in net loss of $7.3 million, and $0.07 on a per share basis. Overall, cash and short-term investments of $37.2 million decreased by $47.9 million from $85.1 million in the prior year.

Results of Operations

The consolidated losses for the years 2002, 2001, and 2000 were $31.4 million, $38.7 million, and $44.9 million, respectively. For 2002, the $7.3 million or 19% decrease in the year over year loss was largely attributable to a $13.8 million reduction in research and development expenditures in 2002, offset by lower revenues of $2.0 million, $2.6 million in lower investment and other income, and a $2.1 million increase in marketing and business development costs. Included in the net loss for 2002 are non-recurring costs totaling $2.5 million related to workforce reduction, facility exit costs, and asset write-downs.

Revenue

Revenues from operations for the years ended 2002, 2001, and 2000 were $5.3 million, $7.3 million, and $1.1 million, respectively. The majority of the 2002 decrease from the prior year related to licensing revenue that included a one-time payment of $1.6 million (U.S. $1 million) in 2001 to amend a royalty-bearing license into a fully-paid license. Lower revenue from Merck collaborative funding of $884,000, resulting from winding down the Theratope Phase III trial, were offset by an increase of $351,000 from full year amortization of deferred licensing revenue, in contrast to only 7 months being recognized in 2001.

Operating revenues were generated mainly from contract research and development, licensing agreements, and royalties, while non-operating revenues consisted largely of investment income. Revenues are not expected to increase significantly until certain milestone payments tied to clinical success have been earned, and commercialization of one or more of the Company’s products has occurred. Pending these outcomes, the Company will continue to explore licensing opportunities and collaborative alliances for emerging technologies in its pipeline that may contribute to future revenue generation.

Operating Expenses

Research and development

For the three years ended 2002, 2001, and 2000, the Company incurred $28.3 million, $42.1 million, and $42.1 million respectively in direct research and development costs. The lower 2002 research and development expenditures are attributed to significantly lower clinical development costs as the Theratope Phase III trial winds down, coupled with savings from suspension of the Liposomal Interleukin-2 and autologous vaccine programs announced in late 2001. Approximately $15.5 million or 55% of gross research and development costs incurred in 2002 were directly associated with the pivotal Theratope program. Offsetting the lower clinical costs in 2002 was a charge of $1.9 million arising from workforce and facility downsizing related to the Company’s cost reduction initiative.

General and administrative

General and administrative expenses for 2002, 2001, and 2000 were $7.1 million, $7.5 million, and $6.7 million, respectively. The 2002 expenses represent a decrease of 5% over the previous year due primarily to cost savings from the restructuring of the U.S. operations announced late last year, as well as planned spending cutbacks. Included in the 2002 expenses was a charge of $145,000 arising from workforce downsizing related to the Company’s cost reduction initiative.

Marketing and business development

Marketing and business development expenses, $2.1 million in 2002 and nil for 2001 and 2000, were new program expenditures for this year relating to the development of Biomira’s internal marketing capabilities, as well as marketing activities associated with Theratope jointly undertaken and co-funded with Merck under the terms of the collaborative agreement.

Selected Quarterly Data

(expressed in $000s, except per share data)

	2002				2001

	Q1 ended	Q2 ended	Q3 ended	Q4 ended	Q1 ended	Q2 ended	Q3 ended	Q4 ended
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Total revenues	$1,255	$1,393	$1,380	$1,276	$290	$2,243	$1,497	$3,306
Research and development costs	6,579	7,114	6,978	7,633	10,995	11,295	8,336	11,491
Net loss	(7,573)	(7,828)	(7,408)	(8,550)	(11,888)	(11,007)	(7,102)	(8,682)
Net loss per share	(0.17)	(0.18)	(0.16)	(0.18)	(0.24)	(0.22)	(0.14)	(0.17)

Amortization of capital assets

Amortization of capital assets for 2002 included an impairment charge of $420,000 related to non-recoverable leasehold improvements and surplus assets of the downsized U.S. facility, largely offsetting lower amortization compared to prior year arising from asset retirements.

Investment and other income

Investment income of $2.0 million in 2002, compared to $4.6 million and $3.6 million in 2001 and 2000 respectively, is attributable to lower investment balances in 2002 and lower portfolio returns resulting from low interest rates and market instability. As well, a net foreign exchange loss of $208,000, compared to a 2001 gain of $736,000 and a gain of $49,000 in 2000, accounted for the remainder of the variance.

Due to drawing down investments to fund operations and debenture repayments, coupled with projected low market yields for 2003, the Company expects that, in the coming year, investment income will be lower.

Liquidity and Capital Resources

As at December 31, 2002, Biomira’s cash and cash equivalents and short-term investments were $37.2 million compared to $85.1 million at the end of 2001, a net decrease of $47.9 million. The majority of this amount was allocated to funding ongoing operations and repayment of the Company’s convertible debenture obligations.

During 2002, the Company spent $37.6 million (2001 — $49.6 million; 2002 — $48.8) of its reserves on cash operating expenses, which consists of research and development including activities related to product development and clinical trials, general administration, and marketing and business development. The lower cash requirements resulted from cost savings due to curtailment of early stage programs and winding down the Theratope Phase III trials.

Starting February 1, 2002, Biomira commenced repayment of principal and interest under the terms of the convertible debentures, which will retire the obligation over 17 months. The Company has the right to repay both interest and principal in cash, shares, or a combination thereof. For the entire year, the Company elected to repay in cash due to Biomira’s low share price, but future repayments will depend in large part on the then current share price. Total cash payments of principal and interest in 2002 amounted to $16.1 million.

During 2002, the Company raised $4.2 million in exchange for 1,229,012 common shares under the terms of the U.S. $100 million equity line, compared to $4.8 million and 448,005 shares, respectively, in 2001. Although approximately 2.4 million shares are still available for issuance under the terms of the equity line agreement, the equity line expires in June 2003, and it is unlikely, based on Biomira’s current share price, that future draw downs will result in significant proceeds or numbers of shares issued.

From inception, Biomira has financed its research and development, operations, and capital expenditures primarily through public and private sales of its equity securities, licensing and collaborative arrangements, and investment income. To ensure maximum value from its capital resources and overall financial stability, Biomira maintains a comprehensive financial planning, budgeting, and reporting system that enforces a disciplined approach to financial management. The Company’s investment guidelines of capital preservation and security of income require investing in liquid, high-grade investment securities with maturities aligned to projected cash requirements.

To meet future requirements, the Company intends to raise additional cash through some or all of the following methods: public or private equity or debt financing; capital leases; and collaborative and licensing agreements. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The current uncertainty in the equity markets has amplified the risks associated with biotechnology companies, creating an extremely difficult environment in which to raise significant new capital. Consequently, the Company’s ability to generate new cash will depend on external factors, many beyond the control of the Company, as described in “Risks and Uncertainties.” Should sufficient capital not be raised, the Company may have to delay, reduce the scope of, eliminate, or divest one or more of its discovery, research, or development technologies or programs and related personnel, any of which could impair the current and future value of the business.

Key Value Drivers

Biomira believes that it has several key value drivers in place for 2003. These include growth potential should the results for the Theratope Phase III trials be positive, two lead product candidates in late stage development, and a strong and established corporate alliance with Merck. These are considered essential elements for building shareholder value in the coming year. In the Company’s opinion, other value drivers enable it to exploit its leading technologies in synthetic cancer vaccines. These competitive advantages include, among others, Biomira’s strong intellectual and human capital, a lean and focused work force, proven leadership, and well-established financing relationships. If Biomira is to realize its strategic vision to develop novel and effective treatments for cancer, the future success of the Company will largely depend on focusing the creative talents and energy of its employees towards the overarching goal — the timely and prudent commercialization of its intellectual property.

Through a global development and North American co-promotion agreement with Merck executed in May 2001, Biomira is able to capitalize on the strengths of a major partner in product development, manufacturing, and commercialization of new products. Since inception, this relationship has solidified through close functional collaboration on a number of fronts including clinical, regulatory, marketing, and finance. The addition of Nancy Wysenski, President of EMD Pharmaceuticals, Inc. (Merck’s U.S. affiliate) to the Biomira Board of Directors deepens the commitment of the parties to this relationship.

On the supply side, the Company made a strategic choice to not currently invest in internal capability to manufacture commercial quantities of pharmaceutical products, but to outsource its product manufacturing requirements. Therefore, Biomira relies on supply agreements with various contract manufacturing and distribution companies, whose ability to meet rigorous quality specifications and commercial quantities will be critical to future success.

Financing is both a key element of corporate strategy as well as a critical resource in executing that strategy. To facilitate timely access to financing opportunities that may emerge, Biomira registered a U.S. $150 million base shelf prospectus in April 2002 with the various provincial regulators in Canada and the Securities and Exchange Commission in the U.S.

Outlook

Except for historical information, certain matters discussed in this section are by their nature forward-looking and are, therefore, subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made. Some of these factors are inherent in the biotechnology industry, while others are specific to Biomira; some of them are predictable or within the control of the Company, others not. These include, but are not limited to, changing market and industry conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and their pricing, timely development of existing and new products, the difficulty of predicting regulatory approval and market acceptance for the Company’s products, availability of capital or other funding, the ability to retain and recruit qualified personnel, and other risks, known or unknown.

Facing continuing weakness and instability in equity markets generally and the biotechnology sector in particular, Biomira’s share price experienced intense downward pressure in 2002. Although the Company had hoped that its share price would strengthen in anticipation of the final analysis expected in mid-2003, there has been no significant upward movement, which suggests that investors are waiting for the results of that analysis. Given that the prospects for a general market recovery in 2003 are not encouraging, current market conditions for raising equity present a significant challenge for the Company. Biomira enters 2003 with a clear focus on its two late stage product candidates. The strategic mandate over the next three years will be to achieve regulatory approval for its lead product candidate and build the necessary infrastructure to execute Biomira’s mission to become a forward integrated, global products-oriented biotechnology company.

The Company expects that lower 2003 clinical development expenses as the Theratope Phase III trial winds up, with continued co-funding by Merck, will be offset by costs for additional Theratope clinical trials in other indications, as well as pre-launch business development and manufacturing ramp up costs. Biomira’s growth in the next few years will be heavily dependent on achieving regulatory approval for Theratope. Consequently, Biomira anticipates losses for at least the next three years as the Company advances its lead product candidate past rigorous clinical and regulatory hurdles towards commercialization.

Management believes that the Company’s cash and short-term investments, together with expected cash inflows from royalties, collaborative funding arrangements, and investment income, will be sufficient to meet operating and capital requirements into 2004. However, should the results of the Theratope Phase III trial be positive, funding of various commercialization initiatives, such as a sales force and new information systems, will necessitate substantial new financing. The Company’s ability to generate cash beyond 2004 will depend on several factors. Among others, these include successful Phase III trial results for its lead product candidate, Theratope; the availability of new financing through private and/or public offerings on acceptable terms; the type and amount of equity financing based on Biomira’s future share price; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for its products; and the nature and speed of scientific progress in rebuilding the Company’s pipeline.

The coming year will be critical for the Company as the decision on whether or not to file a Biologics License Application with the FDA hinges on the results of the final analysis of the Theratope Phase III trial. While operating results over the near-term are expected to stay the course, management remains firmly committed to its long-term goal to deliver value for the shareholders.

Risks and Uncertainties

Based on ongoing assessment of its risk profile, the Company has concluded that there has been no material change in the nature and magnitude of the risks described below, except as noted otherwise.

The future performance of Biomira is contingent on a number of critical factors including the Company’s success in bringing new products to the marketplace, the Company’s ability to generate royalty or other revenues from licensed technology, its ability to generate positive cash flow from operations and equity financing, and the status of collaborative agreements with corporate partners. In addition, future success will depend on the efficacy and safety of the Company’s products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. After overcoming regulatory and patent hurdles, in order to succeed Biomira must continue to secure adequate manufacturing capacity to produce commercial quantities of its products and develop an effective distribution and marketing network. Commercial viability requires widespread acceptance of the Company’s products by the medical community, as well as by a majority of health care plans in the key markets. Last, but not least, over the long term, operating effectiveness depends critically on the Company’s ability to recruit, retain, and develop its human resources, which is exposed to the risks and uncertainties of a tight labour market for unique skills relating to biotechnology research, development, and management.

There can be no assurance that new products brought to market by competitors will not be more efficacious and/or more effectively marketed and sold than any that may be developed by the Company. Biomira believes that it has strong proprietary and/or patent protection, or the potential for strong patent protection, for a number of its products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries. Competitors may be able to develop non-patent infringing product strategies that may be as good as or better than the Company’s patent-protected products.

Notwithstanding a difficult market for insurance, Biomira has obtained aggregate coverage of $21 million (U.S. $10 million and CAD $5 million excess liability) of clinical trial liability insurance for its product candidates engaged in Phase III clinical trials. In addition, the Company has obtained clinical trial liability insurance of varying coverage for some products in Phase I and Phase II trials depending on the specific conditions, risk assessments, and locations of each trial. Given the scope and complexity of the clinical development process and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial insurance coverage, nor the ability to secure continuing coverage in the foreseeable future.

The Company’s investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as to overall market conditions. The Company also has exposure to exchange risk through its collaboration revenues, licensing and royalty commitments, convertible debenture obligations, clinical development costs, and subsidiary operations. Of the Company’s total expenditures in 2002, a large part was denominated in U.S. currency. Since the Company’s primary cash flows from collaboration revenues and the equity line are likewise denominated, they partially offset U.S. cash requirements. The Company minimizes its exchange risk through prudent cash management to ensure that foreign currency requirements and surpluses are effectively managed; however, the Company does not currently engage in hedging or use derivatives to reduce financial risk.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for low inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, the Company’s convertible debentures and lease commitments have fixed interest rates over the terms of the obligations.

Due to the uncertainty inherent in the Company’s business and the biotechnology sector in general, Biomira’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading. Due to the current low share price, there is a risk that future issuance of common shares under the remainder of the U.S. $100 million equity line, and potential conversion of principal and interest under the convertible debentures, may result in material dilution of share value, which may lead to further decline in share price. Finally, the expectations of securities analysts and major investors about the Company’s financial or scientific results, and/or the timing of such results and future prospects, could also have a significant impact on the future share price.

Critical Accounting Policies

The Company has adopted several accounting policies in accordance with Canadian GAAP that could significantly affect the results of operations and financial position, as discussed below:

Revenue recognition

Licensing, royalty, and contract research revenues are recognized as the Company performs services under the terms of the related contractual agreements. Currently, Biomira also earns revenue from collaborative agreements, which typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Application of this policy affects primarily the timing, rather than the amount, of revenue recognition for up front payments. Conceptually, the licensee is paying for rights and services through the continuing involvement of the licensor over the term of the license; hence the future performance obligation requires such revenue to be earned and recognized evenly over the license period, not entirely upon initiation of a revenue-generating arrangement. However, management’s estimate of the product life cycle, if used for amortization purposes, can materially affect the amount of revenue recognized in each accounting period.

Research and development

Under current accounting standards, the Company must expense all research costs, which may include technology access fees related to the use of proprietary third party technologies, as incurred. Certain product development costs may be deferred and amortized once technical and market viability have been established.

Deferred research and development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company tests for potential impairment by evaluating the expected future discounted cash flows from the associated products to determine if deferred research and development costs are recoverable. External factors such as marketability, competition, and regulatory change may adversely affect future revenues from the products, requiring an impairment loss to be recognized.

To date, no product research and development costs have been deferred. As the Company does not currently have any approved products, there has been no economic or accounting rationale for deferring such costs. Should the regulatory agencies approve a clinical product, management will review qualifying development costs to determine an appropriate amount for deferral. Furthermore, a realistic commercial life must be estimated. Consequently, earnings will be significantly impacted in the period that such costs are capitalized, and also in each subsequent accounting period as they are amortized.

Asset amortization and impairment

The Company estimates the useful lives of its capital assets and amortizes their cost on a straight-line basis over this period. The estimated useful lives may not correspond to actual utilization or external factors such as obsolescence, which could result in material differences between carrying and realizable values. When events or circumstances indicate that the carrying value of an asset may not be recoverable, an impairment loss must be recognized. Management must use professional judgment in evaluating both the probability and degree of impairment, which can have a material effect on the amount as well as the timing of the charge to earnings.

Stock-based compensation

As permitted by new CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments adopted January 1, 2002, the Company has elected to continue measuring compensation costs based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized under the stock option plan. If option awards are subsequently modified which then make them more valuable, they are re-measured at the modification date and any excess value is recognized as compensation cost.

Options granted to non-employees are deemed to be consideration given up in exchange for goods or services, measured at fair value using the Black-Scholes option-pricing model, and charged to the appropriate asset or expense.

Under the existing accounting policy, compensation cost would be recognized only when a plan or award modification, in conjunction with a share price differential, results in a new measurement giving rise to an increase in intrinsic value. To date, issuance of options and award modifications have not resulted in compensation expense under the current rules. However, proposed changes to the accounting standard effective in 2004 would require that all stock options be expensed at fair value on the grant date, as described in the following section.

Impact of new accounting pronouncements

In December 2002, the Accounting Standards Board released an exposure draft to amend CICA Handbook section 3870 to require recognition of all stock options, and eliminate the disclosure only election, to be effective for Canadian public enterprises for fiscal years after January 1, 2004. This new pronouncement requires that stock options granted to employees and non-employees that meet the criteria for compensatory awards be measured on a fair value basis using an options pricing methodology. The Company is unable to determine the impact of the proposed change at this time.

As well, the Company will adopt new CICA Handbook section 3063 Impairment of Long-Lived Assets effective April 1, 2003. This standard requires an impairment test when events or circumstances indicate that the carrying value of an asset may not be recoverable, and recognizes an impairment loss measured as the excess of carrying value over fair value, which may be market value or the present value of future estimated cash flows. Since the Company has no operating assets that generate cash flow, the impairment test will be market-based, and because its current amortization policy results in conservative carrying values, there should be no prospective earnings impact in adopting the new recommendations.

Finally, the Company will adopt amended CICA Handbook section 3475 Disposal of Long-Lived Assets and Discontinued Operations effective May 1, 2003, which establishes accounting and reporting standards for long-lived assets to be disposed of by sale, and broadens the scope of discontinued operations to include components of an enterprise that can be clearly distinguished from the rest of the entity, operationally and for financial reporting purposes, that will be eliminated from the ongoing operations of the entity in a disposal transaction. A review of this section indicates that it will not have a significant effect on the Company’s results of operations or financial position.

Forward-Looking Statements

Except for historical information, certain matters discussed in this document are by their nature forward-looking and are, therefore, subject to risks and uncertainties, which may cause actual results to differ materially from forward-looking statements. Various factors could cause actual results to differ materially from projections, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. A detailed description of the Company’s risks and uncertainties is included in its filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Management Report

The accompanying consolidated financial statements of Biomira Inc., and all information presented in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which differ in some respects from those used in the United States. The significant differences in accounting principles, as they pertain to the financial statements, are identified in the related notes. The financial statements include some amounts that are based on best estimates and judgments of management. Financial information used elsewhere in this annual report is consistent with that in the financial statements.

To further the integrity and objectivity of data in the financial statements, the management of the Company has developed and maintains a system of internal accounting controls, which management believes will provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee is appointed by the Board and the majority of its members are outside and unrelated directors. The committee meets periodically with management as well as quarterly with the external auditors to discuss internal controls over the financial reporting process and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual financial statements, and the external auditors’ report. The committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Company’s auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the shareholders’ auditors, Deloitte & Touche LLP.

Alex McPherson, MD, PhD	Edward A. Taylor, CGA
President and Chief Executive Officer	Vice President, Finance & Administration and
Chief Financial Officer

FINANCIAL STATEMENTS AND EXHIBITS

A.	FINANCIAL STATEMENTS INDEX

Page

Auditors’ Report on the Consolidated Financial Statements of Biomira Inc. and Comments for U.S. Readers on Canada – U.S. Reporting Differences dated February 7, 2003.	28

Consolidated Balance Sheets of Biomira Inc. as at December 31, 2002 and December 31, 2001.	30

Consolidated Statements of Operations and Deficit of Biomira Inc. for the years ended December 31, 2002, December 31, 2001, and December 31, 2000.	31

Consolidated Statements of Cash Flow of Biomira Inc. for the years ended December 31, 2002, December 31, 2001, and December 31, 2000.	32

Notes to the Consolidated Financial Statements of Biomira Inc.	33

B.	EXHIBITS

Exhibit Number	Title

3.1	Articles of Incorporation, as amended (Exhibit 1.1) (1)

3.2	Bylaws (Exhibit 1.2) (1)

3.3	Shareholder Rights Plan Agreement (2)

4.1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)

4.2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)

10.1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)

10.2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)

10.3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)

10.4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)

10.5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)

10.6	Ministry of Industry, Science and Technology Funding Agreement (4)

10.7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

10.8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

*10.9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)

10.10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)

10.11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)

10.12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)

Exhibit Number	Title

14.1	Code of Ethics adopted by the Registrant

23.1	Consent of Deloitte & Touche LLP

99.1	Management Proxy Circular dated April 15, 2003 and mailed to shareholders on or about May 16, 2003 (6)

99.2	Certification of Chief Executive Officer of the Registrant under Rule 13a-14

99.3	Certification of Chief Financial Officer of the Registrant under Rule 13a-14

99.4	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes-Oxley

99.5	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley

*	Application for Confidential Treatment Granted

(1)	Incorporated by reference to exhibits to the Company’s Annual report on Form 20-F, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses).

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Report on Form 6-K filed with the Commission and dated May 20, 2003.

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

     Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission Staff, and to furnish promptly, when requested to do so by the Commission Staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

     Company has designated as its agent for service in the United States PHS Corporate Securities, Inc. of Wilmington, Delaware, and consents to the service of process upon such agent.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BIOMIRA INC.

By:	/s/ Edward A. Taylor

Edward A. Taylor,
Vice President, Finance,
Chief Financial Officer and
Corporate Secretary

Date: May 20, 2003

Consolidated Financial Statements of

BIOMIRA INC.

December 31, 2002

Deloitte &Touche LLP
2000 ManuLife Place
10180 - 101 Street
Edmonton, Alberta T5J 4E4

Tel: (780) 421 3611
Fax: (780) 421 3782
www.deloitte.ca

Independent Auditors’ Report

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Edmonton, Alberta, Canada
February 7, 2003

Comments by Auditors for U.S. Readers on Canada – U.S.
Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated February 7, 2003, is expressed in accordance with Canadian reporting standards, which do not quire a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Edmonton, Alberta, Canada
February 7, 2003

PAGE

Consolidated Balance Sheets	1
Consolidated Statements of Operations	2
Consolidated Statements of Deficit	2
Consolidated Statements of Cash Flow	3
Notes to the Consolidated Financial Statements	4-31

BIOMIRA INC.

Consolidated Balance Sheets
As at December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001

ASSETS
CURRENT
Cash and cash equivalents	$8,507	$22,789
Short-term investments	28,682	62,343
Accounts receivable (Note 3)	1,207	1,386
Prepaid expenses	497	469

	38,893	86,987
CAPITAL ASSETS (Note 4)	1,076	2,202

	$39,969	$89,189

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 5)	$8,580	$13,999
Current portion of capital lease obligation (Note 6)	169	233
Accrued interest on convertible debentures (Note 9)	28	245
Current portion of deferred revenue (Note 10)	1,053	1,053

	9,830	15,530
CAPITAL LEASE OBLIGATION (Note 6)	96	263
DEFERRED REVENUE (Note 10)	7,724	8,778
CLASS A PREFERENCE SHARES (Note 7)	30	30

	17,680	24,601

CONTINGENCIES AND COMMITMENTS (Notes 7 and 14)
SHAREHOLDERS’ EQUITY
Share capital (Note 7)	328,537	323,597
Convertible debentures (Note 9)	10,952	22,206
Contributed surplus	8,901	8,901
Deficit	(326,101)	(290,116)

	22,289	64,588

	$39,969	$89,189

(See accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD

(Signed)   Eric E. Baker                            Director

(Signed)   T. Alexander McPherson         Director

BIOMIRA INC.
Consolidated Statements of Operations
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

REVENUE
Contract research and development (Note 10)	$3,967	$4,851	$—
Licensing revenue from collaborative agreements (Note 10)	1,054	703	—
Licensing, royalties, and other revenue	283	1,782	1,113

	5,304	7,336	1,113

EXPENSES
Research and development	28,304	42,117	42,055
General and administrative	7,108	7,483	6,723
Marketing and business development (Note 10)	2,140	—	—
Amortization of capital assets	1,349	1,285	1,255

	38,901	50,885	50,033

OPERATING LOSS	33,597	43,549	48,920
Investment and other income (Note 12)	1,990	4,579	3,609
Interest expense (Note 6)	(43)	(33)	(36)

LOSS BEFORE INCOME TAXES	$31,650	39,003	45,347
Income tax benefit (Note 13)	291	324	428

NET LOSS	$31,359	$38,679	$44,919

BASIC AND DILUTED LOSS PER SHARE (Note 8)	$0.68	$0.75	$0.93

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,996,080	51,502,189	48,435,435

Consolidated Statements of Deficit
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

DEFICIT, BEGINNING OF YEAR	$290,116	$251,192	$206,273
Net loss for the year	31,359	38,679	44,919
Accretion of convertible debentures (Note 9)	4,036	—	—
Interest and carrying charges on convertible debentures (Note 9)	590	245	—

DEFICIT, END OF YEAR	$326,101	$290,116	$251,192

BIOMIRA INC.
Consolidated Statements of Cash Flow
Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net loss	$(31,359)	$(38,679)	$(44,919)
Add items not affecting cash
Amortization of capital assets	1,349	1,285	1,255
Unrealized foreign exchange (gain) loss	(39)	(128)	40
Net change in non-cash balances from operations (Note 15)	(6,307)	13,663	6,247

Cash used in operations	(36,356)	(23,859)	(37,377)

INVESTING
Decrease (increase) in short-term investments	33,661	(13,416)	(27,064)
Purchase of capital assets	(265)	(662)	(1,03 7)

	33,396	(14,078)	(28,101)

FINANCING
Proceeds on issue of common shares, net of issue costs	4,940	29,009	68,586
Proceeds from convertible debentures, net of financing costs (Note 9)	(24)	22,206	—
Repayment of convertible debentures	(15,213)	—	—
Interest on convertible debentures	(860)	—	—
Repayment of capital lease obligation	(204)	(198)	(169)

	(11,361)	51,017	68,417

Effect of exchange rate fluctuations on cash and cash equivalents	39	128	(40)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,282)	13,208	2,899
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,789	9,581	6,682

CASH AND CASH EQUIVALENTS, END OF YEAR	$8,507	$22,789	$9,581

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$43	$35	$36
Amount of income taxes paid in the year	$—	$—	$—

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the Company) is a biotechnology company, incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which do not differ materially from those applied in the United States, except as disclosed in Note 17.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly owned subsidiaries, Biomira USA Inc., Biomira International Inc., and Biomira Europe BV on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash flows associated with short-term investments are presented on a net basis in the cash flow statement as they meet the criteria for such treatment.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Computer software and equipment	33 1/3%
Office equipment	20%
Leasehold improvements	Term of the lease plus one renewal
Manufacturing equipment	25%
Leased equipment	Term of the lease

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge equal to the difference between the carrying value and estimated future undiscounted cash flows, when it is probable that the estimated future undiscounted cash flows of the underlying assets will be less than the carrying value of the assets.

Research and development costs

The Company expenses research costs, which include technology access fees related to the use of proprietary third party technologies, as incurred.

Certain product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment. To date, no development costs have been deferred.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect when the assets were acquired or the obligations assumed. Gains or losses resulting from these translation adjustments are included in other income.

Effective January 1, 2002, the Company adopted the recommendations of revised CICA Handbook section 1650 Foreign Currency Translation, which eliminates the deferral and amortization of unrealized exchange gains on long-term monetary items, requiring instead that they be recognized in income in the period that they occur. There is no material impact on the financial statements resulting from this change either in the current period or the prior periods presented.

Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the year. Interest, carrying costs, and accretion charges associated with convertible debentures are deducted from net earnings for the purpose of calculating earnings per share available to common shareholders.

Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the “if converted” method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of new CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments with respect to a stock- based compensation plan that is described in Note 7. Under CICA 3870, companies that elect a method other than fair value accounting are required to disclose pro forma net income and earnings per share information as if the fair value method of accounting had been used. This disclosure only applies to options granted after December 31, 2001.

As permitted by the new standard, the Company has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized to date under the stock option plan.

Options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Any consideration paid by option holders for the purchase of stock is credited to share capital. If share options are repurchased from the holder, the consideration paid is charged to retained earnings. There is no effect on the financial statements of either the current period or prior periods presented as a result of the adoption of CICA 3870.

Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted on a prospective basis new CICA Handbook section 3062 Goodwill and Other Intangible Assets, whose provisions replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. When events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

There is no effect on the financial statements of either the current period or prior periods presented as a result of the adoption of CICA 3062.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	ACCOUNTS RECEIVABLE

	2002	2001

Customer, net of allowance for doubtful accounts - nil (2001 - nil)	$1,024	$1,300
Other	153	36
Employees	30	50

	$1,207	$1,386

One customer accounted for 82 percent and 94 percent of customer accounts receivable at December 31, 2002 and 2001, respectively.

4.	CAPITAL ASSETS

	2002

		Accumulated	Impairment	Carrying
	Cost	Amortization	Writedown	Value

Scientific equipment	$5,953	$5,123	$184	$646
Computer software and equipment	523	515	—	8
Office equipment	423	363	28	32
Leasehold improvements	2,776	2,514	208	54
Manufacturing equipment	217	143	—	74
Computer equipment under capital lease	512	250	—	262

	$10,404	$8,908	$420	$1,076

	2001

		Accumulated	Impairment	Carrying
	Cost	Amortization	Writedown	Value

Scientific equipment	$6,206	$4,973	$—	$1,233
Computer software and equipment	595	589	—	6
Office equipment	581	505	—	76
Leasehold improvements	3,082	2,760	—	322
Manufacturing equipment	190	117	—	73
Computer equipment under capital lease	696	204	—	492

	$11,350	$9,148	$—	$2,202

During the year, net (disposals) additions of computer equipment under capital lease amounted to ($27) (2001 - $274; 2000 - $183).

\

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	CAPITAL ASSETS (continued)

Associated with the Company’s cost reduction initiative (Note 11), an impairment charge of $420 (2001 - nil; 2000 - nil) was taken against certain scientific equipment, office equipment, and leasehold improvements whose carrying values were deemed to be unrecoverable and in excess of fair value, and was reported in the consolidated statements of operations as amortization of capital assets.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

Accounts payable	$430	$707
Accrued research and development costs	4,846	10,113
Accrued compensation costs	902	1,514
Accrued restructuring costs (Note 11)	1,157	—
Other accrued liabilities	1,245	1,665

	$8,580	$13,999

6.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2003	$188
2004	102

290
Less amounts representing interest at rates ranging from 8.00% to 10.36%	25

265
Less current portion	169

$96

Interest expense on capital leases in the amount of $43 (2001 - $33; 2000 - $36) has been recorded in the statements of operations.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	LEASE OBLIGATIONS (continued)

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next four years, as follows:

2003	$1,043
2004	741
2005	180
2006	11

$1,975

Rent expense recorded in the consolidated statements of operations for 2002 for premises and equipment in the amount of $1,406 (2001 - $767; 2000 - $738) includes a provision of $497 (2001 - nil; 2000 - nil) for future lease costs relating to a facility no longer occupied as a result of the downsizing of the Company’s U.S. operations.

7.	SHARE CAPITAL

Authorized

12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20 percent of the net profits of the Company for each Year.

The difference between the redemption value and the book value of the Class A preference shares will be expensed at the time that the shares are redeemed.

Unlimited number of Class B preference shares issuable in series.

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

Share transactions

	2002		2001		2002

	Shares	Amount	Shares	Amount	Shares	Amount

Class A preference
Issued and outstanding beginning and end of year	12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding beginning of year	52,376,536	$323,597	49,735,798	$294,588	44,661,131	$226,002
Exercise of options(a)	190,025	754	280,517	1,234	780,550	4,969
Financing
CSPA(b)	1,229,012	4,186	448,005	4,749	4,294,117	63,617
Merck CSPA(c)	—	—	1,912,216	23,026	—	—

Issued and outstanding end of year	53,795,573	$328,537	52,376,536	$323,597	49,735,798	$294,588

(a)	During 2002, options on 190,025 (2001 - 280,517; 2000 - 780,550) common shares were exercised, pursuant to the Share Option Plan, at an average price of $3.97 (2001 - $4.40; 2000 - $6.35) per share.

(b)	On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to U.S. $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999, at a discount of 7 percent from the average daily price of the common shares.

The Company also issued to the purchaser 200,000 warrants, which may be converted into common shares at U.S. $4.09 per share until August 31, 2004.

During 2002, the Company issued 1,229,012 (2001 - 448,005; 2000 - 4,294,117) common shares for proceeds of $4,186 (2001 - $4,749; 2000 - $63,617), net of issue costs of $6 (2001 - $5; 2000 - $22). As at December 31, 2002, 6,152,222 shares of the 8.6 million under the CSPA have been issued for gross proceeds of $73,584.

Subsequent to December 31, 2002, the Company issued 209,828 common shares for net proceeds of $341 under the terms of the CSPA.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

(c)	On May 2, 2001, under the terms of a Common Stock Purchase Agreement with Merck KGaA of Darmstadt, Germany (Merck), the Company issued 1,912,216 shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional shares will be issued for contractual proceeds of U.S. $6,500, the number of shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date (see Note 10).

During 2002, no additional shares were issued under the Merck CSPA.

Stock-based compensation plan

The Company maintains an Employee and Director Share Option Plan under which the Company may grant a maximum of 6,400,000 common shares of the Company. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2002, 2001, and 2000, and changes during the years ending on those dates are presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	4,225,072	$7.24	4,105,025	$7.33	3,923,675	$5.10
Granted	1,067,500	2.79	588,875	6.72	1,104,500	14.89
Exercised	(190,025)	3.97	(280,517)	4.40	(780,550)	6.35
Cancelled	(501,936)	8.70	(188,311)	11.73	(142,600)	9.80

Outstanding, end of year	4,600,611	$6.18	4,225,072	$7.24	4,105,025	$7.33

Options exercisable, end of year	2,824,335	$6.28	2,739,726	$5.73	2,272,425	$4.85

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	SHARE CAPITAL (continued)

The following table summarizes information on share options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices ($ per share)	Outstanding	Life (years)	Price	Outstanding	Price

2.10 - 3.99	2,089,550	5.1	$3.02	1,194,300	$3.58
4.00 - 7.00	1,521,536	3.3	5.50	1,030,385	5.29
7.01 - 14.00	279,775	2.7	10.60	230,150	10.40
14.01 - 23.10	709,750	4.7	15.23	369,500	15.22

	4,600,611	4.3	$6.18	2,824,335	$6.28

As permitted by CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s stock option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations, with pro forma net loss and loss per share, as presented in the table below. Under the transitional provisions of this section, comparative figures are not required.

2002

Net loss to common shareholders (Note 8)	$35,985
Compensation expense under CICA 3870	324

Pro forma net loss to common shareholders	$36,309

Pro forma basic and diluted loss per share	$0.69

For pro forma disclosure purposes, the Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

2002

Dividend rate	0%
Annualized volatility	95.42%
Risk-free interest rate	3.97%
Expected life of options in years	3.3

The pro forma amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	LOSS PER SHARE

In accordance with CICA Handbook section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	2002	2001	2000

Net loss, as reported	$31,359	$38,679	$44,919
Convertible debentures accounted for as equity:
Accretion of convertible debentures	4,036	—	—
Interest and carrying charges on convertible debentures	590	245	—

Net loss to common shareholders	$35,985	$38,924	$44,919

Weighted average shares outstanding	52,996	51,502	48,435

Basic and diluted loss per share	$0.68	$0.75	$0.93

For 2002 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options, warrants issued in connection with the CSPA (Note 7b), shares contingently issuable in connection with the May 2, 2001 Merck agreement (Note 7c), convertible debentures and purchase warrants issued in connection with the convertible debentures (Note 9) have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

9.	CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (U.S. $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,388, the net proceeds were $22,206.

In 2002, additional financing costs of $24 were incurred, resulting in final net proceeds of $22,182.

Interest and principal repayment

The debentures, which mature on June 30, 2003, bear interest at 4 percent per annum compounded semi-annually and payable monthly. Equal instalments of principal are repayable over 17 months beginning February 1, 2002, along with monthly accrued interest. At the holder’s option and at any time after January 1, 2002, the principal is convertible into common shares of the Company at the conversion price of U.S. $6.00 per share. At its option, the Company may satisfy its obligation for payment of principal and interest in cash, common shares, or some combination thereof. The conversion price will be a single digit discount to the volume-weighted average trading price of the shares during the calendar month preceding the settlement date.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	CONVERTIBLE DEBENTURES (continued)

Principal and interest payments in 2002 were $15,213 (U.S. $9,706) (2001 - nil), and $860 (U.S. $546) (2001 - nil), respectively. For 2003, the respective amounts are $8,362 (U.S. $5,294) and $98 (U.S. $62).

On January 2 and February 3, 2003, the Company repaid $1,418 (U.S. $900) and $1,359 (U.S. $897), respectively in cash on account of principal and interest.

Early redemption

At its option, the Company may prepay any portion of the debenture, in increments of U.S. $100, in cash at 110 percent of the prepaid amount.

Purchase warrants

The 775,000 warrants allow the holders to purchase the same number of common shares at the strike price of U.S. $6.00 per share after January 1, 2002, and until December 31, 2004. In addition, the holders can exercise a cashless option by surrendering their warrants in exchange for a lower number of common shares. The number of such shares is determined by calculating the number of warrants surrendered times the difference between the then current fair market share price and the warrant price, and divided by the then current fair market share price.

Financial statement presentation

The convertible debentures are being accounted for as an equity instrument in accordance with their substance, and presented in the financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,868.

As at December 31, 2002, the balance in the equity component was $7,614 (2001 - $18,868), and the warrants component, $3,338 (2001 - $3,338).

10.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Theratope® vaccine and BLP25 Liposomal vaccine, for the treatment of various cancer indications (Note 7c).

Upon execution of the collaborative agreements, Merck made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	COLLABORATIVE AGREEMENTS (continued)

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2002	2001	2000

Upfront payment classified as deferred revenue	$9,831	$10,534	$—
Less revenue recognized in the year	1,054	703	—

Deferred revenue balance at December 31	8,777	9,831	—
Less deferred revenue - current portion	1,053	1,053	—

Deferred revenue - long-term	$7,724	$8,778	$—

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck. The Company and Merck reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck, the Company will record such non-refundable amounts as research and development expense.

For fiscal 2002, the Company has recognized in revenue $3,967 (2001 - $4,851; 2000 - nil) of non-refundable funding from Merck.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories whereas the Company and Merck are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck related to product sales outside North America, whereas the Company and Merck will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck, the Company records such non-refundable amounts as marketing and business development expense.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	COLLABORATIVE AGREEMENTS (continued)

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2002. Any tax liability assessed in the future will be recorded as it becomes determinable.

11.	COST REDUCTION INITIATIVE

On October 10, 2002, the Company announced a cost reduction program in order to focus its energy and resources primarily on its two lead product candidates, Theratope and BLP25. The Company suspended all early stage discovery research programs, downsized its U.S. operations, and reduced associated administrative functions. As a result of these strategic decisions, 51 positions, or 30 percent of the workforce, were eliminated. In total, the Company recorded restructuring costs of $2,506 (2001 - nil; 2000 - nil) for the year ended December 31, 2002, of which $1,941, $145, and $420 have been reported as research and development, general and administrative, and amortization of capital assets respectively in the consolidated statements of operations.

The following table provides details of the restructuring costs for the year ended December 31, 2002.

				Accrued
				Restructuring
		Cumulative Drawdowns		Costs as at
	Restructuring			December 31,
	Costs	Cash	Non-Cash	2002

Workforce reduction	$1,435	$912	$—	$523
Facility and future lease costs	632	—	—	632
Capital asset impairment writedown (Note 4)	420	—	420	—
Other	19	17	—	2

	$2,506	$929	$420	$1,157

12.	INVESTMENT AND OTHER INCOME

Included in investment and other income is a net foreign exchange (loss) gain of ($208) (2001 - $736; 2000 - $49).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities.

A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2002	%	2001	%	2000	%

Recovery of income taxes based on statutory rates	$12,305	39.2	$16,424	42.1	$20,225	44.6
Tax benefit of losses not recognized in financial statements	(12,305)	(39.2)	(16,424)	(42.1)	(20,225)	(44.6)
Benefit from sale of subsidiary tax losses	353	1.1	533	1.3	438	1.0
Large corporations tax	(44)	(0.1)	(209)	(0.5)	(10)	—
Other	(18)	(0.1)	—	—	—	—

	$291	0.9	$324	0.8	$428	1.0

At December 31, 2002, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $16,710 (2001 - $15,829) that expire in fiscal years 2008 through 2012. Biomira has available capital cost allowance pools of $4,372 (2001 - $4,794) for deduction against federal tax and $824 (2001 - $1,678) for provincial tax. Canadian scientific research and experimental development expenditures of $107,503 (2001 - $91,758) for federal purposes and $51,104 (2001 - $46,885) for provincial purposes are available as well to offset income in future periods. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $23,264 (2001 - $23,558) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the United States of $55,753 (2001 - $53,669) for federal purposes and $32,654 (2001 - $24,446) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2003 through 2017. During 2002, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $353 (2001 - $533; 2000 - $438). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,435 (2001 - $1,122) and $886 (2001 - $808), respectively, that will expire in fiscal years 2009 through 2017, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	INCOME TAX BENEFIT (continued)

The benefit from these items has not been recognized in the financial statements except to the extent sold, as a full valuation allowance has been recorded. The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results are immaterial due to the low tax rates in those jurisdictions.

14.	CONTINGENCIES AND COMMITMENTS

Royalties

In connection with the issuance of the Class A preference shares (Note 7), the Company has agreed to pay a royalty in the amount of 3 percent of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, Biomira paid Chiron U.S. $2,250 on June 30, 2000. An additional payment of U.S. $3,250 will be payable to Chiron upon commercial launch of the vaccine in the United States. No further obligation exists under either agreement.

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, the Company is committed to aggregate payments of U.S. $900 (payable quarterly in the amount of U.S. $150 with the next payment due March 1, 2003) in exchange for an exclusive worldwide license of technology, including the right to grant commercial sublicenses to third parties. The Company must also pay a royalty on any payments received from collaborative agreements related to this technology.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan as well as limits set by the Canadian and U.S. tax authorities. In 2002, the Company’s matching contributions to the plan totalled $289 (2001 - $336; 2000 - $276). There were no changes to the plan during the year.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	CONTINGENCIES AND COMMITMENTS (continued)

Legal proceedings

In conjunction with the sale of its investment in HealthVISION Corporation effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. These representations expired at various dates to 1998. On January 31, 1996, the purchaser filed a statement of claim against the Company, pursuant to these representations and warranties, in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. The Company filed a statement of defence on February 16, 1996, and discovery of representatives from both companies has taken place subsequent to this date. No other significant legal proceedings have occurred and the Company is of the opinion that there will be no material liability arising from these claims. Any significant liability payable by the Company arising from these claims will be recorded in the period in which the amount of the liability is determined.

15.	NET CHANGE IN NON-CASH BALANCES FROM OPERATIONS

	2002	2001	2000

Accounts receivable	$194	$(989)	$838
Prepaid expenses	(28)	(17)	167
Accounts payable and accrued liabilities	(5,419)	4,838	5,242
Deferred revenues	(1,054)	9,831	—

	$(6,307)	$13,663	$6,247

Included in accounts receivable is an amount of $15 (2001 - nil; 2000 - nil) related to non-cash proceeds from disposals of capital assets.

16.	FINANCIAL INSTRUMENTS

Financial instruments consist of short-term investments and accounts receivables that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non- performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies which management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities which are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign denominated obligations out of cash flows in the same currencies wherever possible mitigates its foreign exchange exposure. Although the Company is exposed to foreign exchange risk through its holdings of cash and investments in U.S. dollars, it has considered, but does not use at this time, derivative instruments to manage such exposure.

Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Class A preference shares

The fair values of the Class A preference shares are assumed to approximate the carrying value, due to the fact that their realizable value is contingent upon meeting future profitability thresholds which cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

Fair values

The estimated fair values of financial instruments are as follows:

	2002		2001

	Fair	Carrying	Fair	Carrying
	value	amount	value	amount

Assets
Cash and cash equivalents	$8,507	$8,507	$22,789	$22,789
Short-term investments	29,153	28,682	62,992	62,343
Accounts receivable	1,207	1,207	1,386	1,386
Liabilities
Accounts payable and accrued liabilities	8,580	8,580	13,999	13,999
Capital lease obligation	279	265	535	496

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) that differ in some respects from those used in the United States (U.S. GAAP). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile and explain its financial results for significant differences between Canadian and U.S. GAAP.

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics, Inc.) in 1995 would be valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition was valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of these differences is that under U.S. GAAP the value of the net shares issued would be higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale short-term investments (as described below). There is no concept similar to comprehensive income under Canadian GAAP.

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations.

As at December 31,2002, an unrealized holding gain of $471 (2001 - $649; 2000 - $644) included in the consolidated balance sheets and statements of comprehensive (loss) income for U.S. GAAP has not been recorded under Canadian GAAP.

In 1999, for Canadian GAAP purposes, the Company recorded a provision for unrealized holding losses of $332 in the consolidated statements of operations. Under U.S. GAAP, this amount has been excluded from the consolidated statements of operations and included in the consolidated statements of comprehensive (loss) income. This loss is realized in the consolidated statements of operations as the underlying investments are liquidated, and the consolidated statements of comprehensive (loss) income are adjusted accordingly. In 2002, the Company realized a loss of $37 (2001- $93; 2000 - $187).

As at December 31, 2002, the composition of available-for-sale short-term investments, classified by maturity from date of issue, is as follows:

	At Cost	At Market

Maturing within 1 year	$9,771	$9,771
Maturing within 1 to 5 years	18,911	19,382

	$28,682	$29,153

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures issued in 2001 totaling $18,844, net of issue costs of $1,412, and net of the fair value of $3,338 attributed to warrants, are recorded as a liability. Accordingly, the Company recorded accretion charges, amortization of debt issue costs, and interest in the amount of $4,257 (2001 - $614; 2000 - nil) in the consolidated statements of operations. Accretion and amortization were charged to income from the date of issue of the debentures. Under Canadian GAAP, the convertible debentures are presented as equity. Accretion, amortization, and interest are charged to equity. Accretion and amortization charges commenced on the date that the Company began making principal repayments.

As a liability instrument under U.S. GAAP, the convertible debentures have been translated at the current foreign exchange rate in effect as at the balance sheet date, resulting in an unrealized translation gain (loss) of $260 (2001 - ($295)) in the consolidated statements of operations. Under Canadian GAAP, the debentures are translated at the historical exchange rate.

For U.S. GAAP purposes, the fair value of the convertible debentures at December 31, 2002, is $8,397 (2001 - $23,320) and has been determined by discounting the expected future cash flows of these convertible debentures at current rates for debt instruments with similar terms.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of the warrants issued in connection with the 1999 Common Stock Purchase Agreement (CSPA) (Note 7b) and the convertible debentures (Note 9) would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures respectively, with the offset to additional paid-in capital. At the time of issuance, the fair value of the CSPA warrants and the convertible debenture warrants was $315 and $3,338 respectively. Canadian GAAP has no concept similar to that of additional paid-in capital.

Stock-based compensation

Under U.S. GAAP, SFAS No. 123 recommends that stock-based compensation plans be accounted for using a fair value methodology. As permitted by the statement, the Company has elected to continue measuring compensation expense using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994. Under Canadian GAAP, pro forma disclosure of compensation expense for awards granted on or after January 1, 2002, has been provided.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	2002	2001	2000

Net loss to common shareholders - U.S. GAAP	$35,393	$39,681	$45,106
Compensation expense Under SFAS No. 123	4,333	3,868	3,057

Pro forma net loss to common shareholders - U.S. GAAP	$39,726	$43,549	$48,163

Pro forma basic and diluted loss per share- U.S. GAAP	$0.75	$0.85	$0.99

The weighted average assumptions presented below are used in the Black-Scholes option pricing model to calculate the fair value of options granted during the current year.

	2002	2001	2000

Dividend rate	0%	0%	0%
Annualized volatility	95.42%	77.91%	79.39%
Risk-free interest rate	3.97%	4.31%	5.91%
Expected life of options in years	3.3	6.0	6.0

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The effect of the above differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements is set out below:

Consolidated Balance Sheets

	2002	2001

Short-term investments (as reported)	$28,682	$62,343
Effect of SFAS 115	471	649

Short-term investments - US. GAAP	$29,153	$62,992

Convertible debentures - liability portion (as reported)	$—	$—
Convertible debentures presented as liability	7,614	18,868
Accretion and amortization of debt issue costs	—	369
Unrealized foreign exchange loss on translation	35	295

Convertible debentures - liability portion - U.S. GAAP	$7,649	$19,532

Share capital (as reported)	$328,537	$323,597
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 31, 1999 CSPA	(315)	(315)

Share capital - U.S. GAAP	$331,364	$326,424

Convertible debentures - equity portion (as reported)	$10,952	$22,206
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	(3,338)	(3,338)
Convertible debentures presented as liability	(7,614)	(18,868)

Convertible debentures - equity portion - U.S. GAAP	$—	$—

Additional paid-in capital (as reported)	$—	$—
Warrants issued in connection with convertible debenture	3,338	3,338
Warrants issued in connection with August 31, 1999 CSPA	315	315

Additional paid-in capital - U.S. GAAP	$3,653	$3,653

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets (continued)

	2002	2001

Deficit (as reported)	$(326,101)	$(290,116)
Shares issued for business acquisition	(3,142)	(3,142)
Adjustment for provision for unrealized loss on short-term investments recorded under Canadian GAAP	15	52
Unrealized foreign exchange loss on translation of convertible debentures	(35)	(295)
Accretion and amortization of debt issue costs	—	(369)

Deficit - U.S. GAAP	(329,263)	(293,870)
Accumulated other comprehensive income	456	597

Deficit and accumulated other comprehensive income - US. GAAP	$(328,807)	$(293,273)

Shareholders’ equity (as reported)	$22,289	$64,588
Effects of SFAS 115 (net)	471	649
Unrealized foreign exchange loss on translation of convertible debentures	(35)	(295)
Accretion and amortization of debt issue costs	—	(369)
Convertible debentures presented as a liability	(7,614)	(18,868)

Shareholders’ & equity - U.S. GAAP	$15,111	$45,705

Consolidated Statements of Operations

	2002	2001	2000

Net loss from operations (as reported)	$(31,359)	$(38,679)	$(44,919)
Effects of SFAS 115		—	—
Reclassification adjustment - realized loss on short-term investments	(37)	(93)	(187)
Unrealized foreign exchange gain (loss) on translation of convertible debentures	260	(295)	—
Interest expense, accretion and amortization of debt issue costs on convertible debentures	(4,257)	(614)	—

Net loss - U.S. GAAP	$(35,393)	$(39,681)	$(45,106)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Comprehensive (Loss) Income

	2002	2001	2000

Net loss - U.S. GAAP	$(35,393)	$(39,681)	$(45,106)
Effects of SFAS 115	471	649	644
Reclassification adjustment - realized loss on short-term investments	37	93	187

Comprehensive loss - U.S. GAAP	$(34,885)	$(38,939)	$(44,275)

Loss per Common Share

	2002	2001	2000

Canadian GAAP Basic and diluted loss per share	$0.68	$0.75	$0.93

U.S. GAAP Basic and diluted loss per share	$0.67	$0.77	$0.93

New accounting standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards.

U.S. standards

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and is effective for fiscal years beginning after June 15, 2002. The Company has concluded that this statement will not have any significant effect on its results of operations or financial position.

In April 2002, the FASB issued Statement No. 145 Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). Among other things, SFAS 145 rescinds both SFAS No. 4 Reporting Gains and Losses from Extinguishment of Debt and the amendment of SFAS No. 4, and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for financial statements issued after May 15, 2002. The Company has concluded that adoption will not have any effect on the Company’s results from operations or financial position.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In June 2002, the FASB issued Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which is effective for exit or disposal activities after December 31, 2002. Under SFAS 146, liabilities arising from exit or disposal activities are recognized only when incurred, and measured at their fair value. Adoption of this standard is not expected to have a material effect on the Company’s results from operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company does not expect that adoption of this standard will have a material impact on its results from operations or financial position.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123 (SFAS 148). This amendment provides alternative methods of transition for a voluntary charge to the fair value- based method of accounting for stock-based employee compensation, and amends disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method adopted for stock compensation accounting and its effect on reported results. The Company’s consolidated financial statements currently comply with the disclosure requirements of SFAS 148.

Canadian standards

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13) which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after July 1, 2003. The Company does not expect that adoption of this guideline will have a material impact on its results from operations or financial position.

In 2002, the CICA issued a revised Handbook Section 3475 Disposal of Long-Lived Assets and Discontinued Operations. The revised standard establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, the revised standard expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Section 3475 is effective for disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

In 2002, the CICA issued Handbook Section 3063 Impairment of Long-Lived Assets, which requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. Under Handbook Section 3063 an impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Section 3063 is effective for fiscal years beginning on or after April 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

18.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	2002	2001	2000

Revenue from operations in
Canada	$409	$1,989	$878
United States	49	9	235
Barbados	4,410	5,047	—
Europe	436	291	—

	$5,304	$7,336	$1,113

Amortization of capital assets
Canada	$637	$945	$993
United States	712	340	262

	$1,349	$1,285	$1,255

Capital assets
Canada	$1,013	$1,210	$1,652
United States	63	992	899

	$1,076	$2,202	$2,551

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	SEGMENTED INFORMATION (continued)

The Company derives significant revenue from certain customers. The number of customers that individually account for more than 10 percent of revenue, and total revenue from transactions with those customers, are as follows:

	Number of
	Customers	Revenue

2002	1	$5,020

2001	2	7,140

2000	2	968

19.	COMPARATIVE FIGURES

Certain of the comparative figures for 2001 and 2000 have been reclassified to conform to the current year’s presentation.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Articles of Incorporation, as amended (Exhibit 1.1) (1)

3.2	Bylaws (Exhibit 1.2) (1)

3.3	Shareholder Rights Plan Agreement (2)

4.1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)

4.2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)

10.1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)

10.2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)

10.3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)

10.4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)

10.5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)

10.6	Ministry of Industry, Science and Technology Funding Agreement (4)

10.7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

10.8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

*10.9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)

10.10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)

10.11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)

10.12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)

14.1	Code of Ethics adopted by the Registrant

23.1	Consent of Deloitte & Touche LLP

99.1	Management Proxy Circular dated April 15, 2003 and mailed to shareholders on or about May 16, 2003 (6)

99.2	Certification of Chief Executive Officer of the Registrant under Rule 13a-14

99.3	Certification of Chief Financial Officer of the Registrant under Rule 13a-14

99.4	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes-Oxley

99.5	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley

*	Application for Confidential Treatment Granted

(1)	Incorporated by reference to exhibits to the Company’s Annual report on Form 20-F, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses).

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Report on Form 6-K filed with the Commission and dated May 20, 2003.