Form 40-F
period 2003-12-31
BIOMIRA INC
filed 2004-05-18
CIK 877984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File Number: 0-19451

BIOMIRA INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada	8731	Not Applicable
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2011-94 Street
Edmonton, Alberta, Canada T6N 1H1
(Address of principal executive office)

PHS Corporate Services, Inc.
Hercules Plaza, Suite 5100, 1313 Market Street
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

None

The Company had 72,545,232 Common Shares outstanding as of December 31, 2003:

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ☐    No  ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety days.

Yes  ☒    No  ☐

-i-

BIOMIRA INC.

ANNUAL INFORMATION FORM

MAY 18, 2004

ADDITIONAL INFORMATION	33
GLOSSARY	34

ANNUAL INFORMATION FORM

INCORPORATION

     Biomira Inc. (“Biomira” or the “Company”) was incorporated under the Canada Business Corporations Act by Articles of Incorporation dated August 23, 1985. The Articles of the Company have been amended from time to time to change its share capital, to delete private company restrictions and to provide the board of directors of the Company with certain additional rights with respect to the appointment of directors between annual general meetings of the Company. The registered office of Biomira is located at 2900 ManuLife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3V5, and the address and telephone number of the Company’s principal office are Edmonton Research Park, 2011-94 Street, Edmonton, Alberta T6N 1H1, (780) 450-3761.

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

Immunotherapeutics

     The immunotherapeutic or cancer “vaccine” approach is based on the concept that tumours possess distinct antigens that should be recognized by the body’s immune system. Immunotherapy is designed to stimulate an individual’s immune system to recognize cancer cells and control the growth and spread of cancers.

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

Active Specific Immunotherapy

     Biomira is developing therapeutic cancer “vaccines” which are designed to stimulate the patient’s immune system to fight cancer. Unlike conventional vaccines that are given to a patient to prevent occurrence of a particular disease, cancer “vaccines” are designed to treat cancer that has already occurred in the body. The Company believes that its efforts may lead to a new generation of effective anti-cancer therapeutics with little toxicity.

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

     In connection with its synthetic peptide antigens, Biomira has acquired from Cancer Research Technology Limited (“CRTL” — formerly Imperial Cancer Research Technology Limited) of London, England an exclusive world-wide license of CRTL’s rights to a certain peptide (Mucin 1 peptide antigen) found on human breast, ovarian, colon and pancreatic cancer and other types of solid tumor cells for uses in the treatment and diagnosis of cancer, as well as an exclusive (subject to certain rights of the United States government) license in relation to the United States for in vivo, ex vivo and in vitro uses in the treatment and prevention of cancer in humans from Dana-Farber Cancer Institute, Inc. (“DFCI”) of Boston, Massachusetts with respect to DFCI’s rights to the Mucin 1 peptide antigen. On November 5, 1999, Biomira and CRTL entered into a second license agreement which, among other things, granted Biomira an exclusive world-wide license of CRTL’s Mucin 1 peptide patent rights for treatment and diagnosis of diseases other than cancer.

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

     Since 1990 Biomira has been conducting, at multiple trial sites in Canada, the United States, the United Kingdom, continental Europe and Australasia, clinical studies with respect to its synthetic glycoconjugate vaccines. Biomira began clinical testing of its peptide vaccines in 1995.

     - Theratope® vaccine

     One of Biomira’s two lead cancer “vaccine” candidates is a carbohydrate vaccine, Theratope. Theratope vaccine has been shown to induce both humoral (antibody) and cellular responses that are specific for STn. Over 1,400 patients with cancers of the breast, colon, ovary or pancreas have received Theratope vaccine in Biomira-sponsored Phase I, II and III clinical trials. Safety data shows minimal toxicity. Analysis of the immune response of patients from several trials of patients with metastatic breast, colorectal or ovarian cancers revealed a strong association between improved survival and the strength of the antibody response induced by Theratope vaccine to the specific STn-related cancer antigens.

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

     Because of the association between strength of antibody response to STn-bearing mucin and survival, Biomira’s preclinical research focused on increasing the ratio of STn on the KLH carrier protein in an effort to produce an enhanced vaccine that would induce higher antibody titres in a greater number of patients. An improved Theratope vaccine formulation using the same carrier protein, and the same STn but in an increased ratio, was shown in preclinical testing to be significantly more potent. Before using this improved formulation of Theratope vaccine in a Phase III trial it was tested in a bridging study which commenced in April, 1998 in patients with metastatic breast cancer following first-line chemotherapy (similar to the patient population for the Phase III clinical trial discussed below). The improved formulation seemed to have a similar safety profile to the old formulation. The bridging study (to which over 30 patients were enrolled) confirmed the preclinical testing, demonstrating that the new improved formulation was more immunogenic, inducing higher antibody titres in a greater percentage of patients, than was seen with the old formulation used in the earlier Phase I/II studies.

     In November, 1998, Biomira announced the commencement of a multinational Phase III clinical trial of Theratope vaccine in women with metastatic breast cancer. The Phase III clinical trial was designed to include approximately 900 evaluable patients and was conducted at approximately 120 clinical sites worldwide (primarily in the United Kingdom, continental Europe, North America, Australia and New Zealand). The study was closed to enrolment on March 30, 2001, having enrolled over 1,000 patients. The primary endpoints of the trial were survival and time to disease progression, though the trial was designed primarily as a survival study. All patients received first-line chemotherapy and had either a complete response (no evidence of disease following chemotherapy), partial response or stable disease (in each of the latter cases, no evidence of disease progression). The double-blind, prospectively randomized study was intended to provide evidence as to whether Theratope vaccine can increase survival and delay disease progression in a large patient population. Patients in the control arm of the study received a non-specific immunotherapeutic vaccine. The control vaccine incorporated the same components as the Theratope vaccine, excluding the STn antigen, the active ingredient in the Theratope vaccine. Biomira entered into a clinical development agreement effective February 28, 1998 with Covance Inc. (a clinical research organization) to assist Biomira with patient enrolment, monitoring and data management of the Phase III study.

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

     On June 16, 2003, Biomira announced that the preliminary results from the final analysis of its Phase III trial of Theratope vaccine in women with metastatic breast cancer did not meet the two predetermined statistical endpoints of time to disease progression and overall survival. However, one prestratified subset of patients in the treatment group, women on hormonal treatment following chemotherapy, appeared to show a favourable trend to improvement in survival. The Company is continuing subset analysis of this group of more than 300 women. In December, 2003, after five additional months of survival follow-up and adjustments correcting for mis-stratifications and mis-randomizations, results for the subgroup of patients on hormonal therapy showed a median time to disease progression of 8.3 months for patients treated with Theratope versus 5.8 months for those patients on the control arm (Cox p = 0.220; Log Rank p = 0.207). The median survival was 38.2 months in the Theratope arm versus 30.7 months in the control arm (Cox p = 0.077; Log Rank p = 0.066), a difference of 7.5 months.

     The Company is continuing exploratory analysis of the Phase III trial data and is investigating possible theories to explain the findings of the study. In previous Phase II studies of Theratope, peak immune responses were generally seen after approximately 12 weeks. However, time to disease progression for most of the Phase III patients who were not on concurrent hormonal therapy was less than 12 weeks. Thus, one possible theory is that when the Phase III patients who were not on hormonal therapy progressed and were taken off Theratope, their immune systems had not yet had time to obtain a maximum response. This theory suggests that if non-hormonal therapy patients had had the opportunity to stay on

Theratope longer, as was the case with the Phase III patients on concurrent hormonal therapy, this may have allowed their immune systems more time to respond.

     On September 19, 2002, Biomira announced that investigators had enrolled the first patient in a Phase II trial of Theratope vaccine in women with metastatic breast cancer who were being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study, when fully enrolled (expected in the first half of 2004), will involve approximately 95 women with metastatic breast cancer. Women in this trial have a less aggressive disease than those in the Phase III trial. Sixteen United States sites are participating in the trial. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. The secondary objective is to determine the safety and tolerability of Theratope vaccine when used in conjunction with aromatase inhibitors or fulvestrant. The trial is not designed to formally evaluate efficacy. Merck KGaA’s U.S. affiliate, EMD Pharmaceuticals, Inc., is managing the trial. In light of the potential benefit shown in the Phase III trial for women being treated with hormonal therapy, the results of this trial will be of great interest to the Company.

     On February 6, 2002, Biomira announced the initiation of a Phase II clinical trial evaluating the safety of Theratope vaccine in patients with metastatic colorectal cancer, as well as evaluating the ability of Theratope vaccine to induce an antibody response in such patients when given in combination with first line chemotherapy (first line chemotherapy until disease progression being a current widely accepted approach to treating colorectal cancer). On June 2, 2003, Biomira announced that data from the Phase II colorectal study showed that patients on the study are capable of mounting an immune response to Theratope even while receiving concurrent chemotherapy. In an exploratory analysis across previous Phase II studies where the vaccine was administered following chemotherapy, the strength of the immune response appeared to co-relate with improved survival in a group of patients with different cancers. On March 12, 2004, Biomira announced that the Kaplan-Meier Survival and Time to Disease Progression Curve of the 20 colorectal cancer patients who received combination chemotherapy plus Theratope in the Phase II study showed a median survival of 17.8 months and a median time to disease progression of 8.4 months. Although the trial was not designed to evaluate survival benefit (given the small number of participants), the study indicates a positive trend in the patients followed. The survival data will be useful to the Company in reaching decisions for next steps with Theratope. The 20 patient colorectal trial was conducted at the Cross Cancer Institute, Edmonton, Alberta.

     Biomira expects to announce its corporate strategy for Theratope by the end of the second quarter of 2004.

     - BLP25 liposomal vaccine

     The Company’s other lead cancer “vaccine” candidate is a peptide vaccine, BLP25 Liposome Vaccine (“L-BLP25”). This vaccine has a 25 amino acid sequence and has been enhanced through being encapsulated in a liposome.

     In pre-clinical studies at Biomira, L-BLP25 prevented the appearance of lung metastases in mice when given in advance of the breast cancer cell line expressing human Mucin 1 peptide antigen (“MUC1”). Untreated mice developed an average of 39 metastases. In another series of experiments where L-BLP25 was given to mice after the cancer had established small, microscopic cancer nodules, cancer cells were almost completely eradicated following L-BLP25 treatment. This therapeutic effect appears to be related to an anti-MUC1 T-cell immune response induced by the L-BLP25 vaccine.

     On the strength of these results, Biomira in August, 1998 began a Phase I safety and dose comparison study of L-BLP25 in 17 non-small cell lung cancer patients (an indication for which the prevalence of Stage IIIb and Stage IV patients in North America each year is approximately 79,000 patients). The cancer patients were randomized to be treated with either 20 micrograms or 200 micrograms doses of the vaccine. The study was conducted at the Cross Cancer Institute in Edmonton, Alberta. Enrolment for the study was completed in December, 1998. Analysis of the data from the Phase I trial showed that L-BLP25 is both safe and triggers a T-cell mediated immune response against cancer cells. Data from the Phase I clinical trial of L-BLP25 vaccine were published in the August, 2001 edition of the peer-reviewed journal Clinical Lung Cancer, Volume 3, No. 1. The lead author, Dr. Martin Palmer of the Alberta Cancer Board, Cross Cancer Institute in Edmonton, who was also the lead investigator in this trial, concluded that “the vaccine was well tolerated and showed important signs of immunogenicity”. Nevertheless, the immune response was not as high as the Company had hoped, resulting in a decision to move to a high dose, high frequency regimen in further clinical trials.

     Biomira initiated in August, 1999 the first stage of a Phase II clinical trial in Canada of its L-BLP25 vaccine in non-small cell lung cancer patients. The primary purpose of the first stage of the Phase II trial was to determine the optimal dosing for induction of an immune response to cancer to allow the Company to effectively plan large randomized trials using a dosing strategy that maximizes the potential for success. Enrolment (eight patients) was completed in December, 1999. From this study, the Company determined that a higher dose (1000 micrograms) and more frequent administration of the vaccine induced a strong T-cell immune response in six out of the eight patients in the trial. Based on this immunology data, the Company designed a randomized Phase IIb clinical trial of L-BLP25 vaccine which was announced on August 9, 2000. On November 13, 2002, Biomira announced completion of the enrolment of 168 (now 171) patients in this multi-centre trial in patients with advanced (Stage IIIb and IV) non-small cell lung cancer at 13 sites in Canada and four sites in the United Kingdom. All patients had received first line standard chemotherapy and had responded to chemotherapy treatment with either a complete response or stable disease. Patients were randomized to L-BLP25 vaccine, plus best supportive care or to best supportive care alone. Best supportive care can include local radiotherapy and second line chemotherapy, according to current standard clinical practice. The objectives of the trial were to measure safety and possible survival benefit of L-BLP25 vaccine in these patients. Secondary endpoints of the trial were quality of life and immune response.

     On April 2, 2004, Biomira announced the preliminary results from its Phase IIb trial of L-BLP25 vaccine in patients with stage IIIb and IV non-small cell lung cancer. The preliminary results indicate that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. The overall median survival is 17.4 months for patients on the vaccine arm versus 13 months for patients on the control arm. The two year survival for patients with locoregional stage IIIb non-small cell lung cancer was 60% for the vaccine arm (median survival not yet reached) versus 36.7% for the control arm (median survival of 13.3 months). In the overall patient population, the two year survival was 43.2% for the vaccine arm versus 28.9% for the control arm. The results appear to indicate a favourable safety profile. The

Company is very encouraged by the Phase IIb results. Lung cancer is a very aggressive disease and the observation of a 4.4 month improvement in median survival for patients treated with L-BLP25 is, in the view of Biomira, a clinically important finding for this serious illness. The Company is developing plans for further clinical testing of L-BLP25 in lung cancer and possibly other indications. Although not finalized, Biomira’s future plans for L-BLP25 will likely include a multinational Phase III registration trial.

     On October 19, 2001, Biomira announced the initiation of a Phase II clinical trial evaluating L-BLP25 vaccine in patients with prostate cancer. The study was designed to test active specific immunotherapy with L-BLP25 vaccine as a treatment for patients who have recurrent disease following radical prostatectomy for prostate cancer. The primary endpoint of the trial was to reduce or stabilize Prostate-Specific Antigen (PSA) values in patients with rising PSA levels post-radical prostatectomy. PSA is believed to be a useful tumour marker that is associated with the presence of prostate cancer. Immune response and safety were measured as secondary endpoints. In December, 2002, the Company announced completion of enrolment of 16 patients in this trial. In June, 2003, Biomira announced that L-BLP25 vaccine showed a good safety profile and the dose and schedule used in the Phase II study were well accepted by the patients. Preliminary results in this small patient population did not conclusively show a reduction or stabilization of serum PSA levels. However, the Company is very encouraged by an apparent prolongation of PSA doubling time (PSADT) in approximately 40% of the patients. While there has been no commitment to conduct further trials at this time in this indication, the patients continue to be followed for PSA levels for a period of 12 months following their last vaccination.

     - Collaborations

     In May, 1997 the Company entered into a collaboration agreement with Chiron Corporation (“Chiron”) of Emeryville, California pursuant to which agreement the Company and Chiron agreed to co-develop Biomira’s Theratope vaccine. On June 29, 2000, Biomira announced that it had exercised its option to reacquire all rights held by Chiron under the collaboration agreement. As a result, Biomira is required to make a payment to Chiron in the amount of U.S. $3.25 million upon regulatory approval and commercialization of Theratope vaccine in the United States.

     On May 3, 2001, Merck KGaA of Darmstadt, Germany and Biomira announced that they had entered into a global product development, licensing and co-promotion collaboration for Biomira’s two most advanced therapies –Theratope vaccine and BLP25 liposomal vaccine (discussed below). The collaboration covers the entire field of oncology for these two products. Under the terms of the collaboration, Merck KGaA and Biomira will co-promote the products (when approved) in the U.S. The co-promotion activities of Merck KGaA in the U.S. are planned to be conducted through its U.S. affiliate, EMD Pharmaceuticals, Inc. Biomira will retain marketing rights in Canada. Merck KGaA will have sole development and marketing rights in relation to the products in the rest of the world with the exception of Israel and the Palestinian Autonomy Area for which agreements were already in place. Biomira received an up-front cash payment and equity investment. Biomira will also receive significant cash and equity investments for Biologics License Application (BLA) submissions for first and second cancer indications, on regulatory approvals for first and second cancer indications, and for sales milestones. The total potential value of the collaboration to Biomira is more than U.S. $150 million in license fees, milestone payments and equity investments. The parties will share equally development and specified marketing costs in the U.S. and Canada, and Merck KGaA will be responsible for clinical studies, regulatory compliance and marketing outside of the U.S. and Canada. The two companies will share evenly the external costs associated with continued clinical development of the products, retroactive to January 1, 2001. Biomira will manufacture the vaccines for worldwide use. With respect to product sales in the U.S. and Canada, the parties will be entitled to an equal share of such revenues, and Biomira will be entitled to receive royalties on product sales for all other territories.

Liposomal Strategies

     In the fall of 1995, Biomira acquired OncoTherapeutics, Inc., of Cranbury, New Jersey, (now Biomira USA). The acquisition of Biomira USA brought to Biomira, among other things, expertise in the development of liposomal encapsulation technologies important in the development of L-BLP25, Liposomal IL-2 and other combination immunotherapies utilizing cytokines.

     A novel therapeutic strategy resulting from Biomira USA’s liposomal technology is liposomal idiotypic vaccine. Liposomal idiotypic vaccines are produced when patient-specific tumour antigens obtained from cancer cells are combined with IL-2 and lipids. Biomira USA had been developing a liposomal idiotypic vaccine which combines the ability of liposomes to target the immune system while simultaneously delivering both tumour-specific cancer antigens and a potent immune enhancer (IL-2). In the autumn of 1998, Biomira USA submitted an Investigational New Drug submission to the FDA for a Phase I clinical trial in certain lymphoma patients. The Phase I trial was supported by an existing cooperative research and development agreement with the United States National Cancer Institute (NCI).

     A Phase Ia trial was initiated in June, 1999 at the NCI treating B-cell lymphoma patients with Biomira’s patient specific liposomal idiotypic vaccines. The objective of the Phase Ia trial was to establish safety and immune response profiles of the liposomal idiotypic vaccines. The trial involved 10 patients with follicular lymphoma who had undergone chemotherapy and achieved either full remission or a 90% partial response. The vaccine was administered via subcutaneous injection over a 5-month period. The Phase Ia clinical trial used a hybridoma technique for production of the tumour associated idiotype (approximately 6 months to prepare). The study showed that a highly purified patient-specific cancer antigen could be produced and formulated into a liposomal formulation that also contains the potent immune enhancer, Interleukin-2. The trial also demonstrated that the vaccines produced were generally well tolerated and immunogenic.

     A patent issued in March, 2001 covering membrane-proteoliposome vaccine improves upon the hybridoma technique used in the Phase Ia study by using cell membranes of the cancer biopsy cells themselves as a source of tumour antigen and therefore bypasses the need to prepare a hybridoma line for each patient (see “Business of the Company – Patents and Proprietary Information”). This reduces the production time to a matter of days, and is therefore an improvement on general practice.

     On November 28, 2001, Biomira announced that it was suspending development of its autologous vaccine program, as well as its L-IL-2 program, so as to focus its resources on

Theratope vaccine and L-BLP25 vaccine. Biomira is currently in the process of finalizing arrangements for the transfer of its L-IL-2 program to an affiliated corporation for independent development.

Corporate Strategy

     General

     Biomira believes that its future success depends upon its evolution from a research company to a forward integrated biotechnology development, sales and marketing company. To this end, the Company has ceased to carry on general research in the immunotherapy area and is concentrating on the development of its lead product candidates. Biomira is pursuing the out-sourcing of its general research requirements to various cancer, academic and other institutions, with a view to in-licensing additional product candidates which have already successfully undergone pre-clinical development. As well, the Company is considering other options to further enhance its product pipeline.

     Financial

     Mindful of the necessity to adhere to budget controls and strong fiscal management, Biomira announced on October 10, 2002 that the Company had initiated a cost reduction program focused primarily on curtailing earlier research programs in favour of continuing development of its two lead product candidates, Theratope vaccine and L-BLP25 vaccine. The cost reduction program involved an approximately 30% reduction of staff and curtailment of expenditures in 2003 and 2004.

     In August, 1999 Biomira announced the entering into of an equity line financing, the maximum dollar amount of which was increased on January 31, 2000 to up to U.S. $100 million. The equity line expired under its terms in June, 2003, with the Company having drawn down 7,519,039 shares under the equity line for net proceeds of approximately U.S. $51.6 million (approximately CDN $76 million).

     Effective as of September 26, 2001, the Company issued in the aggregate U.S. $15 million principal amount of 4% convertible debentures to a limited number of purchasers in a private placement. The purchasers of the debentures and the placement agent were also issued in the aggregate, 775,000 common stock purchase warrants with an exercise price of U.S. $6.00 per common share. The Company repaid the remaining outstanding principal and interest (totalling U.S. $882,962) under the convertible debenture financing in early May, 2003, in advance of the June 2, 2003 due date, in cash, with no penalty or premium for early repayment. All outstanding convertible debentures were cancelled. None of the debentures originally issued, nor any portion of them, were ever converted to stock. The 775,000 common stock purchase warrants expire at the end of 2004.

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

On May 1, 2003, Biomira closed a U.S. $5.5 million financing under a prospectus supplement to the shelf prospectus. On May 15, 2003, Biomira completed the closing of a U.S. $3.7 million financing under a second prospectus supplement to the shelf prospectus. On October 1, 2003, Biomira closed a U.S. $16.29 million financing under a third prospectus supplement to the shelf prospectus. In connection with the three financings under the shelf prospectus, the Company issued a total of 3,543,665 common stock warrants (including 110,702 common stock warrants to the placement agent) at exercise prices of between U.S. $1.66 and U.S. $2.30, and each expiring two years from date of issuance. The U.S. $5.5 million financing, the U.S. $3.7 million financing and the U.S. $16.29 million financing assist the Company in its goal to ensure that it has sufficient funds available to continue to move its lead product candidates forward.

     To meet future financing requirements, the Company intends to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements. Biomira will continue to seek to take advantage of financing opportunities as they arise.

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

     In consideration of the granting of the Technology, the Company agreed to provide funding in amounts ranging from $300,000 to $500,000 for the first three years of the University of Alberta Agreement and issued 12,500 non-voting redeemable Class A preference shares to the University. The University is entitled to a representative on the Company’s board of directors as long as the University is the holder of any such Class A preference shares. The preference shares are redeemable for $1,250,000 in the aggregate and are to be redeemed on an annual basis, at $100 per share, to the extent possible, out of 20% of the net profits of the Company for each year. To date, no Class A preference shares have been redeemed by the Company. In addition, the Company has agreed to pay quarterly royalties to the University in the amount of 3% of the net proceeds of sale received by the Company for any products sold that employ the Technology in their manufacture or of net proceeds of the sale or the licensing of the Technology.

AltaRex

     In connection with the sale of certain tangible assets to AltaRex Corp. (now AltaRex Medical Corp. — “AltaRex”) in November 1995, the Company entered into a license agreement with AltaRex wherein Biomira granted an anti-idiotype induction therapy field of use license for its antibody MAb B43.13. The Company received a one time up front payment from AltaRex and will receive royalties from AltaRex based on sales (following the commercialization thereof) of products (such as OVAREX™) using the MAb B43.13 antibody for anti-idiotype induction therapy applications. In September, 1999, the license agreement was amended and restated to clarify and modify certain terms of the license agreement that had given rise to issues raised by each of the parties.

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

CancerVac Pty Ltd

On March 10, 2004, Biomira announced the entering into with Prima BioMed Ltd (“Prima”) and CancerVac Pty Ltd (“CancerVac”) (a subsidiary of Prima) of a license and development agreement for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate, a Mannan-MUC1 fusion protein therapeutic vaccine. Under the terms of the agreement, Biomira will provide CancerVac with access to its licensed rights related to MUC1 for purposes of the development of this product candidate. In partial consideration for the licensed rights provided by Biomira to CancerVac, Biomira acquired a 10% equity stake in CancerVac and a seat on the board of directors of CancerVac. The agreement also provides Biomira with the sole option of licensing the exclusive worldwide or North American rights to CancerVac’s Mannan-MUC1 fusion protein therapeutic vaccine (with commensurate up-front, milestone and royalty payments) following the conclusion of the Phase IIa trial of the vaccine in patients with ovarian cancer. CancerVac plans to initiate patient recruitment into the Phase IIa trial in the second quarter of 2004. In the event Biomira does not exercise its licensing option, then the agreement enables CancerVac to develop and commercialize its product candidate with equivalent up-front, milestone and royalty payments to Biomira.

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

Patents and Proprietary Information

     The Company’s policy is to file for and prosecute patent applications covering those of its inventions that it considers potentially beneficial to its business. Biomira is also actively pursuing the licensing in of patents that will add value to Biomira’s patent portfolio, as well as the licensing out of patents that are outside of Biomira’s core business. The Company currently owns or has an exclusive license to approximately 78 issued patents worldwide (44 are in-licensed), of which 36 are issued in the United States (21 are in-licensed).

     Biomira’s Theratope vaccine is protected by a number of patents and patent applications filed by and issued to the Company, as well as by in-licensed patents and patent applications from The Biomembrane Institute, Seattle, Washington (including issued U.S. patents 5,660,834 and 5,747,048, see - “Business of the Company — Research, Development and Manufacturing Agreements - The Biomembrane Institute”). On March 25, 2003, U.S. Patent 5,798,090 was re-issued as U.S. RE38,046 with broader claims, as well as additional claims pertaining to specific formulations of Theratope.

     Biomira’s BLP25 liposomal vaccine is protected by in-licensed patents from the Dana-Farber Cancer Institute, Inc. of Boston, Massachusetts (U.S. 4,963,484 and U.S. 5,053,489) and

in-licensed patents and patent applications from Cancer Research Technology Limited (formerly Imperial Cancer Research Technology Limited) of London, England (issued patents U.S. 6,222,020, EPO 0341252 and Canada 1,339,204), as well as U.S. patent 6,168,804, in-licensed from the University of Alberta. Biomira US patent application USSN 09/497,232, “Lipid-modified MUC-1 derivatives”, was issued on July 29, 2003, and adds to the protection of the Company’s BLP25 liposomal vaccine. Additional Biomira patent applications have been filed worldwide and will, if issued, provide additional coverage for the BLP25 liposomal vaccine.

     Biomira is also continuously developing intellectual property in focus areas of research within the Company.

     Biomira USA owns or has an exclusive license to a number of patent applications and issued patents (including Biomira USA patents U.S. 6,207,170 and U.S. 6,312,718) providing coverage for the Company’s patient specific vaccines. Biomira USA also has license rights to a number of patent applications and issued patents, including U.S. patents 5,296,353, 5,583,002, 5,556,763, 5,658,744, 5,889,143 and 5,965,366, relating to a method believed to be useful in the evaluation and treatment of patients with progressive immunosuppression; U.S. patents 5,316,763, 5,641,677, 5,443,983 and 5,725,855 relating to methods of increasing stimulation of lymphocytes through a short (24-48 hour) in vitro treatment with monoclonal anti-CD3 and liposomal IL-2 to increase their in vivo activity; and U.S. patents 5,409,698, 5,650,152 and 5,773,006 providing a liposome containing lymphokines such as interleukin-2. Biomira USA patent 6,544,549, covering Biomira’s proprietary liposomal formulation of interleukin-2, issued on April 8, 2003 in the U.S.

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

     In preparation for potential multinational registration trials, Biomira is currently scheduling for the manufacture of new vaccine supplies. This will incorporate manufacturing changes to prepare for the future secure commercial supply of product. Scheduling these changes now and addressing any potential hurdles with respect to supply of vaccine adjuvant ensures that the resulting pivotal data are considered representative of the safety and effectiveness of the commercial supply of the vaccines.

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

     Companies such as Biomira may in particular circumstances be able to take advantage of programs for accelerated development of products designed to treat rare and serious or life-threatening diseases. For example, the FDA fast track drug product development program (see “Business of the Company – Immunotherapeutics – Active Specific Immunotherapy – Theratope vaccine”).

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

Human Resources

     As at December 31, 2003 the Company (including its consolidated subsidiaries) employed 111 persons, many of whom are engaged in development activities (see “Business of the Company – Corporate Strategy – General”), 11 of whom hold Ph.D. and/or M.D. degrees and 13 of whom hold other advanced degrees. A number of the Company’s management and professional employees have had prior experience with pharmaceutical or medical products companies.

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

Description of Property

     Biomira maintains its corporate offices in Edmonton, where it leases a 58,000 square foot facility in the Edmonton Research Park for office and research functions. In 2003, the Company negotiated a new three year lease expiring March 31, 2005, which new lease provides Biomira with the right to extend the term of the lease for two additional years. The new lease does not include an option to purchase the facility (as had been the case under the original lease).

     Following the suspension of U.S.-based research and development operations in October 2002, Biomira USA vacated the research laboratories and offices comprising approximately 16,000 square feet which it leased in a building located in Cranbury, New Jersey under a ten-year lease expiring February 29, 2004. Biomira USA entered into a sublease agreement with a third party for a portion of this space until June 30, 2003, and on a month-to-month basis thereafter subject to 30 days notice of termination by either party. On August 22, 2003, Biomira USA negotiated early termination of the main lease effective August 31, 2003. Pursuant to the early termination agreement, Biomira USA paid the landlord $102,697 (U.S. $74,144) (representing three months rent) to end the lease six months prior to the scheduled expiration of the lease.

     The offices (comprising approximately 650 square feet) of Biomira USA have been relocated to a new office facility in Cranbury, New Jersey. The lease agreement with respect to such new premises commenced on December 1, 2002 and expires on May 31, 2004. A renewal of such lease agreement is currently being negotiated.

Legal Proceedings

     In connection with the Company’s sale of HealthVISION Corporation on February 11, 1994, it provided representations and warranties to the Purchaser and agreed to certain covenants which expired at various dates between then and 1998. On January 31, 1996, the Purchaser filed a statement of claim against the Company claiming breaches of a covenant related to the collectability of certain accounts and contracts receivable recorded on the Disclosure Schedule delivered in connection with such sale within a specified period of time following the sale. The matter was scheduled to go to trial in June, 2004. The amended claim of the Purchaser was for $3,452,250 plus interest and costs (aggregate potential exposure of Biomira in the $4.5 – 5 million range). In early March, 2004, the matter was settled by the parties, with Biomira making a settlement payment which was approximately the amount that was recorded in the Company’s consolidated financial statements at December 31, 2003 in relation to this matter.

Control of the Registrant

     As of March 31, 2004, to the knowledge of the directors and officers of the Company, there were no persons who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

MARKET FOR SECURITIES

     The Common Shares of the Company are listed in Canada on the Toronto Stock Exchange (symbol BRA) and in the United States on The Nasdaq National Market tier of The Nasdaq Stock Market (symbol BIOM). As at March 31, 2004, the Company had 799 registered record holders of its common shares.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below for, and as of the end of, each of the years in the three-year period ended December 31, 2003 is derived from the Consolidated Financial Statements of the Company for the fiscal periods ended December 31, 2003 and December 31, 2002, which have been audited by the Company’s independent auditor Deloitte & Touche LLP. The data should be read in conjunction with the audited Consolidated Financial Statements of the Company and the notes therein contained in the 2003 Annual Report of the Company, which are incorporated herein by reference.

Three Year Financial Information
(in thousands of Canadian dollars, except per share data)

	Years Ended December 31
Statement of Operations	2003	2002	2001
Revenue(1)	$3,416	$5,304	$7,336
Expenses(2)	$22,387	$38,901	$50,885
Other (expense) income(1,2)	$(3)	$2,238	$4,870
Net loss	$(18,974)	$(31,359)	$(38,679)
Basic and diluted loss per common share	$(0.31)	$(0.68)	$(0.75)
Weighted average number of common shares outstanding (in thousands)	62,498	52,996	51,502

(1)	In 2001, the Company reclassified Investment and Other Income from operating revenue to non-operating other income.

(2)	In 2002, the Company reclassified Interest Expense from Operating expenses to non-operating other expense.

All prior year figures have been restated to conform to the current year’s presentation

	Years Ended December 31
Balance Sheet Data:	2003	2002	2001
Working capital (1)	$37,810	$29,063	$71,457
Total assets	$43,065	$39,969	$89,189
Total long-term liabilities	$30	$126	$293
Total long-term deferred revenue	$6,671	$7,724	$8,778
Shareholders’ equity	$31,750	$22,289	$64,588
Common shares outstanding (in thousands)	72,545	53,796	52,377

(1)	Working capital is calculated as the sum of Total Current Assets less Total Current Liabilities as excerpted, where applicable, from the December 31, 2003 and December 31, 2002 audited Consolidated Financial Statements of the Company.

     The above information is presented in accordance with accounting principles generally accepted in Canada and conforms in all material respects with those of the United States, except as disclosed in Note 18 to the Company’s audited Consolidated Financial Statements for the fiscal period ended December 31, 2003.

     To date, the Company has not paid any dividends on its common shares and does not expect to do so in the foreseeable future. Earnings, if any, will be retained to finance its ongoing operations and to develop and expand the Company’s business.

     The Company incurred expenses in relation to research and development of $14,700, $28,304 and $42,117 for the years 2003, 2002 and 2001, respectively.

AUDIT COMMITTEE

     The Company has a separately designated standing Audit Committee consisting of Sheila Moriber Katz, MD, MBA; W. Vickery Stoughton, B.Sc, MBA; and Michael C. Welsh, QC. The Company believes it complies in all respects with requirements of Nasdaq and the Toronto Stock Exchange related to the Audit Committee and its members. The Company’s Board of Directors has determined that W. Vickery Stoughton meets the requirements of an Audit Committee financial expert and that Mr. Stoughton is independent, as that term is defined in the listing standards of Nasdaq and the Toronto Stock Exchange.

INDEPENDENT AUDITORS

Auditor’s Fees

     The aggregate fees billed for professional services by Deloitte & Touche LLP (the Company’s independent auditors) for the years ended December 31, 2003 and 2002 are presented below:

Type Of Service	2003	2002
Audit fees[1]	$195,140	$193,322
Audit-related services[2]	$1,590	0
Tax advisory services [3]	103,720	280,211
Other services[4]	6,924	2,005

Total	$307,374	$475,539

     Notes:

(1)	For the audit and/or review of the Company’s annual and quarterly financial statements including attendance at Audit Committee meetings. In addition, includes fees related to comfort letters, consents and other services related to regulatory filings.

(2)	For services reasonably related to audit or review of the financial statements including accounting consultations.

(3)	For tax compliance, advisory, planning, and return preparation/review, as applicable. Additional tax fees were paid in 2002 for services related to the preparation of an international transfer pricing study and advisory services related to the restructuring of various subsidiaries.

(4)	For services other than those reported in (1) to (3).

Pre-approval Policies and Procedures

     Pursuant to its charter, the Audit Committee has the responsibility to select (subject to full Board approval and shareholder ratification), evaluate, and where appropriate, replace the independent auditor. The Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditor for the purpose of preparing or issuing an audit report or related work. The independent auditor is engaged by, and reports directly to, the Audit Committee.

     The Audit Committee has adopted a formal policy whereby it pre-approves all auditing and permitted non-audit services to be performed for the Company by its independent auditor. In the event that pre-approval for such auditing services and non-auditing services cannot be obtained as a result of inherent time constraints in the matter for which the services are required, the Chairman of the Audit Committee has been granted the authority to pre-approve such services and the Chairman of the Audit Committee will report for ratification such pre-approval to the Audit Committee at its next scheduled meeting. The Audit Committee has complied with the procedures set forth above, and has otherwise complied with the provisions of its charter.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     The Company’s Chief Executive Officer, Chief Financial Officer, Vice President for Treasury and Financial Operations, and the Director of Investor Relations, with the participation of outside advisors and others within the Company, carried out an evaluation of the effectiveness of the design and operation of the Company’s current Disclosure Controls and Procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual information form, the Company’s Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to the Company and required to be included in the Company’s periodic regulatory filings in Canada and the United States.

Changes in Internal Controls

     There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s internal controls subsequent to the end of the period covered by this annual information form.

CODES OF CONDUCT AND ETHICS

     The Company has adopted a Code of Ethics that applies to the Principal Executive Officer and the Senior Financial Officers of the Company. These include the Chief Executive Officer, the Chief Financial Officer and the Principal Accounting Officer, and will also extend to any person performing similar functions. The Company has posted the full text of the Code of Ethics on its internet website, which can be accessed at www.biomira.com. No amendments to the Code of Ethics have been made since it was adopted and no waivers, express or implicit, from any provision of the Code of Ethics have been made in favour of any of the officers or persons covered by the Code of Ethics. The Code of Ethics has been signed by the Company’s President and Chief Executive Officer, its Vice President of Finance and its Vice President for Treasury and Financial Operations.

     In addition, the Company has also adopted a Code of Ethics and Business Conduct which applies to all of its directors, officers and employees. The Company has posted the full text of this Code on its internet website. No amendments to, or waivers from, this Code have been adopted or granted since its adoption.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Reference is made to the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) that accompanies the Company’s financial statements contained in the Annual Report, which MD&A is hereby incorporated by reference.

DIRECTORS AND OFFICERS

     The name, positions with the Company and principal occupations of each of the directors and officers of the Company are as follows:

Director/
Name and Address	Office	Officer Since	Principal Occupations
ERIC E. BAKER, BSc, MBA (1) Long Sault, Ontario	Chairman and Director	Aug. 1985	President of Miralta Capital II Inc. (a venture capital company)

S. ROBERT BLAIR, C.C. (1) Vancouver, British Columbia	Director	Feb. 1992	Executive Chair and President, Photon Control Inc.; Commissioner General for Canada’s participation at EXPO 2000, Hannover, Germany; prior to December, 1998, Chairman Emeritus, NOVA Corporation

RICHARD L. JACKSON, PhD (5) Cincinnati, Ohio	Director	May 2003	President, Richard Jackson Associates LLC (a biotechnology and pharmaceutical consulting company); President and CEO, Chairman of Board of Directors, EmerGen, Inc. (a biotechnology company); Senior Vice President, Research and Development, Atrix Laboratories, Inc. (a biotechnology company)

SHEILA MORIBER KATZ, MD, MBA(2)(3) Gladwyne, Pennsylvania	Director	June 1997	Professor of Pathology and Laboratory Medicine, Drexel University; Special Expert United States Government; prior thereto, Dean of Hahnemann University School of Medicine and Co-founder of the School of Public Health

T. ALEXANDER McPHERSON, MD, PhD Edmonton, Alberta	President, Chief Executive Officer and Director	Mar. 1987	President and Chief Executive Officer, Biomira Inc.; Professor Emeritus, University of Alberta

Director/
Name and Address	Office	Officer Since	Principal Occupations
W. VICKERY STOUGHTON, BSc, MBA (2)(3) Culver City, California	Director	June 1997	Former Chairman and Chief Executive Officer, Careside Inc. (a research and development, medical devices company, which filed for bankruptcy in October, 2002); prior to July 1996, President of SmithKline Beecham Diagnostics Systems; and prior to October 1995, President of SmithKline Beecham Clinical Laboratories

MICHAEL C. WELSH, QC (2)(3) Sherwood Park, Alberta	Director	Mar. 1987	President, Almasa Capital Inc. (a venture capital company) since 1997; prior thereto, Partner, Welsh & Company (Barristers and Solicitors)

NANCY J. WYSENSKI, BSc, MBA(4) Durham, North Carolina	Director	Mar. 2002	President, EMD Pharmaceuticals, Inc. (a pharmaceutical research & development company); prior thereto, Senior Vice President, Operations, NetGenics, Inc.; and prior thereto, Vice President, Field Sales, Astra Merck, Inc.

ROBERT D. AUBREY, BSc Edmonton, Alberta	Vice President, Marketing and Business Development	Sept. 1990	Vice President, Marketing and Business Development of Biomira Inc. since September 1990

GUY ELY, MD Oakville, Ontario	Vice President, Clinical and Medical Affairs	March 2002	Vice President, Clinical and Medical Affairs of Biomira Inc. since March 2002; prior thereto, Vice President, Clinical and Medical Affairs of Lorus Therapeutics Inc.; and prior thereto, Associate Medical Director of SmithKline Beecham Canada

RONALD HELMHOLD, BA, BComm, CA (6) Edmonton, Alberta	Vice President, Treasury and Financial Operations	Nov. 2003	Vice President, Treasury and Financial Operations of Biomira Inc.; prior to November 2003, Senior Director, Finance and Corporate Controller of Biomira Inc.; prior to January 2002, Corporate Controller of Biomira Inc. since April 1996

MARILYN OLSON, BComm, MLT, RAC (7) Edmonton, Alberta	Vice President, Regulatory Affairs	May 2003	Vice President, Regulatory Affairs of Biomira Inc.; prior to May 2003, Senior Director, Regulatory Affairs of Biomira Inc.; prior to January 2001, Director, Regulatory Affairs of Biomira Inc.; prior to September 1995, various managerial positions with Biomira Inc. since October 1989

Director/
Name and Address	Office	Officer Since	Principal Occupations
EDWARD A. TAYLOR, CGA Edmonton, Alberta	Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary	May 1995	Vice President, Finance and Administration and Chief Financial Officer and Corporate Secretary of Biomira Inc. since May 1995

Notes:

(1)	Member of Executive Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of Corporate Governance Committee

(4)	Director since March 26, 2002, pursuant to the Amended and Restated Collaboration Agreement with Merck KGaA of Darmstadt, Germany, dated May 7, 2001. She will not be seeking re-election as a Director at the Company’s May 20, 2004 Annual General Meeting.

(5)	Director since June 26, 2003

(6)	Officer since November 1, 2003

(7)	Officer since May 1, 2003

Directors and senior officers of the Company as a group controlled either directly or indirectly, as of April 30, 2004, approximately 1.3% of the Company’s outstanding common shares. The term of office of each director is until the next annual meeting of shareholders of Biomira or until his/her successor is elected, unless his/her office is earlier vacated in accordance with the bylaws of the Company.

SHARE CAPITAL

Introduction

     The authorized share capital of the Company currently consists of the following classes of shares, all of which are without par value: (i) an unlimited number of common shares, of which 72,562,357 were outstanding as at April 30, 2004; (ii) 12,500 non-voting redeemable Class A preference shares (“Class A Preference Shares”), all of which are outstanding; and (iii) an unlimited number of Class B preference shares issuable in series (“Class B Preference Shares”), none of which are currently outstanding. The attributes of these classes of shares are summarized below.

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

     As at April 30, 2004 Biomira had 4,371,589 options and 4,251,999 warrants outstanding and unexercised. Assuming the exercise of all options and warrants exercisable as at April 30, 2004, there would be 81,185,945 common shares outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual information form contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company, proposed clinical trials and the analysis of the results therefrom, and proposed transactions, including the possible acquisition of, or the possible divestiture of, certain assets or current business activities of the Company. For this purpose, forward-looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “believes”, “expects”, “anticipates”, or similar expressions. The Company is including this cautionary statement to identify important factors that could cause the Company’s actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. These factors, many of which are beyond the control of the Company, include the Company’s ability to (i) identify and capitalize on possible collaboration, strategic partnering, acquisition or divestiture opportunities, (ii) obtain suitable financing to support its operations, clinical trials and commercialization of its products, (iii) manage its growth and the commercialization of its products, (iv) achieve operating efficiencies as it progresses from a mid-stage to a final-stage biotechnology company, (v) successfully compete in its markets, (vi) realize the results it anticipates from the clinical trials of its products, (vii) succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products, (viii) achieve regulatory clearances for its products, (ix) obtain on commercially reasonable terms adequate product liability insurance for its commercialized products, (x) adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors, (xi) assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors and (xii) not encounter problems with third parties, including key personnel, upon whom it is dependent. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that its expectations will be met. All forward-looking statements contained herein are expressly qualified in their entirety by this Cautionary Statement.

RISK FACTORS

History of Operating Losses

     The Company commenced its research activities in 1985. To date, the Company has not generated positive cash flow or operating profits. There can be no assurance that operating profits will be generated in the foreseeable future.

Early Stage of Development

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

Product Liability and Insurance

     The Company currently does not have any products that are being sold commercially, which reduces the direct risk of consumer product liability. However, should Biomira introduce products for commercial sale after obtaining regulatory approval, at such time the Company will require product liability insurance which may not be available in the required coverages, or on commercially reasonable terms. Nevertheless, use of the Company’s products and processes during current clinical trials may entail risk of product liability. The Company has obtained approximately CDN $18,500,000 (U.S. $10 million primary coverage and CDN $5,000,000 excess liability coverage) of blanket clinical trial liability insurance for its product candidates in Phase II and III clinical trials. Given the scope, complexity and duration of multinational clinical trials, the wide variation in insurance requirements of each jurisdiction in which the trials are being conducted, and the changing pattern of litigation settlement, it is not possible at this time to determine the overall adequacy of such insurance coverage.

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

Dependence on Third Parties

     The Company is or may in the future be dependent on third parties for certain raw materials, for antibody production, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. By way of example, Biomira is, in preparation for potential multinational registration trials, currently scheduling for the manufacture of new vaccine supplies which will incorporate manufacturing changes to prepare for the future secure commercial supply of product. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company can obtain such materials and services.

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

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Proxy Circular for its annual meeting of shareholders which is to take place on May 20, 2004. Additional financial information is provided in the Financial Statements for its most recently completed financial year. Copies of the Management Proxy Circular, Financial Statements and the Annual Report may be obtained upon request from the Investor Relations Department, Biomira Inc., 2011 — 94 Street, Edmonton, Alberta, T6N 1H1 (telephone: (780) 490-2812 or toll free 1-877-234-0444 ext. 812, facsimile: (780) 450-4772, email: IR@biomira.com).

May 18, 2004

GLOSSARY

Active Specific Immunotherapy (ASI)	Immunization of cancer patients against specific antigens found in high concentrations on cancer cells, but which antigens are absent or only in low concentrations on normal cells

Antibody	Specific and defensive protein substances which are generated in the body in response to the introduction of foreign substances (antigens) and which combine with antigens to neutralize their toxic effects

Antigen	Any foreign or “non-self” substance that, when introduced into the body, causes the immune system to create an antibody

Immune Response	The body’s response to a foreign substance

Immunotherapy	A medical technique for stimulating a patient’s immune system to attack and destroy disease-causing cells (viruses, bacteria, cancer cells, etc.)

Interleukins	A family of molecules which act as messengers between cells of the immune system

Interleukin-2	Interleukin-2 (IL-2) is a cytokine, or cell messenger, and is used in non-specific immunotherapy designed to boost the general immune system

KLH	Keyhole Limpet Hemocyanin is a high molecular-weight protein and a potent immune system stimulant isolated from the blood of a marine mollusk

Liposomal Interleukin-2	In liposomal IL-2, the IL-2 is encapsulated in a liposome to facilitate the slow release and targeted delivery of IL-2 to immune cells, thereby lessening the toxicity of IL-2

Metastatic Cancer	Cancer which has spread from the primary tumour resulting in secondary tumour formation

Monoclonal Antibodies (MAb)	Identical antibodies produced by the progeny of a single antibody-producing cell

Peptide	A protein molecule consisting of amino acids connected by peptide bonds

Protein Carrier	A protein to which another substance, such as a carbohydrate, is attached, usually by way of a linker.

Statistical Significance	Mathematical calculation demonstrating that an apparent clinical benefit is due to the activity of the product and not achieved by chance

STn	Sialyl Tn is a marker or antigen appearing on the surface of many solid tumour cancers, including breast and colon cancers

SUPPLEMENTAL INFORMATION NOT INCLUDED
IN CANADIAN ANNUAL INFORMATION FORM

PRESENTATION OF INFORMATION AND CURRENCY EXCHANGE RATES

     Unless otherwise stated, all financial information presented in this Form 40-F or in the Company’s financial statements is presented in Canadian dollars. On May 14, 2004, Cdn $1.00 equals U.S.$0.7180.

     Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. The high and low noon exchange rates, the average rates (average of the exchange rate from the last day of each month during the period) and the end period rates for Canadian dollars, expressed in United States dollars, from January 1, 1999 to December 31, 2003, as reported by the Federal Reserve Bank of New York, were as follows:

	Year Ended December 31,
	2003	2002	2001	2000	1999
Exchange Rate at end of year	$.7738	$.6329	$.6279	$.6669	$.6925
Average Exchange Rate during year	$.7136	$.6368	$.6467	$.6732	$.6746
High Exchange Rate during year	$.7738	$.6619	$.6697	$.6969	$.6925
Low Exchange Rate during year	$.6349	$.6200	$.6241	$.6410	$.6625

RECONCILIATION TO UNITED STATES GAAP

     The financial statements were prepared on the basis of Canadian generally accepted accounting principles applicable to the Company. As applicable to the Company, any material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States have been incorporated in the audited and consolidated financial statements, and particularly as described in Note 18 to the Company’s Consolidated Financial Statements, and all of which have been reconciled for any significant differences between generally accepted accounting principles used in the United States and in Canada in accordance with the instructions of Item 18 of the Commission’s Form 20-F.

NATURE OF TRADING MARKET AND NUMBER OF SHAREHOLDERS

     The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The Nasdaq National Market. The following table sets out the reported high and low prices on The Toronto Stock Exchange and on The Nasdaq National Market.

	The Toronto		The Nasdaq
	Stock Exchange [1]		National Market
	Price Range		Price Range
	High	Low	High		Low
2002 First Quarter	$7.55	$5.22	US$	4.72	US$	3.27
Second Quarter	$6.49	$3.20	US$	4.17	US$	2.06
Third Quarter	$5.12	$1.15	US$	3.32	US$	0.72
Fourth Quarter	$3.05	$0.85	US$	1.95	US$	0.54

2003 First Quarter	$2.26	$1.36	US$	1.47	US$	0.91
Second Quarter	$6.60	$1.50	US$	4.95	US$	1.03

	The Toronto		The Nasdaq
	Stock Exchange [1]		National Market
	Price Range		Price Range
	High	Low	High		Low
Third Quarter	$3.43	$1.60	US$	2.55	US$	1.10
Fourth Quarter	$2.89	$1.73	US$	2.16	US$	1.26

2004 First Quarter	$3.27	$1.90	US$	2.45	US$	1.38
Second Quarter
(through May 14, 2004)	$2.75	$2.02	US$	2.09	US$	1.42

1.	On November 24, 1999, the Company discontinued its listing with the Montreal Exchange.

     On March 31, 2004, the Company had approximately 799 shareholders of record.

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

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES SHAREHOLDERS

     The following general discussions set forth certain material United States federal income tax consequences that Pepper Hamilton LLP, U.S. counsel to the Company (“Counsel”), believes are applicable, and may be of significance, to the following persons who invest directly or indirectly in Common Shares of the Company and hold such Common Shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specially defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the United States or any state, (iii) estates the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or the trust has elected to be a U.S. trust for tax purposes. This discussion does not deal with (a) any aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on his particular circumstances (including potential application of the alternative minimum tax or unrelated business income tax), (b) certain U.S. Shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Common Shares or (d) any aspect of state, local or non-United States tax laws.

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

     Disposition of Common Shares

     Subject to the applicable PFIC rules discussed below, if a U.S. Shareholder holds Common Shares as a capital asset, any gain or loss on a sale or exchange of such shares will be capital gain or loss, which will be long-term capital gain or loss if the holding period is one year or more. Generally, the maximum tax rate for U.S. shareholders who are individuals on capital gain is 15% for capital assets held for more than one year. The sale of Common Shares through certain brokers will be subject to the information reporting and back-up withholding rules of the United States Internal Revenue Code of 1986, as amended (the “Code”).

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

     The foregoing rules may be avoided if a QEF Election is in effect with respect to a U. S. Shareholder for each of the years that the Company is a PFIC during such U.S. Shareholder’s holding period. A QEF Election may be made by a U. S. Shareholder on or before the due date (including extensions) for filing such U.S. Shareholder’ s tax return for such taxable year. Such a U. S. Shareholder would be taxed on its pro-rata share of the Company’s earnings and profits for the Company’s taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Shareholder’s taxable year, regardless of whether such amounts are actually distributed by the Company. This may result in tax liability without a commensurate distribution with which to pay the liability. An electing U.S. Shareholder’s basis in the Common Shares would be increased by the amounts included in income. Distributions out of earnings and profits previously included by such U.S. Shareholder generally would not be treated as a taxable dividend for United States federal income tax purposes and would result in a corresponding reduction of basis in Common Shares. An electing U.S. Shareholder will not be currently taxed on the undistributed ordinary income and net capital gain of the Company for any year that the Company is not classified as a PFIC. Should a QEF Election be made, there are a number of specific rules and requirements applicable thereto and a U.S. Shareholder is strongly urged to consult his own tax advisor in that regard.

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

     In general, a U.S. Shareholder in a PFIC who elects under Section 1296 to mark the Common Stock to market would include in income each year an amount equal to the excess, if any, of the fair market value of the Common Stock as of the close of the taxable year over the U. S. Shareholder’s adjusted basis in such stock. A U.S. Shareholder who makes the mark to market election would also generally be allowed a deduction for the excess, if any, of the adjusted basis of the Common Stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the Common Stock included by the shareholder for prior taxable years.

     Once the mark to market election is made, it is binding for all subsequent years, unless the Common Stock ceases to be marketable, or the IRS consents to the revocation of the election.

     The Company intends to notify in writing its U.S. Shareholders within 45 days after the end of the taxable year for which the Company believes it might be a PFIC. In the past, including to the end of calendar year 2003, the Company does not believe that it was a PFIC. The Company has further undertaken (i) to provide its U.S. Shareholders with timely and accurate information as to its status as a PFIC and the manner in which the QEF Election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that U.S. Shareholders, at their option, may make a QEF Election.

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

CONTROLS AND PROCEDURES

     Evaluation of Disclosure Controls and Procedures

     The Company’s Chief Executive Officer, Chief Financial Officer, Vice President for Treasury and Financial Operations, and the Director of Investor Relations, with the participation of outside advisors and others within the Company, carried out an evaluation of the effectiveness of the design and operation of the Company’s current Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report, the Company’s Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to the Company and required to be included in the Company’s periodic SEC filings under the U.S. Securities Exchange Act of 1934, as amended. The report titled Management Responsibility for Financial Reporting, signed by the Company’s Chief Executive Officer and its Chief Financial Officer, is included in this annual report on page II-14. In addition, each of those officers has provided the certifications required by Exchange Act Rule 13a-14(a), which are attached to this annual report as Exhibit Nos. 31.1 and 31.2. The more detailed report on management’s assessment of the issuer’s internal control over financial reporting, will not be effective until fiscal year 2005.

     Changes in Internal Controls

     There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to end of the period covered by this annual report.

CODES OF CONDUCT AND ETHICS

     The Company has adopted a Code of Ethics that applies to the Principal Executive Officer and the Senior Financial Officers of the Company. These include the Chief Executive Officer, the Chief Financial Officer and the Principal Accounting Officer, and will also extend to any person performing similar functions. This Code of Ethics was filed as an exhibit to this report last year, and the Company has also posted the full text of the Code of Ethics on its internet website, which can be accessed at www.Biomira.com. No amendments to the Code of Ethics have been made since it was adopted and no waivers, express or implicit, from any provision of the Code of Ethics have been made in favor of any of the officers or persons covered by that Code of Ethics. The Code of Ethics has been signed by the Company’s President and CEO, its Vice President of Finance and its Vice President for Treasury and Financial Operations.

     In addition, the Company has also adopted a Code of Ethics and Business Conduct which applies to all of its directors, officers and employees. The Company has posted the full text of this Code on its internet website. No amendments to, or waivers from, this Code have been adopted or granted since its adoption.

PENSION BLACKOUT PERIODS

     No notices were sent by the Company to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning equity securities of the Company in a pension or retirement plan subject to a blackout period, and generally these requirements are inapplicable to the Company generally.

AUDIT COMMITTEE

     The Company has a separately designated standing Audit Committee consisting of Sheila Moriber Katz, MD, MBA; W. Vickery Stoughton, B.Sc, MBA; and Michael C. Welsh, QC. The Company believes it complies in all respects with requirements of Nasdaq and the Toronto Stock Exchange related to Audit Committees and its members. The Company’s Board of Directors has determined that W. Vickery Stoughton meets the requirements of an Audit Committee financial expert and that Mr. Stoughton is independent, as that term is defined in the listing standards of Nasdaq and the Toronto Stock Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     All of the disclosure information pertaining to Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees of the Company’s principal accounting firm, together with disclosure of the Audit Committee’s pre-approval policies and procedures described in Rule 2-01 of Regulation S-X, are contained in the Company’s Annual Information Form, at page 24 of this annual report. The de minimis exception to the pre-approval policies and procedures is inapplicable to the Company for the period covered by this annual report.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     This information is included in the required format in the Company’s Management Discussion and Analysis section, which may be found at page II-10 of this annual report.

ADDITIONAL INFORMATION

     Additional information concerning the Company can be derived from the Company’s Current Reports on Form 6-K filed during calendar year 2003 and to date during calendar year 2004 with the Commission. The most recent Management Proxy Circular attached to the Form 6-K dated April 26, 2004, contains individual director stock ownership, stock options, corporate governance policies and other information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) provides commentary on the financial condition as at December 31, 2003 and 2002, and results of operations of Biomira Inc. (“Biomira” or “the Company”) for the years ended December 31, 2003, 2002, and 2001. The MD&A, prepared as at April 2, 2004, should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2003. These financial statements, which follow the MD&A, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in certain respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Biomira’s strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Clinical Development and Strategy

Biomira’s lead product candidates currently under research and development, Theratope for breast cancer (Phase III and Phase II) and Liposomal BLP25 (L-BLP25) for non-small cell lung cancer (Phase IIb), are in late stage clinical testing.

Theratope is an investigational therapeutic cancer vaccine that consists of a synthetic version of the tumor-associated antigen Sialyl Tn (STn) linked to the protein carrier, keyhole limpet hemocyanin (KLH), and is designed to stimulate an immune response to STn. The primary objectives of the Phase III trial, which randomized 1,030 women with metastatic breast cancer, were to compare time to disease progression and survival between patients receiving Theratope vaccine and those on the control vaccine arm of the study. The results of the final analysis of the trial, announced in June 2003, did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of over 300 patients in the treatment group, women on hormonal treatment following chemotherapy, showed a favourable trend to improvement in survival.

Biomira and its collaborative partner, Merck KGaA of Darmstadt, Germany, through its U.S. affiliate EMD Pharmaceuticals, Inc., undertook subset analysis of the data for this group to better understand the mechanism of action. Results for the subgroup of patients on hormonal therapy showed a median time to disease progression of 8.3 months for patients treated with Theratope versus 5.8 months for those patients on control. The median survival was 38.2 months in the Theratope arm versus 30.7 months in the control arm, a difference of 7.5 months.

Although the Companies do not believe that the current data will support a registration, further analyses are being conducted to determine a mechanism of action to explain how this subset of women appeared to benefit from Theratope. The Company’s current focus will be to complete the hormonal treatment subset analysis from the Theratope Phase III trial, and depending on the findings, to initiate formal discussions with the key regulatory agencies for the purpose of clarifying clinical development strategy. If the findings indicate a significant clinical benefit that warrants confirmatory trials, the Companies will assess the parameters for further studies. As the interaction between Theratope and the hormone treatment regimen becomes better understood, the findings should provide the Companies with a solid clinical basis for formal discussions with regulatory authorities towards moving the product forward. These discussions with regulatory authorities could occur in the second half of 2004. Biomira has also launched clinical studies to investigate opportunities for Theratope in other cancer indications and in concert with other treatment programs. In October 2002, a second Phase II trial for Theratope was initiated for women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex™ (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these patients. Although this is a different patient group, results from this study may provide further insight into the results of the subset analysis of the hormonal treatment group from the Phase III clinical trial.

Biomira’s other late stage product candidate, L-BLP25, has completed a Phase IIb 171 patient clinical trial in Stage IIIb and Stage IV non-small cell lung cancer patients. Results from this trial were announced in early April 2004. Results indicate that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. This compelling clinical data showed that the median survival was 17.4 months for patients on the vaccine arm versus 13 months on the control arm.

From a clinical standpoint, what is also important is that when looking at the two-year survival for Stage IIIb locoregional patients, those patients with a lower burden of disease, the percentages were 60 per cent for the vaccine arm (median survival not yet reached) versus 36.7 per cent for the control arm (median survival of 13.3 months). In the overall patient population, where we include patients with higher stages of disease, those patients with Stage IIIb plural effusion and Stage IV cancer, the percentages are 43.2 per cent for the vaccine arm versus 28.9 per cent for the control arm.

In the near term, it is expected that the Company’s primary efforts will focus on the clinical advancement of its lead product candidates to position them for further testing and possible registration. At the same time, the Company will continue to investigate all opportunities for collaboration and/or in-licensing with respect to those technologies that are complementary to its core platforms that demonstrate strong potential for commercialization.

Business Strategy

Biomira’s corporate strategy with respect to core proprietary technologies has been to retain sole ownership until the programs are closer to commercialization to allow negotiation of potential alliances on more favourable terms. The collaboration with Merck KGaA exemplifies this philosophy. The terms of the collaboration validated the Company’s strategy to retain the rights to its core technologies and to take a lead role in both the development and regulatory processes. At the same time, Biomira benefits from the collaboration through leveraging the expertise and experience of Merck KGaA in the development and commercial phases of the product strategy.

Biomira recently announced a new collaboration with Prima BioMed Ltd. (Prima BioMed) of Melbourne, Australia and its subsidiary, CancerVac Pty Ltd. (CancerVac), for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate. Biomira will provide CancerVac with access to certain licensed rights to a protein called MUC1 in relation to CancerVac’s Mannan-MUC1 fusion protein immunotherapeutic. CancerVac has developed an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection of the cells into the patient. CancerVac plans to initiate patient recruitment into a Phase IIa trial in patients with metastatic ovarian cancer in the second quarter of 2004.

With respect to non-core technologies in its pipeline, the Company is currently evaluating potential opportunities for these programs, including out-licensing and partnering arrangements.

Concurrent with its clinical development initiatives, Biomira will undertake only those pre-commercialization activities that are critical to support a potential rapid market launch in the event of product approval, pending the outcome of the pivotal trials for Theratope and L-BLP25 and discussions with the regulatory agencies with respect to their advancement.

Results of Operations

Overview of 2003

Consolidated net losses for the years 2003, 2002, and 2001 were $19.0 million, $31.4 million, and $38.7 million, respectively. The positive trend in financial performance over the past three years is primarily attributed to declining clinical development expenditures that reflect the maturity of Biomira’s late stage product candidates, as well as the decision to in-license promising technology rather than funding internal research and development. For 2003, the $12.4 million or 39% decrease in the year over year loss came mainly from a $13.6 million reduction in research and development expenditures in 2003, plus lower general and administrative, marketing and business development, and amortization expenses of $1.2 million, $0.8 million and $0.9 million, respectively. A reduction in revenues of $1.9 million and $2.3 million in investment and other income offset the cost savings. Included in the net loss for 2002 was a non-recurring charge of $2.5 million related to the Company’s cost reduction initiative announced in October 2002.

Revenues

Revenues from operations for the years ended 2003, 2002, and 2001 were $3.4 million, $5.3 million, and $7.3 million, respectively. The majority of the 2003 decrease of $1.9 million or 36% from the prior year stems from lower Merck KGaA collaborative funding revenue of $1.7 million related to reduced clinical expenditures as the Theratope Phase III trial wound down in the first half of 2003. The remaining decrease is due to lower licensing, royalty, and other revenues of $229,000 due to a one-time research contract in 2002.

Operating revenues were generated largely from research and development contracts, out-licensing agreements, and royalties, while non-operating revenues consisted primarily of investment income. Operating revenues are not expected to increase significantly until certain milestone payments tied to clinical success have been earned, and commercialization of one or more of the Company’s products has occurred. Pending these outcomes, the Company will continue to explore licensing opportunities and collaborative alliances for emerging technologies in its pipeline that may contribute to future revenue generation.

Operating expenses

Research and development

For the three years ended 2003, 2002, and 2001, the Company incurred $14.7 million, $28.3 million, and $42.1 million respectively in direct research and development costs. The lower 2003 research and development expenditures compared to 2002, a decrease of $13.6 million or 48%, are attributable to significantly lower clinical development and manufacturing expenses as the Theratope Phase III trial wound down around mid-year, coupled with cost savings from the 2002 cost reduction initiative. Approximately $8.3 million or 56% of gross research and development costs incurred in 2003 (2002 — $15.5 million or 55% respectively) were directly associated with the Theratope program. Included in 2002 expense was a $1.9 million restructuring charge related to workforce reduction and facility exit costs.

General and administrative

General and administrative expenses for 2003, 2002, and 2001 were $5.9 million, $7.1 million, and $7.5 million, respectively. The 2003 expenditures represent a decrease of 17% over the previous year due primarily to cost savings from the restructuring announced in late 2002, as well as planned spending cutbacks.

Marketing and business development

Marketing and business development expenses, $1.3 million in 2003, $2.1 million in 2002, and nil for 2001, represent program expenditures associated with the development of Biomira’s internal marketing capabilities, as well as marketing activities related to Theratope jointly undertaken and co-funded with Merck KGaA under the terms of the collaborative agreement. The 2003 decrease of $819,000 or 38% from the prior year results from pre-commercialization activities initiated in 2002 that were subsequently deferred following the June 2003 Theratope Phase III final analysis.

Amortization of capital assets

In 2003, amortization of capital assets of $446,000, compared to $1,349,000 in 2002 and $1,285,000 in 2001, was lower than 2002 by $903,000, due largely to a one-time impairment charge of $420,000 in 2002 on non-recoverable leasehold improvements and redundant assets from the downsizing of Biomira’s U.S. operations. The remaining variance with respect to 2002, and the bulk of the variance relating to 2001, arises from full amortization of some assets in 2003, coupled with significant reductions in capital spending in 2003 compared to prior years.

Investment and other (expense) income

Investment revenue of $1.0 million in 2003, down from $2.2 million in 2002, and $3.8 million in 2001, is attributable to lower average investment balances in 2003 coupled with lower portfolio returns and continued market instability. Offsetting investment income was a net foreign exchange loss of $1.3 million on U.S. dollar holdings due to the appreciation of the Canadian dollar against the U.S. dollar, compared to a 2002 loss of $208,000 and a gain of $736,000 in 2001.

With ongoing redemption of investments, coupled with analyst expectations of continuing low market yields for 2004, the Company anticipates that, in the coming year, investment income will be at approximately the same level of return as in 2003. Should new financings be

Management’s Discussion and Analysis of Financial Condition and Results of Operations

completed during 2004 and in subsequent years, incremental investment income will be commensurate with the funds raised.

Liquidity and Capital Resources

Liquidity

As at December 31, 2003, Biomira’s cash and cash equivalents and short-term investments were $41.5 million compared to $37.2 million at the end of 2002, an increase of $4.3 million or 12%. Major contributors to the net change included $36.3 million in new financing, offset by $23.9 million used in operations, and $8.1 million used for the retirement of obligations relating to convertible debentures and capital leases.

Working capital increased by $8.7 million over 2002, to $37.8 million from $29.1 million, with $4.3 million from the increase in cash reserves, and the rest coming from a $5.2 million reduction in current liabilities, largely in clinical development costs. During 2003, the Company used $23.8 million (2002 — $36.4 million; 2001 — $23.9 million) for operating activities, a $12.6 million or 35% decrease from the prior year, driven by lower clinical expenditures and headcount reductions.

Over the term of the convertible debentures, with Biomira’s low share price being a major factor, the Company had elected to repay principal and interest instalments entirely in cash to mitigate dilution of share value for investors. The retirement of the debentures in May 2003 eliminated approximately $1.3 million of committed cash flow per month for the remainder of 2003 compared to the previous year.

Given overall lower cash burn, and assuming no significant change to the current level of operations, the Company believes that it has sufficient cash reserves to operate well into 2005. Should discussions with the regulatory agencies lead to Phase III registration trials for L-BLP25 and/or Theratope, the Company will seek additional financing to support the additional expenditures associated with these pivotal Phase III trials. These trials could commence as early as 2005.

Financing

During 2003, the Company raised $2.4 million by issuing 1,366,817 common shares under the terms of the 1999 U.S. $100 million equity line, compared to $4.2 million and 1,229,012 shares, respectively, in 2002. Over the term of the facility, which had been the Company’s primary financing vehicle until June 2003, $76 million in financing was raised through issuance of 7.5 million shares.

Anticipating future funding requirements to complete its clinical programs, Biomira registered a U.S. $150 million Base Shelf Prospectus with certain securities commissions in Canada and the U.S. Securities and Exchange Commission in April 2002. Due to continuing market weakness and Biomira’s low share price, which substantially restricted availability of financing on acceptable terms, the Company did not access this facility in 2002. In the spring of 2003, improved conditions were conducive to utilizing the Shelf Prospectus.

In May 2003, Biomira completed an $8.0 million (U.S. $5.5 million) equity offering consisting of 4,824,562 common shares and 814,815 detachable warrants. Also in May 2003, a second placement raised gross proceeds of $5.2 million (U.S. $3.7 million) through issuance of 3,245,614 common shares and 548,148 detachable warrants. For both offerings, which were fully subscribed, the share units were priced at U.S. $1.14, and the warrants at U.S. $1.66. The warrants expire two years after the issue date if not exercised. After total issue costs of $737,000, net proceeds were $12.4 million. In addition to an underwriting commission of 4%, the placement agent received 80,702 warrants with a strike price of U.S. $1.74, expiring two years from date of issuance.

In October 2003, the Company completed a third equity financing for $21.8 million (U.S. $16.3 million) through issuance of 9,000,000 shares and 2,070,000 detachable warrants. This placement was priced at U.S. $1.81, with the warrants set at an exercise price of U.S. $2.30; these warrants also expire approximately two years from date of issuance. Net proceeds, after deducting total issue costs of $999,000, were $20.8 million. Compensation of the placement agent was the 4% underwriting commission plus 30,000 warrants at a strike price of U.S. $2.30, expiring approximately two years from date of issuance.

Capital resources

From inception, Biomira has financed its research and development, operations, and capital expenditures primarily through public and private sales of its equity securities, licensing and collaborative arrangements, and investment income. To maximize value from its capital resources and ensure overall financial stability, Biomira maintains a comprehensive financial planning, budgeting, monitoring, and governance system that imposes a disciplined approach to fiscal management. The Company’s investment guidelines of capital preservation and security of income restrict the portfolio to holding only liquid, investment-grade securities with maturities aligned to projected cash requirements.

Under the U.S. $150 million Base Shelf Prospectus, just under U.S. $125 million is still available for future financings until its expiry in May 2004. In addition, there are 4.25 million warrants outstanding, at a weighted-average exercise price of U.S. $3.74. Based on Biomira’s NASDAQ closing share price of $1.69 on December 31, 2003, approximately 1.096 million warrants, expiring in April and May, 2005, were in the money, representing approximately $2.4 million (U.S. $1.8 million) if fully exercised. Assuming continuing investor support for Biomira’s equity offerings, the Company intends to pursue future financing opportunities through either a new Shelf Registration, or a similar financing vehicle.

To meet future requirements, the Company intends to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The dynamics of the biotechnology sector, and in particular the uncertainty inherent in the Company’s clinical programs, may make it difficult to raise significant new capital at reasonable cost. Consequently, the Company’s ability to generate additional cash is contingent on many external factors beyond the control of the Company, as described in “Risks and Uncertainties.” Should sufficient capital not be raised, the Company may have to delay, reduce the scope of, eliminate, or divest one or more of its lead technologies or programs and related personnel, any of which could impair the current and future value of the business.

Contractual Obligations and Contingencies

In its continuing operations, the Company has entered into long-term contractual arrangements from time to time for its facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The following table presents contractual obligations arising from these arrangements currently in force over the next ten years:

	Payments Due by Year
($000s)	2004	2005 to 2006	2007 to 2008	2009 to 2013	Total
Operating leases — premises	646	165			811
Operating leases — equipment	20	26			46
Capital lease obligations	113				113
Licensing fees and royalties	420	65	65	162	712
Other long-term obligations	26				26

Total contractual obligations	1,225	256	65	162	1,708

Other than leases for premises and equipment, the Company has no long-term debt obligations. Although the corporate facilities lease will expire in 2005, the Company fully expects to renew at approximately the same rates and terms; or alternatively, negotiate other premises on similar commercial terms.

With the exception of capital leases, the obligations described above are non-cancellable operating leases or commitments that do not meet the criteria for accounting recognition of an asset and an obligation under CICA Handbook section 3065 Leases. The contractual terms provide for periodic lease payments and return of the equipment at the end of the lease. For the current fair values of the Company’s capital leases, refer to Note 17 Financial Instruments in the notes to the 2003 consolidated financial statements.

Under certain licensing arrangements for technologies incorporated into Biomira’s product candidates, the Company is contractually committed to payment of ongoing licensing fees and royalties, as well as contingent payments when certain milestones as defined in the agreements have been achieved. Except for these commitments under licensing agreements, there are no continuing and unconditional purchase obligations for goods and services at this time.

With respect to its contingent liabilities, the Company settled the litigation relating to HealthVISION Corporation in March 2004. The plaintiff initiated a civil action in January 1996 pursuant to specific and general representations and warranties that the Company had provided in conjunction with the sale of its investment in HealthVISION Corporation to the plaintiff in February 1994. Details of the litigation have been disclosed in Note 16 Contingencies, Commitments, and Guarantees of the notes to the 2003 consolidated financial statements.

Key Value Drivers

At the start of 2004, the Company believes that it has in place several key value drivers that may increase shareholder value in the future. Most important are the Company’s mature technologies, whose success is contingent on clinical validation of the underlying science and approval by the regulatory authorities. The value drivers for these late stage products include: market potential for L-BLP25; the potential clinical advancement for both L-BLP25 in NSCLC and potentially other cancer indications and Theratope in patients on hormone therapy; out-licensing opportunities for early stage product technologies; and a strong and established corporate alliance with Merck KGaA. Biomira has also established a collaborative arrangement with Prima BioMed and its subsidiary CancerVac of Melbourne, Australia. This collaboration could lead to the development of a second product candidate for the MUC1 protein. The commercial potential of these products are considered to be key drivers for building long-term shareholder value. However, adverse clinical results for the Company’s product candidates could significantly erode their underlying value, and other value drivers as well.

In the Company’s view, its other value drivers enable it to exploit its leading technologies in synthetic cancer vaccines. These competitive advantages include, among others, Biomira’s strong intellectual and human capital, a lean and focused work force, proven management, a successful track record in conducting large-scale multinational clinical trials, and well-established financing relationships and access to risk capital. If Biomira is to realize its strategic vision to develop novel and effective treatments for cancer, the future success of the Company will largely depend on focusing the creative talents and energy of its employees on the overarching goal — the timely and prudent commercialization of its intellectual property.

Through a global development and North American co-promotion agreement with Merck KGaA executed in 2001, Biomira is able to capitalize on the strengths of a major partner in product development, manufacturing, and commercialization of new products. Since inception, this relationship has solidified through close functional collaboration on a number of fronts, including clinical, regulatory, marketing, and finance. Merck KGaA’s representation on the Biomira board of directors deepens the commitment of the parties to this relationship. Through the Prima BioMed / CancerVac collaboration recently concluded, the Company has established another important driver for future value creation.

On the supply side, the Company has made a strategic choice not to invest in internal capability to manufacture commercial quantities of pharmaceutical products, but to outsource its product manufacturing requirements. Consequently, Biomira retains strategic flexibility to commit capital and resources opportunistically. The ability to negotiate value-added supply agreements with various contract manufacturing and distribution companies capable of meeting rigorous quality specifications and commercial scale demand, and to manage these relationships effectively, will be critical to future success.

Financing is both a key element of corporate strategy as well as a critical resource in executing that strategy. Biomira has had demonstrable success in attracting, and establishing relationships with, risk capital providers. Biomira registered a U.S. $150 million Base Shelf Prospectus in 2002 in Canada and the U.S., with $33.2 million ($U.S. $25.5 million) in new equity realized to date through this vehicle. Should new clinical trials be required, and market conditions are conducive for another round of financing, the Company will consider registration of a new Base Shelf Prospectus or similar financing vehicle. Ultimately, access to financing as a key value driver will depend on a compelling investment story — success in all facets of the Company’s business including research, clinical development, management performance, strategic partnerships, and financial results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook

The Company expects that clinical development expenses will be lower in 2004 due to winding up the Theratope Phase III trial. Biomira’s strategy for Theratope will be heavily dependent on the results of formal discussions with the regulatory authorities regarding the large pre-stratified subset of patients that appeared to show clinically important survival benefit while on hormonal treatment following chemotherapy.

Another critical event in determining Biomira’s future clinical direction was the release of the positive Phase IIb results for L-BLP25. These results could lead to the commencement of a Phase III registration trial in NSCLC. There is also potential for additional clinical trials involving Theratope. Both vaccines could also be considered for potential use in other cancer indications. All of these scenarios would increase clinical trial spending over several years. Consequently, Biomira anticipates losses for the foreseeable future as its lead product candidates undergo further clinical assessment and/or development.

Management believes that the Company’s cash and short-term investments, together with expected cash inflows from royalties, collaborative funding arrangements, and investment income, will be sufficient to meet operating and capital requirements into 2005. However, as plans are developed for a potential pivotal Phase III registration trial for L-BLP25 in NSCLC, and the outcome of the Theratope Phase II study in women treated with hormonal therapy become known and future plans developed, research and development expenditures could increase significantly, necessitating new financing.

The Company’s ability to generate cash in 2004 and beyond will depend on several factors. Among others, these include clinical and regulatory support for the further development of Theratope and L-BLP25; the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for its products; and the value and timing of securing licensing and collaborative arrangements in building the Company’s pipeline.

The coming year will be critical in shaping the Company’s future direction, hinging on its ability to develop a viable product strategy and to attract ongoing investment. Management remains firmly committed to its long-term goal to deliver value for the shareholders.

Except for historical information, certain matters discussed in this section are by their nature forward-looking and are therefore subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made. Some of these risks and uncertainties are inherent to the biotechnology industry, while others are specific to Biomira; some of these factors are predictable or within the control of the Company, others not. These include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for the Company’s products; availability of capital or other funding; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Risks and Uncertainties

Based on ongoing assessment of its risk profile, the Company has concluded that there has been no material change in the nature and magnitude of the risks described below, except as noted otherwise.

The future performance of Biomira is contingent on a number of critical factors: the Company’s success in bringing new products to the marketplace; the Company’s ability to generate royalty or other revenues from licensed technology; its ability to generate positive cash flow from operations and equity financing; and maintaining effective collaborative relationships. In addition, future success will depend on the efficacy and safety of the Company’s products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. After overcoming regulatory and patent hurdles, in order to succeed Biomira must continue to secure adequate manufacturing capacity to produce commercial quantities of its products, ensure that the processes and facilities of its manufacturing partners meet regulatory standards for production quality, and develop an effective distribution and marketing network. Commercial viability requires widespread acceptance of the Company’s products by the medical community, as well as by a majority of health care plans and payers in the key markets. Last, but not least, over the long term operating effectiveness depends critically on the Company’s ability to recruit, retain, and develop human resources, which is exposed to the risks and uncertainties of a tight labour market for unique skills relating to biotechnology research, development, and management.

There can be no assurance that new competitive products will not be more efficacious, brought to market sooner and/or marketed more effectively, or at lower cost, than any that the Company may develop. Competitors may also be able to develop non-patent infringing product strategies that may be as good as or better than the Company’s patent-protected products. Biomira believes that it has strong proprietary and/or patent protection, or the potential for strong patent protection, for a number of its products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries.

As part of its risk management strategy, Biomira transfers some risks through its insurance program. Notwithstanding a difficult market for insurance, in addition to standard business risks Biomira has obtained aggregate blanket insurance coverage of $18 million (U.S. $10 million and CAD $5 million excess liability) for potential clinical trial liability. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial insurance coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future.

The Company’s investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as to overall market conditions. The Company also has exposure to exchange risk through its collaboration revenues, licensing and royalty commitments, product manufacturing costs, clinical development expenses, and both subsidiary operations and statement translation. Of the Company’s total expenditures in 2003, a significant portion was denominated in U.S. currency. Since the Company’s primary cash flows from collaboration revenues and the Shelf Prospectus are likewise denominated, they partially offset U.S. cash requirements. The Company minimizes its exchange risk through prudent cash management to ensure that foreign currency requirements and surpluses are effectively aligned; and, from time to time, Biomira may engage in hedging or use derivatives to manage specific financial exposures. However, the Company does not use derivatives solely for speculative or trading purposes.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for low inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, the Company’s debt obligations, primarily capital and operating leases at this time, have fixed rates over the terms of the commitments.

Due to the inherent uncertainty in the Company’s business prospects and of the life sciences sector in general, the equity markets have amplified the company risk factor for Biomira. Biomira’s share price is subject to equity market price risk, which may result in significant market speculation and volatility of trading. Given the current low share price and the possibility of further decline, there is a risk that future issuance of common shares under the remainder of the U.S. $150 million Shelf Prospectus, which expires May 2004, and the potential exercise of stock options and warrants, may result in material dilution of share value, which may then lead to even lower share prices. Finally, the investment guidance and decisions of securities analysts and major investors in response to the Company’s financial or scientific results, and/or the timing of such results and expectations about future prospects, could also have a significant effect on investor support, future share price, and availability of financing opportunities.

Critical Accounting Policies and Accounting Estimates

The Company has adopted several accounting policies in accordance with Canadian GAAP, application of which requires management to make assumptions and estimates that could significantly affect the results of operations and financial position. The current accounting policies and future changes are discussed below.

Revenue recognition

Licensing, royalty, and contract research revenues are recognized as services are performed under the terms of the related contractual agreements. Currently, Biomira also earns revenue from collaborative agreements, which typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Application of this policy affects primarily the timing, rather than the amount, of revenue recognition for upfront payments. Such upfront payments from collaborative agreements are amortized over the estimated product life cycle, as this is determined to best match the future benefits derived from such agreements.

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

Reporting currency and foreign currency translation

Biomira uses the Canadian dollar as its functional and reporting currency. In accordance with Canadian GAAP, the Company applies the temporal method of translation for its integrated foreign operations, which is based on the Canadian dollar as the unit of measure for assets, liabilities, revenues, and expenses. This method requires that monetary items be translated at the exchange rate in effect as at the balance sheet date, while non-monetary items are translated at their historical exchange rates. Revenues and expenses are translated at the exchange rates in effect when they occur, while amortization and depreciation of assets use the same historical rate as the assets to which they relate.

Stock-based compensation

As permitted under Canadian GAAP, the Company has elected to continue measuring compensation costs based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized under the stock option plan.

However, proposed changes to the accounting standard effective in 2004 would require that all stock options be expensed at fair value on the grant date, as described in the following section.

Impact of new accounting pronouncements

In December 2003, amended CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments will require recognition of all stock options at fair value and eliminate the pro forma disclosure election. The amended standard will be effective for fiscal years beginning after January 1, 2004, affecting primarily employee stock-based transactions. Remaining unchanged is the requirement to expense stock-based compensation for non-employees, equity-settled appreciation rights, and awards settled in cash or other assets that was in effect for fiscal years beginning after January 1, 2002. The new standard prescribes retroactive application upon adoption by the Company in 2004. Retroactive application requires an adjustment to opening retained earnings for compensation expense arising from options granted since January 1, 2002 and restatement of prior periods presented. The Company does not expect that implementing this standard in 2004 on a retroactive basis will be materially different from the pro forma disclosure in Note 9 of the 2003 consolidated financial statements.

In November 2003, CICA Handbook section 3860 Financial Instruments — Disclosure and Presentation was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. As such obligations indicate a debtor/creditor relationship rather than an ownership one, their current treatment, as equity instruments, is inconsistent with the substance of the relationship. The amendments to CICA 3860 are expected to be effective for fiscal years beginning after November 1, 2004, and would be applied retroactively, thus requiring restatement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Except for historical information, certain matters discussed in this document are by their nature forward-looking and are therefore subject to risks and uncertainties, which may cause actual results to differ materially from forward-looking statements. Various factors could cause actual results to differ materially from projections, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. A detailed description of the Company’s risks and uncertainties is included in its filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Additional Company Information

Further information on Biomira Inc. may be found in its regulatory filings, including its Annual Information Form, quarterly reports, and proxy circulars filed with the Canadian securities commissions through SEDAR at www.sedar.com. The Company’s filings with the U.S. Securities and Exchange Commission may be obtained through EDGAR on the SEC’s web site at http://www.sec.gov/edgar/searchedgar/companysearch.html.

Supplemental Information

Selected Annual Information
(expressed in 000s, except per share data)

	2003	2002	2001
Statement of Operations
Total revenues	$3,416	$5,304	$7,336
Total expenses	$22,387	$38,901	$50,885
Other (expense) income	$(3)	$2,238	$4,870
Net loss	$(18,974)	$(31,359)	$(38,679)
Net loss per share	$(0.31)	$(0.68)	$(0.75)
Weighted-average number of common shares outstanding	62,498	52,996	51,502
Balance Sheet
Working capital	$37,810	$29,063	$71,457
Total assets	$43,065	$39,969	$89,189
Total long-term liabilities	$30	$126	$293
Shareholders’ equity	$31,750	$22,289	$64,588
Common shares outstanding	72,545	53,796	52,377

Summary of Quarterly Results
(expressed in 000s, except per share data)

	Q1	Q2	Q3	Q4	Annual
2003
Total revenues	$1,166	$897	$679	$674	$3,416
Research and development costs	$4,122	$4,292	$3,433	$2,853	$14,700
Net loss	$(4,360)	$(5,532)	$(4,450)	$(4,632)	$(18,974)
Net loss per share	$(0.09)	$(0.09)	$(0.08)	$(0.07)	$(0.31)
Common shares outstanding	54,226	63,542	63,546	72,545	72,545
Weighted-average number of common shares outstanding	54,019	56,910	59,145	62,498	62,498
2002
Total revenues	$1,255	$1,393	$1,380	$1,276	$5,304
Research and development costs	$6,579	$7,114	$6,978	$7,633	$28,304
Net loss	$(7,573)	$(7,828)	$(7,408)	$(8,550)	$(31,359)
Net loss per share	$(0.17)	$(0.18)	$(0.16)	$(0.18)	$(0.68)
Common shares outstanding	52,568	52,982	53,378	53,796	53,796
Weighted-average number of common shares outstanding	52,491	52,633	52,817	52,996	52,996

Outstanding Share Data

As at March 31, 2004, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A Preference Shares (non-voting)	12,500
Class B Preference Shares (non-voting)	nil
Common shares	72,558,982
Convertible equity securities:
Stock options	4,362,597
Warrants	4,251,999

Upon exercise, the stock options and warrants are convertible into an equal number of common voting shares. Had the stock options and warrants been fully exercised, the aggregate number of common shares outstanding would be 81,173,578 as at March 31, 2004.

For details relating to the stock options and warrants, please refer to Notes 9 and 8, respectively, of the notes to the 2003 audited consolidated financial statements.

Consolidated Financial Statements

MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING

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

The Board of Directors carries out its responsibility for oversight of the financial statements in this annual report principally through its Audit Committee. The Board appoints the Audit Committee and the majority of its members is comprised of outside and unrelated directors. In addition to being independent of management, at least one member of the Audit Committee must be qualified as a financial expert as required under the Sarbanes-Oxley Act of 2002. The committee meets periodically with management as well as quarterly with the external auditors, to discuss internal controls over the financial reporting process and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual financial statements, and the external auditors’ report. The committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Company’s auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the shareholders’ auditors, Deloitte & Touche LLP.

T. Alexander McPherson, MD, PhD President and Chief Executive Officer	Edward A. Taylor, CGA Vice President Finance and Administration and Chief Financial Officer

FINANCIAL STATEMENTS AND EXHIBITS

A.	FINANCIAL STATEMENTS INDEX

Page
Auditors’ Report on the Consolidated Financial Statements of Biomira Inc. and Comments for U.S. Readers on Canada – U.S. Reporting Differences dated February 20, 2004	F-1

Consolidated Balance Sheets of Biomira Inc. as at December 31, 2003 and December 31, 2002	F-2

Consolidated Statements of Operations and Deficit of Biomira Inc. for the years ended December 31, 2003, December 31, 2002, and December 31, 2001	F-3

Consolidated Statements of Cash Flow of Biomira Inc. for the years ended December 31, 2003, December 31, 2002, and December 31, 2001	F-4

Notes to the Consolidated Financial Statements of Biomira Inc.	F-5

B.	EXHIBITS

Exhibit Number	Title
3.1	Articles of Incorporation, as amended (Exhibit 1.1) (1)
3.2	Bylaws (Exhibit 1.2) (1)
3.3	Shareholder Rights Plan Agreement (2)
4.1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)
4.2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)
10.1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)
10.2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)
10.3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)
10.4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)
10.5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)
10.6	Ministry of Industry, Science and Technology Funding Agreement (4)
10.7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
10.8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
*10.9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)
10.10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)
10.11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)
10.12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)

Exhibit Number	Title
14.1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (6)
23.1	Consent of Deloitte & Touche LLP
99.1	Management Proxy Circular dated April 15, 2004, and mailed to Shareholders on or about April 22, 2004 (7)
31.1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14
31.2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14
32.1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes- Oxley
32.2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley

*	Application for Confidential Treatment Granted

(1)	Incorporated by reference to exhibits to the Company’s Annual report on Form 20-F, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses).

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.

(7)	Incorporated by reference to the Company’s Report on Form 6-K filed with the Commission and dated April 26, 2004.

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

     A. Undertaking

     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission Staff, and to furnish promptly, when requested to do so by the Commission Staff, information relating to the securities registered pursuant to this Form 40-F, the securities in relation to which the obligation to file an Annual Report on Form 40-F arises, or transactions in said securities.

     B. Consent to Service of Process

     The Company has designated as its agent for service in the United States PHS Corporate Securities, Inc. of Wilmington, Delaware, and consents to the service of process upon such agent.

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

Edward A. Taylor,
Vice President, Finance, Chief Financial Officer and Corporate Secretary

Date: May 18, 2004

Independent Auditors’ Report

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Edmonton, Alberta, Canada
February 20, 2004

Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. Changes in accounting principles are described in Note 3 to the financial statements. Our report to the shareholders, dated February 20, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Edmonton, Alberta, Canada
February 20, 2004

Consolidated Balance Sheets

As at December 31
(expressed in thousands of Canadian dollars, except share amounts)

	2003	2002
ASSETS
CURRENT
Cash and cash equivalents	$24,062	$8,507
Short-term investments	17,443	28,682
Accounts receivable (Note 4)	459	1,207
Prepaid expenses	460	497

	42,424	38,893
CAPITAL ASSETS (Note 5)	641	1,076

	$43,065	$39,969

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 6)	$3,453	$8,580
Current portion of capital lease obligation (Note 7)	108	169
Accrued interest on convertible debentures (Note 10)	—	28
Current portion of deferred revenue (Note 12)	1,053	1,053

	4,614	9,830
CAPITAL LEASE OBLIGATION (Note 7)	—	96
DEFERRED REVENUE (Note 12)	6,671	7,724
CLASS A PREFERENCE SHARES (Note 8)	30	30

	11,315	17,680

CONTINGENCIES, COMMITMENTS, AND GUARANTEES (Notes 7 and 16)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)
Issued and outstanding — 72,545,232 and 53,795,573	359,643	328,537
Convertible debentures (Note 10)	—	7,614
Warrants (Note 8)	8,555	3,338
Contributed surplus	8,901	8,901
Deficit	(345,349)	(326,101)

	31,750	22,289

	$43,065	$39,969

(See accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD

Director	Director

Consolidated Statements of Operations

Years ended December 31
(expressed in thousands of Canadian dollars, except share amounts)

	2003	2002	2001
REVENUE
Contract research and development (Note 12)	$2,309	$3,967	$4,851
Licensing revenue from collaborative agreements (Note 12)	1,053	1,054	703
Licensing, royalties, and other revenue	54	283	1,782

	3,416	5,304	7,336

EXPENSES
Research and development	14,700	28,304	42,117
General and administrative	5,920	7,108	7,483
Marketing and business development (Note 12)	1,321	2,140	—
Amortization of capital assets	446	1,349	1,285

	22,387	38,901	50,885

OPERATING LOSS	18,971	33,597	43,549

Investment and other (expense) income (Note 14)	(295)	1,990	4,579
Interest expense (Note 7)	(20)	(43)	(33)
Gain on disposal of capital assets	61	—	—

LOSS BEFORE INCOME TAXES	19,225	31,650	39,003

Income tax benefit (Note 15)	251	291	324

NET LOSS	$18,974	$31,359	$38,679

BASIC AND DILUTED LOSS PER SHARE (Note 11)	$0.31	$0.68	$0.75

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	62,497,986	52,996,080	51,502,189

Consolidated Statements of Deficit

Years ended December 31
(expressed in thousands of Canadian dollars)

	2003	2002	2001
DEFICIT, BEGINNING OF YEAR	$326,101	$290,116	$251,192

Net loss for the year	18,974	31,359	38,679
Accretion of convertible debentures (Note 10)	713	4,036	—
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures (Notes 10,14)	(439)	590	245

DEFICIT, END OF YEAR	$345,349	$326,101	$290,116

Consolidated Statements of Cash Flow

Years ended December 31
(expressed in thousands of Canadian dollars)

	2003	2002	2001
OPERATING
Net loss	$(18,974)	$(31,359)	$(38,679)
Amortization of capital assets	446	1,349	1,285
Gain on disposal of capital assets	(61)	—	—
Unrealized foreign exchange loss (gain) on cash and cash equivalents	189	(39)	(128)
Change in deferred revenue	(1,053)	(1,054)	9,831
Net change in non-cash balances from operations:
Accounts receivable	733	194	(989)
Prepaid expenses	37	(28)	(17)
Accounts payable and accrued liabilities	(5,127)	(5,419)	4,838

	(23,810)	(36,356)	(23,859)

INVESTING
Decrease (increase) in short-term investments	11,239	33,661	(13,416)
Purchase of capital assets	(12)	(265)	(662)
Proceeds from disposal of capital assets	77	—	—

	11,304	33,396	(14,078)

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	36,323	4,940	29,009
Proceeds from convertible debentures, net of financing costs (Note 10)	—	(24)	22,206
Repayment of convertible debentures (Note 10)	(7,826)	(15,213)	—
Interest on convertible debentures (Note 10)	(91)	(860)	—
Repayment of capital lease obligation	(156)	(204)	(198)

	28,250	(11,361)	51,017

NET CASH INFLOW (OUTFLOW)	15,744	(14,321)	13,080

Effect of exchange rate fluctuations on cash and cash equivalents	(189)	39	128

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,555	(14,282)	13,208
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,507	22,789	9,581

CASH AND CASH EQUIVALENTS, END OF YEAR	$24,062	$8,507	$22,789

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$20	$43	$35
Amount of income taxes paid in the year	$5	$—	$—

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the Company) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer, applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which do not differ materially from those applied in the United States, except as disclosed in Note 18.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly owned subsidiaries, Biomira USA Inc., Biomira International Inc., and Biomira Europe BV on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

Cash flows associated with short-term investments are presented on a net basis in the cash flow statement as they meet the Canadian Institute of Chartered Accountants (CICA) Handbook criteria for such treatment.

Derivative financial instruments

The Company does not generally utilize derivative financial instruments. However, the Company may use foreign exchange forward contracts in order to reduce the impact of fluctuating foreign currency exchange rates on its foreign currency denominated cash, cash equivalents, and short-term investments. These foreign exchange forward contracts are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are recorded at the lower of cost or market whereby gains are recognized upon realization, losses when identified, and both are included in investment and other income in the consolidated statements of operations.

The Company’s policy is not to utilize derivative instruments for trading or speculative purposes.

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

Goodwill and other intangible assets

Indefinite life assets such as goodwill and other intangible assets are initially recognized and carried at cost. Such assets are not amortized, but are reviewed annually for impairment, or when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such review indicates that estimated future cash flows or benefits associated with these assets would not be sufficient to recover their carrying value, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

As at December 31, 2003, no goodwill or other intangible assets have been recorded on the Company’s balance sheet.

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

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other income or expense.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

Stock-based compensation

The Company sponsors a stock-based compensation plan that is described in Note 9.

The Company measures compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized to date under the stock option plan. Under the current standard, companies that elect a method other than fair value accounting are required to disclose pro forma net income and earnings per share information as if the fair value method of accounting had been used. This disclosure only applies to options granted after December 31, 2001.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Earnings per share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Interest, carrying costs, accretion charges, and foreign exchange gains and losses on repayments of principal and interest associated with convertible debentures are deducted from net earnings for the purpose of calculating earnings per share available to common shareholders.

Diluted earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the “if converted” method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

3.	ACCOUNTING POLICY CHANGES

Accounting standards adopted in the current year

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Disposal of long-lived assets and discontinued operations

In 2003, the Company adopted amended CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which is effective for disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The revised section establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial section amounts for operating losses that have not yet occurred. Additionally, the revised section expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction.

There is no material impact on the consolidated financial statements resulting from adoption of Section 3475 in the current year.

Hedging relationships

Effective January 1, 2003, the Company adopted the recommendations of CICA Accounting Guideline 13 (AcG-13), Hedging Relationships, which requires that, in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships do not meet these requirements, hedge accounting must be discontinued.

There is no material impact on the consolidated financial statements from the adoption of AcG-13 either in the current year or the prior years presented.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	ACCOUNTING POLICY CHANGES (continued)

Disclosure of guarantees

Effective January 1, 2003, the Company adopted the recommendations of CICA Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which describes the nature and types of guarantees, provides examples of those guarantees covered by the scope of AcG-14, and details the prescribed disclosures.

There is no material impact on the consolidated financial statements resulting from the adoption of AcG-14 either in the current year or the prior years presented.

Accounting standards effective in future years

Asset impairment

In December 2002, the Accounting Standards Board (AcSB) issued CICA Handbook Section 3063, Impairment of Long-Lived Assets, effective for fiscal years beginning on or after April 1, 2003. Section 3063 requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

The Company does not expect that implementation of this pronouncement will have a material effect on its results of operations or financial position.

Stock-based compensation

In September 2003, the AcSB revised Section 3870 of the CICA Handbook to require that, effective January 1, 2004, the fair value method of accounting for stock options be recognized in the consolidated financial statements. The Company intends to apply these provisions retroactively without restatement for the year commencing January 1, 2004. The cumulative compensation cost of options on common shares of the Company issued on or after January 1, 2002, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at January 1, 2004 (Note 9).

Variable interest entities

In November 2003, the AcSB released new Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning after November 1, 2004. Certain disclosure requirements effective for fiscal years beginning on or after January 1, 2004, were suspended pending review of the corresponding U.S. guidance, FASB Interpretation No. 46, Consolidation of Variable Interest Entities. Variable interest entities refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying variable interest entities, and criteria for determining which entity, if any, should consolidate them.

The Company does not expect that adoption of this standard will have a material effect on its results of operations or financial position.

Liabilities and equity

In November 2003, CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004, and the Company intends to apply these provisions retroactively, with restatement of prior years presented.

The Company has not yet determined the impact of the adoption of this standard on the results from operations or financial position.

4.	ACCOUNTS RECEIVABLE

	2003	2002
Customer, net of allowance for doubtful accounts — nil (2002 — nil)	$403	$1,024
Other	48	153
Employees	8	30

	$459	$1,207

One customer accounted for 80% and 82% of customer accounts receivable at December 31, 2003 and 2002, respectively. The Company does not require a provision for doubtful accounts.

5.	CAPITAL ASSETS

		Accumulated	Impairment	Carrying
	Cost	Amortization	Writedown	Value
2003
Scientific equipment	$4,291	$3,895	$—	$396
Computer software and equipment	424	412	—	12
Office equipment	246	223	—	23
Leasehold improvements	2,604	2,562	—	42
Manufacturing equipment	176	129	—	47
Computer equipment under capital lease	512	391	—	121

	$8,253	$7,612	$—	$641

2002
Scientific equipment	$5,953	$5,123	$184	$646
Computer software and equipment	523	515	—	8
Office equipment	423	363	28	32
Leasehold improvements	2,776	2,514	208	54
Manufacturing equipment	217	143	—	74
Computer equipment under capital lease	512	250	—	262

	$10,404	$8,908	$420	$1,076

During the year, there were no net additions (disposals) of computer equipment under capital lease (2002 — ($27); 2001 — $274).

In 2002, a writedown of $420 (2001 — nil) was taken on certain scientific equipment, office equipment, and leasehold improvements whose carrying values were deemed to be unrecoverable and in excess of fair value. The impairment charge was reported in the consolidated statements of operations in amortization of capital assets.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Accounts payable	$313	$430
Accrued research and development costs	1,095	4,846
Accrued compensation costs	996	902
Accrued legal provision	600	307
Accrued restructuring costs (Note 13)	4	1,157
Other accrued liabilities	445	938

	$3,453	$8,580

7.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2004	$113
Less amounts representing interest at rates from 8.00% to 10.36%	5

108
Less current portion	108

$—

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	LEASE OBLIGATIONS (continued)

Interest expense on capital leases in the amount of $20 (2002 — $43; 2001 — $33) has been recorded in the consolidated statements of operations.

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next three years, as follows:

2004	$666
2005	180
2006	11

$857

Minimum rental expense for premises and equipment in the amount of $579 (2002 — $1,406; 2001 — $767) and sublease rental income of $20 (2002 — nil; 2001 — nil) have been recorded in the consolidated statements of operations. Minimum rental expense includes a provision related to future lease costs arising from the downsizing of the Company’s U.S. operations of nil (2002 — $497; 2001 — nil).

The Company’s lease on its corporate facility expires in March 2005. The lease contains a provision for renewal for an additional two years on similar commercial terms.

8.	SHARE CAPITAL

Authorized shares

12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year.

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

Unlimited number of common voting shares issuable.

Shares issued and outstanding

			2003		2002		2001
			Shares	Amount	Shares	Amount	Shares	Amount
Class A preference
Issued and outstanding, beginning and end of year			12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding, beginning of year			53,795,573	$328,537	52,376,536	$323,597	49,735,798	$294,588

Exercise of stock options	(a	)	46,000	121	190,025	754	280,517	1,234
Financing:
1999 CSPA	(b	)	1,366,817	2,432	1,229,012	4,186	448,005	4,749
Merck KGaA CSPA	(c	)	—	—	—	—	1,912,216	23,026
Equity placements	(d	)	17,070,176	27,664	—	—	—	—
Exercise of warrants	(e	)	266,666	889	—	—	—	—

Issued and outstanding, end of year			72,545,232	$359,643	53,795,573	$328,537	52,376,536	$323,597

8.	SHARE CAPITAL (continued)

Warrants issued and outstanding

			2003		2002		2001
			Warrants	Amount	Warrants	Amount	Warrants	Amount
Warrants
Issued and outstanding, beginning of year			975,000	$3,338	975,000	$3,338	200,000	$—

Convertible debentures (Note 10)			—	—	—	—	775,000	3,338
Equity placements	(d	)	3,543,665	5,514	—	—	—	—
Exercise of warrants	(e	)	(266,666)	(297)	—	—	—	—

Issued and outstanding, end of year			4,251,999	$8,555	975,000	$3,338	975,000	$3,338

The following table summarizes information on warrants outstanding at December 31, 2003:

Exercise Prices	Number Outstanding	Expiry Date
U.S. $4.09	200,000	August 31, 2004
U.S. $6.00	775,000	December 31, 2004
U.S. $1.66	592,593	April 29, 2005
U.S. $1.74	48,246	April 29, 2005
U.S. $1.66	503,704	May 8, 2005
U.S. $1.74	32,456	May 8, 2005
U.S. $2.30*	2,070,000	September 18, 2005
U.S. $2.30**	30,000	September 18, 2005

	4,251,999

*	Warrants are not exercisable until after March 18, 2004

**	Warrants are not exercisable until after October 1, 2004

At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

Share transactions

(a)	Exercise of stock options

During 2003, options on 46,000 (2002 — 190,025; 2001 — 280,517) common shares were exercised, pursuant to the Share Option Plan, at an average price of $2.63 (2002 — $3.97; 2001 — $4.40) per share (Note 9).

(b)	1999 CSPA

On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to US $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999, at a discount of 7% from the average daily price of the common shares. The equity line agreement expired on June 8, 2003.

During 2003, the Company issued 1,366,817 (2002 — 1,229,012; 2001 — 448,005) common shares for proceeds of $2,432 (2002 — $4,186; 2001 — $4,749), net of issue costs of $4 (2002 — $6; 2001 — $5). As at December 31, 2003, 7,519,039 shares of the 8.6 million under the CSPA were issued for gross proceeds of $76,020.

(c)	Merck KGaA CSPA

On May 2, 2001, under the terms of a CSPA with Merck KGaA of Darmstadt, Germany, the Company issued 1,912,216 common shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional common shares will be issued for contractual proceeds of US $6,500, the number of common shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date (see Note 12).

During 2003 (2002 — nil), no additional common shares were issued under the Merck KGaA CSPA.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	SHARE CAPITAL (continued)

(d)	Equity placements

Under the terms of a Base Shelf Prospectus dated April 30, 2002 and registered with certain securities commissions in Canada and the U.S., the Company may issue in aggregate up to US $150 million of securities including common stock, preferred stock, debt securities, warrants, in any combination thereof.

During 2003, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

(i)	On April 29, 2003, the Company issued 4,824,562 common shares and 863,061 detachable warrants for proceeds of $7,524, net of issue costs of $427. Of the net proceeds, $6,515 and $1,009 have been allocated to common shares and warrants, respectively. The warrants, of which 814,815 and 48,246 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on April 29, 2005.

(ii)	On May 8, 2003, the Company issued 3,245,614 common shares and 580,604 detachable warrants for proceeds of $4,853, net of issue costs of $310. Of the net proceeds, $4,367 and $486 have been allocated to common shares and warrants, respectively. The warrants, of which 548,148 and 32,456 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on May 8, 2005.

(iii)	On October 1, 2003, the Company issued 9,000,000 common shares and 2,100,000 detachable warrants for proceeds of $20,801, net of issue costs of $999. Of the net proceeds, $16,782 and $4,019 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $2.30 and are not exercisable until after March 18, 2004, with the exception of 30,000 warrants that are not exercisable until after October 1, 2004. The 2,100,000 warrants expire on September 18, 2005.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

(e)	Exercise of warrants

During the year, 266,666 warrants with an exercise price of US $1.66 were exercised. Share capital was credited with an amount of $889, representing cash proceeds of $592 and the carrying value attributed to the warrants of $297.

9.	STOCK-BASED COMPENSATION

The Company sponsors a Share Option Plan under which a maximum of 6,400,000 common shares of the Company may be granted to employees, directors, and service providers. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2003, 2002, and 2001, and changes during the years ending on those dates are presented below:

	2003		2002		2001
		Weighted Average		Weighted Average		Weighted Average
	Shares Options	Exercise Price	Shares Options	Exercise Price	Shares Options	Exercise Price
Outstanding, beginning of year	4,600,611	$6.18	4,225,072	$7.24	4,105,025	$7.33

Granted	903,713	1.85	1,067,500	2.79	588,875	6.72
Exercised	(46,000)	2.63	(190,025)	3.97	(280,517)	4.40
Cancelled	(938,906)	5.83	(501,936)	8.70	(188,311)	11.73

Outstanding, end of year	4,519,418	$5.43	4,600,611	$6.18	4,225,072	$7.24

Options exercisable, end of year	3,157,334	$5.91	2,824,335	$6.28	2,739,726	$5.73

9.	STOCK-BASED COMPENSATION (continued)

The following table summarizes information on share options outstanding and exercisable at December 31, 2003:

	Share Options Outstanding			Share Options Exercisable
		Weighted Average
Range of Exercise		Remaining Contractual	Weighted Average		Weighted Average
Prices ($ per share)	Number Outstanding	Life (years)	Exercise Price	Number Outstanding	Exercise Price
1.64 - 2.09	828,262	7.7	$1.82	58,953	$1.81
2.10 - 3.99	1,724,251	4.4	2.97	1,574,925	3.01
4.00 - 7.00	1,112,380	2.8	5.52	838,917	5.39
7.01 - 14.00	269,025	1.4	10.57	245,525	10.50
14.01 - 23.10	585,500	3.9	15.28	439,014	15.28

	4,519,418	4.4	$5.43	3,157,334	$5.91

In implementing CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, the Company elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s share option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations.

As required by the standard, pro forma net loss and loss per share, reflecting the impact of stock-based compensation arising from awards to employees and directors since January 1, 2002, are presented in the table below:

	2003	2002
Net loss to common shareholders (Note 11)	$19,248	$35,985
Compensation expense	1,227	345

Pro forma net loss to common shareholders	$20,475	$36,330

Pro forma basic and diluted loss per share	$0.33	$0.69

For pro forma disclosure purposes, the Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	2003	2002
Expected dividend rate	0%	0%
Expected volatility	112.42%	95.42%
Risk-free interest rate	4.29%	3.97%
Expected life of options in years	6.0	3.3
Weighted-average grant-date fair value per share option	$1.57	$1.66

The pro forma amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

10.	CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (US $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,412, the net proceeds were $22,182. The 775,000 warrants entitle the holders to purchase an equal number of common shares at an exercise price of US $6.00 per warrant after January 1, 2002 and expiring on December 31, 2004.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	CONVERTIBLE DEBENTURES (continued)

In May 2003, the Company repaid the final instalment of principal and interest, without penalty, in advance of the convertible debentures maturity on June 30, 2003. Over the term of the debentures, all contractual obligations were settled in cash. There were no conversions of either principal or interest into common shares.

Principal and interest payments in 2003 were $7,826 (US $5,294) (2002 - $15,213 (US $9,706); 2001 — nil), and $91 (US $60) (2002 — $860 (US $546); 2001 — nil), respectively.

In accordance with Canadian GAAP, the convertible debentures were accounted for as equity instruments in accordance with their substance, and presented in the consolidated financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,844.

11.	LOSS PER SHARE

Basic and diluted loss per share has been calculated as follows:

	2003	2002	2001
Net loss, as reported	$18,974	$31,359	$38,679
Convertible debentures accounted for as equity:
Accretion of convertible debentures	713	4,036	—
Interest, foreign exchange (gain)/loss, and carrying charges on convertible debentures	(439)	590	245

Net loss to common shareholders	$19,248	$35,985	$38,924

Weighted average shares outstanding	62,498	52,996	51,502

Basic and diluted loss per share	$0.31	$0.68	$0.75

For 2003 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options (Note 9), warrants issued in connection with the 1999 CSPA (Note 8(b)), shares contingently issuable in connection with the May 2, 2001 Merck KGaA agreement (Note 8(c)), convertible debentures and purchase warrants issued in connection with the convertible debentures (Note 10), and purchase warrants issued in connection with the 2003 equity placements under the Base Shelf Prospectus (Note 8(d)) have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

12.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck KGaA to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Theratope vaccine and BLP25 Liposomal (L-BLP25) vaccine, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and L-BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2003	2002	2001
Upfront payment classified as deferred revenue	$8,777	$9,831	$10,534
Less revenue recognized in the year	1,053	1,054	703

Deferred revenue balance at December 31	7,724	8,777	9,831
Less deferred revenue — current portion	1,053	1,053	1,053

Deferred revenue — long-term	$6,671	$7,724	$8,778

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck KGaA. The Company and Merck reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck KGaA, the Company will record such non-refundable amounts as research and development expense.

For fiscal 2003, the Company has recognized in revenue $2,309 (2002 — $3,967; 2001 — $4,851) of non-refundable funding from Merck KGaA.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories whereas the Company and Merck KGaA are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck KGaA related to product sales outside North America, whereas the Company and Merck KGaA will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck KGaA, the Company records such non-refundable amounts as marketing and business development expense.

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2003. Any tax liability assessed in the future will be recorded as it becomes determinable.

13.	RESTRUCTURING COSTS

On October 10, 2002, the Company announced a cost reduction program in order to focus its energy and resources primarily on its two lead product candidates, Theratope and L-BLP25. The Company suspended all early stage discovery research programs, downsized its U.S. operations, and reduced associated administrative functions. As a result of these strategic decisions, 51 positions, or 30% of the workforce, were eliminated. In total, the Company recorded restructuring costs of $2,506. During 2003, the restructuring provision was reduced by a net amount of $94, representing recoveries of future lease costs of $128 and gains on disposals of capital assets of $58, offset by additional employee termination costs of $92. The net adjustment of $94 has been reported in the consolidated statements of operations as ($53) in research and development, $17 in general and administrative, and ($58) in gain on disposal of capital assets. Cumulative restructuring costs to date are $2,412 (2002 — $2,506). As at December 31, 2003, the restructuring plan is essentially complete.

The following table provides details of the restructuring costs since the initiative was announced on October 10, 2002:

	Accrued		Cumulative Drawdowns		Accrued
	Restructuring Costs,	Costs /			Restructuring Costs,
	beginning of year	(Recoveries)	Cash	Non-Cash	end of year
2003
Workforce reduction	$506	$92	$598	$—	$—
Facility and future lease costs	649	(128)	520	(3)	4
Proceeds on disposal of capital assets	—	(58)	(58)	—	—
Other	2	—	2	—	—

	$1,157	$(94)	$1,062	$(3)	$4

2002
Workforce reduction	$—	$1,418	$912	$—	$506
Facility and future lease costs	—	649	—	—	649
Capital asset impairment writedown (Note 5)	—	420	—	420	—
Other	—	19	17	—	2

	$—	$2,506	$929	$420	$1,157

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	IMPACT OF FOREIGN CURRENCY TRANSLATION

Included in investment and other (expense) income of ($295) (2002 — $1,990; 2001 — $4,579) in the consolidated statements of operations is a net foreign exchange (loss) gain of ($1,323) (2002 — ($208); 2001 — $736).

Included in interest, foreign exchange (gain) loss, and carrying charges on convertible debentures of ($439) (2002 — $590; 2001 — $245) in the consolidated statements of deficit is a net foreign exchange (gain) of ($501) (2002 — ($53); 2001 — nil) arising from repayments of principal and interest.

15.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities. A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2003	%	2002	%	2001	%
Recovery of income taxes based on statutory rates	$6,963	36.7	$12,305	39.2	$16,424	42.1
Tax benefit of losses not recognized in financial statements	(6,963)	(36.7)	(12,305)	(39.2)	(16,424)	(42.1)
Benefit from sale of subsidiary tax losses	303	1.5	353	1.1	533	1.3
Large corporations tax	(52)	(0.2)	(44)	(0.1)	(209)	(0.5)
Other	—	—	(18)	(0.1)	—	—

	$251	1.3	$291	0.9	$324	0.8

Future income taxes are comprised of:

	2003	2002	2001
Future income tax asset from:
Capital assets	$1,288	$1,249	$1,575
Tax benefits from losses carried forward and tax credits	65,618	72,047	67,303

Future income tax asset before allowance	66,906	73,296	68,878
Less valuation allowance	(66,906)	(73,296)	(68,878)

Future income tax asset	$—	$—	$—

Future income tax liability	$—	$—	$—

Future income taxes — net	$—	$—	$—

At December 31, 2003, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $14,838 (2002 — $16,710) that expire in fiscal years 2008 through 2013. The Company has available capital cost allowance pools of $4,858 (2002 - $4,372) for deduction against federal tax and $931 (2002 — $824) for provincial tax. Canadian scientific research and experimental development expenditures of $112,884 (2002 — $107,503) for federal purposes and $45,644 (2002 — $51,104) for provincial purposes are available as well to offset income in future periods. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $22,984 (2002 — $23,264) and provincial capital losses of $23,075 (2002 — $23,558) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the U.S. of $47,329 (2002 — $55,753) for federal purposes and $26,639 (2002 — $32,654) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2004 through 2023. During 2003, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $303 (2002 — $353; 2001 — $533). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,174 (2002 — $1,435) and $745 (2002 — $886), respectively, that will expire in fiscal years 2009 through 2021, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results are immaterial due to the low tax rates in those jurisdictions.

16.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES

Royalties

In connection with the issuance of the Class A preference shares (Note 8), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, the Company paid Chiron US $2,250 on June 30, 2000. An additional payment of US $3,250 will be payable to Chiron upon commercial launch of the vaccine in the U.S. No further obligation exists under either agreement.

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, the Company is committed to aggregate payments of US $300 until June 30, 2004 (payable quarterly in the amount of US $150 with the next payment due March 1, 2004) in exchange for an exclusive worldwide license of technology, including the right to grant commercial sublicenses to third parties. The Company must also pay a royalty on any payments received from collaborative agreements related to this technology.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan as well as limits set by the Canadian and U.S. tax authorities. In 2003, the Company’s matching contributions to the plan totalled $215 (2002 — $289; 2001 — $336). There were no changes to the plan during the year.

Legal proceedings

In conjunction with the sale of its investment in HealthVISION Corporation effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. These representations expired at various dates to 1998. On January 31, 1996, the purchaser filed a statement of claim against the Company, pursuant to these representations and warranties, in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. Subsequent to the year-end, the claim was settled for approximately the amount that was recorded in the consolidated financial statements at December 31, 2003.

Guarantees

The Company is contingently liable under a mutual undertaking of indemnification with Merck KGaA for any withholding tax liability that may arise from payments under the collaborative agreements (Note 12).

In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

17.	FINANCIAL INSTRUMENTS

Financial instruments consist of short-term investments and accounts receivable that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies that management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities that are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign currency denominated obligations out of cash flows in the same currencies, wherever possible, mitigates its foreign exchange exposure. To manage its exposure to foreign exchange risk through its holdings of cash and investments in U.S. dollars, the Company has considered utilization of derivative instruments.

In December 2003, the Company entered into a foreign exchange forward contract in order to reduce its exposure to fluctuating foreign currency exchange rates. Investment and other (expense) income include a realized loss of $78 (2002 — nil; 2001 — nil) and unrealized gains and losses of nil (2002 — nil; 2001 — nil) relating to the contract. As there were no open foreign exchange forward contracts as at December 31, 2003, 2002, and 2001, respectively, no assets or liabilities with respect to such contracts have been recorded in the consolidated balance sheets as at those dates.

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

Class A preference shares

The fair value of the Class A preference shares is assumed to approximate their carrying value due to the fact that their realizable value is contingent upon meeting future profitability thresholds that cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair values

The estimated fair values of financial instruments are as follows:

	2003		2002
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$24,062	$24,062	$8,507	$8,507
Short-term investments	17,443	17,443	29,153	28,682
Accounts receivable	459	459	1,207	1,207
Liabilities
Accounts payable and accrued liabilities	3,453	3,453	8,580	8,580
Capital lease obligation	111	108	279	265

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP that differs in some respects from those used in the United States (U.S. GAAP).

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics, Inc.) in 1995 was accounted for at an effective date that was different from the effective date required under Canadian GAAP. The effect of this difference is that under U.S. GAAP the value of the net shares issued was higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale short-term investments (as described in the following section). There is no concept similar to comprehensive income under current Canadian GAAP.

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized temporary holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations. Once written down, these investments are not adjusted upward for subsequent appreciation in market value. Such gains are recognized only upon final disposition of the investments.

As at December 31, 2003, an unrealized holding gain of nil (2002 — $471; 2001 — $649) is included in the consolidated balance sheets, and the net change in the unrealized holding gain of ($471) (2002 — ($178); 2001 — $5) is reflected in the consolidated statements of comprehensive (loss) income for U.S. GAAP. These amounts are not recorded under Canadian GAAP.

Under Canadian GAAP, the Company recorded a provision in 1999 for unrealized holding losses of $332 on short-term investments in the consolidated statements of operations. Under U.S. GAAP, this amount has been excluded from the consolidated statements of operations and included in the consolidated statements of comprehensive (loss) income. In 2003, the Company liquidated the remainder of the investment, recognizing a loss of $15 (2002 — $37; 2001 — $93).

As at December 31, 2003, the composition of available-for-sale short-term investments, classified by maturity from date of issue, is as follows:

	At Cost	At Market
Maturing within 90 days	$10,260	$10,260
Maturing within 1 year	7,183	7,183

	$17,443	$17,443

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures issued in 2001 totalling $18,844, net of issue costs of $1,412, and net of the fair value of $3,338 attributed to warrants, are recorded as a liability. Accordingly, the Company recorded accretion of convertible debentures of $713 (2002 — $3,667; 2001 — $369), and interest, foreign exchange (gain) loss and carrying charges on convertible debentures of ($439) (2002 — $590; 2001 — $245) in the consolidated statements of operations. Accretion and amortization were charged to income from the date of issue of the debentures. Currently under Canadian GAAP, the convertible debentures are presented as equity, with accretion, amortization, and interest related to the debentures being charged to equity. Accretion and amortization charges commenced on the date that the Company began making principal repayments.

As a liability instrument under U.S. GAAP, the convertible debentures have been translated at the current foreign exchange rate in effect as at the balance sheet date, with a translation (gain) loss of ($35) (2002 — ($260); 2001 - $295) being recorded in the consolidated statements of operations. Under Canadian GAAP, the debentures are translated at the historical exchange rate, with foreign exchange gains and losses arising only upon repayment of principal.

For U.S. GAAP purposes, the fair value of the convertible debentures at December 31, 2003, is nil (2002 — $8,397) where fair value has been determined by discounting the expected future cash flows of these convertible debentures at current rates for debt instruments with similar terms.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

During 2003, 266,666 warrants having a strike price of US $1.66 were exercised, resulting in a credit to share capital of $889, representing $592 in cash proceeds and $297 reclassified from additional paid-in capital (Note 8(e)).

Stock-based compensation

Under U.S. GAAP, SFAS No. 123 recommends that stock-based compensation plans be accounted for using a fair value methodology. As permitted by SFAS No. 123, the Company has elected to continue measuring compensation expense using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

Under Canadian GAAP, pro forma disclosure of compensation expense for awards granted on or after January 1, 2002, has been provided (Note 9).

The table below presents the pro forma disclosures required under U.S. GAAP:

	2003	2002	2001
Net loss to common shareholders — U.S. GAAP	$19,228	$35,393	$39,681
Compensation expense under SFAS No. 123	4,876	4,333	3,868

Pro forma net loss to common shareholders — U.S. GAAP	$24,104	$39,726	$43,549

Pro forma basic and diluted loss per share — U.S. GAAP	$0.39	$0.75	$0.85

The weighted average assumptions presented below are used in the Black-Scholes option pricing model to calculate the fair value of options granted during the year.

	2003	2002	2001
Expected dividend rate	0%	0%	0%
Expected volatility	112.42%	95.42%	77.91%
Risk-free interest rate	4.29%	3.97%	4.31%
Expected life of options in years	6.0	3.3	6.0
Weighted-average grant-date fair value per share option	$1.57	$1.66	$4.48

Derivative financial instruments

Under U.S. GAAP, SFAS 133 requires that derivative financial instruments that are not designated as hedges be recorded as assets or liabilities, and be measured at fair value with any subsequent changes in fair value recorded in the consolidated statements of operations. Currently under Canadian GAAP, derivative financial instruments are recorded at the lower of cost or market whereby gains are recognized upon realization and losses when identified. As there were no open derivative financial instrument positions at December 31, 2003, 2002, and 2001 respectively, there are no differences between U.S. and Canadian GAAP relating to derivative financial instruments as at those dates (Note 17).

Effect of Canadian – U.S. GAAP differences

The effect of all the above differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements is set out below:

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets

	2003	2002
Short-term investments (as reported)	$17,443	$28,682
Effect of SFAS 115	—	471

Short-term investments — U.S. GAAP	$17,443	$29,153

Convertible debentures — liability portion (as reported)	$—	$—
Convertible debentures presented as liability	—	7,614
Accretion and amortization of debt issue costs	—	—
Foreign exchange loss on translation	—	35

Convertible debentures — liability portion — U.S. GAAP	$—	$7,649

Share capital (as reported)	$359,643	$328,537
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 31, 1999 CSPA	(315)	(315)

Share capital — U.S. GAAP	$362,470	$331,364

Convertible debentures — equity portion (as reported)	$—	$10,952
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	—	(3,338)
Convertible debentures presented as liability	—	(7,614)

Convertible debentures — equity portion — U.S. GAAP	$—	$—

Warrants (as reported)	$8,555	$3,338
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	(3,338)	(3,338)
Warrants issued in connection with equity placements	(5,514)	—
Exercise of warrants	297	—

Warrants — U.S. GAAP	$—	$—

Additional paid-in capital (as reported)	$—	$—
Warrants issued in connection with August 31, 1999 CSPA	315	315
Warrants issued in connection with convertible debentures	3,338	3,338
Warrants issued in connection with equity placements	5,514	—
Exercise of warrants	(297)	—

Additional paid-in capital — U.S. GAAP	$8,870	$3,653

Deficit (as reported)	$(345,349)	$(326,101)
Shares issued for business acquisition	(3,142)	(3,142)
Adjustment for unrealized loss on short-term investments recorded under Canadian GAAP	—	15
Foreign exchange loss on translation of convertible debentures	—	(35)

Deficit — U.S. GAAP	$(348,491)	$(329,263)

Accumulated other comprehensive income (as reported)	$—	$—
Effects of SFAS 115	—	471
Cumulative effect of 1999 lower of cost and market writedown under Canadian GAAP	—	(15)

Accumulated other comprehensive income — U.S. GAAP	$—	$456

Shareholders’ equity (as reported)	$31,750	$22,289
Effects of SFAS 115	—	471
Foreign exchange loss on translation of convertible debentures	—	(35)
Convertible debentures presented as a liability	—	(7,614)

Shareholders’ equity — U.S. GAAP	$31,750	$15,111

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Operations

	2003	2002	2001
Net loss from operations (as reported)	$(18,974)	$(31,359)	$(38,679)
Reclassification adjustment — realized loss on short-term investments	(15)	(37)	(93)
Foreign exchange gain (loss) on translation of convertible debentures	35	260	(295)
Accretion and amortization of debt issue costs	(713)	(3,667)	(369)
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures	439	(590)	(245)

Net loss — U.S. GAAP	$(19,228)	$(35,393)	$(39,681)

Consolidated Statements of Comprehensive (Loss) Income

	2003	2002	2001
Net loss — U.S. GAAP	$(19,228)	$(35,393)	$(39,681)
Current year effect of SFAS 115	—	471	649
Reversal of SFAS 115 effect from prior year	(471)	(649)	(644)
Reclassification adjustment — realized loss on short-term investments	15	37	93

Comprehensive loss — U.S. GAAP	$(19,684)	$(35,534)	$(39,583)

Loss per Common Share

	2003	2002	2001
Canadian GAAP — Basic and diluted loss per share	$0.31	$0.68	$0.75

U.S. GAAP — Basic and diluted loss per share	$0.31	$0.67	$0.77

New accounting standards

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No.74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted.

The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings. In accordance with SAB 74, recently issued Canadian accounting standards are discussed in the notes to the consolidated financial statements in Note 3, Accounting Policy Changes under the subsection Accounting standards effective in future years.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN 46), effective for variable interest entities created after January 31, 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of that entity if the equity investors in the entity do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements issued after January 1, 2003, while FIN 46 is effective beginning January 1, 2004. In December 2003, the FASB issued FIN 46(r) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Adoption of this standard is not expected to have a material effect on the Company’s results from operations and financial position.

19.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment; research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	2003	2002	2001
Revenue from operations in
Canada	$120	$409	$1,989
United States	36	49	9
Barbados	2,824	4,410	5,047
Europe	436	436	291

	$3,416	$5,304	$7,336

Amortization of capital assets
Canada	$417	$637	$945
United States	29	712	340

	$446	$1,349	$1,285

Capital assets
Canada	$607	$1,013	$1,210
United States	34	63	992

	$641	$1,076	$2,202

The Company derives significant revenue from certain customers. The number of customers that individually account for more than 10% of revenue and total revenue from transactions with those customers are as follows:

	Number of
	Customers	Revenue
2003	1	$3,362

2002	1	5,020

2001	2	7,140

20.	COMPARATIVE FIGURES

Certain of the comparative figures for 2002 and 2001 have been reclassified to conform to the current year’s presentation.

Exhibit Index

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation, as amended (Exhibit 1.1) (1)
3.2	Bylaws (Exhibit 1.2) (1)
3.3	Shareholder Rights Plan Agreement (2)
4.1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)
4.2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)
10.1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)
10.2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)
10.3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)
10.4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)
10.5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)
10.6	Ministry of Industry, Science and Technology Funding Agreement (4)
10.7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
10.8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
*10.9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)
10.10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)
10.11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)
10.12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)
14.1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (6)
23.1	Consent of Deloitte & Touche LLP
99.1	Management Proxy Circular dated April 15, 2004, and mailed to Shareholders on or about April 22, 2004 (7)
31.1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14
31.2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14
32.1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes- Oxley
32.2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley

*	Application for Confidential Treatment Granted

(1)	Incorporated by reference to exhibits to the Company’s Annual report on Form 20-F, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses).

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.

(7)	Incorporated by reference to the Company’s Report on Form 6-K filed with the Commission and dated April 26, 2004.