Form 40-F
period 2004-12-31
BIOMIRA INC
filed 2005-03-31
CIK 877984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number: 0-19451

BIOMIRA INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada (Jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

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

None

The Company had 78,339,978 Common Shares outstanding as of December 31, 2004:

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

Yes ☑            No ☐

-i-

BIOMIRA INC.

ANNUAL INFORMATION FORM

MARCH 31, 2005

INCORPORATION	4
BUSINESS OF THE COMPANY	4
Immunotherapeutics	4
Corporate Strategy	11
Research, Development and Manufacturing Agreements	12
Patents and Proprietary Information	14
Marketing and Sales	16
Manufacturing	16
Competition	16
Government Regulation	17
Human Resources	19
Description of Property	20
Legal Proceedings	20
Control of the Registrant	20
MARKET FOR SECURITIES	20
SELECTED CONSOLIDATED FINANCIAL INFORMATION	20
Three Year Financial Information	21
AUDIT COMMITTEE	22
INDEPENDENT AUDITORS	22
Auditor’s Fees	22
Pre-approval Policies and Procedures	23
INTERESTS OF EXPERTS	23
OFF-BALANCE SHEET ARRANGEMENTS	23
CONTROLS AND PROCEDURES	23
Evaluation of Disclosure Controls and Procedures	23
Changes in Internal Controls	24
CODES OF CONDUCT AND ETHICS	24
DIRECTORS AND OFFICERS	24
SHARE CAPITAL	27
Introduction	27
Common Shares	27
Class A Preference Shares	27
Class B Preference Shares	28
Trading Price and Volume	28
Transfer Agent and Registrar	29
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	29
RISK FACTORS	29
History of Operating Losses	29
Stage of Development	30
Capital Needs	30
Dependence on Third Parties	30
Dependence on Key Personnel	30
Government Regulation	30
Patents and Proprietary Technology	30
Technology and Competition	31
Volatility of Share Price	31

Product Liability and Insurance	31
ADDITIONAL INFORMATION	32
GLOSSARY	34
SCHEDULE A	35

ANNUAL INFORMATION FORM

INCORPORATION

     Biomira Inc. (“Biomira”) was incorporated under the Canada Business Corporations Act by Articles of Incorporation dated August 23, 1985. Our Articles have been amended from time to time to change our share capital, to delete private company restrictions and to provide our board of directors with certain additional rights with respect to the appointment of directors between annual general meetings. Our registered office is located at 2900 ManuLife Place, 10180 - 101 Street, Edmonton, Alberta T5J 3V5, and the address and telephone number of our principal office are Edmonton Research Park, 2011-94 Street, Edmonton, Alberta T6N 1H1, (780) 450-3761.

     Our principal subsidiaries are Biomira International Inc., a corporation incorporated under the laws of Barbados, Biomira Europe B.V., a corporation incorporated under the laws of the Netherlands, and Biomira USA Inc. (“Biomira USA”), a corporation incorporated under the laws of Delaware. Each of the aforementioned subsidiaries is a wholly owned subsidiary of Biomira.

     We carry on our business directly and through our subsidiaries and in this Annual Information Form references to “Biomira”, “our”, “we” or “us” refer to Biomira Inc. and its subsidiaries unless the context specifies or implies otherwise.

BUSINESS OF THE COMPANY

     We are an international biotechnology company headquartered in Canada which is engaged primarily in the research and development of innovative therapeutic approaches to cancer management. Our research and development efforts are currently focused on our core competency in immunotherapeutics, particularly developing synthetic vaccines and novel strategies for cancer immunotherapy. Our strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Immunotherapeutics

     The immunotherapeutic or cancer “vaccine” approach is based on the concept that tumours possess distinct antigens that should be recognized by the body’s immune system. Immunotherapy is designed to stimulate an individual’s immune system to recognize cancer cells and control the growth and spread of cancers.

     Our immunotherapeutics program currently focuses on the development of synthetic vaccines for active specific immunotherapy (“ASI”), utilizing synthetic carbohydrate or synthetic peptide mimics of natural cancer associated antigens to induce anti-cancer immune responses. The aim is to induce appropriate immune responses which will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. As well, novel liposome-based strategies have been developed for liposomal encapsulation of vaccines.

Active Specific Immunotherapy

     We are developing therapeutic cancer “vaccines” which are designed to stimulate the patient’s immune system to fight cancer. Unlike conventional vaccines that are given to a patient to prevent occurrence of a particular disease, cancer “vaccines” are designed to treat cancer that has already occurred in the body. We believe that our efforts may lead to a new generation of effective anti-cancer therapeutics with little toxicity.

     Cancer cells differ in at least one respect from normal cells in that they exhibit on their surface molecules (antigens) that normal cells do not exhibit, or exhibit in low concentrations. Antigens on cancer cells are regarded as “foreign” by the human immune system and their presence would normally trigger the production of cancer-fighting antibodies. However, in cancer patients the immune response to natural cancer-associated antigens is suppressed and unable to respond effectively to these “foreign” structures. We have developed proprietary methods to synthesize a number of carbohydrate and peptide cancer-associated antigens in configurations which mimic natural cancer-associated antigens (thereby stimulating the immune system, particularly when used in conjunction with strategies to overcome the cancer induced suppression).

     In connection with our synthetic peptide antigens, we have acquired from Cancer Research Technology Limited (“CRTL” - formerly Imperial Cancer Research Technology Limited) of London, England an exclusive world-wide license of CRTL’s rights to a certain peptide (Mucin 1 peptide antigen) found on human breast, ovarian, colon and pancreatic cancer and other types of solid tumour cells for uses in the treatment and diagnosis of cancer, as well as an exclusive (subject to certain rights of the United States government) license in relation to the United States for in vivo, ex vivo and in vitro uses in the treatment and prevention of cancer in humans from Dana-Farber Cancer Institute, Inc. (“DFCI”) of Boston, Massachusetts with respect to DFCI’s rights to the Mucin 1 peptide antigen. On November 5, 1999, Biomira and CRTL entered into a second license agreement which, among other things, granted Biomira an exclusive world-wide license of CRTL’s Mucin 1 peptide patent rights for treatment and diagnosis of diseases other than cancer.

     We use synthetic, chemically defined antigens, not extracts from cancer cells. The use of chemically defined antigens enables Biomira to measure specific immune responses of “vaccinated” patients and to identify the specific immune responses that might produce favourable therapeutic results. Our cancer “vaccines” are intended to be complementary and the potential exists to use such “vaccines” sequentially or in combination. However, we are not at this time pursuing combinations of vaccines for immunotherapy. Further, our “vaccines” could also be used in combination with other immunotherapy treatment regimens.

     As synthetic antigens by themselves are not immunogenic, they must be connected to a carrier or be formulated in an appropriate manner in order to produce the desired immune response. In the case of carbohydrate epitopes, linkers must be synthesized to attach the epitope to the carrier. We have developed proprietary methods to chemically synthesize a number of highly immunogenic cancer-associated carbohydrate and peptide antigens, including their component linkers, in configurations which mimic natural cancer-associated antigens, and to produce these very complex molecules in quantities suitable for commercial application.

     Since 1990 we have been conducting, at multiple trial sites in Canada, the United States, the United Kingdom, continental Europe and Australasia, clinical studies with respect to our synthetic glycoconjugate vaccines. We began clinical testing of our peptide vaccines in 1995.

     - BLP25 liposome vaccine

     Our lead cancer “vaccine” candidate currently under clinical development is a synthetic Mucin 1 peptide vaccine, BLP25 liposome vaccine (“L-BLP25”). This vaccine incorporates a 25 amino acid sequence of the Mucin 1 cancer antigen, in a liposomal formulation.

     In pre-clinical studies at Biomira, L-BLP25 prevented the appearance of lung metastases in mice when given in advance of the breast cancer cell line expressing human Mucin 1 peptide antigen (“MUC1”). In another series of experiments where L-BLP25 was given to mice after the cancer had established, small cancer cells were almost completely eradicated following L-BLP25 treatment. This therapeutic effect appears to be related to an anti-MUC1 T-cell immune response induced by the L-BLP25 vaccine.

     On the strength of these results, in August, 1998 we began a Phase I safety and dose comparison study of L-BLP25 in 17 non-small cell lung cancer patients (an indication for which the prevalence of Stage IIIB and Stage IV patients in North America each year is approximately 77,000 patients). The cancer patients were randomized to be treated with either 20 microgram or 200 microgram doses of the vaccine. The study was conducted at the Cross Cancer Institute in Edmonton, Alberta. Enrolment for the study was completed in December, 1998. Analysis of the data from the Phase I trial showed that L-BLP25 is both safe and triggers a T-cell mediated immune response against cancer cells. Data from the Phase I clinical trial of L-BLP25 vaccine were published in the August, 2001 edition of the peer-reviewed journal Clinical Lung Cancer, Volume 3, No. 1. The lead author, Dr. Martin Palmer of the Alberta Cancer Board, Cross Cancer Institute in Edmonton, who was also the lead investigator in this trial, concluded that “the vaccine was well tolerated and showed important signs of immunogenicity”. Nevertheless, the immune response was not as high as we had hoped, resulting in a decision to move to a high dose, high frequency regimen in further clinical trials.

     In August, 1999 we initiated the first stage of a Phase II clinical trial in Canada of our L-BLP25 vaccine in non-small cell lung cancer patients. The primary purpose of the first stage of the Phase II trial was to determine the optimal dosing for induction of an immune response to cancer to allow us to effectively plan large randomized trials using a dosing strategy that maximizes the potential for success. Enrolment (eight patients) was completed in December, 1999. From this study, we determined that a higher dose (1000 micrograms) and more frequent administration of the vaccine induced a strong T-cell immune response in six out of the eight patients in the trial. Based on this immunology data, we designed a randomized Phase IIb clinical trial of L-BLP25 vaccine which was announced on August 9, 2000. On November 13, 2002, we announced completion of the enrolment of 168 (subsequently 171) patients in this multi-centre trial in patients with advanced (Stage IIIB and IV) non-small cell lung cancer at 13 sites in Canada and four sites in the United Kingdom. All patients had received first line standard chemotherapy and had responded to chemotherapy treatment with either a complete response or stable disease. Patients were randomized to L-BLP25 vaccine, plus best supportive care or to best supportive care alone. Best supportive care can include local radiotherapy and second line chemotherapy, according to current standard clinical practice. The objectives of the trial were to measure safety and possible survival benefit of L-BLP25 vaccine in these patients. Secondary endpoints of the trial were quality of life and immune response.

     On April 2, 2004, we announced the preliminary results from our Phase IIb trial of L-BLP25 vaccine in patients with Stage IIIB and IV non-small cell lung cancer. The preliminary results indicated that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. The overall median survival was 17.4 months for patients on the vaccine arm versus 13 months for patients on the control arm. The two-year survival for patients with locoregional Stage IIIB non-small cell lung cancer was 60% for the vaccine arm (median survival then not yet reached) versus 36.7% for the control arm (median survival of 13.3 months). In the overall patient population, the two-year survival was 43.2% for the vaccine arm versus 28.9% for the control arm.

     On September 29, 2004, we announced that the United States Food & Drug Administration (“FDA”) had granted Fast Track status to the investigation of L-BLP25 for its proposed use in the treatment of non-small cell lung cancer. The FDA’s Fast Track programs are designed to facilitate the development and expedite review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. With Fast Track designation, there may be more frequent interactions with the FDA during the development of a product and eventually a company may be eligible to file a U.S. Biologics License Application (“BLA”) on a rolling basis as data becomes available. This permits the FDA to review a filing as it is received, rather than waiting for the entire document prior to commencing the review process. Due to the nature of these types of products, BLAs filed with Fast Track status are generally eligible for priority review, which could decrease the typical review period.

     On December 3, 2004, we announced that the updated survival analysis of our Phase IIb trial of L-BLP25 vaccine in patients with Stage IIIB and IV non-small cell lung cancer showed that a median survival in the pre-stratified subset of locoregional Stage IIIB patients on the vaccine arm had still not been reached 23 months following the enrolment of the last patient into the trial. We are very encouraged by the Phase IIb results and intend to move L-BLP25 forward into a large multi-national pivotal registration trial in non-small cell lung cancer. In preparation for a pivotal Phase III trial, we are scheduling for the manufacture of new vaccine supplies. These supplies will incorporate manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. To assure the successful initiation of a pivotal trial, we are planning the initiation of a small clinical safety study of the new clinical supplies in the second quarter of 2005. In parallel to plans for the initiation of a large multi-national Phase III pivotal registration study, we will continue to explore the possibility of early registration based upon the current Phase IIb data in regions other than the United States and Europe.

     - Theratope® vaccine

     Another one of our “vaccine” candidates is a carbohydrate vaccine, Theratope. Theratope vaccine has been shown to induce both humoral (antibody) and cellular responses that are specific for STn. Over 1,400 patients with cancers of the breast, colon, ovary or pancreas have received Theratope vaccine in Biomira-sponsored Phase I, II and III clinical trials. Safety data shows minimal toxicity. Analysis of the immune response of patients from several trials of patients with metastatic breast, colorectal or ovarian cancers revealed a strong association between improved survival and the strength of the antibody response induced by Theratope vaccine to the specific STn-related cancer antigens.

     In November, 1998, we announced the commencement of a multinational Phase III clinical trial of Theratope vaccine in women with metastatic breast cancer. The Phase III clinical trial was designed to include approximately 900 evaluable patients and was conducted at approximately 120 clinical sites worldwide (primarily in the United Kingdom, continental Europe, North America, Australia and New Zealand). The study was closed to enrolment on March 30, 2001, having enrolled over 1,000 patients. The primary endpoints of the trial were survival and time to disease progression, though the trial was designed primarily as a survival study. All patients received first-line chemotherapy and had either a complete response (no evidence of disease following chemotherapy), partial response or stable disease (in each of the latter cases, no evidence of disease progression). The double-blind, prospectively randomized study was intended to provide evidence as to whether Theratope vaccine can increase survival and delay disease progression in a large patient population. Patients in the control arm of the study received a non-specific immunotherapeutic vaccine. The control vaccine incorporated the same components as the Theratope vaccine, excluding the STn antigen, the active ingredient in the Theratope vaccine.

     On June 16, 2003, we announced that the results from the final analysis of our Phase III trial of Theratope vaccine in women with metastatic breast cancer did not meet the two predetermined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of patients in the treatment group, women on hormonal anti-cancer treatment following chemotherapy, appeared to show a favourable trend to improvement in survival.

     On June 7, 2004, we announced that an exploratory analysis demonstrated a statistically significant survival advantage for women in the hormonal therapy subset of patients receiving Theratope vaccine as part of our Phase III study of the vaccine in the treatment of women with metastatic breast cancer. The overall survival for patients in the hormonal subset (n = 350) showed a statistically significant difference between the two treatment arms. Women in the Theratope arm (n = 180) survived a median of 36.5 months, while those in the control vaccine arm (n = 170) survived a median of 30.7 months. The Cox p = 0.039. The survival for women not receiving hormonal therapy was not significantly different between the two treatment arms. While we believe these data are important, the data would be considered exploratory in nature by the regulatory authorities and it is likely that we would be required to do a further Phase III study in order to move Theratope to commercialization in major markets.

     On June 7, 2004, Biomira and Merck KGaA, of Darmstadt, Germany, announced that Merck KGaA’s development and commercialization rights to Theratope would be returned by Merck KGaA to Biomira. Merck KGaA decided not to pursue Theratope as the vaccine no longer meets Merck KGaA’s commercial timetable for a near term product launch. The decision does not impact Merck KGaA’s and Biomira’s ongoing collaboration to develop L-BLP25.

     On January 10, 2005, we announced that we are seeking a new collaborator with respect to our Theratope vaccine prior to further development of this product candidate. As well, we plan to close by the third quarter of 2005 our Phase II Theratope single-arm study treating women with metastatic breast cancer who are being concurrently treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex®, an estrogen-receptor antagonist. Although a different patient population from the patients on the Phase III Theratope trial, women on the Phase II study are showing a much lower and seemingly ineffectual immune response. We are in the process of communicating details of the closure to investigators and subsequently women on the trial. We have made the decision to close this trial to allow these women and their physicians to explore other treatment options.

     - Collaborations

     In May, 1997 we entered into a collaboration agreement with Chiron Corporation (“Chiron”) of Emeryville, California pursuant to which agreement Biomira and Chiron agreed to co-develop our Theratope vaccine. On June 29, 2000, we announced that we had exercised our option to reacquire all rights held by Chiron under the collaboration agreement. As a result, we are required to make a payment to Chiron in the amount of U.S. $3.25 million upon regulatory approval and commercialization of Theratope vaccine in the United States.

     In November, 1999, we entered into a collaborative research agreement and license agreement with The Biomembrane Institute of Seattle, Washington (see “Research, Development and Manufacturing Agreements – The Biomembrane Institute”).

     On May 3, 2001, Merck KGaA of Darmstadt, Germany and Biomira announced that they had entered into a global product development, licensing and co-promotion collaboration for our two most advanced therapies – BLP25 liposome vaccine and Theratope vaccine (discussed above). The collaboration covered the entire field of oncology for these two products. On June 7, 2004, Merck KGaA and Biomira announced the return by Merck KGaA to Biomira of Merck KGaA’s development and commercialization rights to Theratope vaccine (also discussed above). Under the revised terms of the collaboration, Merck KGaA and Biomira will co-promote L-BLP25 (when approved) in the U.S. The co-promotion activities of Merck KGaA in the U.S. are planned to be conducted through its U.S. affiliate, EMD Pharmaceuticals, Inc. We will retain marketing rights in Canada. Merck KGaA will have sole development and marketing rights in relation to L-BLP25 in the rest of the world with the exception of Israel and the Palestinian Autonomy Area for which agreements were already in place. We received an up-front cash payment and equity investment upon entering into the collaboration with Merck KGaA. We will also receive significant cash and equity investments for BLA submissions for first and second cancer indications, on regulatory approvals for first and second cancer indications, and for sales milestones. The parties will share equally development and specified marketing costs in the U.S. and Canada, and Merck KGaA will be responsible for clinical studies, regulatory compliance and marketing outside of the U.S. and Canada. The two companies will share evenly the external costs associated with continued clinical development of the product. Biomira will manufacture the vaccine for worldwide use. With respect to product sales in the U.S. and Canada, the parties will be entitled to an equal share of such revenues, and Biomira will be entitled to receive royalties on product sales for all other territories.

     On March 10, 2004, we announced the entering into with Prima BioMed Ltd (“Prima”) and CancerVac Pty Ltd (“CancerVac”) (a subsidiary of Prima) of a license and development agreement for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate, a Mannan-MUC1 fusion protein therapeutic vaccine (see “Research, Development and Manufacturing Agreements – CancerVac Pty Ltd”).

Liposomal Strategies

     In the fall of 1995, we acquired OncoTherapeutics, Inc., of Cranbury, New Jersey, (now Biomira USA). The acquisition of Biomira USA brought to Biomira, among other things, expertise in the development of liposomal encapsulation technologies important in the development of L-BLP25, Liposomal Interleukin-2 (L-IL-2) and other combination immunotherapies utilizing cytokines.

     A novel therapeutic strategy resulting from Biomira USA’s liposomal technology is liposomal idiotypic vaccine. Liposomal idiotypic vaccines are produced when patient-specific tumour antigens obtained from cancer cells are combined with Interleukin-2 (IL-2) and lipids. Biomira USA had been developing a liposomal idiotypic vaccine which combines the ability of liposomes to target the immune system while simultaneously delivering both tumour-specific cancer antigens and a potent immune enhancer (IL-2). In the autumn of 1998, Biomira USA submitted an Investigational New Drug submission to the FDA for a Phase I clinical trial in certain lymphoma patients. The Phase I trial was supported by an existing Cooperative Research and Development Agreement with the United States National Cancer Institute (NCI).

     A Phase Ia trial was initiated in June, 1999 at the NCI treating B-cell lymphoma patients with our patient specific liposomal idiotypic vaccines. The objective of the Phase Ia trial was to establish safety and immune response profiles of the liposomal idiotypic vaccines. The trial involved 10 patients with follicular lymphoma who had undergone chemotherapy and achieved either full remission or a 90% partial response. The vaccine was administered via subcutaneous injection over a 5-month period. The Phase Ia clinical trial used a hybridoma technique for production of the tumour associated idiotype (approximately 6 months to prepare). The study showed that a highly purified patient-specific cancer antigen could be produced and formulated into a liposomal formulation that also contains the potent immune enhancer, Interleukin-2. The trial also demonstrated that the vaccines produced were generally well tolerated and immunogenic.

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

     On November 28, 2001, we announced that we were suspending development of our autologous vaccine program, as well as our L-IL-2 program, so as to focus our resources on our lead product candidates. On May 20, 2004, we announced that we had entered into a collaboration agreement with Inno-centre Alberta to establish a spin-off company to independently pursue the L-IL-2 program. Oncodigm BioPharma Inc. was incorporated on May 18, 2004. L-IL-2 is expected to re-enter clinical trials in 2005.

Pre-Clinical Products – BGLP40 Liposome Vaccine

     We have developed a completely synthetic MUC 1-based liposomal glycolipopeptide cancer vaccine, BGLP40 liposome vaccine, for use in several cancer indications, including ovarian and breast cancer. This product candidate is currently in late pre-clinical development.

     BGLP40 liposome vaccine represents an advanced cancer vaccine. The BGLP40 glycolipopeptide combines carbohydrate and peptide determinates in a multi-epitopic vaccine that evokes both cellular and humoral immune responses against major cancer-associated epitopes expressed on adenocarcinomas.

     We are currently seeking an appropriate partner for BGLP40 liposome vaccine to assist in completing clinical development and commercialization of this product candidate.

Corporate Strategy

     General

     We believe that our future success depends upon our evolution from a research company to a forward integrated biotechnology development, sales and marketing company. To this end, we have ceased to carry on general research in the immunotherapy area and are concentrating on the development of our lead product candidate, L-BLP25. We are pursuing the out-sourcing of our general research requirements to various cancer, academic and other institutions, with a view to in-licensing additional product candidates which have already successfully undergone pre-clinical development. As well, we are considering other options to further enhance our product pipeline.

     Financial

     On July 14, 2004, we announced that we had received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $100,000,000 shelf prospectus filed on July 13, 2004 in specified Canadian jurisdictions. The Company also filed on July 13, 2004 a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. The shelf prospectus will be effective for approximately 25 months. On December 14, 2004, we closed a U.S. $12,570,000 financing under a prospectus supplement to the shelf prospectus. The U.S. $12,570,000 financing will, among other things, assist us in preparing for the next phase of clinical testing of L-BLP25.

     To meet future financing requirements, we intend to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements. We will continue to seek to take advantage of financing opportunities as they arise.

Research, Development and Manufacturing Agreements

     We have benefited from an ongoing relationship with the University of Alberta and continue to benefit from collaborative relationships with individual researchers and consultants at leading scientific and clinical institutions. Such relationships provide ongoing assistance with the assessment of our scientific and clinical work as well as with development of our products.

University of Alberta

     Pursuant to an agreement dated February 25, 1986, between Biomira, the Governors of the University of Alberta (the “University”), Almiria Capital Corp. (“Almiria”) and Bioalta Inc. (“Bioalta”), each of which was a principal shareholder (the “University of Alberta Agreement”), the University granted all its present and future rights to certain technology to Biomira. As defined in the University of Alberta Agreement, “Technology” means, subject to certain exceptions, all technical information, discoveries and inventions, including all patents, trade marks, know-how and other intellectual property rights developed by Dr. Antoine A. Noujaim and Dr. B. Michael Longenecker (the “Professors”) and others in connection with research and development projects undertaken by the Professors at the University relating to monoclonal antibodies, synthetic antigens and other matters. Almiria and Bioalta provided the initial funding for the University of Alberta Agreement.

     In consideration of the granting of the Technology, we agreed to provide funding in amounts ranging from $300,000 to $500,000 for the first three years of the University of Alberta Agreement and issued 12,500 non-voting redeemable Class A preference shares to the University. The University is entitled to a representative on our board of directors as long as the University is the holder of any such Class A preference shares. The preference shares are redeemable for $1,250,000 in the aggregate and are to be redeemed on an annual basis, at $100 per share, to the extent possible, out of 20% of our net profits for each year. To date, no Class A preference shares have been redeemed by us. In addition, we have agreed to pay quarterly royalties to the University in the amount of 3% of the net proceeds of sale received by us for any products sold that employ the Technology in their manufacture or of net proceeds of the sale or the licensing of the Technology.

AltaRex

     In connection with the sale of certain tangible assets to AltaRex Corp. (now AltaRex Medical Corp. - “AltaRex”) in November 1995, we entered into a license agreement with AltaRex wherein we granted an anti-idiotype induction therapy field of use license for our antibody MAb B43.13. We received a one time up front payment from AltaRex and will receive royalties from AltaRex based on sales (following the commercialization thereof) of products (such as OVAREX™) using the MAb B43.13 antibody for anti-idiotype induction therapy applications. In September, 1999, the license agreement was amended and restated to clarify and modify certain terms of the license agreement that had given rise to issues raised by each of the parties.

University of Minnesota

     Biomira USA (OncoTherapeutics, Inc.) acquired an exclusive worldwide license from the University of Minnesota on June 6, 1991 in relation to the University of Minnesota’s technology for culturing lymphocytes, methods of treatment using such lymphocytes and liposome immunoadjuvants containing IL-2. As further discussed under “Patents and Proprietary Information”, certain patents under such license related to technology for culturing lymphocytes and methods of treatment using such lymphocytes were in 2004 returned to the University of Minnesota.

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

     In September, 1997 Biomira USA executed an exclusive patent license agreement (the “PHS Agreement”) with the United States Public Health Service (“PHS”) relating to technology which was the subject of CRADA 109 (“Therapeutic Use of Peripheral Blood Lymphocytes Stimulated with Antibodies and Lymphokines Encapsulated in Liposomes” - which evolved to include research with respect to signal transduction technology (see “Business of the Company - Diagnostics - In Vitro Diagnostics”)) and certain patent rights held by the PHS in relation thereto.

Hoffmann - La Roche

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

CancerVac Pty Ltd

     On March 10, 2004, we announced the entering into with Prima BioMed Ltd (“Prima”) and CancerVac Pty Ltd (“CancerVac”) (a subsidiary of Prima) of a license and development agreement for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate, a Mannan-MUC1 fusion protein therapeutic vaccine. Under the terms of the agreement, we will provide CancerVac with access to our licensed rights related to MUC1 for purposes of the development of this product candidate. In partial consideration for the licensed rights provided by us to CancerVac, we acquired a 10% equity stake in CancerVac and a seat on the board of directors of CancerVac. The agreement also provides us with the sole option of licensing the exclusive worldwide or North American rights to CancerVac’s Mannan-MUC1 fusion protein therapeutic vaccine (with commensurate up-front, milestone and royalty payments) following the conclusion of the Phase IIa trial of the vaccine in patients with ovarian cancer. CancerVac initiated patient recruitment into the Phase IIa trial in July, 2004. In the event we do not exercise our licensing option, then the agreement enables CancerVac to develop and commercialize its product candidate with equivalent up-front, milestone and royalty payments to us.

The Biomembrane Institute

     In November, 1999, we entered into a collaborative research agreement and license agreement with The Biomembrane Institute of Seattle, Washington. The two licensed patents, which have been issued in the United States, Japan and Canada, supplement our current patent portfolio in relation to Theratope vaccine. The two patents cover methods to prevent growth and replication of cancer cells that express a mucin-type glycoprotein. Under the collaborative research agreement, we funded certain research in the area of MUC1 expression on T-cells at The Biomembrane Institute over a five year period (which ended in 2004). In return, we have the first right to negotiate a license to any technology that emerges out of such funded research.

Other

     From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended. These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a commercialized product.

     We also have licensing agreements to use proprietary technology of third parties in relation to our research and development. If this research ultimately results in a commercialized product, we have agreed to pay certain royalties and licensing fees.

Patents and Proprietary Information

     Our policy is to file for and prosecute patent applications covering those of our inventions that we consider potentially beneficial to our business. We are also actively pursuing the licensing in of patents that will add value to our patent portfolio, as well as the licensing out of patents that are outside of our core business. We currently own or have an exclusive license to approximately 72 issued patents worldwide (38 are in-licensed), of which 32 are issued in the United States (17 are in-licensed).

     Our BLP25 liposome vaccine is protected by in-licensed patents from the Dana-Farber Cancer Institute, Inc. of Boston, Massachusetts (U.S. 4,963,484 and U.S. 5,053,489) and in-licensed patents and patent applications from Cancer Research Technology Limited (formerly Imperial Cancer Research Technology Limited) of London, England (issued patents U.S.

6,222,020, EPO 0341252 and Canada 1,339,204), as well as U.S. patent 6,168,804, in-licensed from the University of Alberta. L-BLP25 is also protected by our U.S. patent 6,600,012. Additional Biomira patent applications have been filed worldwide and will, if issued, provide additional coverage for L-BLP25.

     Our Theratope vaccine is protected by a number of patents and patent applications filed by and issued to us, as well as by in-licensed patents and patent applications from The Biomembrane Institute, Seattle, Washington (including issued U.S. patents 5,660,834 and 5,747,048, (see - “Business of the Company - Research, Development and Manufacturing Agreements - The Biomembrane Institute”).

     We are also continuously developing intellectual property in focus areas of research within Biomira and we currently have a number of patent applications pending worldwide covering synthetic immunoregulatory molecules, developed at Biomira, as well as an issued patent U.S. 5,544,549, covering our proprietary liposomal formulation of Interleukin-2 (this patent was in 2004 re-assigned from Biomira USA to Biomira).

     Biomira USA owns or has an exclusive license to a number of patent applications and issued patents (including Biomira USA patents U.S. 6,207,170 and U.S. 6,312,718) providing coverage for our patient specific vaccines. Biomira USA also has license rights to a number of patent applications and issued patents, including U.S. patents 5,296,353, 5,583,002, 5,556,763, 5,658,744, 5,889,143 and 5,965,366, relating to a method believed to be useful in the evaluation and treatment of patients with progressive immunosuppression; and U.S. patents 5,409,698, 5,650,152 and 5,773,006 providing a liposome containing lymphokines such as interleukin-2. Biomira USA patent 6,544,549, covering our proprietary liposomal formulation of interleukin-2, issued on April 8, 2003 in the U.S. Biomira USA U.S. patents 5,316,763, 5,641,677, 5,443,983 and 5,725,855 relating to methods of increasing stimulation of lymphocytes through a short (24-48 hour) in vitro treatment with monoclonal anti-CD3 and liposomal IL-2 to increase their in vivo activity were in 2004 returned to the licensor, University of Minnesota, as we were unable to find a partner for the further development of this technology.

     We believe that our patent filings may contribute to the establishment and maintenance of a competitive position with respect to one or more of our products under development. However, while we believe that we possess proprietary rights, including unpatented trade secrets and know-how and our collection of proprietary monoclonal antibodies, and that our continuing technological innovations will enable us to maintain a competitive position with respect to our products, we do not have patents covering all of these products. No assurance can be given that others will not independently develop substantially equivalent proprietary information and technology, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our unpatented trade secrets. In addition, there can be no assurance that our pending applications will result in issued patents, or that our issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent an issued patent by adoption of a competitive though non-infringing product or process. Interpretation and evaluation of biopharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions.

     It must also be noted that no assurance can be given that others will not obtain patents that we would need to license in order to produce and commercialize our products, or if a license is required that it would be available on reasonable terms. There can also be no assurance that, if such a license is not obtained, we will be able to circumvent, through a reasonable investment of time and expense, such outside patents.

     In this regard, we are presently aware of a number of patents or applications which, if valid, at least potentially pose infringement risk in one or more countries to our products. However, these patents or applications are limited to particular elements of products, such as specific antigens, antibodies, labels, components and methods and may be circumventable. In addition, one or more of these patents may be held to be invalid or unenforceable. Also, we believe that many of the aforementioned patents are available for license. Nevertheless, the existence of these patents may create additional costs for commercialization of our cancer products, whether through product re-design (which could affect the competitiveness of the product), additional testing, litigation costs, or license fees and royalties.

Marketing and Sales

     Our marketing and sales staff currently consists of a Vice President, and a North American Director of Sales and Marketing. It is envisaged that when the first Biomira product is launched in North America, we will have full geographic sales force coverage with our own staff in the United States and Canada (as contemplated under our collaboration with Merck KGaA). We also use consultants to assist in preparing for our marketing requirements and in expanding our product pipeline.

Manufacturing

     We maintain a highly trained staff to develop efficient commercial manufacturing processes for our products. However, we have shifted our late stage clinical and commercial manufacturing focus to outsourcing (also see “Business of the Company - Description of Property”). This strategy allows us to use contract manufacturers that already have extensive GMP (see “Business of the Company - Government Regulation”) manufacturing experience. We have developed a staff with experience in the management of contract manufacturing and currently intend to outsource the supply of all our commercial products. At an appropriate time, should it be determined financially attractive to do so, we may build our own fully licensable facilities or purchase or lease such facilities.

     In order to provide assurance that contract manufacturers are capable of executing their contracts in full regulatory compliance, we maintain a quality assurance staff with the necessary skills in auditing contract manufacturers and suppliers for regulatory compliance.

     In preparation for a potential multinational registration trial of L-BLP25, Biomira is currently scheduling for the manufacture of new vaccine supplies. These vaccine supplies will incorporate manufacturing changes to prepare for the future secure commercial supply of product. Scheduling these changes now and addressing any potential hurdles ensures that the resulting pivotal data are considered representative of the safety and effectiveness of the commercial supply of the vaccine.

Competition

     The biotechnology and pharmaceutical industries are highly competitive. Many companies which are engaged in the biotechnology field, and in cancer research in particular, have financial, technical and marketing resources greater than those of Biomira. Some of these are firms with established positions in the pharmaceutical industry and may be better equipped than us to develop, refine and market products based on monoclonal antibody-based technology, or on other technologies applied to the treatment of cancers.

     We have unique potential to produce synthetic antigens for the derivation of vaccines for cancer immunotherapy. Further, Biomira through its acquisition of Biomira USA has certain proprietary rights for the use of liposomal delivery vehicles. For these reasons, we have focused on those applications where we believe our technology will offer significant advantages over other existing technologies.

     We believe that as the biotechnology field develops, manufacturing, regulatory and marketing expertise will be increasingly important as competitive factors. In this regard, we believe that if we are successful in increasing in-house development and marketing expertise, developing outsourcing relationships with competent manufacturers and other service providers and if we are successful in entering into joint development and licensing agreements with major pharmaceutical and health care corporations, we will be able to compete effectively in our principal product areas.

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

     In Canada, new in vivo products must pass through a number of testing stages including pre-clinical testing and clinical trial testing. Pre-clinical testing usually involves evaluating the product’s pharmacokinetics, pharmacology and toxicology in animals. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable level of toxicity) can lead to Investigational New Drug (“IND”) status. This enables the manufacturer of the new product to begin clinical trials in humans.

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

     Once the HPFB clears a CTA, clinical trials can begin. Clinical trials are generally carried out in three phases. Phase I involves studies to evaluate safety in humans. The new product is administered to consenting subjects to determine the safety profile and prevalence of adverse side effects. For cancer therapy, including our technology, Phase I studies are conducted in cancer patients. In many Phase I studies the effects of dosing and scheduling are also studied. Phases II and III involve efficacy studies. Phase II trials seek clues to clinical efficacy, while furthering the safety profile in patients with the condition the product is intended to treat. In Phase III, controlled clinical trials are conducted in which the product is administered to a large number of patients who may receive benefit from the product. In Phase III, the effectiveness of the new product is usually compared to that of a control or accepted methods of treatment or best standard of care, in the anticipation that significant clinical efficacy can be demonstrated. After clearance of the initial CTA application, the manufacturer has certain reporting responsibilities to the HPFB.

     If the clinical studies are successful, the manufacturer submits a New Drug Submission (“NDS”) (referred to in the United States as a New Drug Application or “NDA” or Biologics License Application or “BLA”) to the HPFB for marketing approval. The NDS contains all information pertaining to the proposed claims about the product’s performance including the results of the pre-clinical and clinical studies. Information about a substance contained in an NDS includes its proper name, its chemical name, details on its method of manufacturing and purification and its biological, pharmacological and toxicological properties. The NDS also gives information about the dosage form of the product including the quantitative listing of all ingredients used in the formulation, its method of manufacture, packaging and labelling, the results of stability tests, its diagnostic or therapeutic claims and side effects as well as details of the clinical studies to support the safety and efficacy of the product. All aspects of the NDS are critically reviewed by the HPFB. Where an NDS is found satisfactory and the manufacturing establishment(s) is found satisfactory a Notice of Compliance is issued permitting the substance to be sold.

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

     The requirements for in vivo products outlined for Canada are similar to those in all major pharmaceutical markets and while the tests carried out for Canada are likely to be acceptable for all other countries, supplementary testing may be requested by individual regulatory authorities during their assessment of any submissions by us.

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

     Companies such as ours may in particular circumstances be able to take advantage of programs for accelerated development of products designed to treat rare and serious or life-threatening diseases. For example, the FDA Fast Track drug product development program (see “Business of the Company – Immunotherapeutics – Active Specific Immunotherapy – BLP25 liposome vaccine”).

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

Human Resources

     As at December 31, 2004 Biomira (including its consolidated subsidiaries) employed 99 persons, many of whom are engaged in development activities (see “Business of the Company – Corporate Strategy – General”), 9 of whom hold PhD and/or MD degrees and 15 of whom hold other advanced degrees. A number of our management and professional employees have had prior experience with pharmaceutical or medical products companies.

     Our ability to develop marketable products and to establish and maintain our competitive position in light of technological developments will depend, in part, on our ability to attract and retain qualified personnel. Competition for such personnel is intense. We believe that we have been successful to date in attracting the highly skilled personnel critical to our business. We have also chosen to outsource activities where skills are in short supply or where it is economically prudent to do so.

     None of our employees are covered by collective bargaining agreements and we believe that our relations with our employees are good.

Description of Property

     We maintain our corporate offices in Edmonton, where we lease a 58,000 square foot facility in the Edmonton Research Park for office and research functions. Our current lease (which provides us with the right to extend the term of the lease for two additional years) expires March 31, 2005. We are currently negotiating the extension of our lease until March 31, 2007.

     Biomira USA currently leases approximately 650 square feet of office space in Cranbury, New Jersey on a month-to-month basis. The prior lease agreement expired on May 31, 2004. Negotiations are currently taking place for a new one year lease to be effective June 1, 2005.

Legal Proceedings

     In connection with our sale of HealthVISION Corporation on February 11, 1994, we provided representations and warranties to the Purchaser and agreed to certain covenants which expired at various dates between then and 1998. On January 31, 1996, the Purchaser filed a statement of claim against us claiming breaches of a covenant related to the collectability of certain accounts and contracts receivable recorded on the Disclosure Schedule delivered in connection with such sale within a specified period of time following the sale. The matter was scheduled to go to trial in June, 2004. The amended claim of the Purchaser was for $3,452,250 plus interest and costs (aggregate potential exposure of Biomira in the $4.5 – 5 million range). In early March, 2004, the matter was settled by the parties, with Biomira making a settlement payment which was approximately the amount that was recorded in our consolidated financial statements at December 31, 2003 in relation to this matter.

Control of the Registrant

     As of February 28, 2005, to the knowledge of our directors and officers, there were no persons who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of Biomira.

MARKET FOR SECURITIES

     Our common shares are listed in Canada on the Toronto Stock Exchange (symbol BRA) and in the United States on The Nasdaq National Market tier of The Nasdaq Stock Market (symbol BIOM).

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below for, and as of the end of, each of the years in the three-year period ended December 31, 2004 is derived from our Consolidated Financial Statements for the fiscal periods ended December 31, 2004 and December 31, 2003, which have been audited by our independent registered chartered accountant Deloitte & Touche LLP. The data should be read in conjunction with our audited Consolidated Financial Statements and the notes therein contained in our 2004 Annual Report, which are incorporated herein by reference.

Three Year Financial Information
(expressed in thousands of Canadian dollars, except per share data)

	Years Ended December 31
Statement of Operations	2004	2003	2002
Revenue	$8,941	$3,416	$5,304

Expenses (1, 2)	$21,935	$22,326	$38,901
Other income (expense) (1, 2)	$769	$(64)	$2,238

Net loss	$(12,225)	$(18,974)	$(31,359)

Basic and diluted loss per share	$(0.17)	$(0.31)	$(0.68)

Weighted average number of common shares outstanding (in thousands)	72,941	62,498	52,996

(1) In 2002, we reclassified Interest Expense from Operating expenses to non-operating other expense.

(2) In 2004, we reclassified Gain on disposal of capital assets from non-operating other income to operating expenses.

All prior year figures have been restated to conform to the current year’s presentation

	Years Ended December 31
Balance Sheet Data:	2004	2003	2002
Working capital (1)	$37,107	$37,810	$29,063

Total assets	$40,821	$43,065	$39,969

Total long-term liabilities	$30	$30	$126

Total long-term deferred revenue	$1,241	$6,671	$7,724

Shareholders’ equity	$36,963	$31,750	$22,289

Common shares outstanding (in thousands)	78,340	72,545	53,796

(1)	Working capital is calculated as the sum of Total Current Assets less Total Current Liabilities as excerpted, where applicable, from our December 31, 2004 and December 31, 2003 audited Consolidated Financial Statements.

     The above information is presented in accordance with accounting principles generally accepted in Canada and conforms in all material respects with those of the United States, except as disclosed in Note 20 to our audited Consolidated Financial Statements for the fiscal period ended December 31, 2004.

     To date, we have not paid any dividends on our common shares and do not expect to do so in the foreseeable future. Earnings, if any, will be retained to finance our ongoing operations and to develop and expand our business.

     We incurred expenses in relation to research and development of $13,576, $14,700 and $28,304 for the years 2004, 2003 and 2002, respectively.

AUDIT COMMITTEE

     We have a separately designated standing Audit Committee consisting of Christopher S. Henney, PhD, DSc; W. Vickery Stoughton, B.Sc, MBA; and Michael C. Welsh, QC. We believe we comply in all respects with the requirements of Nasdaq and the Toronto Stock Exchange and other applicable regulatory requirements related to the Audit Committee and its members. Our Board of Directors has determined that W. Vickery Stoughton meets the requirements of an Audit Committee financial expert and that each of the members of the Audit Committee is financially literate (by virtue of their education and experience — see “Directors and Officers”) and is independent (as that term is defined in the listing standards of Nasdaq and applicable Canadian regulatory requirements). The charter of the Audit Committee is attached as Schedule A to this annual information form.

INDEPENDENT AUDITORS

Auditor’s Fees

     The aggregate fees billed for professional services by Deloitte & Touche LLP (our independent auditors) for the years ended December 31, 2004 and 2003 are presented below:

Type of Service	2004	2003
Audit fees[1]	$176,272	$195,140
Audit-related services[2]	40,475	1,590
Tax advisory services[3]	116,139	103,720
Other services[4]	3,365	6,924

Total	$336,251	$307,374

Notes:

(1)	For the audit and/or review of our consolidated annual and quarterly financial statements including attendance at Audit Committee meetings. In addition, includes fees related to comfort letters, consents and other services related to regulatory filings.

(2)	For services reasonably related to audit or review of the financial statements including accounting consultations not included in (1) above.

(3)	For tax compliance, advisory, planning, and return preparation/review, as applicable.

(4)	For services other than those reported in (1) to (3).

Pre-approval Policies and Procedures

     Pursuant to its charter (a copy of which is attached as Schedule A to this annual information form), the Audit Committee has the responsibility to recommend the selection (selection is subject to full Board approval and shareholder approval), evaluate, and where appropriate, recommend the replacement of the independent auditor. The Audit Committee is directly responsible for recommending the compensation and for overseeing the work of the independent auditor. The independent auditor reports directly to the Audit Committee.

     The Audit Committee has adopted a formal policy whereby it pre-approves all auditing and permitted non-audit services to be performed for Biomira by its independent auditor. In the event that pre-approval for such auditing services and non-auditing services cannot be obtained as a result of inherent time constraints in the matter for which the services are required, the Chairman of the Audit Committee has been granted the authority to pre-approve such services and the Chairman of the Audit Committee will report for ratification such pre-approval to the Audit Committee at its next scheduled meeting. The Audit Committee has complied with the procedures set forth above, and has otherwise complied with the provisions of its charter.

INTERESTS OF EXPERTS

     Our auditors are Deloitte & Touche LLP, 2000 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 4E4. Our consolidated financial statements as at December 31, 2004 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent registered chartered accountants, given their authority as experts in auditing and accounting. As at February 28, 2005, the partners of Deloitte & Touche LLP did not own any Biomira Inc. Common Shares.

OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Our Chief Executive Officer, Chief Financial Officer, Vice President, Treasury and Financial Operations, and the Director of Investor Relations, with the participation of outside advisors and others within our company, carried out an evaluation of the effectiveness of the design and operation of our current Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual information form, our Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to Biomira and required to be included in our periodic regulatory filings in Canada and the United States.

Changes in Internal Controls

     There have been no changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the end of the period covered by this annual information form.

CODES OF CONDUCT AND ETHICS

     We have adopted a Code of Ethics that applies to our Principal Executive Officer and our Senior Financial Officers. These include the Chief Executive Officer, the Chief Financial Officer and the Principal Accounting Officer, and will also extend to any person performing similar functions. We have posted the full text of the Code of Ethics on our internet website, which can be accessed at www.biomira.com. No amendments to the Code of Ethics have been made since it was adopted and no waivers, express or implicit, from any provision of the Code of Ethics have been made in favour of any of the officers or persons covered by the Code of Ethics. The Code of Ethics has been signed by our President and Chief Executive Officer, our Vice President of Finance and our Vice President, Treasury and Financial Operations.

     In addition, we have also adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees. We have posted the full text of this Code on our internet website. No waivers from, or material amendments to, this Code have been granted or adopted since its adoption. The few minor amendments made to this Code related to clarifying the reporting structure under this Code.

DIRECTORS AND OFFICERS

     The name, positions with Biomira and principal occupations of each of our directors and officers are as follows:

Director/
Name and Address	Office	Officer Since	Principal Occupations
ERIC E. BAKER, BSc, MBA (1) Long Sault, Ontario	Chairman and Director	August 1985	President of Miralta Capital II Inc. (a venture capital company)

S. ROBERT BLAIR, C.C. (1) Vancouver, British Columbia	Director	February 1992	Executive Chair and President, Photon Control Inc.; prior thereto Commissioner General for Canada’s participation at EXPO 2000, Hannover, Germany

Director/
Name and Address	Office	Officer Since	Principal Occupations
CHRISTOPHER S. HENNEY PhD, DSc (2) (3) (4) Seattle, Washington	Director	March 2005	Chairman, Structural GenomiX (a private company); Chairman, Xcyte Therapies, Inc.; Director Bionomics Ltd., Adelaide, Australia; prior thereto Chairman and Chief Executive Officer, Dendreon Corporation; Co-founder – Immunex, ICOS and Dendreon

SHEILA MORIBER KATZ, MD, MBA (5) Philadelphia, Pennsylvania	Director	June 1997	Professor of Pathology and Laboratory Medicine, Drexel University; Special Expert United States Government; prior thereto, Dean of Hahnemann University School of Medicine and Co-founder of the School of Public Health

RICHARD L. JACKSON, PhD (1) (3) Cincinnati, Ohio	Director	May 2003	President, Richard Jackson Associates, LLC (a biotechnology and pharmaceutical consulting company); prior thereto President and CEO, Chairman of Board of Directors, EmerGen, Inc. (a biotechnology company); Senior Vice President, Research and Development, Atrix Laboratories, Inc. (a biotechnology company)

T. ALEXANDER McPHERSON, MD, PhD Edmonton, Alberta	President, Chief Executive Officer and Director	March 1987	President and Chief Executive Officer, Biomira Inc.; Professor Emeritus, University of Alberta

W. VICKERY STOUGHTON, BSc, MBA (2) Culver City, California	Director	June 1997	Independent consultant; prior thereto Chairman and Chief Executive Officer, Careside Inc. (a research and development, medical devices company, which filed for bankruptcy in October, 2002); prior to July 1996, President of SmithKline Beecham Diagnostics Systems; and prior to October 1995, President of SmithKline Beecham Clinical Laboratories

MICHAEL C. WELSH, QC (2) (3) Sherwood Park, Alberta	Director	March 1987	President, Almasa Capital Inc. (a venture capital company) since 1997; prior thereto, Partner, Welsh & Company (Barristers and Solicitors)

ROBERT D. AUBREY, BSc Edmonton, Alberta	Vice President, Marketing and Business Development	September 1990	Vice President, Marketing and Business Development of Biomira Inc. since September 1990

Director/
Name and Address	Office	Officer Since	Principal Occupations
GUY ELY, MD Oakville, Ontario	Vice President, Clinical and Medical Affairs	March 2002	Vice President, Clinical and Medical Affairs of Biomira Inc. since March 2002; prior thereto, Vice President, Clinical and Medical Affairs of Lorus Therapeutics Inc.

RONALD HELMHOLD, BA, BComm, CA Edmonton, Alberta	Vice President, Treasury and Financial Operations	November 2003	Vice President, Treasury and Financial Operations of Biomira Inc.; prior to November 2003, Senior Director, Finance and Corporate Controller of Biomira Inc.; prior to January 2002, Corporate Controller of Biomira Inc. since April 1996

MARILYN OLSON, BComm, MLT, RAC Edmonton, Alberta	Vice President, Regulatory Affairs	May 2003	Vice President, Regulatory Affairs of Biomira Inc.; prior to May 2003, Senior Director, Regulatory Affairs of Biomira Inc.; prior to January 2001, Director, Regulatory Affairs of Biomira Inc.; prior to September 1995, various managerial positions with Biomira Inc. since October 1989

EDWARD A. TAYLOR, CGA Edmonton, Alberta	Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary	May 1995	Vice President, Finance and Administration and Chief Financial Officer and Corporate Secretary of Biomira Inc. since May 1995

Notes:

(1)	Member of Executive Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Director since March 8, 2005 (appointed after resignation of Sheila Moriber Katz)

(5)	Resigned as a Director in February, 2005

Our directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over, as of February 28, 2005, approximately 0.3% of our outstanding common shares. The term of office of each director is until our next annual meeting of shareholders or until his/her successor is elected, unless his/her office is earlier vacated in accordance with our bylaws.

SHARE CAPITAL

Introduction

     Our authorized share capital currently consists of the following classes of shares, all of which are without par value: (i) an unlimited number of common shares, of which 78,360,353 were outstanding as at February 28, 2005; (ii) 12,500 non-voting redeemable Class A preference shares (“Class A Preference Shares”), all of which are outstanding; and (iii) an unlimited number of Class B preference shares issuable in series (“Class B Preference Shares”), none of which are currently outstanding. The attributes of these classes of shares are summarized below.

Common Shares

     The holders of the common shares are entitled to receive notice of and to attend any meeting of our shareholders and are entitled to one vote in respect of each common share held at such meetings. Subject to our obligation to apply 20% of our net profits, if any, for the preceding fiscal year for the redemption of the Class A Preference Shares and to the prior rights of the holders of the Class B Preference Shares, the holders of the common shares are entitled to receive such dividends as may be declared by the directors. On a distribution of our assets, the holders of the common shares, subject to the prior rights of the holders of the Class A Preference Shares and the Class B Preference Shares, are entitled to receive our remaining assets.

     As at February 28, 2005 we had 3,594,847 options and 3,631,800 warrants outstanding and unexercised. Assuming the exercise of all options and warrants exercisable as at February 28, 2005, there would be 85,587,000 common shares outstanding.

Class A Preference Shares

     The holders of the Class A Preference Shares are not entitled to any dividends, but are entitled on a distribution of our assets, in priority to the Class B Preference Shares, the common shares and all other shares ranking junior to the Class A Preference Shares, to receive, as a class, from our assets, the lesser of (a) a sum equivalent to 20% of our net profits for the period commencing at the end of our last completed fiscal year and ending on the date of the distribution of assets, together with a sum equivalent to 20% of our net profits for the last completed fiscal year less any portion thereof received by such holders in connection with the redemption of Class A Preference Shares and (b) $100 for each Class A Preference Share held by them.

     The Class A Preference Shares are redeemable by us at any time on payment for each share to be redeemed of the sum of $100. We are obligated in each year to apply 20% of our net profits (if any) for the preceding fiscal year toward the redemption of the Class A Preference Shares.

     The holders of the Class A Preference Shares are not entitled to receive notice of or to attend or vote at any shareholders’ meetings except in respect of matters which would vary or amend a preference, right, condition, restriction or prohibition attaching to such shares, as provided by the Canada Business Corporations Act.

Class B Preference Shares

     The Class B Preference Shares may be issued from time to time in one or more series, each series consisting of the number of shares, and having the designation, rights, privileges, restrictions and conditions, which our directors determine prior to the issue thereof. With respect to payment of dividends and distributions in the event of our liquidation, dissolution or winding-up, the Class B Preference Shares are subject to the prior rights of the holders of the Class A Preference Shares, including our obligation to redeem such shares, but are entitled to preference over the common shares.

Trading Price and Volume

     Our common shares are traded in Canada on the Toronto Stock Exchange and in the United States on the Nasdaq National Market (see “Market For Securities”). The monthly price ranges and volume traded on these two marketplaces during 2004 were as follows:

							Volume
Month	High		Low		Close		Traded
Toronto Stock Exchange

January		$2.80		$1.90		$2.50	4,985,364
February		2.62		2.18		2.43	2,481,345
March		3.27		2.33		2.49	5,968,186
April		2.75		2.06		2.20	4,094,305
May		2.30		2.02		2.15	1,456,682
June		2.23		1.69		1.74	1,734,396
July		1.78		1.05		1.68	2,532,058
August		1.65		1.23		1.28	828,829
September		2.22		1.31		1.81	3,999,148
October		1.94		1.55		1.70	1,263,793
November		2.08		1.54		1.96	1,835,631
December		4.97		1.81		2.88	31,218,126

January - December		$4.97		$1.05			62,397,863

Nasdaq National Market

January	US$	2.14	US$	1.38	US$	1.89	35,772,532
February		1.96		1.62		1.78	13,999,928
March		2.45		1.73		1.87	46,462,371
April		2.09		1.49		1.58	25,584,682
May		1.74		1.42		1.55	7,397,844
June		1.64		1.27		1.29	8,720,705
July		1.35		0.77		1.29	8,645,649
August		1.35		0.93		0.97	3,201,759
September		1.74		0.99		1.44	11,406,947
October		1.57		1.24		1.40	5,537,221
November		1.73		1.31		1.66	9,715,963
December		4.15		1.51		2.41	228,802,730

January - December	US$	4.15	US$	0.77			405,248,331

Transfer Agent and Registrar

     Our transfer agent and registrar is Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 and our common share register of transfers is maintained at such location.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual information form contains certain forward-looking statements regarding, among other things, our anticipated financial and operating results, proposed clinical trials and the analysis of the results therefrom, and proposed transactions, including the possible acquisition of, or the possible divestiture of, certain of our assets or current business activities. For this purpose, forward-looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “believes”, “expects”, “anticipates”, or similar expressions. We are including this cautionary statement to identify important factors that could cause our actual results or plans to differ materially from those projected in forward-looking statements made by us, or on our behalf. These factors, many of which are beyond our control, include our ability to (i) identify and capitalize on possible collaboration, strategic partnering, acquisition or divestiture opportunities, (ii) obtain suitable financing to support our operations, clinical trials and commercialization of our products, (iii) manage our growth and the commercialization of our products, (iv) achieve operating efficiencies as we progress from a mid-stage to a final-stage biotechnology company, (v) successfully compete in our markets, (vi) realize the results we anticipate from the clinical trials of our products, (vii) succeed in finding and retaining joint venture and collaboration partners to assist us in the successful marketing, distribution and commercialization of our products, (viii) achieve regulatory clearances for our products, (ix) obtain on commercially reasonable terms adequate product liability insurance for our commercialized products, (x) adequately protect our proprietary information and technology from competitors and avoid infringement of proprietary information and technology of our competitors, (xi) assure that our products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors and (xii) not encounter problems with third parties, including key personnel, upon whom we are dependent. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations will be met. All forward-looking statements contained herein are expressly qualified in their entirety by this Cautionary Statement.

RISK FACTORS

History of Operating Losses

     We commenced our research activities in 1985. To date, we have not generated positive cash flow or operating profits. There can be no assurance that operating profits will be generated in the foreseeable future.

Stage of Development

     The majority of our products are in the development stage and have not yet been produced or marketed commercially. There can be no assurance that we will ever successfully develop such products or that we will ever achieve significant revenues from such products if they are successfully developed.

Capital Needs

     We have expended and will continue to expend substantial funds in connection with our product development activities and clinical trials and regulatory approvals. The funds generated from operations will be insufficient to enable us to bring all of our products currently under development to commercialization. Accordingly, we may have to raise additional funds. No assurance can be given that additional financing will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, we may have to reduce or eliminate expenditures for research and development, testing, production and marketing for some of our proposed products.

Dependence on Third Parties

     We are or may in the future be dependent on third parties for certain raw materials, for antibody production, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of our potential products. By way of example, we are, in preparation for a potential multinational registration trial, currently scheduling for the manufacture of new vaccine supplies which will incorporate manufacturing changes to prepare for the future secure commercial supply of product. Although we do not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that we can obtain such materials and services.

Dependence on Key Personnel

     Our success depends in large part upon our ability to attract and retain highly qualified scientific, manufacturing, marketing and management personnel. We face competition for such personnel from other companies, academic institutions, government entities and other organizations. We are highly dependent upon certain technical personnel and consultants.

Government Regulation

     From inception to commercialization, the development, testing and manufacture of our products are generally subject to substantial government regulation. Regulatory compliance can take several years and can involve substantial expenditures. There can be no assurance that difficulties or excessive costs will not be encountered by us in our efforts to secure necessary approvals or licences, which could delay or prevent us from marketing our products.

Patents and Proprietary Technology

     Our policy is to file for and prosecute patent applications covering those of our inventions that we consider potentially beneficial to our business. We believe that our patent filings may contribute to the establishment and maintenance of a competitive position with respect to our products. However, while we believe that we possess proprietary rights, including unpatented trade secrets and know-how and our collection of proprietary monoclonal antibodies, and that our continuing technological innovations will enable us to maintain a competitive position, we do not have patents covering all of our present products and those under development. No assurance can be given that others will not independently develop substantially equivalent proprietary information and technology, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our unpatented trade secrets. In addition, there can be no assurance that our pending applications will result in issued patents, or that our issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent an issued patent by adoption of a competitive though non-infringing product or process.

     It must also be noted that no assurance can be given that others will not obtain patents that we would need to licence in order to produce and commercialize our products, or if a licence is required that it would be available on reasonable terms. In this regard, we are presently aware of a number of patents or applications which, if valid, at least potentially pose infringement risk in one or more countries to our products. There can be no assurance that, if a required licence is not obtained, we will be able to circumvent, through a reasonable investment of time and expense, such outside patents.

Technology and Competition

     Our success depends on maintaining a competitive position in the development of technologies and products in our area of expertise. Technological competition in the biotechnology industry from other biotechnology companies and others diversifying into the field is intense and expected to increase. Many of these companies have substantially greater research and development capability and experience, and marketing, financial and managerial resources than we do, and represent significant long-term competition for us. There can be no assurance that developments by others will not render our products or technologies noncompetitive. In addition, we may not be able to achieve the level of acceptance within the medical community necessary to compete successfully.

Volatility of Share Price

     The market prices for securities of biotechnology companies, including our securities, have been historically volatile. Future announcements concerning Biomira or its competitors, including the results of testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation and public concern as to the safety of our products, may have a significant impact on the market price of our common shares.

Product Liability and Insurance

     We currently do not have any products that are being sold commercially other than various chemical compounds that are manufactured for research and pre-clinical testing purposes by a small number of customers for which product liability coverage has been secured under our Commercial General Liability Policy. However, should we introduce products for commercial sale after obtaining regulatory approval, at such time we will require product liability insurance which may not be available in the required coverages, or on commercially reasonable terms. Nevertheless, use of our products and processes during current clinical trials may entail risk of product liability. We have obtained approximately CDN $12,314,000 (U.S. $10,000,000) of blanket clinical trial liability insurance for our product candidates in Phase II and III clinical trials. Given the scope, complexity and duration of multinational clinical trials, the wide variation in insurance requirements of each jurisdiction in which the trials are being conducted, and the changing pattern of litigation settlement, it is not possible at this time to determine the overall adequacy of such insurance coverage.

ADDITIONAL INFORMATION

     Upon request being made by any person to the secretary of Biomira, we shall provide to that person the following:

(a)	when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities:

(i)	one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference therein;

(ii)	one copy of our comparative financial statements for our most recently completed financial year, together with the accompanying report of the auditor, and one copy of any of our interim financial statements subsequent to the financial statements for the most recently completed financial year;

(iii)	one copy of our Management Proxy Circular in respect of our most recent annual meeting of shareholders that involve the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above. We may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Biomira.

Additional information, including directors and officers remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Management Proxy Circular for our annual meeting of shareholders which is to take place on May 18, 2005. Additional financial information is provided in the Financial Statements for our most recently completed financial year. As well, additional information relating to Biomira may be found on SEDAR at www.sedar.com. Copies of the Management Proxy Circular, Financial Statements and the Annual Report may be obtained upon request from the Investor Relations Department, Biomira Inc., 2011 - 94 Street, Edmonton, Alberta, T6N 1H1 (telephone: (780) 490-2812 or toll free 1-877-234-0444 ext. 812, facsimile: (780) 450-4772, email: IR@biomira.com).

March 31, 2005

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

SCHEDULE A

AUDIT COMMITTEE CHARTER

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
BIOMIRA INC.

Amended and restated as of March 2005

I	INTRODUCTION:

The Corporation’s management is responsible for preparing the Corporation’s financial statements. The independent auditors are responsible for auditing those financial statements. Management and the independent auditors have more knowledge and detailed information about the Corporation than do the Audit Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any professional certification as to the independent auditors’ work or any expert or special assurance as to the Corporation’s financial statements, including with respect to auditor independence. Each member of the Committee shall be entitled to rely on the integrity of people and organization from whom the Committee receives information and the accuracy of such information, including representations by management and the independent auditors regarding information technology and other non-audit services provided by the independent auditor.

In any situation where the rules differ between exchanges on which the Corporation is listed, the Audit Committee will require that the Corporation adopt the higher standard rules.

II	PURPOSE

The Audit Committee (the Committee) is a standing Committee of the Board of Directors whose primary function is to assist the Board with fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information, including any publicly released information that may influence shareholders, or potential shareholders, provided by the Corporation to any governmental body or the public; (b) the adequacy and effectiveness of the corporation’s systems of internal controls regarding finance, accounting , and legal compliance that management and the Board have established; and (c) the Corporation’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels.

The primary duties and responsibilities of the Committee are to:

•	Serve as an independent and objective party to monitor the Corporation’s financial reporting process and the system of internal controls.

•	Monitor the independence and performance of the Corporation’s external auditors and the internal auditing process.

•	Provide an open avenue of communication among the independent auditors, financial and senior management, internal audit, and the Board of Directors.

III	COMPOSITION

•	The Committee shall be comprised of not less than three Directors, including a Committee Chair, each of whom shall be affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Corporation’s annual Proxy Statement.

•	All membership of the Audit Committee will meet all independence and financial literacy requirements of the Toronto Stock Exchange and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Corporation.

•	All members of the Committee shall be considered to be “financially literate” within the meaning applied thereto by the above-noted regulatory bodies.

•	At least one member of the Committee shall be an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission (the “SEC”). (See “Definitions” Appendix 1).

•	Members of the Committee shall be elected annually by the Board, usually following the Annual General Meeting of the Corporation, and shall serve until the next such meeting or until his or her successor shall be duly elected and qualified.

•	Any member of the Committee may be removed or replaced at any time with or without cause by a majority resolution of the Board of Directors before the expiration of his/her period of office. A member of the Committee shall cease to be a member as soon as such member ceases to be a Director.

•	Any vacancy occurring on the Committee may be filled for the remainder of the term by resolution of the Board of Directors who shall appoint a qualified person.

•	The Board shall elect, by a majority vote, one member as Chairman.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

IV	AUTHORITY AND RESPONSIBILITIES

Meetings and Procedures

•	Frequency: The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than four times per year.

•	Forum: Meetings may be conducted with members present, or by telephone or other communication facilities that permit all persons participating in the meeting to hear or communicate with each other.

•	Waiver: A meeting of the Committee may be held at any time without previous notice if:

❑	all members of the Committee are present and do not object to such a meeting; or

❑	all members of the Committee, as the case may be, waive notice in writing of the Notice of Meeting relative to the time, place and purpose of such a meeting.

•	Quorum: No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present. A quorum shall be a majority of the elected members.

•	Notice of Meeting: The Chair of the Committee will ensure that adequate notice is provided of meetings, with appropriate materials provided, where possible, seven days in advance of the meeting. No significant materials will be tabled at the meeting without the consent of the Committee.

•	Minutes: Minutes of the proceedings of all meetings of the Committee will be maintained and delivered to the Corporate Secretary for inclusion in the Corporate Records.

•	Auditors’ Attendance: At the request of the independent auditor, the Committee Chairman will convene a meeting of the Committee to consider matters the auditor believes should be brought to the attention of the Directors. The Committee will meet at least annually with the external auditors, with management not present.

•	Other Attendees: The Committee may request that any Director, Officer or employee of the Corporation, or other person whose advice and counsel is sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee requests. The President and CEO, the CFO and the external auditors normally attend the meetings.

•	Executive Session: The Committee will meet twice yearly in Executive Session without management present.

•	Consultants: The Committee may retain outside consultants at the expense of the Corporation, if it considers it to be appropriate in order to properly carry out its responsibilities (with prior notice to the President and Chief Executive Officer). The Corporation shall provide appropriate funding, as determined by the Committee, to cover these costs, as well as administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

•	External Communication: The Committee, through its Chair, shall have the authority to communicate directly with the internal and external auditors, if necessary.

•	Special Circumstances: Should it be necessary, in order to prevent loss to the Corporation, the Chair of the Committee may exercise the powers of the Committee in between meetings of the Committee. In such event, the Chair shall immediately report such activity to the members of the Committee. The actions or decisions taken in the name of the committee shall be recorded in the proceedings of the Committee.

Specific Responsibilities:

The Committee is responsible for approving, monitoring, evaluating and advising on matters affecting:

a)	Oversight of financial reporting and continuous disclosure

b)	Oversight of external audit activities

c)	Oversight of accounting systems and internal controls

d)	Oversight activities such as corporate compliance and risk management, as referred by the Board.

FINANCE

In carrying out its duties, the Committee shall:

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management;

•	Review and recommend to the Board the approval of the Corporation’s investment policy; and

•	Monitor Compliance with the Corporation’s investment policy.

Financial Reporting and Continuous Disclosure

In carrying out its financial reporting and continuous disclosure duties the Committee shall:

•	Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related news release of the Corporation and report thereon to the Board of Directors.

•	Satisfy itself, on behalf of the Board of Directors, that the Corporation’s quarterly and annual audited financial statements are fairly presented in accordance with generally accepted accounting principles and shall recommend to the Board of Directors whether the quarterly and annual financial statements should be approved.

•	Satisfy itself, on behalf of the Board of Directors, that the information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review any reports or other financial information of the Corporation submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

•	Review disclosures, if any, made to the Committee by the President and Chief Executive Officer and the Chief Financial Officer during their process for certification of financial reports about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees.

•	Have the right, for the purpose of performing their duties, to have direct, independent and confidential access to the independent auditors and to the Corporation’s other Directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities the Committee. Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

•	Permit the Board of Directors to refer to the Committee such matters and questions relating to the financial position of the Corporation and its affiliates or the reporting related thereto as the Board of Directors may from time to time see fit.

Financial Reporting Processes, Risk Management and Internal Control

•	Review the audit plan of the external auditors for the current year, review the integration of the external audit with the internal control program and review advice from the external auditors relating to management and internal control and the Corporation’s responses to the suggestions made therein. The review to include areas of materiality, audit reports required and areas of audit risk, timetable;

•	Review with the external auditor the appropriateness of accounting policies and financial reporting used by the Corporation, any proposed change in significant accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting.

•	Monitor the Corporation’s internal accounting control, information gathering systems and management reporting on internal control.

•	Satisfy itself, on behalf of the Board of Directors, that the Corporation has implemented appropriate systems of internal control over financial reporting and the safeguarding of the Corporation’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of Corporate performance in light of applicable risks) affecting the Corporation’s assets, management, financial and business operations and that these are operating effectively.

•	Review the post-audit management letter together with management’s response and subsequent follow-up to any identified weaknesses or problem areas and review the summary of discussions with management and resolutions of discussion thereto.

•	Meet privately with the external auditor to discuss any pertinent matters relating to the annual audit, restrictions imposed by management, any significant disagreements with management and condition of financial systems.

External Auditor Activities

The Audit Committee has the responsibility to recommend the selection (selection is subject to full Board approval and shareholder approval), evaluate, and where appropriate, recommend the replacement of the independent auditor. The Audit Committee is directly responsible for recommending the compensation and for overseeing the work of the independent auditor. The independent auditor reports directly to the Audit Committee. The Committee shall undertake the following responsibilities with respect to the external auditor of the Corporation:

•	Annually review and evaluate the performance of the external auditor and recommend to the Board the appointment or, if so determined by the Committee, the replacement of the external auditors, subject to the approval of the Board and the shareholders.

•	Review the terms of the external auditor’s engagement including the appropriateness and reasonableness of the proposed audit fees and any unpaid fees and ensure the independent auditor is a public accounting firm that participates in the oversight program of the Canadian Public Accounting Board (CPAB). The fees paid to the independent auditor for audit and permissible non-audit services will be disclosed annually in the Corporation’s Proxy Statement. Recommend to the Board of Directors the terms and conditions of engagement.

•	When there is to be a change in auditor, review all issues related to the change, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition.

•	Review all reportable events, including disagreements, unresolved issues and consultation, on a routine basis, whether or not there is to be a change of auditor.

•	Review and pre-approve any engagement for any permissible non-audit services to be undertaken by the external auditor’s firm or its affiliates. (See attached Appendix 2 – Policy & Procedures Regarding Non-audit Services).

•	Ensure that the lead audit partner is rotated if the partner has performed audit services for the Corporation in each of the previous five years.

•	Through formal written representation from the auditor, satisfy itself, on behalf of the Board of Directors, that the Corporation’s auditors are “independent” of management, within the meaning given to such term in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies.

•	Review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s current and former auditor.

Legal and Regulatory Compliance

•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Corporation and remitted to the appropriate authorities.

•	Review, with the Corporation’s principal external counsel, any legal matter that could have a significant impact on the Corporation’s financial statements.

•	Review and take appropriate action with respect to any reports to the Committee from legal counsel engaged by the Corporation concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Corporation.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identify those that require further work.

•	Establish procedures for:

▪	The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

▪	The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

•	From the Corporate Governance and Nominating Committee (CGNC), receive at least annually, their assessment of the effectiveness and efficiency of the process. Make changes as necessary.

•	Related Parties:

o	The Committee shall review and approve policies and procedures with respect to proposed transactions between the Corporation and related-parties.

o	The Committee shall review and approve in advance all such related-party transactions.

•	The Committee shall review with management and the independent auditor any correspondence and/or any published reports that raise material issues regarding the Corporation’s accounting policies.

Compliance Oversight and Risk Management

•	The Committee reviews the Corporation’s compliance with significant laws and regulations, business ethics, and conflict of interest policies.

•	The Committee reviews risk management practices and monitors significant risks including the adequacy of insurance coverage.

General

•	Perform any other activities consistent with this Charter, the Corporation’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

Reporting Responsibilities

•	The Committee will report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Legal Responsibilities

•	The Committee will perform such functions as may be assigned by law, by the Corporation’s certificate of incorporation, articles or similar documents, or by the Board of Directors.

Committee Governance Responsibilities

•	Receive for consideration annually, CGNC’s evaluation of this Charter and any recommended changes. Review and assess the CGNC recommended changes and, in the Committee’s discretion, make recommendations to the Board for consideration.

Amendments to Charter and Annual Performance Review

•	The Committee will annually evaluate its own performance as a Committee and review this Charter and report any changes to the CGNC. Recommended amendments to be ratified by a simple majority of the Board of Directors.

•	Honouring the spirit and intent of applicable law as it evolves, the Committee has the authority to make minor technical amendments to this Charter and report any such amendments to the CGNC at its next meeting.

Approved by the Board of Directors March 8, 2005

APPENDIX 1

Definitions

Audit Committee Financial Expert:

One member of the Committee shall be an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission (the “SEC”). An “audit committee financial expert” is defined by the SEC as a person who has the following attributes:

•	an understanding of generally accepted accounting principles and financial statements;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

Further, the SEC requires that the audit committee financial expect must have acquired such attributes through any one or more of the following:

1.	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

2.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

3.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

4.	other relevant experience.

The Corporation is required by the SEC to disclose the name of the audit committee financial expert in its Form 40-F or 20-F filing.

The Toronto Stock Exchange (the “TSX”) requires all members of the Audit Committee to be “financially literate” and requires at least one member to have “financial expertise”. The Board of Directors of the Corporation has determined that a Director shall be “financially literate” if he or she has the ability to read and understand a balance sheet, an income statement and the notes thereto. Further, the Board of Directors of the Corporation has determined that a Director shall be deemed to have “financial expertise” if he or she has the experience described in any one of (1) to (4) above.

Review:

In the context of the Audit Committee’s Charter, “review” shall have the following meaning:

“reading the document and making inquiries of management and, where they are involved, the auditors, to determine the reasonableness of its contents and presentation”.

APPENDIX 2

Policies and Procedures Governing Non-Audit Services
Performed by Biomira’s External Auditors

POLICY

The Committee shall ensure that Biomira adheres to Auditor Independence rules as established by the applicable governing bodies in Canada and the United States.

Rules prohibit a registered public accounting firm from providing any non-audit services to the issuer contemporaneously with an audit, including nine specified categories of non-audit services:

1.	bookkeeping or other accounting record services;

2.	financial information systems design and implementation;

3.	appraisal or valuation services or fairness opinions;

4.	actuarial services

5.	internal audit outsourcing services;

6.	management functions or human resources;

7.	broker or dealer, investment advisor, or investment banking services;

8.	legal and expert services unrelated to the audit;

9.	any other service that the Committee determines should be prohibited.

Non-audit services not falling into one of the above categories (ie. tax services) may be performed provided they are pre-approved by the issuer’s Audit Committee. Procedures for pre-approval of non-audit services are outlined below.

PROCEDURE

The following procedures outline the process for Audit Committee approval of non-audit services performed by the Corporation’s external auditors.

1.	Annual approval of proposed services – On an annual basis prior to the completion of the audit, the Committee will review a listing prepared by management of all proposed non-audit services to be performed by the external auditor for the upcoming fiscal year. Such listing to include scope of activity and estimated budget amount.

2.	Annual ratification of completed services - On an annual basis, prior to completion of the external audit, the Committee will review a listing prepared by the external auditors of all non-audit services performed during the immediately preceding fiscal year. The Committee, if satisfied with the appropriateness of the services, will provide ratification to all services prior to completion of the audit.

3.	Interim approval — If non-audit services are required subsequent to the annual pre-approval of services, management will seek approval of such services at the next regularly scheduled Audit Committee meeting. If such services are required prior to the next Audit Committee meeting, management will confer with the Audit Committee Chairman regarding either conditional approval subject to full Audit Committee ratification or the necessity to convene a meeting.

SUPPLEMENTAL INFORMATION NOT INCLUDED

IN CANADIAN ANNUAL INFORMATION FORM

PRESENTATION OF INFORMATION AND CURRENCY EXCHANGE RATES

               Unless otherwise stated, all financial information presented in this Form 40-F or in the Company’s financial statements is presented in Canadian dollars. On March 29, 2005, Cdn $1.00 equals U.S. $0.8241.

               Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. The high and low noon exchange rates, the average rates (average of the exchange rate from the last day of each month during the period) and the end period rates for Canadian dollars, expressed in United States dollars, from January 1, 2000 to December 31, 2004, as reported by the Federal Reserve Bank of New York, were as follows:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Exchange Rate at end of year	$.8310	$.7738	$.6329	$.6279	$.6669
Average Exchange Rate during year	$.7682	$.7136	$.6368	$.6467	$.6732
High Exchange Rate during year	$.8493	$.7738	$.6619	$.6697	$.6969
Low Exchange Rate during year	$.7158	$.6349	$.6200	$.6241	$.6410

RECONCILIATION TO UNITED STATES GAAP

               The consolidated financial statements were prepared on the basis of Canadian generally accepted accounting principles applicable to the Company. As applicable to the Company, any material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States have been incorporated in the audited consolidated financial statements, and particularly as described in Note 20 to the Company’s Consolidated Financial Statements, and all of which have been reconciled for any significant differences between generally accepted accounting principles used in the United States and in Canada in accordance with the instructions of Item 18 of the Commission’s Form 20-F.

NATURE OF TRADING MARKET

               The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The Nasdaq National Market. The following table sets out the reported high and low prices on The Toronto Stock Exchange and on The Nasdaq National Market.

	The Toronto		The Nasdaq
	Stock Exchange [1]		National Market
	Price Range		Price Range
	High	Low	High		Low
2003
First Quarter	$2.26	$1.36	US$	1.47	US$	0.91
Second Quarter	$6.60	$1.50	US$	4.95	US$	1.03
Third Quarter	$3.43	$1.60	US$	2.55	US$	1.10
Fourth Quarter	$2.89	$1.73	US$	2.16	US$	1.26

	The Toronto		The Nasdaq
	Stock Exchange [1]		National Market
	Price Range		Price Range
	High	Low	High		Low
2004
First Quarter	$3.27	$1.90	US$	2.45	US$	1.38
Second Quarter	$2.75	$1.69	US$	2.09	US$	1.27
Third Quarter	$2.22	$1.05	US$	1.74	US$	0.77
Fourth Quarter	$4.97	$1.54	US$	4.15	US$	1.24

2005 First Quarter through March 29, 2005	$3.40	$2.17	US$	2.76	US$	1.77

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

     Dividends Paid on Common Shares

     Subject to the application of the “passive foreign investment company” (“PFIC”) rules discussed below, distributions paid on Common Shares (including any Canadian taxes withheld) to a U.S. Shareholder will be treated as ordinary income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Distributions in excess of such earnings and profits will be applied against the U.S. shareholder’s tax basis in Common Shares, and any distributions in excess of such tax basis will be treated as gain from the sale or exchange of such Common Shares. U.S. holders who are individuals are currently subject to a maximum federal income tax rate of 15% on qualified dividends received from foreign corporations that are “qualified foreign corporations.” We believe that the Company is a qualified foreign corporation. Distributions from the Company generally will not qualify for the United States dividends-received deduction available to corporations. Canadian withholding tax withheld or paid will be eligible for a credit against the U.S. Shareholder’s U.S. federal tax liability or, at the U.S. Shareholder’s election, a deduction in calculating U.S. tax liability. The ability to claim a credit for the Canadian taxes paid may be subject to significant limitations under the Internal Revenue Code.

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

     The Company intends to notify in writing its U.S. Shareholders within 45 days after the end of the taxable year for which the Company believes it might be a PFIC. In the past, including to the end of calendar year 2004, the Company does not believe that it was a PFIC. The Company has further undertaken (i) to provide its U.S. Shareholders with timely and accurate information as to its status as a PFIC and the manner in which the QEF Election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that U.S. Shareholders, at their option, may make a QEF Election.

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

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     The Company’s Chief Executive Officer, Chief Financial Officer, Vice President for Treasury and Financial Operations, and the Director of Investor Relations, with the participation of outside advisors and others within the Company, carried out an evaluation of the effectiveness of the design and operation of the Company’s current Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report, the Company’s Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to the Company and required to be included in the Company’s periodic SEC filings under the U.S. Securities Exchange Act of 1934, as amended. The report titled Management Report, signed by the Company’s Chief Executive Officer and its Chief Financial Officer, is included in this annual report on page 20 of Exhibit 99.1 hereto. In addition, each of those officers has provided the certifications required by Exchange Act Rule 13a-14(a), which are attached to this annual report as Exhibit Nos. 31.1 and 31.2. Management’s assessment pursuant to section 404 of Sarbanes-Oxley of the registrant’s internal control over financial reporting is not yet required for a foreign private issuer, such as the Company, and is not included.

Changes in Internal Controls

     There have been no changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the end of the period covered by this annual report.

CODES OF CONDUCT AND ETHICS

     The Company has adopted a Code of Ethics that applies to the Principal Executive Officer and the Senior Financial Officers of the Company. These include the Chief Executive Officer, the Chief Financial Officer and the Principal Accounting Officer, and will also extend to any person performing similar functions. This Code of Ethics was filed as an exhibit to the Company’s annual report on Form 40-F in 2003, and the Company has also posted the full text of the Code of Ethics on its internet website, which can be accessed at www.Biomira.com. No amendments to the Code of Ethics have been made since it was adopted and no waivers, express or implicit, from any provision of the Code of Ethics have been made in favor of any of the officers or persons covered by that Code of Ethics. The Code of Ethics has been signed by the Company’s President and CEO, its Vice President of Finance and its Vice President for Treasury and Financial Operations.

     In addition, the Company has also adopted a Code of Ethics and Business Conduct which applies to all of its directors, officers and employees. The Company has posted the full text of this Code, as currently revised, on its internet website. No amendments to, or waivers from, this Code have been adopted or granted since its adoption, except that the Code has been revised to clarify the reporting structure and to make it clear that all persons reporting infractions or other circumstances within the Company to officers or supervisors, or to its Board of Directors or any Committee or individual director thereof, or to the Compliance Officer, shall be treated strictly in confidence.

PENSION BLACKOUT PERIODS

     No notices were sent by the Company to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning equity securities of the Company in a pension or retirement plan subject to a blackout period, and generally these requirements are inapplicable to the Company.

AUDIT COMMITTEE

     During calendar year 2004, the Company had a separately designated standing Audit Committee consisting of Sheila Moriber Katz, MD, MBA; W. Vickery Stoughton, B.Sc, MBA; and Michael C. Welsh, QC. The Company believes it complies in all respects with requirements of Nasdaq and the Toronto Stock Exchange related to Audit Committees and its members. The Company’s Board of Directors has determined that W. Vickery Stoughton meets the requirements of an Audit Committee financial expert and that Mr. Stoughton is independent, as that term is defined in rules and regulations of the Commission, as well as in the listing standards of Nasdaq and the Toronto Stock Exchange. Dr. Katz has recently resigned from the Board of Directors, and at its meeting on March 8, 2005, the Board replaced her with Christopher S. Henney on the Audit Committee. On March 8, 2005 the Board of Directors approved the Audit Committee Charter, found on pages 34 to 44 of this report.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANT FEES AND SERVICES

     All of the disclosure information pertaining to Audit Fees, Audit-Related Fees, Tax Fees and all Other Fees of the Company’s independent registered chartered accountant firm, together with disclosure of the Audit Committee’s pre-approval policies and procedures described in Rule 2-01 of Regulation S-X, are contained in the Company’s Annual Information Form, at pages 22 to 23 of this annual report. The de minimis exception to the pre-approval policies and procedures is inapplicable to the Company for the period covered by this annual report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     This information is included in the required format in the Company’s Management Discussion and Analysis section, and may be found at page 13 of Exhibit 99.1 to this annual report.

CONFLICTS BETWEEN NASDAQ RULES AND HOME COUNTRY JURISDICTION

     Nasdaq requires that the registrant provide a quorum for shareholder meetings of at least one-third of the issued and outstanding shares. The Company’s bylaws provide that such quorum shall be persons present not being less than two in number and holding or representing not less than 20% of the issued and outstanding shares entitled to vote at the meeting. The bylaw requirement is consistent, and the Nasdaq requirement is inconsistent, with generally accepted business practice of the primary market in Canada, which is the Toronto Stock Exchange, which is the exchange upon which shares of the Company are listed. In addition, there is no rule, law or regulation of a Canadian jurisdiction or public authority having jurisdiction over the Company which requires it to have a general quorum requirement for meetings of shareholders in excess of that currently required in its bylaws.

     Nasdaq requires that the Audit Committee have specific responsibilities and authority necessary to comply with Commission Rule 10A-3(b)(2), (3), (4) and (5), which includes the authority to select and retain the outside auditors and accountants. However, Section 162.(1) of the Canada Business Corporations Act, to which the Company is subject, requires that the shareholders, by ordinary resolution at each annual meeting, appoint an auditor to hold office until the next annual meeting. The Board of Directors of the Company has recently approved a charter for the Audit Committee of the Company, which delegates the responsibility and authority to the Committee to recommend the selection and evaluation of the independent registered chartered accountant, subject to full Board and shareholder approval. These charter provisions are not inconsistent with either of the Company’s bylaws nor Canadian law.

ADDITIONAL INFORMATION

     Additional information concerning the Company can be derived from the Company’s Reports of a Foreign Private Issuer on Form 6-K filed during calendar year 2004 and to date during calendar year 2005 with the Commission. The most recent Management Proxy Circular referenced as Exhibit 99.2 to this annual report, and furnished to the Commission with a Form 6-K on March 31, 2005, contains individual director stock ownership, stock options, corporate governance policies and other information. In addition, and as announced in its Form 6-K dated December 3, 2004, the Company will only furnish to the Commission those press releases and similar information which it believes to be material and information or documents otherwise required to be furnished by the Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This information may be found on pages 8 to 20 of Exhibit 99.1 to this annual report.

MANAGEMENT REPORT

     This information may be found at page 20 of Exhibit 99.1 to this annual report.

FINANCIAL STATEMENTS AND EXHIBITS

     The financial statements may be found at pages 21 to 47 of Exhibit 99.1 to this annual report.

A. FINANCIAL STATEMENTS INDEX

     Page references are to pages in Exhibit 99.1 to this annual report.

Page
Report of Independent Registered Chartered Accountants on the Consolidated Financial Statements of Biomira Inc. and Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences dated February 18, 2005.	21

Consolidated Balance Sheets of Biomira Inc. as at December 31, 2004 and December 31, 2003	22

Consolidated Statements of Operations and Deficit of Biomira Inc. for the years ended December 31, 2004, December 31, 2003, and December 31, 2002.	23

Consolidated Statements of Cash Flow of Biomira Inc. for the years ended December 31, 2004, December 31, 2003, and December 31, 2002.	24

Notes to the Consolidated Financial Statements of Biomira Inc.	25

B. EXHIBITS

Exhibit Number		Title
3.	1	Articles of Incorporation, as amended (Exhibit 1.1)(1)

3.	2	Bylaws (Exhibit 1.2) (1)

3.	3	Shareholder Rights Plan Agreement (2)

4.	1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)

4.	2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)

10.	1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)

10.	2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)

10.	3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)

10.	4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)

10.	5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)

10.	6	Ministry of Industry, Science and Technology Funding Agreement (4)

10.	7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

10.	8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

*10.	9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)

10.	10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)

10.	11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)

B. EXHIBITS

Exhibit Number		Title
10.	12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)

14.	1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (6)

23.	1	Consent of Deloitte & Touche LLP

31.	1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14

31.	2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14

32.	1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes-Oxley

32.	2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley

99.	1	Annual Report of the Company for calendar year 2004 mailed to Shareholders on or about March 30, 2005

99.	2	Notice of Annual General and Special Meeting of Shareholders of the Company to be held on May 18, 2005 and Management Proxy Circular dated February 28, 2005, and mailed to Shareholders on or about March 30, 2005 (7)

*	Application for Confidential Treatment Granted

(1)	Incorporated by reference to exhibits to the Company’s Registration Statement on Form 20-F, filed on August 5, 1991, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses). The prior filing of the Articles of Incorporation included all amendments thereto through June 27, 1991. The amendment of June 10, 1996 is filed herewith. The Articles of Incorporation, as amended, have never been restated into a single document.

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.

(7)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission and dated March 31, 2005.

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

Edward A. Taylor,
Vice President, Finance and Administration,
Chief Financial Officer and
Corporate Secretary

Date:	March 31, 2005

EXHIBIT INDEX

Exhibit Number		Description of Exhibit

3.	1	Articles of Incorporation, as amended (Exhibit 1.1)(1)

3.	2	Bylaws (Exhibit 1.2) (1)

3.	3	Shareholder Rights Plan Agreement (2)

4.	1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)

4.	2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)

10.	1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)

10.	2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)

10.	3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)

10.	4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)

10.	5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)

10.	6	Ministry of Industry, Science and Technology Funding Agreement (4)

10.	7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

10.	8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)

*10.	9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)

10.	10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)

10.	11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)

10.	12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)

14.	1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (6)

23.	1	Consent of Deloitte & Touche LLP

31.	1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14

31.	2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14

32.	1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes-Oxley

32.	2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley

99.	1	Annual Report of the Company for calendar year 2004 mailed to Shareholders on or about March 30, 2005

99.	2	Notice of Annual General and Special Meeting of Shareholders of the Company to be held on May 18, 2005 and Management Proxy Circular dated February 28, 2005, and mailed to Shareholders on or about March 30, 2005 (7)

*	Application for Confidential Treatment Granted

(1)	Incorporated by reference to exhibits to the Company’s Registration Statement on Form 20-F, filed on August 5, 1991, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses). The prior filing of the Articles of Incorporation included all amendments thereto through June 27, 1991. The amendment of June 10, 1996 is filed herewith. The Articles of Incorporation, as amended, have never been restated into a single document.

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.

(7)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission and dated March 31, 2005.