Form 40-F
period 2005-12-31
BIOMIRA INC
filed 2006-03-30
CIK 877984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number: 0-19451

BIOMIRA INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada (Jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

2011-94 Street
Edmonton, Alberta, Canada T6N lHl
(Address of principal executive office)

PHS Corporate Services, Inc.
Hercules Plaza, Suite 5100, 1313 Market Street
P.O. Box 1709
Wilmington, DE 19899-1709
(302) 777-6500
(Name, Address and telephone number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None
Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of Each Class: Common Shares, No Par Value	Name of each exchange on which registered: The Toronto Stock Exchange The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements (Incorporated by reference)

The Company had 78,816,564 Common Shares outstanding as of December 31, 2005

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

Yes ☒  No ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐  No ☒

TABLE OF CONTENTS

PAGE

ANNUAL INFORMATION FORM	1

SUPPLEMENTAL INFORMATION NOT INCLUDED IN CANADIAN ANNUAL INFORMATION FORM	II-1

PRESENTATION OF INFORMATION AND CURRENCY EXCHANGE RATES	II-1

RECONCILIATION TO UNITED STATES GAAP	II-1

NATURE OF TRADING MARKET	II-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	II-1

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES SHAREHOLDERS	II-1

CONTROLS AND PROCEDURES	II-4

CODES OF CONDUCT AND ETHICS	II-4

PENSION BLACKOUT PERIODS	II-4

AUDIT COMMITTEE	II-4

INDEPENDENT REGISTERED CHARTERED ACCOUNTANT FEES AND SERVICES	II-4

OFF-BALANCE SHEET ARRANGEMENTS	II-5

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	II-5

CONFLICTS BETWEEN NASDAQ RULES AND HOME COUNTRY JURISDICTION	II-5

ADDITIONAL INFORMATION	II-5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	II-5

MANAGEMENT REPORT	II-5

FINANCIAL STATEMENTS AND EXHIBITS	II-6

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS	II-8

SIGNATURES	II-9

EXHIBIT INDEX	II-10
Consent of Deloitte & Touche LLP
Certification of CEO of the Registrant under Rule 13a-14
Certification of CFO of the Registrant under Rule 13a-14
Certification of CEO of the Registrant under Section 906 of Sarbanes-Oxley
Certification of CFO of the Registrant under Section 906 of Sarbanes-Oxley
2005 Annual Report to Shareholders (incorporated by reference to a prior Form 6K filing)
Management Proxy Circular to Shareholders for Annual General and Special Meeting of Shareholders to be held on May 17, 2006 (incorporated by reference to a prior Form 6K filing)

- i -

BIOMIRA INC.

ANNUAL INFORMATION FORM

MARCH 30, 2006

TABLE OF CONTENTS
INCORPORATION	3
BUSINESS OF THE COMPANY	3
Immunotherapeutics	3
Corporate Strategy	11
Research, Development and Manufacturing Agreements	11
Patents and Proprietary Information	14
Marketing and Sales	15
Manufacturing	16
Competition	16
Government Regulation	17
Human Resources	19
Description of Property	20
Control of the Registrant	20
MARKET FOR SECURITIES	20
DIVIDENDS	20
AUDIT COMMITTEE	20
INDEPENDENT AUDITORS	21
Auditor’s Fees	21
Pre-approval Policies and Procedures	21
INTERESTS OF EXPERTS	22
OFF-BALANCE SHEET ARRANGEMENTS	22
CONTROLS AND PROCEDURES	22
Evaluation of Disclosure Controls and Procedures	22
Changes in Internal Controls	22
CODES OF CONDUCT AND ETHICS	22
DIRECTORS AND OFFICERS	23
SHARE CAPITAL	26
Introduction	26
Common Shares	26
Class A Preference Shares	26
Class B Preference Shares	27
Trading Price and Volume	27
Transfer Agent and Registrar	28
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	28
RISK FACTORS	28
History of Operating Losses	28
Stage of Development	29
Capital Needs	29
Dependence on Third Parties	29
Dependence on Key Personnel	29
Government Regulation	29
Patents and Proprietary Technology	30
Technology and Competition	30
Volatility of Share Price and Trading Volumes	30
Product Liability and Insurance	30
Product Pipeline	31
ADDITIONAL INFORMATION	31
GLOSSARY	33
SCHEDULE A	35

ANNUAL INFORMATION FORM

INCORPORATION

Biomira Inc. (“Biomira”) was incorporated under the Canada Business Corporations Act by Articles of Incorporation dated August 23, 1985. Our Articles have been amended from time to time to change our share capital, to delete private company restrictions and to provide our board of directors with certain additional rights with respect to the appointment of directors between annual general meetings. Our registered office is located at 2900 ManuLife Place, 10180 - 101 Street, Edmonton, Alberta T5J 3V5, and the address and telephone number of our principal office are Edmonton Research Park, 2011-94 Street, Edmonton, Alberta T6N lHl, (780) 450-3761.

Our principal subsidiaries are Biomira International Inc., a corporation incorporated under the laws of Barbados, Biomira B.V. (formerly called Biomira Europe B.V.), a corporation incorporated under the laws of the Netherlands, and Biomira USA Inc. (“Biomira USA”), a corporation incorporated under the laws of Delaware. Each of the aforementioned subsidiaries is a wholly owned subsidiary of Biomira.

We carry on our business directly and through our subsidiaries and in this Annual Information Form references to “Biomira”, “our”, “we” or “us” refer to Biomira Inc. and its subsidiaries unless the context specifies or implies otherwise.

BUSINESS OF THE COMPANY

We are an international biotechnology company headquartered in Canada engaged primarily in the research and development of innovative therapeutic approaches for cancer management. Our research and development efforts are currently focused on our core competency in immunotherapeutics, particularly developing synthetic vaccines and novel strategies for cancer immunotherapy. Our strategic mission is to build a sustainable and profitable company by bringing patients innovative, targeted therapeutics that extend quality and duration of life.

Immunotherapeutics

The immunotherapeutic or cancer “vaccine” approach is based on the concept that tumours possess distinct antigens that should be recognized by the body’s immune system. Immunotherapy is designed to stimulate an individual’s immune system to recognize cancer cells and control the growth and spread of cancers.

Our immunotherapeutics program currently focuses on the development of synthetic vaccines for active specific immunotherapy (“ASI”), utilizing synthetic carbohydrate and/or synthetic peptide mimics of natural cancer associated antigens to induce anti-cancer immune responses. The aim is to induce appropriate immune responses which will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. As well, novel liposome-based strategies have been developed for liposomal encapsulation of vaccines.

Active Specific Immunotherapy

We are developing therapeutic cancer “vaccines” which are designed to stimulate the patient’s immune system to fight cancer. Unlike conventional vaccines that are given to a patient to prevent occurrence of a particular disease, therapeutic cancer “vaccines” are designed to treat cancer that has already developed in the body. We believe that our efforts may lead to a new generation of effective anti-cancer therapeutics with little toxicity.

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

In pre-clinical studies at Biomira, L-BLP25 prevented the appearance of lung metastases in mice when given in advance of the breast cancer cell line expressing human Mucin 1 peptide antigen (“MUC1”). In another series of experiments where L-BLP25 was given to mice after the cancer had established small foci of cancer cells, the cancer cells were almost completely eradicated following L-BLP25 treatment. This therapeutic effect appears to be related to an anti-MUC1 T-cell immune response induced by the L-BLP25 vaccine.

On the strength of these results, in August, 1998 we began a Phase 1 safety and dose comparison study of L-BLP25 in 17 non-small cell lung cancer patients (an indication for which the prevalence of Stage IIIB and Stage IV patients in North America each year is approximately 77,000 patients). The cancer patients were randomized to be treated with either 20 microgram or 200 microgram doses of the vaccine. The study was conducted at the Cross Cancer Institute in Edmonton, Alberta. Enrolment for the study was completed in December, 1998. Analysis of the data from the Phase 1 trial showed that L-BLP25 is both safe and triggers a T-cell mediated immune response against cancer cells. Data from the Phase 1 clinical trial of L-BLP25 vaccine were published in the August, 2001 edition of the peer-reviewed journal Clinical Lung Cancer, Volume 3, No. 1. The lead author, Dr. Martin Palmer of the Alberta Cancer Board, Cross Cancer Institute in Edmonton, who was also the lead investigator in this trial, concluded that “the vaccine was well tolerated and showed important signs of immunogenicity”.

In August, 1999 we initiated the first stage of a Phase 2 clinical trial in Canada of our L-BLP25 vaccine in non-small cell lung cancer patients. The primary purpose of the first stage of the Phase 2 trial was to determine the optimal dosing for induction of an immune response to cancer to allow us to effectively plan large randomized trials using a dosing strategy that maximizes the potential for success. Enrolment (eight patients) was completed in December, 1999. From this study, we determined that a higher dose (1000 microgram) and more frequent administration of the vaccine induced a strong T-cell immune response in six out of the eight patients in the trial. Based on this immunology data, we designed a randomized Phase 2b clinical trial of L-BLP25 vaccine which was announced on August 9, 2000. On November 13, 2002, we announced completion of the enrolment of 168 (subsequently 171) patients in this multi-centre trial in patients with advanced (Stage IIIB and IV) non-small cell lung cancer at 13 sites in Canada and four sites in the United Kingdom. All patients had received first line standard chemotherapy and had responded to chemotherapy treatment with either a complete response or stable disease. Patients were randomized to L-BLP25 vaccine, plus best supportive care or to best supportive care alone. Best supportive care can include local radiotherapy and second line chemotherapy, according to current standard clinical practice. The objectives of the trial were to measure safety and possible survival benefit of L-BLP25 vaccine in these patients. Secondary endpoints of the trial were quality of life and immune response.

On April 2, 2004, we announced the preliminary results from our Phase 2b trial of L-BLP25 vaccine in patients with Stage IIIB and IV non-small cell lung cancer. The preliminary results indicated that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. The overall median survival was 17.4 months for patients on the vaccine arm versus 13 months for patients on the control arm. The median survival for patients with locoregional Stage IIIB disease who did not receive L-BLP25 vaccine was 13.3 months. As at April 2, 2004, patients on the treatment arm receiving L-BLP25 had not yet reached median survival. The two-year survival (patients still alive two years after entering the trial) for patients with locoregional Stage IIIB non-small cell lung cancer was 60% for the vaccine arm versus 36.7% for the control arm. In the overall patient population, the two-year survival was 43.2% for the vaccine arm versus 28.9% for the control arm.

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

On December 3, 2004, we announced the results of the updated survival analysis of our Phase 2b trial of L-BLP25 vaccine. At that analysis point, the patients with Stage IIIB locoregional disease had still not reached a median survival (at 23 months post enrolment of the last patient into the trial). We also announced the decision to amend the Phase 2b trial protocol to allow us to collect additional data on the patients from this trial to determine the median survival in the treatment arm. The median survival in the control arm, 13.3 months, had already been reached in April of 2004.

Based on the encouraging interim results from the Phase 2b trial of L-BLP25 vaccine in patients with Stage IIIB and IV non-small cell lung cancer, particularly those with Stage IIIB locoregional disease, and in preparation for a pivotal Phase 3 trial (initially expected to commence at the end of 2005), we began in mid-2005 scheduling for the manufacture of new vaccine supplies incorporating manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes prior to the Phase 3 trial ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. We began a small clinical safety study of the new clinical supplies in the second quarter of 2005.

On September 23, 2005, we announced that an accelerated stability study of a L-BLP25 vaccine lot manufactured to test Phase 3 manufacturing processes and equipment indicated a stability problem, which may have been due to excess moisture in the product. As a result, the expected start date of the Phase 3 trial was revised to mid-2006. Accelerated stability studies are intended to provide data to predict long-term product stability under normal storage conditions. We have been working with the contract manufacturer and believe that the problem has been resolved. We expect that manufacturing of L-BLP25 for the Phase 3 trial will resume in the first quarter of 2006, in anticipation of a mid-2006 start of the Phase 3 trial.

On October 27, 2005, we announced that the informal updated survival analysis of our Phase 2b trial of L-BLP25 vaccine in patients with Stage IIIB and IV non-small cell lung cancer showed that the median survival in the pre-stratified subset of locoregional Stage IIIB patients on the vaccine arm was 30.6 months compared to 13.3 months observed for the same stage patients who did not receive the vaccine, a difference of 17.3 months. This data was obtained through ongoing, regular follow-up of patients enrolled in the trial. We were very encouraged by the Phase 2b informal results and formal data is expected to be available late in the first quarter or early in the second quarter of 2006, as we are still collecting additional data under the amended protocol.

On November 17, 2005, we announced that the interim results of the clinical safety study of the new formulation of L-BLP25 indicated that the new formulation is not different from the previous formulation from a safety perspective. Though not a head-to-head comparison, the Phase 2 clinical safety trial compared the new formulation of L-BLP25 to the formulation used in the Phase 2b trial. Although the two trials have slightly different patient populations and different sample sizes, based on the information reviewed, there is no clinical rationale to indicate that the two vaccine formulations are different from a safety perspective.

On January 26, 2006, we announced the signing of a letter of intent with Merck KGaA pursuant to which Merck KGaA will take over administrative and financial responsibility for the development and commercialization of L-BLP25 (see “Business of the Company - Immunotherapeutics - Collaborations”). Merck KGaA has confirmed that the planned Phase 3 trial of L-BLP25 in non-small cell lung cancer remains on schedule with the enrolment of the first patient expected in mid-2006. Merck KGaA also plans to investigate the use of L-BLP25 to treat other types of cancer. We are in the process of transitioning this program to Merck KGaA, and costs associated with this process are the responsibility of Merck KGaA as of March 1, 2006.

- Theratope® vaccine

Another one of our “vaccines” is a carbohydrate vaccine, Theratope. Theratope vaccine has been shown to induce both humoral (antibody) and cellular responses that are specific for STn. Over 1,400 patients with cancers of the breast, colon, ovary or pancreas have received Theratope vaccine in Biomira-sponsored Phase 1, 2 and 3 clinical trials. Safety data shows minimal toxicity. Analysis of the immune response of patients from several trials of patients with metastatic breast, colorectal or ovarian cancers revealed a strong association between improved survival and the strength of the antibody response induced by Theratope vaccine to the specific STn-related cancer antigens.

In November, 1998, we announced the commencement of a multinational Phase 3 clinical trial of Theratope vaccine in women with metastatic breast cancer. The double-blind, prospectively randomized study was intended to provide evidence as to whether Theratope vaccine can increase survival and delay disease progression in a large patient population. Patients in the control arm of the study received a non-specific immunotherapeutic vaccine. The control vaccine incorporated the same components as the Theratope vaccine, excluding the STn antigen.

On June 16, 2003, we announced that the results from the final analysis of our Phase 3 trial of Theratope vaccine in women with metastatic breast cancer did not meet the two predetermined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of patients in the treatment group, women on hormonal anti-cancer treatment following chemotherapy, appeared to show a favourable trend to improvement in survival.

On June 7, 2004, we announced that an exploratory analysis demonstrated a statistically significant survival advantage for women in the hormonal therapy subset of patients receiving Theratope vaccine as part of our Phase 3 study of the vaccine in the treatment of women with metastatic breast cancer. The overall survival for patients in the hormonal subset (n = 350) showed a statistically significant difference between the two treatment arms. Women in the Theratope arm (n = 180) survived a median of 36.5 months, while those in the control vaccine arm (n = 170) survived a median of 30.7 months. The Cox p = 0.039. The survival for women not receiving hormonal therapy was not significantly different between the two treatment arms. While we believe these data are important, the data would be considered exploratory in nature by the regulatory authorities and it is likely that we would be required to do a further Phase 3 study in order to move Theratope to commercialization in major markets.

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

On May 3, 2001, Merck KGaA of Darmstadt, Germany and Biomira announced that they had entered into a global product development, licensing and co-promotion collaboration for our two most advanced therapies - L-BLP25 vaccine and Theratope vaccine (discussed above). The collaboration covered the entire field of oncology for these two products. We received an up-front cash payment and equity investment upon entering into the collaboration with Merck KGaA. We will also receive significant cash payments for BLA submissions for first and second cancer indications, on regulatory approvals for first and second cancer indications, and for sales milestones. On June 7, 2004, Merck KGaA and Biomira announced the return by Merck KGaA to Biomira of Merck KGaA’s development and commercialization rights to Theratope vaccine (also discussed above). On January 26, 2006, Biomira announced the signing of a letter of intent with Merck KGaA to amend our existing arrangements with respect to L-BLP25. Under the revised terms set forth in the letter of intent, Merck KGaA will take over administrative and financial responsibility for the development and commercialization of L-BLP25, including the planned Phase 3 trial in non-small cell lung cancer (which remains on schedule with the enrolment of the first patient expected in mid-2006). Merck KGaA also plans to investigate the use of L-BLP25 to treat other types of cancer. All future development, regulatory, commercialization and marketing costs for L-BLP25 (including the planned Phase 3 trial, but excluding the Canadian territory) will be borne exclusively by Merck KGaA effective March 1, 2006. In return, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck KGaA has agreed to pay on its sales of L-BLP25 outside of the United States. The royalty and other arrangements with respect to non-U.S. sales will remain generally unchanged (Merck KGaA to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck KGaA pursuant to the collaboration will remain essentially the same. The agreed-upon royalty rate for U.S. sales reflects the stage and promise of L-BLP25. Biomira will retain responsibility for manufacturing L-BLP25, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

On March 10, 2004, we announced the entering into with Prima BioMed Ltd (“Prima”) and CancerVac Pty Ltd (“CancerVac”) (a subsidiary of Prima) of a license and development agreement for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate, a Mannan-MUC1 fusion protein therapeutic vaccine (see “Research, Development and Manufacturing Agreements - CancerVac Pty Ltd”).

Liposomal Strategies

In the fall of 1995, we acquired OncoTherapeutics, Inc., of Cranbury, New Jersey, (now Biomira USA). The acquisition of Biomira USA brought to Biomira, among other things, expertise in the development of liposomal encapsulation technologies important in the development of L-BLP25, Liposomal Interleukin-2 (L-IL-2) and other combination immunotherapies utilizing cytokines.

A novel therapeutic strategy resulting from Biomira USA’s liposomal technology is a liposomal idiotypic vaccine. Liposomal idiotypic vaccines are produced when patient-specific tumour antigens obtained from cancer cells are combined with Interleukin-2 (IL-2) and lipids. Biomira USA had been developing a liposomal idiotypic vaccine which combines the ability of liposomes to target the immune system while simultaneously delivering both tumour-specific cancer antigens and a potent immune enhancer (IL-2). In the autumn of 1998, Biomira USA submitted an Investigational New Drug submission to the FDA for a Phase 1 clinical trial in certain lymphoma patients. The Phase 1 trial was supported by an existing Cooperative Research and Development Agreement with the United States National Cancer Institute (NCI).

A Phase 1a trial was initiated in June, 1999 at the NCI treating B-cell lymphoma patients with our patient specific liposomal idiotypic vaccines. The objective of the Phase 1a trial was to establish safety and immune response profiles of the liposomal idiotypic vaccines. The trial involved 10 patients with follicular lymphoma who had undergone chemotherapy and achieved either full remission or a 90% partial response. The vaccine was administered via subcutaneous injection over a 5-month period. The Phase 1a clinical trial used a hybridoma technique for production of the tumour associated idiotype (approximately 6 months to prepare). The study showed that a highly purified patient-specific cancer antigen could be produced and formulated into a liposomal formulation that also contains the potent immune enhancer, Interleukin-2. The trial also demonstrated that the vaccines produced were generally well tolerated and immunogenic.

A patent issued in March, 2001 covering membrane-proteoliposome vaccine improves upon the hybridoma technique used in the Phase 1a study by using cell membranes of the cancer biopsy cells themselves as a source of tumour antigen and therefore bypasses the need to prepare a hybridoma line for each patient (see “Business of the Company - Patents and Proprietary Information”). This reduces the production time to a matter of days, and is therefore an improvement on general practice.

On November 28, 2001, we announced that we were suspending development of our autologous vaccine program, as well as our L-IL-2 program, so as to focus our resources on our lead product candidates. On May 20, 2004, we announced that we had entered into a collaboration agreement with Inno-centre Alberta to establish a spin-off company to independently pursue the L-IL-2 program. Oncodigm BioPharma Inc. was incorporated on May 18, 2004. We are now well-positioned to re-evaluate the strategy for the future of L-IL-2.

Pre-Clinical Products - BGLP40 Liposome Vaccine

We have developed a completely synthetic MUC 1-based liposomal glycolipopeptide cancer vaccine, BGLP40 liposome vaccine, for potential use in several cancer indications, including a number of different adenocarcinomas (solid tumor) types of cancer (such as lung, breast and ovarian cancers), squamous cell (head and neck) cancers and blood cell/bone marrow cancers (such as multiple myeloma). This product candidate is currently in pre-clinical development.

BGLP40 liposome vaccine represents an advanced cancer vaccine. The BGLP40 glycolipopeptide combines carbohydrate and peptide determinates in a multi-epitopic vaccine that evokes both cellular and humoral immune responses against major cancer-associated epitopes expressed on adenocarcinomas. BGLP40 liposome vaccine is expected to be Biomira’s first totally synthetic vaccine (with at least two, possibly three, different synthetic versions of well known cancer associated antigens, as well as a synthetic version of lipid A or an agonist of Toll-like receptor 4 (TLR4), a well established and potent immunostimulant that is able to generate an immune response to the targeted cancer antigen(s)). BGLP40 liposome vaccine formulations also include Biomira’s proprietary liposomal delivery technology.

We anticipate being able to more definitely plan for the future of BGLP40 by the third quarter of 2006, with the hope that we can move this product through the pre-clinical process and into clinical trials in late 2007.

Corporate Strategy

General

We believe that our future success depends upon our ability to develop and/or in-license innovative cancer product candidates. To this end, we are now dedicating more of our resources to the further development of BGLP40, Biomira’s first fully synthetic vaccine. We are also moving toward in-licensing additional product candidates which have already successfully undergone pre-clinical development and are either in late-pre-clinical or clinical development. We intend to leverage our expertise to further develop these product candidates prior to finding a collaborator to complete the final stage(s) of the clinical development process.

Financial

On July 14, 2004, we announced that we had received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $100,000,000 shelf prospectus filed on July 13, 2004 in specified Canadian jurisdictions. The Company also filed on July 13, 2004 a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. The shelf prospectus will be effective for approximately 25 months (i.e., expires in the third quarter of 2006). On December 14, 2004, we closed a U.S. $12,570,000 financing under a prospectus supplement to the shelf prospectus. On January 30, 2006, we closed a U.S. $16,070,000 financing under a prospectus supplement to the shelf prospectus. Currently, it is our expectation that we will register a new Base Shelf Prospectus to ensure that a financing mechanism remains in place to allow us to take advantage of future favourable financing opportunities in a timely manner.

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

ViRexx

In connection with the sale of certain tangible assets to AltaRex Corp. (now ViRexx Medical Corp. - “ViRexx”) in November 1995, we entered into a license agreement with ViRexx wherein we granted an anti-idiotype induction therapy field of use license for our antibody MAb B43.13. We received a one time up front payment from ViRexx and will receive royalties from ViRexx based on sales (following the commercialization thereof) of products (such as OVAREX™) using the MAb B43.13 antibody for anti-idiotype induction therapy applications. In September, 1999, the license agreement was amended and restated to clarify and modify certain terms of the license agreement that had given rise to issues raised by each of the parties.

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

In September, 1997 Biomira USA executed an exclusive patent license agreement (the “PHS Agreement”) with the United States Public Health Service (“PHS”) relating to technology which was the subject of CRADA 109 (“Therapeutic Use of Peripheral Blood Lymphocytes Stimulated with Antibodies and Lymphokines Encapsulated in Liposomes” - which evolved to include research with respect to signal transduction technology (see “Business of the Company - Diagnostics - In Vitro Diagnostics”)) and certain patent rights held by the PHS in relation thereto. Biomira USA voluntarily terminated the PHS Agreement in mid-2005 and returned the rights licensed thereunder to the PHS due to insufficient revenue from commercial applications.

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

CancerVac Pty Ltd

On March 10, 2004, we announced the entering into with Prima BioMed Ltd (“Prima”) and CancerVac Pty Ltd (“CancerVac”) (a subsidiary of Prima) of a license and development agreement for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate, a Mannan-MUC1 fusion protein therapeutic vaccine. Under the terms of the agreement, we will provide CancerVac with access to our licensed rights related to MUC1 for purposes of the development of this product candidate. In partial consideration for the licensed rights provided by us to CancerVac, we acquired a 10% equity stake in CancerVac and a seat on the board of directors of CancerVac. On July 19, 2005, we announced that we had exercised our right to convert our equity stake in CancerVac to shares of Prima. The license and development agreement also provides us with the sole option of licensing the exclusive worldwide or North American rights to CancerVac’s Mannan-MUC1 fusion protein therapeutic vaccine (with commensurate up-front, milestone and royalty payments) following the conclusion of the Phase 2a trial of the vaccine in patients with ovarian cancer. CancerVac initiated patient recruitment into the Phase 2a trial in July, 2004 and completed enrolment in February, 2006. In the event we do not exercise our licensing option, then the agreement enables CancerVac to develop and commercialize its product candidate with equivalent up-front, milestone and royalty payments to us.

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

Patents and Proprietary Information

Our policy is to file for and prosecute patent applications covering those of our inventions that we consider potentially beneficial to our business. We are also actively pursuing the licensing in of patents that will add value to our patent portfolio, as well as the licensing out of patents that are outside of our core business. We currently own or have an exclusive license to approximately 52 issued patents in material jurisdictions worldwide (29 are in-licensed), of which 26 are issued in the United States (11 are in-licensed).

Our L-BLP25 vaccine is protected by in-licensed patents from the Dana-Farber Cancer Institute, Inc. of Boston, Massachusetts (U.S. 4,963,484 and U.S. 5,053,489) and in-licensed patents and patent applications from Cancer Research Technology Limited (formerly Imperial Cancer Research Technology Limited) of London, England (issued patents U.S. 6,222,020, EPO 0341252 and Canada 1,339,204), as well as U.S. patent 6,168,804, in-licensed from the University of Alberta. L-BLP25 is also protected by our U.S. patent 6,600,012. Additional Biomira patent applications have been filed worldwide and will, if issued, provide additional coverage for L-BLP25.

Our Theratope vaccine is protected by a number of patents and patent applications filed by and issued to us, as well as by in-licensed patents and patent applications from The Biomembrane Institute, Seattle, Washington (including issued U.S. patents 5,660,834 and 5,747,048, (see - “Business of the Company - Research, Development and Manufacturing Agreements - The Biomembrane Institute”).

We are also continuously developing intellectual property in focus areas of research within Biomira and we currently have a number of patent applications pending worldwide covering synthetic immunoregulatory molecules, developed at Biomira, as well as an issued patent U.S. 6,544,549, covering our proprietary liposomal formulation of Interleukin-2.

Biomira USA owns or has an exclusive license to a number of patent applications and issued patents (including Biomira USA patents U.S. 6,207,170 and U.S. 6,312,718) providing coverage for our patient specific vaccines. Biomira USA also has license rights to a number of patent applications and issued patents, including U.S. patents 5,409,698, 5,650,152 and 5,773,006 providing coverage for a liposome containing lymphokines such as Interleukin-2. U.S. patents 5,296,353, 5,583,002, 5,556,763, 5,658,744, 5,889,143 and 5,965,366, and related cases in other jurisdictions, which relate to a method believed to be useful in the evaluation and treatment of patients with progressive immunosuppression, were in mid-2005 returned by us to the National Institutes of Health due to insufficient revenue from commercial applications.

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

Marketing and Sales

Our commercial staff currently consists of a Vice President of Business Development. As we continue to retain marketing rights in Canada for L-BLP25, it is envisaged that we will, at the appropriate time, be hiring a small specialized sales and marketing staff to handle the marketing activities associated with the launch of L-BLP25 in Canada.

Over the next few years it is expected that the major emphasis of our commercial staff will be in the area of in-licensing and partnering Biomira’s available pipeline products. An example of the latter is BGLP40. On the in-licensing side, Biomira is seeking additional early stage synthetic versions of cancer associated antigens that can be incorporated into Biomira’s patented and proprietary liposomal delivery system and our synthetic adjuvants. In addition, Biomira is seeking other targeted oncology products to broaden its pipeline of product candidates.

          As well, our Vice President of Business Development will be working closely with the General Manager of Biomira’s recently established Synthetic Biologics Business Unit to develop licensing arrangements with non-competitive developers of infectious disease and therapeutic cancer vaccines and/or stand alone therapeutics.

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

In preparation for the planned multinational registration trial of L-BLP25, Biomira is currently scheduling for the manufacture of new vaccine supplies (see “Business of the Company - Immunotherapeutics - Active Specific Immunotherapy - BLP25 Liposome vaccine”). These vaccine supplies will incorporate manufacturing changes to prepare for the future secure commercial supply of product. Scheduling these changes now and addressing any potential hurdles ensures that the resulting pivotal data are considered representative of the safety and effectiveness of the commercial supply of the vaccine (see “Business of the Company - Immunotherapeutics - Active Specific Immunotherapy - BLP25 Liposome vaccine”).

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

Once the HPFB clears a CTA, clinical trials can begin. Clinical trials are generally carried out in three phases. Phase 1 involves studies to evaluate safety in humans. The new product is administered to consenting subjects to determine the safety profile and prevalence of adverse side effects. For cancer therapy, including our technology, Phase 1 studies are conducted in cancer patients. In many Phase 1 studies the effects of dosing and scheduling are also studied. Phases 2 and 3 involve efficacy studies. Phase 2 trials seek clues to clinical efficacy, while furthering the safety profile in patients with the condition the product is intended to treat. In Phase 3, controlled clinical trials are conducted in which the product is administered to a large number of patients who may receive benefit from the product. In Phase 3, the effectiveness of the new product is usually compared to that of a control or accepted methods of treatment or best standard of care, in the anticipation that significant clinical efficacy can be demonstrated. After clearance of the initial CTA application, the manufacturer has certain reporting responsibilities to the HPFB.

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

In the United States, a manufacturer must prepare and file an IND submission with the FDA before testing can begin on humans. An application contains a variety of information about the products, including the results of previous animal and human studies, the basic chemistry of the product and manufacturing information. The submission also provides details on the testing that is to be performed, including who will be performing the testing and where it will be performed. As in Canada, human studies are characterized as Phase 1, Phase 2 or Phase 3 studies. Phase 1 studies focus on the safety profile of the product, Phase 2 seeks clues as to efficacy, and Phase 3 seeks to statistically confirm in larger trials the efficacy of the product.

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

Companies such as ours may in particular circumstances be able to take advantage of programs for accelerated development of products designed to treat rare and serious or life-threatening diseases. For example, the FDA Fast Track drug product development program (see “Business of the Company - Immunotherapeutics - Active Specific Immunotherapy - BLP25 Liposome vaccine”).

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

Human Resources

As at December 31, 2005 Biomira (including its consolidated subsidiaries) employed 118 persons, many of whom are engaged in development activities (see “Business of the Company - Corporate Strategy - General”), 10 of whom hold PhD and/or MD degrees and 13 of whom hold other advanced degrees. A number of our management and professional employees have had prior experience with pharmaceutical or medical products companies.

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

As a result of the signing of a letter of intent with Merck KGaA (announced January 26, 2006) pursuant to which Merck KGaA has taken over administrative and financial responsibility for the development and commercialization of L-BLP25 (see “Business of the Company - Immunotherapeutics - Collaborations”), Biomira has and will be reducing its employee numbers over the coming months. Initially, only a small number of employees have been deemed surplus as we have identified operating efficiencies. However, once we have completed the transfer of the L-BLP25 Phase 3 clinical trial activities to Merck KGaA (over the next 3 to 12 months), we will, in the absence of any other requirements for their services, be laying off additional employees whose primary focus was related to the non-manufacturing aspects of the Phase 3 trial. We anticipate that up to approximately 25% of Biomira’s December 31, 2005 complement of employees may be laid off as a result of the transfer of the Phase 3 trial clinical activities to Merck KGaA.

Description of Property

We maintain our corporate offices in Edmonton, where we lease a 58,000 square foot facility in the Edmonton Research Park for office and research functions. Our current lease expires on March 31, 2007.

Biomira USA currently leases approximately 375 square feet of office space in Cranbury, New Jersey on a month-to-month basis.

Control of the Registrant

As of February 28, 2006, to the knowledge of our directors and officers, there were no persons who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of Biomira.

MARKET FOR SECURITIES

Our common shares are listed in Canada on the Toronto Stock Exchange (symbol BRA) and in the United States on The Nasdaq National Market tier of The Nasdaq Stock Market (symbol BIOM).

DIVIDENDS

To date, we have not paid any dividends on our common shares and do not expect to do so in the foreseeable future. Earnings, if any, will be retained to finance our ongoing operations and to develop and expand our business.

AUDIT COMMITTEE

We have a separately designated standing Audit Committee consisting of Christopher S. Henney, PhD, DSc; W. Vickery Stoughton, B.Sc, MBA; and Michael C. Welsh, QC. We believe we comply in all respects with the requirements of Nasdaq and the Toronto Stock Exchange and other applicable regulatory requirements related to the Audit Committee and its members. Our Board of Directors has determined that W. Vickery Stoughton meets the requirements of an Audit Committee financial expert and that each of the members of the Audit Committee is financially literate (by virtue of their education and experience - see “Directors and Officers”) and is independent (as that term is defined in the listing standards of Nasdaq and applicable Canadian regulatory requirements). The charter of the Audit Committee is attached as Schedule A to this annual information form.

INDEPENDENT AUDITORS

Auditor’s Fees

The aggregate fees billed for professional services by Deloitte & Touche LLP (our independent auditors) for the years ended December 31, 2005 and 2004 are presented below:

Type of Service	2005	2004
Audit fees[1]	$155,419	$176,272
Audit-related services[2]	51,753	40,475
Tax advisory services[3]	48,104	116,139
Other services[4]	2,619	3,365
Total	$257,895	$336,251

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

INTERESTS OF EXPERTS

Our auditors are Deloitte & Touche LLP, 2000 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 4E4. Our consolidated financial statements as at December 31, 2005 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent registered chartered accountants. As at February 28, 2006, Deloitte & Touche LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors, except as disclosed in Note 15 to our audited Consolidated Financial Statement for the fiscal period ended December 31, 2005.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Disclosure Policy and Assessment Committee, with the participation of our President and Chief Executive Officer, Chief Financial Officer, our then Vice President, Treasury and Financial Operations, our Compliance Officer, our Corporate Controller, a member of our Audit Committee and others within Biomira, carried out an evaluation in December 2005 of the effectiveness of the design and operation of our current Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual information form, our Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to Biomira and required to be included in our periodic regulatory filings in Canada and the United States.

Changes in Internal Controls

There have been no changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the end of the period covered by this annual information form.

CODES OF CONDUCT AND ETHICS

We have adopted a Code of Ethics that applies to our Principal Executive Officer and our Senior Financial Officers. These include the Chief Executive Officer, the Chief Financial Officer and the Principal Accounting Officer, and will also extend to any person performing similar functions. We have posted the full text of the Code of Ethics on our internet website, which can be accessed at www.biomira.com. No amendments to the Code of Ethics have been made since it was adopted and no waivers, express or implicit, from any provision of the Code of Ethics have been made in favour of any of the officers or persons covered by the Code of Ethics. The Code of Ethics has been signed by our President and Chief Executive Officer, our Vice President of Finance and our Principal Accounting Officer.

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

DIRECTORS AND OFFICERS

The name, positions with Biomira and principal occupations of each of our directors and officers are as follows:

Name and Address	Office	Director/ Officer Since	Principal Occupations
ERIC E. BAKER, BSc, MBA (1) Long Sault, Ontario, Canada	Chairman and Director	August 1985	President of Miralta Capital II Inc. (a venture capital company)
S. ROBERT BLAIR, C.C. (1)(2) Vancouver, British Columbia, Canada	Director	February 1992	Executive Chair and President, Photon Control Inc.; prior thereto Commissioner General for Canada’s participation at EXPO 2000, Hannover, Germany
CHRISTOPHER S. HENNEY PhD, DSc (3) (4) Seattle, Washington, United States of America	Director	March 2005
Chairman, Structural GenomiX (a private company); Chairman, Xcyte Therapies, Inc.; Director Bionomics Ltd., Adelaide, Australia; prior thereto Chairman and Chief Executive Officer, Dendreon Corporation; Co-founder - Immunex, ICOS and Dendreon

RICHARD L. JACKSON, PhD (1) (4) Cincinnati, Ohio, United States of America	Director	May 2003
President, Richard Jackson Associates, LLC (a biotechnology and pharmaceutical consulting company); prior thereto President and CEO, Chairman of Board of Directors, EmerGen, Inc. (a biotechnology company); Senior Vice President, Research and Development, Atrix Laboratories, Inc. (a biotechnology company)

T. ALEXANDER McPHERSON, MD, PhD Edmonton, Alberta, Canada	President, Chief Executive Officer and Director	March 1987	President and Chief Executive Officer, Biomira Inc.; Professor Emeritus, University of Alberta

Name and Address	Office	Director/ Officer Since	Principal Occupations
W. VICKERY STOUGHTON, BSc, MBA (3) Los Angeles, California, United States of America	Director	June 1997
Independent consultant; prior thereto Chairman and Chief Executive Officer, Careside Inc. (a research and development, medical devices company, which filed for bankruptcy in October, 2002); prior to July 1996, President of SmithKline Beecham Diagnostics Systems; and prior to October 1995, President of SmithKline Beecham Clinical Laboratories

MICHAEL C. WELSH, QC (3) (4) Sherwood Park, Alberta, Canada	Director	March 1987	President, Almasa Capital Inc. (a venture capital company) since 1997; prior thereto, Partner, Welsh & Company (Barristers and Solicitors)
ROBERT D. AUBREY, BSc Edmonton, Alberta, Canada	Vice President, Business Development	September 1990	Vice President, Business Development of Biomira Inc. since September 1990
GUY ELY, MD(5) Oakville, Ontario, Canada	Vice President, Clinical and Medical Affairs	March 2002	Vice President, Clinical and Medical Affairs of Biomira Inc. since March 2002; prior thereto, Vice President, Clinical and Medical Affairs of Lorus Therapeutics Inc.
RONALD HELMHOLD, BA, BComm, CA(6) Edmonton, Alberta, Canada	Vice President, Treasury and Financial Operations	November 2003
Vice President, Treasury and Financial Operations of Biomira Inc.; prior to November 2003, Senior Director, Finance and Corporate Controller of Biomira Inc.; prior to January 2002, Corporate Controller of Biomira Inc. since April 1996

PETER EMTAGE, PhD(7) Edmonton Alberta, Canada	Vice President, Research and Development and Technical Operations	March 2006
Vice President, Research and Development and Technical Operations of Biomira Inc. since March 2006; prior to March 2006, Senior Director Immunology of Biomira Inc.; prior to June 2005, Director, Biology Research, Nuvelo Inc.; prior to September 2002, Instructor in Medicine, Harvard Medical School, Harvard Institutes of Medicine; prior to July 2001, Research Scientist, Aventis Pasteur

Name and Address	Office	Director/ Officer Since	Principal Occupations
R. RAO KOGANTY, PhD Edmonton Alberta, Canada	Vice President and General Manager, Synthetic Biologics Business Unit	April 2005
Vice President and General Manager, Synthetic Biologics Business Unit of Biomira Inc. since April 2005; prior to April 2005, Senior Director, Chemistry of Biomira Inc.; prior to June 2001, Director, Chemistry of Biomira Inc.

MARILYN OLSON, BComm, MLT, RAC(8) Edmonton, Alberta, Canada	Vice President, Clinicial and Regulatory Affairs	May 2003
Vice President, Clinical and Regulatory Affairs of Biomira Inc since February 2006; between May 2003 and February 2006, Vice President Regulatory Affairs of Biomira Inc.; prior to May 2003, Senior Director, Regulatory Affairs of Biomira Inc.; prior to January 2001, Director, Regulatory Affairs of Biomira Inc.; prior to September 1995, various managerial positions with Biomira Inc. since October 1989

EDWARD A. TAYLOR, CGA Edmonton, Alberta, Canada	Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary	May 1995	Vice President, Finance and Administration and Chief Financial Officer and Corporate Secretary of Biomira Inc. since May 1995

Notes:
(1) Member of Executive Compensation Committee
(2) Will be retiring from the board of directors at the annual general and special meeting of Biomira scheduled for May 17, 2006
(3) Member of the Audit Committee
(4) Member of Corporate Governance and Nominating Committee
(5) As a result of the transfer of Phase 3 clinical trial activities to Merck KGaA, ceased employment with Biomira effective February 1, 2006
(6) Resigned effective January 20, 2006
(7) Appointed March 8, 2006
(8) February 1, 2006 assumed clinical affairs title upon the departure of Guy Ely

Our directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over, as of February 28, 2006, approximately 0.2% of our outstanding common shares. The term of office of each director is until our next annual meeting of shareholders or until his/her successor is elected, unless his/her office is earlier vacated in accordance with our bylaws.

SHARE CAPITAL

Introduction

Our authorized share capital currently consists of the following classes of shares, all of which are without par value: (i) an unlimited number of common shares, of which 89,388,932 were outstanding as at February 28, 2006; (ii) 12,500 non-voting redeemable Class A preference shares (“Class A Preference Shares”), all of which are outstanding; and (iii) an unlimited number of Class B preference shares issuable in series (“Class B Preference Shares”), none of which are currently outstanding. The attributes of these classes of shares are summarized below.

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

As at February 28, 2006 we had 4,214,565 stock options, 114,000 restricted share units and 3,825,937 warrants outstanding and unexercised. Assuming the exercise of all stock options, restricted share units and warrants exercisable as at February 28, 2006, there would be 97,543,434 common shares outstanding.

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

Trading Price and Volume

Our common shares are traded in Canada on the Toronto Stock Exchange and in the United States on the Nasdaq National Market (see “Market For Securities”). The monthly price ranges and volume traded on these two marketplaces during 2005 were as follows:

Month	High		Low		Close		Volume Traded
Toronto Stock Exchange

January		$2.96		$2.17		$2.46	3,139,177
February		3.40		2.47		2.53	4,259,465
March		2.86		2.25		2.25	1,914,644
April		2.76		2.25		2.42	1,750,138
May		2.79		2.05		2.24	2,349,858
June		2.32		2.01		2.09	863,333
July		2.20		1.95		2.00	700,263
August		2.02		1.70		1.80	795,500
September		2.15		1.58		1.61	1,401,552
October		1.70		1.47		1.50	1,135,193
November		2.15		1.41		1.76	1,558,500
December		1.85		1.49		1.64	1,012,395

January - December		$3.40		$1.41			20,880,018

Nasdaq National Market

January	US $	2.50	US $	1.77	US $	2.04	23,249,178
February		2.76		2.00		2.07	27,240,956
March		2.38		1.86		1.86	10,759,566
April		2.25		1.80		1.90	7,278,169
May		2.24		1.65		1.79	12,641,060
June		1.86		1.60		1.72	7,374,843
July		1.75		1.60		1.62	5,330,430
August		1.63		1.49		1.47	5,397,100
September		1.80		1.35		1.38	9,102,056
October		1.42		1.25		1.28	4,791,820
November		1.80		1.20		1.50	10,716,900
December		1.59		1.27		1.40	7,699,468

January - December	US $	2.76	US $	1.20			131,581,546

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Trust Company of Canada Suite 600, 530 - 8 Ave SW, Calgary, Alberta, Canada, T2P 3S8 and our common share register of transfers is maintained at such location.

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

Capital Needs

We have expended and may continue to expend substantial funds in connection with our product development activities and clinical trials and regulatory approvals. The funds generated from operations will be insufficient to enable us to bring all of our products currently under development to commercialization. Accordingly, we may have to raise additional funds. No assurance can be given that additional financing will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, we may have to reduce or eliminate expenditures for research and development, testing, production and marketing for some of our proposed products.

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

Patents and Proprietary Technology

Our policy is to file for and prosecute patent applications covering those of our inventions that we consider potentially beneficial to our business. We believe that our patent filings may contribute to the establishment and maintenance of a competitive position with respect to our products. However, while we believe that we possess proprietary rights, including unpatented trade secrets and know-how and our collection of proprietary monoclonal antibodies, and that our continuing technological innovations will enable us to maintain a competitive position, we do not have patents covering all of our present products and those under development. No assurance can be given that others will not independently develop substantially equivalent proprietary information and technology, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our unpatented trade secrets. In addition, there can be no assurance that our pending applications will result in issued patents, or that our issued patents or in-licensed patent rights will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent an issued patent or in-licensed patent right by adoption of a competitive though non-infringing product or process.

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

Volatility of Share Price and Trading Volumes

The market prices for and trading volumes of securities of biotechnology companies, including our securities, have been historically volatile. Future announcements concerning Biomira or its competitors, including the results of testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation and public concern as to the safety of our products, may have a significant impact on the market price and trading volumes of our common shares.

Product Liability and Insurance

We currently do not have any products that are being sold commercially other than various chemical compounds that are manufactured for research and pre-clinical testing purposes by a small number of customers for which product liability coverage has been secured under our Commercial General Liability Policy. However, should we introduce products for commercial sale after obtaining regulatory approval, at such time we will require product liability insurance which may not be available in the required coverages, or on commercially reasonable terms. Nevertheless, use of our products and processes during current clinical trials may entail risk of product liability. We have obtained approximately CDN $11,380,000 (U.S. $10,000,000) of blanket clinical trial liability insurance for our product candidates in Phase 2 and 3 clinical trials. Given the scope, complexity and duration of multinational clinical trials, the wide variation in insurance requirements of each jurisdiction in which the trials are being conducted, and the changing pattern of litigation settlement, it is not possible at this time to determine the overall adequacy of such insurance coverage.

Product Pipeline

With Merck KGaA assuming the further development and commercialization of L-BLP25, there can be no assurance that Biomira, despite its best efforts, will be able to fill its pipeline with new product candidates.

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

Additional information, including directors and officers remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Management Proxy Circular for our annual meeting of shareholders which is to take place on May 17, 2006. Additional financial information is provided in the Financial Statements and MD&A for our most recently completed financial year. As well, additional information relating to Biomira may be found on SEDAR at www.sedar.com. Copies of the Management Proxy Circular, Financial Statements and the Annual Report may be obtained upon request from the Investor Relations Department, Biomira Inc., 2011 - 94 Street, Edmonton, Alberta, T6N 1H1 (telephone: (780) 490-2812 or toll free 1-877-234-0444 ext. 812, facsimile: (780) 450-4772, email: IR@biomira.com).

March 30, 2006

GLOSSARY

Active Specific Immunotherapy (ASI)	Immunization of cancer patients against specific antigens found in high concentrations on cancer cells, but which antigens are absent or only in low concentrations on normal cells.

Antibody
Specific and defensive protein substances which are generated in the body in response to the introduction of foreign substances (antigens) and which combine with antigens to neutralize their toxic effects.

Antigen	Any foreign or “non-self” substance that, when introduced into the body, causes the immune system to create an antibody.

Autologous Vaccine	Autologous vaccines refer to a class of vaccines that are derived from the patients own tissue. Examples of these include dendritic and whole cell vaccines.

BGLP40
A completely synthetic MUC1-based liposomal glycolipopeptide cancer vaccine. BGLP40 liposome vaccine has the potential to be developed for therapeutic intervention in a number of cancer indications, including but not limited to ovary and breast.

Hybridoma Technique
A cell hybrid formed by the fusion of an antibody-producing cell with a myeloma (an immune system cancer) cell. When grown in tissue culture it can produce a single type of monoclonal antibody indefinitely.

Immune Response	The body’s response to a foreign substance.

Immunotherapy	A medical technique for stimulating a patient’s immune system to attack and destroy disease-causing cells (viruses, bacteria, cancer cells, etc.).

Interleukins	A family of molecules which act as messengers between cells of the immune system.

Interleukin-2	Interleukin-2 (IL-2) is a cytokine, or cell messenger, and is used in non-specific immunotherapy designed to boost the general immune system.

KLH	Keyhole Limpet Hemocyanin is a high molecular-weight protein and a potent immune system stimulant isolated from the blood of a marine mollusk.

Liposomal Interleukin-2	In liposomal IL-2, the IL-2 is encapsulated in a liposome to facilitate the slow release and targeted delivery of IL-2 to immune cells, thereby lessening the toxicity of IL-2.

Metastatic Cancer	Cancer which has spread from the primary tumour resulting in secondary tumour formation.

Monoclonal Antibodies (MAb)	Identical antibodies produced by the progeny of a single antibody- producing cell.

Peptide	A protein molecule consisting of amino acids connected by peptide bonds.

Protein Carrier	A protein to which another substance, such as a carbohydrate, is attached, usually by way of a linker.

Statistical Significance	Mathematical calculation demonstrating that an apparent clinical benefit is due to the activity of the product and not achieved by chance.

STn	Sialyl Tn is a marker or antigen appearing on the surface of many solid tumour cancers, including breast and colon cancers.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
BIOMIRA INC.

Amended and restated as of March, 2006

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

•	Any vacancy occurring on the Committee may be filled for the remainder of the term by resolution of the Board of Directors who shall appoint a qualified person.

•	The Board shall elect, by a majority vote, one member as Chairman.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

IV AUTHORITY AND RESPONSIBILITIES

Meetings and Procedures
•	Frequency: The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than four times per year.

•	Forum: Meetings may be conducted with members present, or by telephone or other communication facilities that permit all persons participating in the meeting to hear or communicate with each other.

•	Waiver: A meeting of the Committee may be held at any time without previous notice if:
❒	all members of the Committee are present and do not object to such a meeting; or
❒	all members of the Committee, as the case may be, waive notice in writing of the Notice of Meeting relative to the time, place and purpose of such a meeting.

•	Quorum: No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present. A quorum shall be a majority of the elected members.

•
Notice of Meeting: The Chair of the Committee will ensure that adequate notice is provided of meetings, with appropriate materials provided, where possible, seven days in advance of the meeting. No significant materials will be tabled at the meeting without the consent of the Committee.

•
Minutes: Minutes of the proceedings of all meetings of the Committee will be maintained and delivered to the Corporate Secretary for inclusion in the Corporate Records. Copies of the Committee minutes will be provided for information to the Board of Directors.

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

           Specific Responsibilities:

The Committee is responsible for approving, monitoring, evaluating and advising on matters affecting:

a.	Oversight of financial reporting and continuous disclosure

b.	Oversight of external audit activities

c.	Oversight of accounting systems and internal controls

d.	Oversight activities such as corporate compliance and risk management, as referred by the Board.

FINANCE

In carrying out its duties, the Committee shall:

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management;

•	Review and recommend to the Board the approval of the Corporation’s investment policy; and

•	Monitor Compliance with the Corporation’s investment policy.

Financial Reporting and Continuous Disclosure

In carrying out its financial reporting and continuous disclosure duties the Committee shall:

•	Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related news release of the Corporation and report thereon to the Board of Directors.

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

•
Review and pre-approve any engagement for any permissible non-audit services to be undertaken by the external auditor’s firm or its affiliates. (See attached Appendix 2 - Policy & Procedures Regarding Non-audit Services).

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

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identify those that require further work.
•	Establish procedures for:
•	The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
•	The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
•	From the Corporate Governance and Nominating Committee (CGNC), receive at least annually, their assessment of the effectiveness and efficiency of the process. Make changes as necessary.
•	Related Parties:
m	The Committee shall review and approve policies and procedures with respect to proposed transactions between the Corporation and related-parties.
m	The Committee shall review and approve in advance all such related-party transactions.
•	The Committee shall review with management and the independent auditor any correspondence and/or any published reports that raise material issues regarding the Corporation’s accounting policies.

Compliance Oversight and Risk Management

•
The Committee, along with the Corporate Governance and Nominating Committee, reviews the Corporation’s compliance with significant laws and regulations, business ethics, and conflict of interest policies.

•	The Committee reviews risk management practices and monitors significant risks including the adequacy of insurance coverage.

General

•	Perform any other activities consistent with this Charter, the Corporation’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

Reporting Responsibilities

•	The Committee will report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Legal Responsibilities

•	The Committee will perform such functions as may be assigned by law, by the Corporation's certificate of incorporation, articles or similar documents, or by the Board of Directors.

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

Approved by the Board of Directors March 8, 2006

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

Further, the SEC requires that the audit committee financial expert must have acquired such attributes through any one or more of the following:
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

Independence:
Independence for the purposes of this Charter is based upon whether or not the Board member has a direct or indirect material relationship with Biomira or has a relationship, which in the opinion of Biomira’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director.

In the context of the Audit Committee’s Charter“independent” has the meaning that is consistent with both Canadian and US regulatory requirements.

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

1.
Annual approval of proposed services - On an annual basis prior to the completion of the audit, the Committee will review a listing prepared by management of all proposed non-audit services to be performed by the external auditor for the upcoming fiscal year. Such listing to include scope of activity and estimated budget amount.

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

3.
Interim approval - If non-audit services are required subsequent to the annual pre-approval of services, management will seek approval of such services at the next regularly scheduled Audit Committee meeting. If such services are required prior to the next Audit Committee meeting, management will confer with the Audit Committee Chairman regarding either conditional approval subject to full Audit Committee ratification or the necessity to convene a meeting.

SUPPLEMENTAL INFORMATION NOT INCLUDED
IN CANADIAN ANNUAL INFORMATION FORM

PRESENTATION OF INFORMATION AND CURRENCY EXCHANGE RATES

Unless otherwise stated, all financial information presented in this Form 40-F or in the Company’s financial statements is presented in Canadian dollars. On March 28, 2006, Cdn $1.00 equals U.S. $0.8550.
Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. The high and low noon exchange rates, the average rates (average of the exchange rate from the last day of each month during the period) and the end period rates for Canadian dollars, expressed in United States dollars, from January 1, 2001 to December 31, 2005, as reported by the Federal Reserve Bank of New York, were as follows:

	Year Ended December 31,
	2005	2004	2003	2002	2001
Exchange Rate at end of year	$.8579	$.8310	$.7738	$.6329	$.6279
Average Exchange Rate during year	$.8254	$.7682	$.7136	$.6368	$.6467
High Exchange Rate during year	$.8690	$.8493	$.7738	$.6619	$.6697
Low Exchange Rate during year	$.7872	$.7158	$.6349	$.6200	$.6241

RECONCILIATION TO UNITED STATES GAAP

The consolidated financial statements were prepared on the basis of Canadian generally accepted accounting principles applicable to the Company. As applicable to the Company, any material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States have been incorporated in the audited consolidated financial statements, and particularly as described in Note 17 to the Company’s Consolidated Financial Statements (which may be found at pages 57 to 64 of Exhibit 99.1 to this Annual Report), and all of which have been reconciled for any significant differences between generally accepted accounting principles used in the United States and in Canada in accordance with the instructions of Item 18 of the Form 20-F.

NATURE OF TRADING MARKET

The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The Nasdaq National Market. The monthly price ranges and trading volume on these two marketplaces during 2005 are contained in the Company’s Annual Information Form, at page 27 of this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 40-F contains certain forward-looking statements regarding, among other things, those matters and are qualified by those factors set forth in the Company’s Annual Information Form, at page 28 of this annual report and at page 25 of Exhibit 99.1 to this Annual Report. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that its expectations will be met. All forward-looking statements contained herein are expressly qualified in their entirety by this Cautionary Statement.

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

The Company intends to notify in writing its U.S. Shareholders within 45 days after the end of the taxable year for which the Company believes it might be a PFIC. In the past, including to the end of calendar year 2005, the Company does not believe that it was a PFIC. The Company has further undertaken (i) to provide its U.S. Shareholders with timely and accurate information as to its status as a PFIC and the manner in which the QEF Election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that U.S. Shareholders, at their option, may make a QEF Election.

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

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Disclosure Policy and Assessment Committee, with the participation of our President and Chief Executive Officer, Chief Financial Officer, our then Vice President, Treasury and Financial Operations, our Compliance Officer, our Corporate Controller, a member of our Audit Committee and others within Biomira, carried out an evaluation in December 2005 of the effectiveness of the design and operation of our current Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 40-F, our Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to Biomira and required to be included in our periodic regulatory filings in Canada and in the Company’s periodic SEC filings under the U.S. Securities Exchange Act of 1934, as amended. In addition, each of those officers has provided the certifications required by Exchange Act Rule 13a-14(a), which are attached to this annual report as Exhibit Nos. 31.1 and 31.2. Management’s assessment pursuant to Section 404 of Sarbanes-Oxley of the registrant’s internal controls over financial reporting is not yet required for a foreign private issuer, such as the Company, and is not included.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors that could significantly affect our internal control over financial reporting subsequent to the end of the period covered by this annual report.

CODES OF CONDUCT AND ETHICS

The Company has adopted a Code of Ethics that was filed as an exhibit to the Company’s annual report on Form 40-F in 2003, and the Company has also posted the full text of the Code of Ethics on its internet website, which can be accessed at www.Biomira.com.

In addition, the Company has also adopted a Code of Ethics and Business Conduct for all employees which has been posted on its internet website.

Further information about both is contained in the Company’s Annual Information Form, at pages 22 to 23 of this annual report.

PENSION BLACKOUT PERIODS

No notices were sent by the Company to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning equity securities of the Company in a pension or retirement plan subject to a blackout period, and generally these requirements are inapplicable to the Company.

AUDIT COMMITTEE

During calendar year 2005, the Company had a separately designated standing Audit Committee , and further information is contained in the Company’s Annual Information Form, at page 20 of this annual report. The Audit Committee Charter can be found in Schedule A to the Annual Information Form made a part of this annual report.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANT FEES AND SERVICES

All of the disclosure information pertaining to Audit Fees, Audit-Related Fees, Tax Fees and all Other Fees of the Company’s independent registered chartered accountant firm, together with disclosure of the Audit Committee’s pre-approval policies and procedures described in Rule 2-01 of Regulation S-X, are contained in the Company’s Annual Information Form, at page 21 of this annual report. The de minimis exception to the pre-approval policies and procedures is inapplicable to the Company for the period covered by this annual report.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors, except as disclosed in Note 15 to the Company’s Audited Consolidated Financial Statements for the fiscal period ended December 31, 2005.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

This information is included in the required format in the Company’s Management Discussion and Analysis section, and may be found at pages 15 to 16 of Exhibit 99.1 to this annual report.

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

Nasdaq requires that the Audit Committee have specific responsibilities and authority necessary to comply with Commission Rule 10A-3(b)(2), (3), (4) and (5), which includes the authority to select and retain the outside auditors and accountants. However, Section 162.(1) of the Canada Business Corporations Act, to which the Company is subject, requires that the shareholders, by ordinary resolution at each annual meeting, appoint an auditor to hold office until the next annual meeting. The Board of Directors of the Company has approved a charter for the Audit Committee of the Company, which delegates the responsibility and authority to the Committee to recommend the selection and evaluation of the independent registered chartered accountant, subject to full Board and shareholder approval. These charter provisions are not inconsistent with either of the Company’s bylaws nor Canadian law.

ADDITIONAL INFORMATION

Additional information concerning the Company can be derived from the Company’s Reports of a Foreign Private Issuer on Form 6-K filed during calendar year 2005 and to date during calendar year 2006 with the Commission. The most recent Management Proxy Circular referenced as Exhibit 99.2 to this annual report, and furnished to the Commission with a Form 6-K on March 29, 2006, contains individual director stock ownership, stock options, corporate governance policies and other information. Such reports may be accessed on the Commission’s website at www.sec.gov/info/edgar and may be viewed in the Commission’s Public Reference Room, at 100 F Street, NE, Room 1580, Washington, DC 20549, (202) 551-8090.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This information may be found on pages 8 to 25 of Exhibit 99.1 to this annual report.

MANAGEMENT REPORT

This information may be found at page 26 of Exhibit 99.1 to this annual report.

FINANCIAL STATEMENTS AND EXHIBITS

The financial statements may be found at pages 28 to 67 of Exhibit 99.1 to this annual report.

B. EXHIBITS

Exhibit Number	Title

3.1	Articles of Incorporation, as amended (Exhibit 1.1)(1)
3.2	Bylaws (Exhibit 1.2) (1)
*3.3	Shareholder Rights Plan Agreement (2)
4.1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)
4.2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)
10.1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)
10.2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)
10.3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)
10.4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)

Exhibit Number	Title

10.5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)
10.6	Ministry of Industry, Science and Technology Funding Agreement (4)
10.7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
10.8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
**10.9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)
10.10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)
10.11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)
10.12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)
14.1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (6)
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14
31.2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14
32.1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes- Oxley
32.2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley
99.1
Press Release of the Company dated March 9, 2006 announcing the Company’s financial results for the fiscal year ended December 31, 2005, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 (7)

99.2
Notice of Annual General and Special Meeting of Shareholders of the Company to be held on May 17, 2006 and Management Proxy Circular dated February 28, 2006, and mailed to Shareholders on or about March 29, 2006 (8)

___________________________
*	Plan has expired and not been renewed

**	Application for Confidential Treatment Granted

(1)
Incorporated by reference to exhibits to the Company’s Registration Statement on Form 20-F, filed on August 5, 1991, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses). The prior filing of the Articles of Incorporation included all amendments through June 27, 1991. The amendment of June 10, 1996 was filed with the Form 40-F, filed on March 31, 2005. The Articles of Incorporation, as amended, have never been restated into a single document.

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.

(7)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission and dated March 9, 2006.

(8)	Incorporated by reference to the Company’s Report of Foreign Private Issuer-Form 6-K filed with the Commission and dated March 29, 2006.

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
Edward A. Taylor,
Vice President, Finance and Administration,
Chief Financial Officer and Corporate Secretary

Date: March 30, 2006

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Articles of Incorporation, as amended (Exhibit 1.1)(1)
3.2	Bylaws (Exhibit 1.2) (1)
*3.3	Shareholder Rights Plan Agreement (2)
4.1	Warrant Indenture dated as of June 2, 1995 between the Registrant and Montreal Trust Company of Canada, Warrant Agent (Exhibit 4.1) (3)
4.2	Form of Warrant to Purchase Common Stock (Exhibit 4.2) (3)
10.1	Agreement dated as of February 5, 1986 among Almiria Capital Corp., Bioalta Inc. and the Registrant and the Governors of the University of Alberta (Exhibit 3.1) (1)
10.2	Partnership Agreement dated as of May 6, 1991 among the Registrant, 164387 Canada Inc. and Almiria Capital Corp. (Exhibit 3.3) (1)
10.3	Agreement dated as of January 1, 1989 between the National Research Council of Canada and the Registrant (Exhibit 3.4) (1)
10.4	Agreement dated as of May 18, 1990 between the National Research Council of Canada and the Registrant (Exhibit 3.5) (1)
10.5	Agreement dated as of February 2, 1990 between the Registrant and Bioalta Inc. (Exhibit 3.6) (1)
10.6	Ministry of Industry, Science and Technology Funding Agreement (4)
10.7	Stock Purchase and Transfer Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
10.8	Biomira-CBC License Agreement dated as of February 28, 1994 between Cambridge Biotech Corporation and the Registrant (5)
**10.9	Restated Agreement of Merger dated as of October 25, 1995 among OncoTherapeutics, Inc., the Registrant and Biomira Acquisition Corp. (Exhibit 2.1) (3)
10.10	Sale of Assets Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 2.1) (3)
10.11	License Agreement dated as of December 1, 1995 between the Registrant and AltaRex, Inc. (Exhibit 10.9) (3)
10.12	Manufacturing Collaboration Agreement dated January 19, 1996 between the Registrant and Peptide Therapeutics Group, PLC (Exhibit 10.10) (3)
14.1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (6)
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14
31.2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14
32.1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes- Oxley
32.2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley
99.1
Press Release of the Company dated March 9, 2006 announcing the Company’s financial results for the fiscal year ended December 31, 2005, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 (7)

99.2
Notice of Annual General and Special Meeting of Shareholders of the Company to be held on May 17, 2006 and Management Proxy Circular dated February 28, 2006, and mailed to Shareholders on or about March 29, 2006 (8)

___________________________
*	Plan has expired and not been renewed

**	Application for Confidential Treatment Granted

(1)
Incorporated by reference to exhibits to the Company’s Registration Statement on Form 20-F, filed on August 5, 1991, Commission File No. 0-19451. (Exhibit number to Form 20-F is indicated in parentheses). The prior filing of the Articles of Incorporation included all amendments through June 27, 1991. The amendment of June 10, 1996 was filed with Form 40-F, filed on March 31, 2005. The Articles of Incorporation, as amended, have never been restated into a single document.

(2)	Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(3)	Incorporated by reference to exhibits to the Company’s Annual Report on Form 20-F, Commission File No. 0-19451, filed May 1996. (Exhibit number to Form 20-F is indicated in parentheses).

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Commission File No. 33-43563.

(5)	Incorporated by reference to Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 20-F for calendar year 1994, Commission File No. 0-19451.

(6)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.

(7)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission and dated March 9, 2006.

(8)	Incorporated by reference to the Company’s Report of Foreign Private Issuer-Form 6-K filed with the Commission and dated March 29, 2006.