Form 40-F
period 2006-12-31
BIOMIRA INC
filed 2007-03-30
CIK 877984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number: 0-19451

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
P.O. Box 1709
Wilmington, DE 19899-1709
(302) 777-6500
(Name, Address and telephone number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class: Common Shares, No Par Value	Name of each exchange on which registered: The Toronto Stock Exchange The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements
(Incorporated by reference)

The Company had 116,915,338 Common Shares outstanding as of December 31, 2006.

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

Consent of Deloitte & Touche LLP
Certification of CEO of the Registrant under Rule 13a-14
Certification of CFO of the Registrant under Rule 13a-14
Certification of CEO of the Registrant under Section 906 of Sarbanes-Oxley
Certification of CFO of the Registrant under Section 906 of Sarbanes-Oxley
Press Release announcing the Company’s financial results for the fiscal year ended December 31, 2006, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006
Management Proxy Circular to Shareholders for Annual General and Special Meeting of Shareholders to be held on May 3, 2007

-i-

BIOMIRA INC.

ANNUAL INFORMATION FORM

MARCH 30, 2007

TABLE OF CONTENTS

INCORPORATION	1
BUSINESS OF THE COMPANY	1
Immunotherapeutics	1
Small Molecule Drugs	5
Corporate Strategy	6
Patents and Proprietary Information	7
Business Development	8
Manufacturing	8
Competition	8
Government Regulation	9
Human Resources	11
Description of Property	12
Control of the Registrant	12
MATERIAL CONTRACTS	12
MARKET FOR SECURITIES	13
DIVIDENDS	13
ESCROWED SECURITIES	13
AUDIT COMMITTEE	14
INDEPENDENT AUDITORS	14
Auditor’s Fees	14
Pre-approval Policies and Procedures	14
INTERESTS OF EXPERTS	15
OFF-BALANCE SHEET ARRANGEMENTS	15
CONTROLS AND PROCEDURES	15
Evaluation of Disclosure Controls and Procedures	15
Design Assessment of Internal Control over Financial Reporting	15
Changes in Internal Control over Financial Reporting	16
CODES OF CONDUCT AND ETHICS	16
DIRECTORS AND OFFICERS	17
SHARE CAPITAL	20
Introduction	20
Common Shares	20
Class A Preference Shares	20
Class B Preference Shares	21
Trading Price and Volume	21
Transfer Agent and Registrar	22
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	22
RISK FACTORS	23
History of Operating Losses	23
Stage of Development	24
Capital Needs	25
Dependence on Third Parties	26
Dependence on Key Personnel	27
Government Regulation	28
Patents and Proprietary Technology	30
Technology and Competition	31

i

Volatility of Share Price and Trading Volumes	31
Product Liability and Insurance	32
Hazardous Materials	32
Foreign Private Issuer Status	33
ADDITIONAL INFORMATION	33

ii

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

Our principal subsidiaries are ProlX Pharmaceuticals Corporation, a corporation incorporated under the laws of Delaware, Biomira International Inc., a corporation incorporated under the laws of Barbados, Biomira B.V., a corporation incorporated under the laws of the Netherlands, and Biomira USA Inc. (“Biomira USA”), a corporation incorporated under the laws of Delaware. Each of the aforementioned subsidiaries is a wholly owned subsidiary of Biomira.

We carry on our business directly and through our subsidiaries and in this Annual Information Form references to “Biomira”, “our”, “we” or “us” refer to Biomira Inc. and its subsidiaries unless the context specifies or implies otherwise.

BUSINESS OF THE COMPANY

We are an international biotechnology company headquartered in Canada engaged primarily in the research and development of innovative therapeutic approaches for the treatment of cancer. Our goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

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

Stimuvax® vaccine

Our lead cancer “vaccine” candidate currently under clinical development is a synthetic Mucin 1 peptide vaccine, Stimuvax vaccine (“Stimuvax” - formerly called BLP25 Liposome vaccine). This vaccine incorporates a 25 amino acid sequence of the Mucin 1 cancer antigen, in a liposomal formulation.

In Q4 of 2002, we completed the enrolment of 171 patients in a Phase 2b multi-centre trial of Stimuvax vaccine in patients with advanced (Stage IIIB and IV) non-small cell lung cancer at 13 sites in Canada and four sites in the United Kingdom. All patients had received first line standard chemotherapy and had responded to chemotherapy treatment with either a complete response or stable disease. Patients were randomized to Stimuvax vaccine, plus best supportive care or to best supportive care alone. Best supportive care can include local radiotherapy and second line chemotherapy, according to current standard clinical practice. The objectives of the trial were to measure safety and possible survival benefit of Stimuvax vaccine in these patients. Secondary endpoints of the trial were quality of life and immune response.

The preliminary results (Q2 2004) from our Phase 2b trial of Stimuvax vaccine in patients with Stage IIIB and IV non-small cell lung cancer indicated that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. The overall median survival was 17.4 months for patients on the vaccine arm versus 13 months for patients on the control arm. The median survival for patients with locoregional Stage IIIB disease who did not receive Stimuvax vaccine was 13.3 months. The two-year survival (patients still alive two years after entering the trial) for patients with locoregional Stage IIIB non-small cell lung cancer was 60% for the vaccine arm versus 36.7% for the control arm. In the overall patient population, the two-year survival was 43.2% for the vaccine arm versus 28.9% for the control arm.

Based on the interim results from the Phase 2b trial of Stimuvax vaccine in patients with Stage IIIB and IV non-small cell lung cancer, particularly those with Stage IIIB locoregional disease, and in preparation for a pivotal Phase 3 trial, we began in mid-2005 scheduling for the manufacture of new vaccine supplies incorporating manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes prior to the Phase 3 trial ensured that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. We began a small clinical safety study of the new clinical supplies in the second quarter of 2005. The results of the clinical safety study of the new formulation of Stimuvax vaccine indicated that the new formulation is not different from the previous formulation (i.e., that used in the Phase 2b trial) from a safety perspective. As well, in the latter half of 2005 and into 2006 we had to address a number of other issues with respect to the manufacture of the new vaccine supplies including a stability problem, which may have been due to excess moisture in the product. As a result, the expected start date of the Phase 3 trial was delayed.

On April 28, 2006, we announced that the final survival analysis of our Phase 2b trial of Stimuvax vaccine in patients with Stage IIIB and IV non-small cell lung cancer showed that the median survival in the pre-stratified subset of locoregional Stage IIIB patients on the vaccine arm was 30.6 months compared to 13.3 months observed for the same stage patients who did not receive the vaccine, a difference of 17.3 months. This data was obtained through ongoing, regular follow-up of patients enrolled in the trial.

On December 12, 2006, we announced that an agreement had been reached with the United States Food and Drug Administration (“FDA”) on a Special Protocol Assessment (“SPA”) for the Phase 3 trial of Stimuvax for the treatment of non-small cell lung cancer. The SPA agreement between Biomira and the FDA relates to the design of the Phase 3 trial and outlines definitive clinical objectives and data analyses considered necessary to support regulatory approval of Stimuvax.

On January 2, 2007, we announced that a global Phase 3 trial, START (Stimulating Targeted Antigenic Responses To non-small cell lung cancer), assessing the efficacy and safety of Stimuvax as a potential treatment for patients with unresectable Stage III non-small cell lung cancer was open for patient enrolment. The trial is being conducted by Merck KGaA under the provisions of a collaboration between Biomira and Merck KGaA and is expected to include more than 1,300 patients in approximately 30 countries. On February 26, 2007, we announced that the first patient had been enrolled in the global Phase 3 START trial.

The FDA has granted Fast Track status to the investigation of Stimuvax for its proposed use in the treatment of non-small cell lung cancer. The FDA’s Fast Track programs are designed to facilitate the development and expedite review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. With Fast Track designation, there may be more frequent interactions with the FDA during the development of a product and eventually a company may be eligible to file a U.S. Biologics License Application (“BLA”) on a rolling basis as data becomes available. This permits the

FDA to review a filing as it is received, rather than waiting for the entire document prior to commencing the review process. Due to the nature of these types of products, BLAs filed with Fast Track status are generally eligible for priority review, which could decrease the typical review period.

BGLP40 Liposome Vaccine

We have developed a completely synthetic MUC 1-based liposomal glycolipopeptide cancer vaccine, BGLP40 liposome vaccine, for potential use in several cancer indications. BGLP40 liposome vaccine represents an advanced cancer vaccine. The BGLP40 glycolipopeptide combines carbohydrate and peptide determinates in a multi-epitopic vaccine that evokes both cellular and humoral immune responses against major cancer-associated epitopes expressed on adenocarcinomas. BGLP40 liposome vaccine is expected to be Biomira’s first totally synthetic vaccine. BGLP40 liposome vaccine formulations also include Biomira’s proprietary liposomal delivery technology. This product candidate is currently in pre-clinical development and we are currently evaluating whether to move BGLP40 liposome vaccine into clinical development ourselves or with a potential collaborator.

Collaborations

On May 3, 2001, Merck KGaA and Biomira announced that they had entered into a global product development, licensing and co-promotion collaboration for our then two most advanced therapies - Stimuvax vaccine and Theratope® vaccine (development of Theratope vaccine has been subsequently discontinued and we do not currently plan further clinical development). The collaboration covered the entire field of oncology for these two products. We received an up-front cash payment and equity investment upon entering into the collaboration with Merck KGaA. We will also receive significant cash payments for BLA submissions for first and second cancer indications, on regulatory approvals for first and second cancer indications, and for sales milestones. On June 7, 2004, Merck KGaA and Biomira announced the return by Merck KGaA to Biomira of Merck KGaA’s development and commercialization rights to Theratope vaccine. On January 26, 2006, Biomira announced the signing of a letter of intent with Merck KGaA to amend our existing arrangements with respect to Stimuvax. Under the revised terms set forth in the letter of intent, Merck KGaA has taken over administrative and financial responsibility for the development and commercialization of Stimuvax, including the Phase 3 trial in non-small cell lung cancer. Merck KGaA also plans to investigate the use of Stimuvax to treat other types of cancer. All development, regulatory, commercialization and marketing costs for Stimuvax have been borne exclusively by Merck KGaA as of March 1, 2006. In return, Biomira’s co-promotion interest in U.S. sales has been converted to a specified royalty rate, which is higher than what Merck KGaA has agreed to pay on its sales of Stimuvax outside of the United States. The royalty and other arrangements with respect to non-U.S. sales has remained generally unchanged (Merck KGaA has assumed a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck KGaA pursuant to the collaboration have remained essentially the same. The agreed-upon royalty rate for U.S. sales reflects the stage and promise of Stimuvax. Biomira has retained responsibility for manufacturing Stimuvax, both for clinical trials and following any marketing approval. Under the letter of intent, the existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory. Biomira and Merck KGaA are, pursuant to the letter of intent, actively pursuing the revision of the existing supply and collaboration agreements.

Liposomal Strategies

In the fall of 1995, we acquired OncoTherapeutics, Inc., of Cranbury, New Jersey, (now Biomira USA). The acquisition of Biomira USA brought to Biomira, among other things, expertise in the development of liposomal encapsulation technologies important in the development of Stimuvax, Liposomal Interleukin-2 (L-IL-2), other combination immunotherapies utilizing cytokines and autologous vaccines. However, our current focus is on the development of our existing pipeline of cancer vaccines and of our targeted small molecule cancer drugs.

Small Molecule Drugs

On October 31, 2006, we announced the acquisition of ProlX Pharmaceuticals Corporation (“ProlX”) of Tucson, Arizona, a privately held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. In connection with the acquisition and pursuant to an agreement and plan of reorganization (the “Merger Agreement”) dated October 30, 2006 and made among Biomira, ProlX and certain other named parties, Biomira paid US $3 million in cash and 17,877,777 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of US $5 million is due upon initiation of the first Phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of US $10 million is due upon regulatory approval of a ProlX product in a major market. Each share of Biomira common stock issued in connection with these two future payments shall have a value equal to the average closing sale price of one share of Biomira common stock as reported on the Nasdaq Global Market for the ten consecutive trading days ending three trading days immediately preceding the date of payment for such future payment. Finally, under certain circumstances, ProlX shareholders may also receive a 50% share of revenue from any potential collaboration agreement for a ProlX product in a specified non-oncology indication executed no later than two years after the closing date of the acquisition. The Business Acquisition Report with respect to such acquisition was filed by us on SEDAR (www.sedar.com) on December 8, 2006.

ProlX is developing small-molecule drugs that inhibit redox and cell-survival signalling proteins. With this acquisition, we have added a pipeline of targeted small-molecule cancer drugs to our existing pipeline of cancer vaccines. We believe this enhanced pipeline gives us multiple opportunities for successful clinical development while diversifying risk.

PX-12

PX-12 is a small molecule inhibitor of thioredoxin. Increased thioredoxin levels in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers. PX-12 is currently being evaluated in a Phase 1b trial in patients with advanced gastrointestinal cancers. An initial Phase 1 trial involving 38 patients with advanced metastatic cancer showed that PX-12 was well tolerated and produced a decrease in plasma concentrations of thioredoxin that was significantly correlated with increased patient survival. Fifteen of the 38 patients achieved stable disease of up to 322 days. A randomized Phase 2 trial comparing two dose levels of PX-12 in patients with advanced pancreatic cancer who have progressed on gemcitabine or a gemcitabine-containing regimen was initiated in January 2007.

PX-478

PX-478 is a small molecule inhibitor of hypoxia inducible factor-1a (HIF-1a), a protein responsible for initiating the process of tumor blood vessel growth, or angiogenesis. PX-478 is effective when delivered orally in animal models, and has shown marked tumor regressions and growth inhibition in such model systems across a range of cancers, including ovarian, renal, prostate, colon, pancreatic, and breast cancer. PX-478 is in late stage pre-clinical development and is expected to begin its first clinical trial by Q3 2007.

PX-866

PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI-3-kinase)/PTEN/Akt pathway, an important survival signalling pathway that is activated in many types of human cancer. PI-3-kinase is over expressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis. The PI-3-kinase inhibitor PX-866 induces prolonged inhibition of tumor PI-3-kinase signalling following both oral and intravenous administration and has been shown to have good in vivo anti-tumor activity in human ovarian and lung cancer, as well as intracranial glioblastoma, tumor models. PX-866 is in late pre-clinical development.

Corporate Strategy

General

With our recent acquisition of ProlX Pharmaceuticals Corporation we have acquired an exciting portfolio of small molecule compounds in development for the treatment of cancer. We now have multiple ways to attack cancer cells: stimulating the immune system through our synthetic vaccine programs and inhibiting critical cancer-related pathways with targeted small molecules. The resulting product pipeline provides us with opportunities to diversify risk, develop new therapies and establish strategic partnerships. This broad pipeline is the foundation on which we intend to build a leading oncology franchise.

Financial

On September 27, 2006, we announced that we had received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $100,000,000 shelf prospectus filed on September 26, 2006 in specified Canadian jurisdictions. The Company also filed on September 26, 2006 a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. The shelf prospectus will be effective for approximately 25 months (i.e., expires in the fourth quarter of 2008). On December 18, 2006, we closed a U.S. $12,999,999 financing under a prospectus supplement to the shelf prospectus.

To meet future financing requirements, we intend to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements. We will continue to seek to take advantage of financing opportunities as they arise.

Patents and Proprietary Information

Our policy is to file for and prosecute patent applications covering those of our inventions that we consider potentially beneficial to our business. We are also actively pursuing the licensing in of patents that will add value to our patent portfolio, as well as the licensing out of patents that are outside of our core business. We currently own or have an exclusive license to approximately 66 issued patents in material jurisdictions worldwide (25 are in-licensed), of which 31 are issued in the United States (17 are in-licensed).

Our Stimuvax vaccine is protected by in-licensed patents from the Dana-Farber Cancer Institute, Inc. of Boston, Massachusetts (U.S. 4,963,484 and U.S. 5,053,489) and in-licensed patents and patent applications from Cancer Research Technology Limited (formerly Imperial Cancer Research Technology Limited) of London, England (issued patents U.S. 6,222,020, EPO 0341252 and Canada 1,339,204), as well as U.S. patent 6,168,804, in-licensed from the University of Alberta. Stimuvax is also protected by our U.S. patent 6,600,012. Additional Biomira patent applications have been filed worldwide and will, if issued, provide additional coverage for Stimuvax.

Our portfolio of small molecule product candidates (Prolx compounds) are protected by an extensive patent estate, including in-licensed patents and patent applications, as well as patent and patent applications assigned to Prolx. The patent coverage includes US patent 6,689,775 (PX-12), licensed from University of Arizona, Prolx patent US 5,602,278 (PX-478), US patent 7,081,475 (PX-866), licensed from University of Arizona and University of Pittsburgh, and US patent 6,245,754 (PX-316), licensed from Georgetown University and University of Arizona. Additional protection for these compounds may be provided in the future by currently pending US and foreign patent applications.

We are also continuously developing intellectual property in focus areas of research within Biomira and we currently have a number of patent applications pending worldwide covering synthetic immunoregulatory molecules, developed at Biomira, as well as an issued patent U.S. 6,544,549, covering our proprietary liposomal formulation of Interleukin-2.

We believe that our patent filings may contribute to the establishment and maintenance of a competitive position with respect to one or more of our products under development. However, while we believe that we possess proprietary rights, including unpatented trade secrets and know-how, and that our continuing technological innovations will enable us to maintain a competitive position with respect to our products, we do not have patents covering all of these products. No assurance can be given that others will not independently develop substantially equivalent proprietary information and technology, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our unpatented trade secrets. In addition, there can be no assurance that our pending applications will result in issued patents, or that our issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent an issued patent by adoption of a competitive though non-infringing product or process. Interpretation and evaluation of biopharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions.

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

Business Development

Over the next few years it is expected that our major emphasis in regard to business development will be in the area of partnering Biomira’s expanded pipeline of products. Examples of the latter include PX-12, PX-478, PX-866 and BGLP40. On the in-licensing side, Biomira continues to look opportunistically at licensing opportunities that are advantageous from a strategic and economic perspective.

Manufacturing

We maintain a highly trained staff to develop efficient commercial manufacturing processes for our products. However, we have shifted our manufacturing focus (both drug substance and drug products) to outsourcing (also see “Business of the Company - Description of Property”). This strategy allows us to use contract manufacturers that already have extensive GMP (see “Business of the Company - Government Regulation”) manufacturing experience. We have developed a staff with experience in the management of contract manufacturing and currently intend to outsource the supply of all our commercial products.

In order to provide assurance that contract manufacturers are capable of executing their contracts in full regulatory compliance, we maintain a quality assurance staff with the necessary skills in auditing contract manufacturers and suppliers for regulatory compliance.

Competition

The biotechnology and pharmaceutical industries are highly competitive. Many companies which are engaged in the biotechnology field, and in cancer research in particular, have financial, technical and marketing resources greater than those of Biomira. Some of these are firms with established positions in the pharmaceutical industry and may be better equipped than us to develop, refine and market products for the treatment of cancers.

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

Companies such as ours may in particular circumstances be able to take advantage of programs for accelerated development of products designed to treat rare and serious or life-threatening diseases. For example, the FDA Fast Track drug product development program (see “Business of the Company - Immunotherapeutics”).

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

Human Resources

As at December 31, 2006 Biomira (including its consolidated subsidiaries) employed 91 persons, many of whom are engaged in development activities, 9 of whom hold PhD and/or MD degrees and 11 of whom hold other advanced degrees. A number of our management and professional employees have had prior experience with pharmaceutical or medical products companies.

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

As a result of the signing of a letter of intent with Merck KGaA (announced January 26, 2006) pursuant to which Merck KGaA has taken over administrative and financial responsibility for the development and commercialization of Stimuvax (see “Business of the Company - Immunotherapeutics - Collaborations”), Biomira reduced its employee numbers in 2006 (25% of Biomira’s December 31, 2005 complement of employees were laid off as a result of the transfer of the Phase 3 trial clinical activities to Merck KGaA).

Description of Property

We maintain our corporate offices in Edmonton, where we lease a 58,000 square foot facility in the Edmonton Research Park for office and research functions. Our current lease expires on March 31, 2007. We are currently in the process of negotiating a new lease with the landlord. As part of the negotiations, we expect to be significantly reducing the amount of square footage leased.

Biomira USA currently leases approximately 375 square feet of office space in Cranbury, New Jersey on a month-to-month basis.

ProlX Pharmaceuticals Corporation currently leases approximately 6,500 square feet of office space in Tucson, Arizona. The current lease expires on March 31, 2011.

Control of the Registrant

As of February 28, 2007, to the knowledge of our directors and officers, there were no persons who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of Biomira.

MATERIAL CONTRACTS

The only contracts which are material to Biomira, were entered into on or after January 1, 2002, are currently in effect and were not entered into in the ordinary course of business are as follows:

•	The Merger Agreement (see “Business of the Company - Small Molecule Drugs”)

•
That certain exclusive license agreement dated as of July 29, 2004 between the University of Arizona and ProlX Pharmaceuticals Corporation (“ProlX”), which license agreement grants to ProlX the exclusive right to use certain specified patents and patent applications owned by the University of Arizona relating to, among other things, PX-866, as well as a non-exclusive right to use certain related technical information, for the term of such patents in exchange for specified upfront, milestone and royalty payments.

•	That certain exclusive patent license agreement dated September 15, 2005 between the University of Arizona and ProlX, which license agreement grants to ProlX the exclusive right to use certain specified patents and patent applications owned by the University of Arizona relating to, among other things, PX-478, as well as a non-exclusive right to use certain related technical information, for the term of such patents in exchange for specified upfront, milestone and royalty payments.

All of the above-referenced material contracts have been filed on SEDAR (www.sedar.com) as material contracts of Biomira.

MARKET FOR SECURITIES

Our common shares are listed in Canada on the Toronto Stock Exchange (symbol BRA) and in the United States on The Nasdaq Global Market tier of The Nasdaq Stock Market (symbol BIOM).

DIVIDENDS

To date, we have not paid any dividends on our common shares and do not expect to do so in the foreseeable future. Earnings, if any, will be retained to finance our ongoing operations and to develop and expand our business.

ESCROWED SECURITIES

The following table sets forth the number of securities of each class of our securities held, to our knowledge, in escrow, and the percentage that the number represents of the outstanding securities of that class as of December 31, 2006.

Escrowed Securities
Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	3,681,667	3.15%

An escrow agreement was entered into among Biomira, Inc., D. Lynn Kirkpatrick and Garth Powis (as principal stockholders), Garth Powis (as stockholder representative) and Computershare Trust Company of Canada (as escrow agent) on October 30, 2006. Pursuant to the escrow agreement, 3,681,667 shares of Biomira common stock are being held in escrow, 1,000,000 shares of which are being held in special escrow. The escrow is to satisfy any claims arising out of representations and warranties made by ProlX in the Merger Agreement (see “Business of the Company - Small Molecule Drugs”) and shall be continued for a period not to exceed twelve months from the closing date (being October 30, 2006), except to the extent that there remain pending claims at the end of such period, then the escrow shall be continued until such claims are resolved. The special escrow shall be continued until such time as an aggregate of US $3 million in funding has been received under ProlX’s existing federal government grants. If the grant funding is not received, the shares in the special escrow will be returned to Biomira.

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

INDEPENDENT AUDITORS

Auditor’s Fees

The aggregate fees billed for professional services by Deloitte & Touche LLP (our independent auditors) for the years ended December 31, 2006 and 2005 are presented below:

Type of Service	2006	2005
Audit fees[1]	$181,323	$155,419
Audit-related services[2]	17,730	51,753
Tax advisory services[3]	106,565	48,104
Other services[4]	11,283	2,619
Total	$316,901	$257,895

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

INTERESTS OF EXPERTS

Our auditors are Deloitte & Touche LLP, 2000 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 4E4. Our consolidated financial statements as at December 31, 2006 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent registered chartered accountants. Deloitte & Touche LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors, except as disclosed in Note 20 to our audited Consolidated Financial Statement for the fiscal period ended December 31, 2006.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Disclosure Policy and Assessment Committee, with the participation of our President and Chief Executive Officer, our Chief Financial Officer, our Corporate Controller, our Audit Committee and others within Biomira, carried out an evaluation of the effectiveness of the design and operation of our current Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual information form, our Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to Biomira and required to be included in our periodic regulatory filings in Canada and the United States.

Design Assessment of Internal Control over Financial Reporting

Biomira's internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Biomira's internal control over financial reporting. These officers have assessed the design of our internal control over financial reporting and have concluded that the following disclosable weakness may exist at December 31, 2006.

The design assessment of our wholly-owned subsidiary company, ProlX Pharmaceuticals Corporation (“ProlX”), that was purchased effective October 30, 2006, was not completed as at December 31, 2006. Accordingly, management concluded there may be a weakness in internal control over financial reporting relating to ProlX. ProlX is included in our consolidated financial statements for the year ended December 31, 2006. Additional procedures have been performed by us to ensure that the acquisition has been recorded, since the date of acquisition, in our consolidated financial statements in accordance with applicable generally accepted accounting principles. Management will complete the design evaluation of internal control over financial reporting relating to ProlX and remediate the weakness, if any, during 2007.

Changes in Internal Control over Financial Reporting

             During the fiscal year ended December 31, 2006, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting, except for the acquisition of ProlX on October 30, 2006. We plan to integrate ProlX into Biomira's standard processes and controls during 2007.

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

DIRECTORS AND OFFICERS

The name, positions with Biomira and principal occupations of each of our directors and officers are as follows:

Name and Address	Office	Director/ Officer Since	Principal Occupations
ERIC E. BAKER, BSc, MBA (1)(2) Long Sault, Ontario, Canada	Chairman and Director	August 1985	President of Miralta Capital II Inc. (a venture capital company)
S. ROBERT BLAIR, C.C. (1)(3) North Vancouver, British Columbia, Canada	Director	September 2006	Executive Chair and President, Photon Control Inc.; prior thereto Commissioner General for Canada’s participation at EXPO 2000, Hannover, Germany
CHRISTOPHER S. HENNEY PhD, DSc (4) (5) (6) Seattle, Washington, United States of America	Chairman and Director	March 2005
Chairman, SGX Pharmaceuticals, Inc.; Vice-Chairman of Cyclacel Pharmaceuticals, Inc.; prior thereto Chairman, Xcyte Therapies, Inc.; Chairman and Chief Executive Officer, Dendreon Corporation; Co-founder - Immunex, ICOS and Dendreon

RICHARD L. JACKSON, PhD (1) (5) Cincinnati, Ohio, United States of America	Director	May 2003
President, Richard Jackson Associates, LLC (a biotechnology and pharmaceutical consulting company); prior thereto President and CEO, Chairman of Board of Directors, EmerGen, Inc. (a biotechnology company); Senior Vice President, Research and Development, Atrix Laboratories, Inc. (a biotechnology company)

T. ALEXANDER McPHERSON, MD, PhD (7) Edmonton, Alberta, Canada	President, Chief Executive Officer and Director	March 1987	Formerly President and Chief Executive Officer, Biomira Inc.; Professor Emeritus, University of Alberta

Name and Address	Office	Director/ Officer Since	Principal Occupations
W. VICKERY STOUGHTON, BSc, MBA (4) Los Angeles, California, United States of America	Director	June 1997
President and CEO of MagneVu Corporation; prior thereto Chairman and Chief Executive Officer, Careside Inc. (a research and development, medical devices company, which filed for bankruptcy in October, 2002); prior to July 1996, President of SmithKline Beecham Diagnostics Systems; and prior to October 1995, President of SmithKline Beecham Clinical Laboratories

MICHAEL C. WELSH, QC (3) (5) Sherwood Park, Alberta, Canada	Director	March 1987	President, Almasa Capital Inc. (a venture capital company) since 1997; prior thereto, Partner, Welsh & Company (Barristers and Solicitors)
ROBERT D. AUBREY, BSc (8) Edmonton, Alberta, Canada	Vice President, Business Development	September 1990	Vice President, Business Development of Biomira Inc. since September 1990
ROBERT L. KIRKMAN, MD (9) Yarrow Point, Washington, United States of America	President, Chief Executive Officer and Director	September 2006
President and Chief Executive Officer, Biomira Inc.; prior thereto acting President and CEO of Xcyte Therapies, Inc. (now Cyclacel Pharmaceuticals, Inc.); Vice President, Business Development and Corporate Communications of Protein Design Labs, Inc.

LYNN KIRKPATRICK, Ph.D. (10) Houston, Texas, United States of America	Chief Scientific Officer	October 2006	Chief Scientific Officer, Biomira Inc.; prior thereto President and Chief Executive Officer of ProlX Pharmaceuticals Corporation
R. RAO KOGANTY, PhD Edmonton Alberta, Canada	Vice President and General Manager, Synthetic Biologics Business Unit	April 2005
Vice President and General Manager, Synthetic Biologics Business Unit of Biomira Inc. since April 2005; prior to April 2005, Senior Director, Chemistry of Biomira Inc.; prior to June 2001, Director, Chemistry of Biomira Inc.

Name and Address	Office	Director/ Officer Since	Principal Occupations
MARILYN OLSON, BComm, MLT, RAC Edmonton, Alberta, Canada	Vice President, Quality and Regulatory Affairs	May 2003
Vice President, Quality and Regulatory Affairs of Biomira Inc since February 2007; between February 2006 and February 2007, Vice President, Clinical and Regulatory Affairs of Biomira Inc.; between May 2003 and February 2006, Vice President Regulatory Affairs of Biomira Inc.; prior to May 2003, Senior Director, Regulatory Affairs of Biomira Inc.; prior to January 2001, Director, Regulatory Affairs of Biomira Inc.; prior to September 1995, various managerial positions with Biomira Inc. since October 1989

EDWARD A. TAYLOR, CGA (11) Edmonton, Alberta, Canada	Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary and Director	May 1995	Vice President, Finance and Administration and Chief Financial Officer and Corporate Secretary of Biomira Inc. since May 1995
Notes:
(1)    Member of Executive Compensation Committee
(2)    Retired as Chairman of the board of directors on September 5, 2006 and retired from the board of directors on January 19, 2007
(3)    Retired from the board of directors on May 17, 2006 and subsequently rejoined the board of directors on September 5, 2006
(4)    Member of the Audit Committee
(5)    Member of Corporate Governance and Nominating Committee
(6)    Appointed Chairman of the board of directors on September 5, 2006 and appointed as a member of the Executive Compensation Committee in February, 2007
(7)    Stepped down effective May 17, 2006 and resigned from the board of directors shortly thereafter
(8)    Ceased employment with Biomira Inc. effective March 23, 2007
(9)    Appointed President, Chief Executive Officer and director on September 5, 2006
(10)    Appointed Chief Scientific Officer on October 31, 2006
(11)    Appointed acting President and Chief Executive Officer and director on May 17, 2006. Ceased to be acting President and Chief Executive Officer on September 5, 2006 upon the appointment of Robert L. Kirkman

Our directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over, as of February 28, 2007, approximately 4.2% of our outstanding common shares. The term of office of each director is until our next annual meeting of shareholders or until his/her successor is elected, unless his/her office is earlier vacated in accordance with our bylaws.

SHARE CAPITAL

Introduction

Our authorized share capital currently consists of the following classes of shares, all of which are without par value: (i) an unlimited number of common shares, of which 116,915,338 were outstanding as at February 28, 2007; (ii) 12,500 non-voting redeemable Class A preference shares (“Class A Preference Shares”), all of which are outstanding; and (iii) an unlimited number of Class B preference shares issuable in series (“Class B Preference Shares”), none of which are currently outstanding. The attributes of these classes of shares are summarized below.

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

As at February 28, 2007 we had 6,888,126 stock options, 480,998 restricted share units and 5,848,157 warrants outstanding and unexercised. Assuming the exercise of all stock options, restricted share units and warrants exercisable as at February 28, 2007, there would be 130,132,619 common shares outstanding.

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

The University of Alberta is entitled to a representative on our Board of Directors as long as the University of Alberta is the holder of any Class A Preference Shares.

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

Trading Price and Volume

Our common shares are traded in Canada on the Toronto Stock Exchange and in the United States on the Nasdaq Global Market (see “Market For Securities”). The monthly price ranges and volume traded on these two marketplaces during 2006 were as follows:

Month	High	Low	Close	Volume Traded

Toronto Stock Exchange

January	$2.29	$1.61	$1.70	3,313,625
February	1.78	1.60	1.67	1,172,455
March	1.71	1.56	1.60	842,798
April	1.74	1.38	1.57	1,627,197
May	1.60	1.27	1.30	1,526,327
June	1.37	1.14	1.23	397,146
July	1.24	1.08	1.10	581,649
August	1.41	0.96	1.31	1,454,257
September	1.32	1.12	1.17	364,899
October	1.53	1.14	1.33	1,529,648
November	1.77	1.40	1.69	1,761,618
December	1.95	1.26	1.34	2,468,036

January - December	$2.29	$0.96		17,039,655

Nasdaq Global Market

January	US $	2.00	US $	1.39	US $	1.50	20,030,598
February		1.57		1.40		1.45	13,615,473
March		1.48		1.35		1.36	8,662,698
April		1.54		1.21		1.40	11,410,754
May		1.43		1.15		1.18	8,083,345
June		1.24		1.03		1.07	3,479,404
July		1.10		0.96		0.97	3,204,069
August		1.29		0.85		1.17	7,050,474
September		1.19		1.00		1.06	2,204,196
October		1.35		1.02		1.26	9,707,683
November		1.55		1.23		1.36	10,128,774
December		1.70		1.08	1.14	19,784,200

January - December	US $	2.00	US $	0.85		117,361,668

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Investor Services Inc., Suite 600, 530 - 8 Ave SW, Calgary, Alberta, Canada, T2P 3S8 and our common share register of transfers is maintained at such location.

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

RISK FACTORS

You should carefully consider the following risks and other information included in this annual information form, as well as the additional risk factors discussed in our management’s discussion and analysis for the year ended December 31, 2006 and in our consolidated financial statements and related notes for the year ended December 31, 2006. Such risks are not the only ones facing Biomira. Additional risks not presently known to us or that we currently deem immaterial may also impact our business operations. If any of the following risks actually occur, our operating results, business and financial condition could be materially adversely affected and the trading price of our common stock could decline.

History of Operating Losses

We commenced our research activities in 1985. To date, we have not generated positive cash flow or operating profits. There can be no assurance that operating profits will be generated in the foreseeable future. We expect to incur losses over at least the next several years as we continue to develop product candidates. Our ability to achieve profitability is dependent on a number of factors, including our ability to develop and obtain regulatory approvals for our product candidates, successfully commercializing those product candidates, which may require additional clinical or commercial trials, entering into additional collaborative agreements for product development and commercialization, and securing contract manufacturing and distribution and logistics services. We do not know when or if we will complete our product development efforts, receive regulatory approval of any of our product candidates, or successfully commercialize any approved products. As a result, we are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.

We depend heavily on the success of our lead product candidate, Stimuvax, which is still in clinical trials and may never be approved for commercial use, and if Stimuvax is not commercialized our ability to generate revenues and achieve profitability will be harmed. We have invested a significant portion of our time and financial resources in the development of Stimuvax and anticipate that for the foreseeable future our ability to achieve profitability will be largely dependent on its successful commercialization (which commercialization efforts were assumed by Merck KGaA as of March 1, 2006 - see “Business of the Company - Immunotherapeutics - Collaborations”). Many factors could negatively affect the success of the efforts to develop and commercialize Stimuvax vaccine, including:

•	significant delays in completing clinical trials and analyzing the results of those trials;

•	negative, inconclusive or otherwise unfavourable results from the clinical trials;

•	withdrawal of development and/or commercialization support by Merck KGaA with respect to Stimuvax;

•	an inability to obtain, or delay in obtaining, regulatory approval for the commercialization of Stimuvax vaccine;

•	an inability to enter into, or a delay in entering into, agreements with third parties for the manufacture of Stimuvax in commercial quantities on acceptable terms, or at all;

•	an inability to manufacture acceptable validation batches of Stimuvax, or to manufacture Stimuvax vaccine in commercial quantities at acceptable cost; and

•	a failure to achieve market acceptance of Stimuvax vaccine.

Stage of Development

Our products are in the development stage and have not yet been produced or marketed commercially. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. There can be no assurance that we will ever successfully develop such products or that we will ever achieve significant revenues from such products if they are successfully developed.

None of our product candidates have been approved for commercial use and if our product candidates do not receive regulatory approval, or if we are unable to maintain regulatory compliance, we will be limited in our ability to commercialize these products and may never achieve profitability. Regulatory approval has not been received to commercialize Stimuvax or any of our other product candidates. A marketing application will need to be submitted to regulatory authorities in Canada, the United States and abroad for Stimuvax vaccine, and we will need to complete preclinical and clinical testing for each of our other product candidates before submitting marketing applications. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or require additional studies to be performed or to file for a narrower indication than is currently planned. The failure to obtain this data, or to obtain a deferral of, or exemption from, this requirement could adversely affect the chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions. The development of any of our product candidates is subject to many risks, including the risk that:

•	the product candidate is found to be ineffective or unsafe;

•	the clinical test results for a product candidate delay or prevent regulatory approval;

•	the product candidate cannot be developed into a commercially viable product;

•	the product candidate is difficult or costly to manufacture;

•	the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;

•	third party competitors hold proprietary rights that preclude us from marketing the product; and

•	third party competitors market a more clinically effective or more cost-effective product.

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

We have incurred losses from operation since inception and we expect to incur additional operating losses for at least the next several years. We expect these losses to result from further research and development activities, further clinical trials, development of marketing and sales capabilities and building the requisite infrastructure. Our actual capital requirements will depend on numerous factors, including:

•	the development of commercialization activities and arrangements;

•	the progress of our research and development programs;

•	the progress of preclinical and clinical testing;

•	the time and cost involved in obtaining regulatory approvals;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments;

•	the effect of changes and developments in our existing collaborative, licensing and other relationships; and

•	the terms of any new collaborative, licensing and other arrangements that we may establish.

We may be unable to raise sufficient funds to complete our development, marketing and sales activities for our product candidates. Potential funding sources include:

•	public and private securities offerings;

•	debt financing, such as bank loans; and

•	collaborative, licensing and other arrangements with third parties.

We may not be able to find sufficient debt or equity funding on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common shares. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

Dependence on Third Parties

We are or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of our potential products. Although we do not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that we can obtain such materials and services. In such regard, it should be noted that we have little sales, marketing or distribution experience and do not currently have the resources to market any of our potential products. Further, we are dependent upon our collaborative relationship with Merck KGaA to develop and commercialize our lead product candidate, Stimuvax.

We have entered into, and may in the future enter into, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in May 2001, we entered into a global product development, licensing and co-promotion collaboration with Merck KGaA in order to, among other things, further develop Stimuvax and acquire additional commercial resources to market Stimuvax upon receipt of regulatory approval. In January 2006, we signed a letter of intent with Merck KGaA outlining certain amendments to the May 2001 collaboration. We may engage in discussions in the future with other third parties relating to other products, although we cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us, or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the acquisition of our equity securities.

Our ultimate success may depend upon the success of these third parties. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our product candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenues. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

We currently depend, and will in the future depend, on third parties to manufacture our products and product candidates, including Stimuvax, and if these manufacturers fail to meet our requirements and the requirements of regulatory authorities, we may not be able to generate revenues.

We made the choice not to currently invest in the internal capability to manufacture commercial quantities of pharmaceutical products under current Good Manufacturing Practices.

At present, we outsource all of our manufacturing needs. Certain ingredients of our lead product candidate are manufactured by third parties in the United States or abroad who ship these ingredients to third party manufacturing locations, which currently are in the United States. Further, certain ingredients of Stimuvax are currently supplied by a single third party. If our current third party manufacturing arrangements are terminated or are unable to satisfy our requirements and we are required to find an additional or alternative source of supply, there may be additional cost and delay in product development and commercialization of Stimuvax. Moreover, the continuing threat of terrorist attacks on the United States and current preoccupation with the possibility of further chemical/biological terrorist threats have resulted in increased scrutiny of shipments of many materials into the United States from Canada and abroad. As a consequence, it is possible that there could be delays in the shipment of the components and materials made outside the United States and shipped to the manufacturing finisher in the United States, or in the reshipment from the finisher to us and to Merck KGaA for distribution within and outside the United States.

Any contract manufacturers that we may use must adhere to regulations on current Good Manufacturing Practices, which are enforced by the FDA (or foreign regulatory agencies) through its facilities inspection program. In the United States, these facilities must pass a plant inspection before the FDA will issue a pre-market approval of the product. The manufacture of product at these facilities will be subject to strict quality control, testing and recordkeeping requirements. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to potential delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. In addition, we may need to seek alternative sources of supply. If so, we may incur additional costs or delays in product commercialization. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that we have conducted. We may not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers utilized by us may not provide quantities of product sufficient to meet our specifications or our delivery, cost and other requirements.

Dependence on Key Personnel

Our success depends in large part upon our ability to attract and retain highly qualified scientific, manufacturing, marketing and management personnel. We face competition for such personnel from other companies, academic institutions, government entities and other organizations. We are highly dependent upon certain technical personnel and consultants. We may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements with all of our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our research and development programs and our business. In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants.

Government Regulation

From inception to commercialization, the development, testing and manufacture of our products are generally subject to substantial government regulation. Regulatory compliance can take several years and can involve substantial expenditures. There can be no assurance that difficulties or excessive costs will not be encountered by us in our efforts to secure necessary approvals or licences, which could delay or prevent us from marketing our products. We may not achieve our projected development goals in the time frames we announce and expect. Any failure or delay in commencing or completing clinical trials for product candidates could harm our business.

None of our product candidates have been approved for commercial use and if our product candidates do not receive regulatory approval, or if we are unable to maintain regulatory compliance, we will be limited in our ability to commercialize these products and may never achieve profitability. Regulatory approval has not been received to commercialize Stimuvax or any of our other product candidates. A marketing application will need to be submitted to regulatory authorities in Canada, the United States and abroad for Stimuvax vaccine, and we will need to complete preclinical and clinical testing of each of our other product candidates before submitting marketing applications. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or require additional studies to be performed or to file for a narrower indication than is currently planned. The failure to obtain this data, or to obtain a deferral of, or exemption from, this requirement could adversely affect the chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions.

Even if we believe that clinical data demonstrate the safety and efficacy of our product candidates, regulators may disagree with us, which could delay, limit or prevent the approval of our product candidates. As a result, we may not obtain the labelling claims which we believe are necessary or desirable for the promotion of those products. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to qualify for priority review of our application. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

Even if regulatory approval is received for our product candidates, the later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and may be subject to continuous review. After approval of a product, there will be significant ongoing regulatory compliance obligations, and if we or our collaborators fail to comply with these requirements, we and/or they could be subject to penalties, including:

•	warning letters;

•	fines;

•	product recalls;

•	withdrawal of regulatory approval;

•	operating restrictions;

•	disgorgement of profits;

•	injunctions; and

•	criminal prosecution.

Regulatory agencies may require us or our collaborators to delay, restrict, or discontinue clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. In addition, we or our collaborators may be unable to submit applications to regulatory agencies within the time frame we currently expect. Once submitted, applications must be approved by various regulatory agencies before we or our collaborators can commercialize the product described in the application. All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of such clinical trials. Any unanticipated costs or delays in our clinical studies could delay our ability to generate revenues and harm our financial condition and results of operations.

In recent years, federal, provincial, state, and local officials and legislators have proposed a variety of price-based healthcare reforms in Canada, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical treatments or regulate the pricing of pharmaceuticals. If any products we develop become subject to unfavourable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, our ability to successfully commercialize our products will be impaired.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third party payors to contain or reduce the costs of health care through various means. We expect a number of federal, state and foreign proposals to control the cost of drugs through government regulation. We are unsure of the form that any health care reform legislation may take or what actions federal, state, foreign, and private payors may take in response to the proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business. Our ability to commercialize our product successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third party payors for use of our products, our products may fail to achieve market acceptance and our results of operations will be harmed.

Patents and Proprietary Technology

We depend on patents and proprietary rights, which may offer only limited protection against potential infringement and if we are unable to protect our patents and proprietary rights, our business, financial condition and results of operations will be harmed. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies in Canada, the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We also rely on trade secrets, know-how and continuing technological advancements to protect our proprietary technology. We have entered into confidentiality agreements with many of our employees, consultants, advisors and collaborators. However, these parties may not honour these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed. Further, we may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration. As well, we may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights. Such disputes could substantially delay our product development or commercialization activities. United States Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

Our policy is to file for and prosecute patent applications covering those of our inventions that we consider potentially beneficial to our business. We believe that our patent filings may contribute to the establishment and maintenance of a competitive position with respect to our products. However, while we believe that we possess proprietary rights, including unpatented trade secrets and know-how, and that our continuing technological innovations will enable us to maintain a competitive position, we do not have patents covering all of our present products and those under development. No assurance can be given that others will not independently develop substantially equivalent proprietary information and technology, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our unpatented trade secrets. In addition, there can be no assurance that our pending applications will result in issued patents, or that our issued patents or in-licensed patent rights will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent an issued patent or in-licensed patent right by adoption of a competitive through non-infringing product or process.

It must also be noted that no assurance can be given that others will not obtain patents that we would need to license in order to produce and commercialize our products, or if a licence is required that it would be available on reasonable terms. In this regard, we are presently aware of a number of patents or applications which, if valid, at least potentially pose infringement risk in one or more countries to our products. There can be no assurance that, if a required licence is not obtained, we will be able to circumvent, through a reasonable investment of time and expense, such outside patents.

Technology and Competition

Our success depends on maintaining a competitive position in the development of technologies and products in our area of expertise. Technological competition in the biotechnology industry from other biotechnology companies and others diversifying into the field is intense and expected to increase. Many of these companies have substantially greater research and development capability and experience, and marketing, financial and managerial resources than we do, and represent significant long-term competition for us. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacture and marketing of products. Further, there can be no assurance that developments by others will not render our products or technologies noncompetitive. In addition, we may not be able to keep pace with technological changes in the biopharmaceutical industry, which may prevent us from commercializing our product candidates. Our business is characterized by extensive research efforts and rapid technological progress. New developments in molecular biology, genetics, medicinal chemistry and other fields of biology and chemistry are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our programs or product candidates non-competitive or obsolete. In addition, we may not be able to achieve the level of acceptance within the medical community necessary to compete successfully.

Volatility of Share Price and Trading Volumes

The market prices for and trading volumes of securities of biotechnology companies, including our securities, have been historically volatile. The market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

•	the results of preclinical testing and clinical trials by us, our collaborators and/or our competitors;

•	technological innovations or new therapeutic products;

•	governmental regulations;

•	developments in patent or other proprietary rights;

•	litigation;

•	public concern as to the safety of products developed by us or others;

•	comments by securities analysts;

•	the issuance of additional shares to obtain financing or for acquisitions; and

•	general market conditions in our industry or in the economy as a whole.

Future announcements concerning Biomira or its competitors, including the results of testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation and public concern as to the safety of our products, may have a significant impact on the market price and trading volumes of our common shares. In addition, we may not continue to meet Nasdaq’s listing requirements. Failure to meet the continued listing requirements of Nasdaq could result in our common stock being delisted from Nasdaq. Among other things, Nasdaq requires that listed shares have a minimum bid price of at least U.S. $1.00 per share. If the bid price for our common stock falls below the U.S. $1.00 minimum for more than 30 consecutive business days, within 180 days we will need our minimum bid price to be not less than U.S. $1.00 for a period of at least ten trading days to maintain our Nasdaq listing.

Product Liability and Insurance

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgements or settlements against us. The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims.

We currently do not have any products that are being sold commercially other than various chemical compounds that are manufactured for research and pre-clinical testing purposes by a small number of customers for which product liability coverage has been secured under our Commercial General Liability Policy. However, should we introduce products for commercial sale after obtaining regulatory approval, at such time we will require product liability insurance which may not be available in the required coverages, or on commercially reasonable terms. Nevertheless, use of our products and processes during current clinical trials may entail risk of product liability. For example, we may face product liability claims arising from the administration of our product candidates to volunteers and patients in clinical trials. We have obtained approximately US $10,000,000 of blanket clinical trial liability insurance for our product candidates in Phase 2 and 3 clinical trials. Given the scope, complexity and duration of multinational clinical trials, the wide variation in insurance requirements of each jurisdiction in which the trials are being conducted, and the changing pattern of litigation settlement, it is not possible at this time to determine the overall adequacy of such insurance coverage. A successful product liability claim in excess of our insurance coverage could have an adverse affect upon our financial condition, results of operations and prevent or interfere with our product commercialization efforts. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time consuming and expensive.

Hazardous Materials

Our business may involve the use of hazardous material, which will require us to comply with environmental regulations. If we use biological and hazardous materials in a manner that causes contamination or injury or violates laws, we may be liable for damages. Environmental regulations could have a material adverse effect on the results of our operations and our financial position.

Foreign Private Issuer Status

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. securities laws. If we were to lose our foreign private issuer status, these regulations would start to apply and we would likely incur additional expenses associated with compliance with the U.S. securities laws. In addition, if we were to lose our foreign private issuer status, we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada and we would no longer be able to utilize the MJDS (Multi-Jurisdictional Disclosure System) forms for registered offerings by Canadian companies in the U.S.

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

Additional information, including directors and officers remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Management Proxy Circular for our annual meeting of shareholders which is to take place on May 3, 2007. Additional financial information is provided in the Financial Statements and MD&A for our most recently completed financial year. As well, additional information relating to Biomira may be found on SEDAR at www.sedar.com. Copies of the Management Proxy Circular, Financial Statements and the Annual Report may be obtained upon request from the Investor Relations Department, Biomira Inc., 2011 - 94 Street, Edmonton, Alberta, T6N 1H1 (telephone: (780) 490-2812 or toll free 1-877-234-0444 ext. 812, facsimile: (780) 450-4772, email: IR@biomira.com).

March 30, 2007

SCHEDULE A
AUDIT COMMITTEE CHARTER

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
BIOMIRA INC.

Amended and restated as of February, 2007

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

•	Any vacancy occurring on the Committee may be filled for the remainder of the term by resolution of the Board of Directors who shall appoint a qualified person.

•	The Board shall elect, by a majority vote, one member as Chairman.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

IV       AUTHORITY AND RESPONSIBILITIES

Meetings and Procedures

•	Frequency: The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than four times per year.

•	Forum: Meetings may be conducted with members present, or by telephone or other communication facilities that permit all persons participating in the meeting to hear or communicate with each other.

•	Waiver: A meeting of the Committee may be held at any time without previous notice if:
☐	all members of the Committee are present and do not object to such a meeting; or
☐	all members of the Committee, as the case may be, waive notice in writing of the Notice of Meeting relative to the time, place and purpose of such a meeting.

•	Quorum: No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present. A quorum shall be a majority of the elected members.

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

Financial Reporting and Continuous Disclosure

In carrying out its financial reporting and continuous disclosure duties the Committee shall:

•      Review and approve, on behalf of the Board of Directors, the interim unaudited quarterly financial statements, the related news release of the Corporation and Management’s Discussion and Analysis of Financial Condition and Results of Operations, having satisfied itself of the accuracy of the information contained therein and that such quarterly financial statements are fairly presented in accordance with generally accepted accounting principles.

•      Review and satisfy itself, on behalf of the Board of Directors, that the Corporation’s annual audited financial statements are fairly presented in accordance with generally accepted accounting principles, that the information contained in the related news release of the Corporation, the Annual Report to Shareholders (including the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations), the Annual Information Form, and other similar instruments, and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made, and shall recommend to the Board of Directors (where required) the approval or non-approval thereof.

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

Financial Reporting Processes, Risk Management and Internal Control

•
Review the audit plan of the external auditors for the current year, review the integration of the external audit with the internal control program and review advice from the external auditors relating to management and internal control and the Corporation’s responses to the suggestions made therein. The review to include areas of materiality, audit reports required and areas of audit risk.

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

Approved by the Board of Directors February 22, 2007

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

In the context of the Audit Committee’s Charter “independent” has the meaning that is consistent with both Canadian and US regulatory requirements.

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

SUPPLEMENTAL INFORMATION NOT INCLUDED
IN CANADIAN ANNUAL INFORMATION FORM

PRESENTATION OF INFORMATION AND CURRENCY EXCHANGE RATES

Unless otherwise stated, all financial information presented in this Form 40-F or in the Company’s financial statements is presented in Canadian dollars. On March 28, 2007, Cdn $1.00 equals U.S. $0.8636.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. The high and low noon exchange rates, the average rates (average of the exchange rate from the last day of each month during the period) and the end period rates for Canadian dollars, expressed in United States dollars, from January 1, 2002 to December 31, 2006, as reported by the Federal Reserve Bank of New York, were as follows:

	Year Ended December 31,
	2006	2005	2004	2003	2002
Exchange Rate at end of year	$.0.8582	$.8579	$.8310	$.7738	$.6329
Average Exchange Rate during year	$.0.8818	$.8254	$.7682	$.7136	$.6368
High Exchange Rate during year	$.0.9100	$.8690	$.8493	$.7738	$.6619
Low Exchange Rate during year	$.0.8528	$.7872	$.7158	$.6349	$.6200

RECONCILIATION TO UNITED STATES GAAP

The consolidated financial statements were prepared on the basis of Canadian generally accepted accounting principles applicable to the Company. As applicable to the Company, any material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States have been incorporated in the audited consolidated financial statements, and particularly as described in Note 22 to the Company’s Consolidated Financial Statements (which may be found at pages 72 to 81 of Exhibit 99.1 to this annual report), and all of which have been reconciled for any significant differences between generally accepted accounting principles used in the United States and in Canada in accordance with the instructions of Item 18 of the Form 20-F.

NATURE OF TRADING MARKET

The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The Nasdaq Global Market. The monthly price ranges and trading volume on The Toronto Stock Exchange and on The Nasdaq Global Market during 2006 are contained in the Company’s Annual Information Form, at pages 21 to 22 of this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 40-F contains certain forward-looking statements regarding, among other things, those matters and are qualified by those factors set forth in the Company’s Annual Information Form, at page 22 of this annual report and at page 8 of Exhibit 99.1 to this annual report. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that its expectations will be met. All forward-looking statements contained herein are expressly qualified in their entirety by this Cautionary Statement.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES SHAREHOLDERS

The following general discussions set forth certain material United States federal income tax consequences that the Company believes are applicable, and may be of significance, to the following persons who invest directly or indirectly in Common Shares of the Company and hold such Common Shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specially defined for federal income tax purposes) of the United States, (ii) corporations or partnerships (or entities treated as corporations or partnerships for United Stated federal income tax purposes) created or organized in the United States or under the laws of the United States or any state, (iii) estates the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or the trust has elected to be a U.S. trust for tax purposes. If a partnership holds our common shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding our common shares should consult its own tax advisor.

The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, holder who own directly or by attribution 10% or more of the Common Shares and holders who are not U.S. Shareholders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to income tax. There can be no assurance that the United States Internal Revenue Service will take a similar view as to any of the tax consequences described in this summary.

The following is based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion.

Each U.S. Shareholder and each holder of common shares that is not a U.S. Shareholder should consult its own tax advisor regarding the United States federal income tax consequences of holding Common Shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Dividends Paid on Common Shares

Subject to the application of the “passive foreign investment company” (“PFIC”) rules discussed below, distributions paid on Common Shares (including any Canadian taxes withheld) to a U.S. Shareholder generally will be treated as ordinary income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Distributions in excess of such earnings and profits generally will be applied against the U.S. shareholder’s tax basis in Common Shares, and any distributions in excess of such tax basis generally will be treated as gain from the sale or exchange of such Common Shares. U.S. holders who are individuals are currently subject to a maximum federal income tax rate of 15% on qualified dividends received from foreign corporations that are “qualified foreign corporations” provided that such holders have held their Common Shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. We believe that the Company is a qualified foreign corporation. Distributions from the Company generally will not qualify for the United States dividends-received deduction available to corporations. Canadian withholding tax withheld or paid generally will be eligible for a credit against the U.S. Shareholder’s U.S. federal tax liability or, at the U.S. Shareholder’s election, a deduction in calculating U.S. tax liability. The ability to claim a credit for the Canadian taxes paid may be subject to significant limitations under the Internal Revenue Code.

Disposition of Common Shares

Subject to the applicable PFIC rules discussed below, if a U.S. Shareholder holds Common Shares as a capital asset, any gain or loss on a sale or exchange of such shares generally will be capital gain or loss, which will be long-term capital gain or loss if the holding period is one year or more. Generally, the maximum federal income tax rate for U.S. shareholders who are individuals on capital gain is currently 15% for capital assets held for more than one year. The sale of Common Shares through certain brokers will be subject to the information reporting and back-up withholding rules of the Internal Revenue Code.

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company’s gross income is “passive income” (as defined in the Internal Revenue Code), or if at least 50% of the Company’s assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a PFIC. The PFIC determination is made on the basis of facts and circumstances that may be beyond the Company’s control.

If the Company is a PFIC for any taxable year during which a U.S. Shareholder owns, directly or indirectly, any Common Shares, the U.S. Shareholder will be subject to special U.S. federal income tax rules applicable to shareholders of a PFIC, with respect to all of such U.S. Shareholder’s Common Shares. In the absence of an election by such U. S. Shareholder to treat the Company as a “qualified electing fund” (the “QEF Election”), as discussed below, the U.S. Shareholder would be required to report any gain on the disposition of any Common Shares as ordinary income rather than capital gain and to compute the tax liability on such gain as well as on any “excess distribution” as if such amounts generally had been earned pro-rata over the U.S. Shareholder’s holding period for such Common Shares and were subject to the highest ordinary income tax rate for each taxable year of the U.S. Shareholder during such holding period. Such U.S. Shareholder would also be liable for interest (which may be non-deductible by certain U.S. Shareholders) on the foregoing tax liability as if such liability had been due with respect to each such prior year. In addition, gifts, exchanges pursuant to corporate reorganizations and the use of Common Shares as security for a loan may be treated as taxable dispositions, and a stepped-up basis upon the death of such a U.S. Shareholder may not be available.

The foregoing rules may be avoided if a timely QEF Election is in effect with respect to a U.S. Shareholder for each of the years that the Company is a PFIC during such U.S. Shareholder’s holding period. Such a U.S. Shareholder would be taxed on its pro-rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such amounts are actually distributed by the Company. This may result in tax liability without a commensurate distribution with which to pay the liability. Distributions out of earnings and profits previously included by such U.S. Shareholder generally would not be treated as a taxable dividend for United States federal income tax purposes. An electing U.S. Shareholder will not be currently taxed on the undistributed ordinary income and net capital gain of the Company for any year that the Company is not classified as a PFIC. Should a timely QEF Election be made, there are a number of specific rules and requirements applicable thereto. U.S. Shareholders are should consult with their own tax advisor regarding the applicability to them of the PFIC rules.

The Company intends to notify in writing its U.S. Shareholders within 45 days after the end of the taxable year for which the Company believes it might be a PFIC. In the past, including to the end of calendar year 2006, the Company does not believe that it was a PFIC. The Company has further undertaken (i) to provide its U.S. Shareholders with timely and accurate information as to its status as a PFIC and the manner in which the QEF Election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that U.S. Shareholders, at their option, may make a QEF Election.

If the Company is a PFIC, a U.S. Shareholder may avoid certain of the tax consequences described in the preceding paragraphs if the Company Common Stock is marketable (and meets the other requirements of the Internal Revenue Code), and the U.S. Shareholder elects to “mark to market” the Common Stock on an annual basis. The Common Stock will be marketable so long as it is regularly traded on a recognized exchange.

In general, a U.S. Shareholder in a PFIC who elects to mark the Common Stock to market would include in income each year an amount equal to the excess, if any, of the fair market value of the Common Stock as of the close of the taxable year over the U. S. Shareholder’s adjusted basis in such stock. A U.S. Shareholder who makes the mark to market election would also generally be allowed a deduction for the excess, if any, of the adjusted basis of the Common Stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the Common Stock included by the shareholder for prior taxable years. Once the mark to market election is made, it is binding for all subsequent years, unless the Common Stock ceases to be marketable, or the IRS consents to the revocation of the election.

Each U.S. Shareholder should consult with his, her or its own tax advisors to determine whether the QEF Election or the “mark to market” election should be made. Each requires attention to specific rules and regulations, and each may not be available to a specific U.S. shareholder.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Disclosure Policy and Assessment Committee, with the participation of our President and Chief Executive Officer, our Chief Financial Officer, our Corporate Controller, our Audit Committee and others within Biomira carried out an evaluation of the effectiveness of the design and operation of our current Disclosure Controls and Procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report on Form 40-F, our Disclosure Controls and Procedures are effective in bringing to their attention on a timely basis material information relating to Biomira and required to be included in our periodic regulatory filings in Canada and in our periodic SEC filings under the U.S. Securities Exchange Act of 1934, as amended.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement.

Management assessed our internal control over financial reporting as of December 31, 2006, the end of our fiscal year. Management based its assessment on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on its assessment, management has concluded that the our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The design assessment and operating effectiveness of internal control over financial reporting of our wholly-owned subsidiary, ProlX Pharmaceuticals Corporation (“ProlX”), which we purchased effective October 30, 2006, was not completed as of December 31, 2006. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”) allows the exclusion of entities acquired during a company’s fiscal year from its assessment. As allowed under the Act, management has excluded ProlX from this assessment. ProlX is included in the consolidated financial statements of the Company for the year ended December 31, 2006. For details relating to the acquisition of ProlX, please refer to Note 4 of the notes to the 2006 audited consolidated financial statements.

This annual report on Form 40-F does not include an attestation report of our independent registered chartered accountants regarding management’s assessment of the effectiveness of our internal control over financial reporting. Management’s report was not subject to attestation by our independent registered chartered accountants pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

              During the fiscal year ended December 31, 2006, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting, except for the acquisition of ProlX on October 30, 2006. We plan to integrate ProlX into Biomira's standard processes and controls during 2007.

CODES OF CONDUCT AND ETHICS

We have adopted a Code of Ethics for our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, which was filed as an exhibit to our annual report on Form 40-F in 2003, and we have also posted the full text of the Code of Ethics on our internet website, which can be accessed at www.Biomira.com.

In addition, we have also adopted a Code of Ethics and Business Conduct for all employees, which has been posted on our internet website.

Further information about both is contained in our Annual Information Form, at page 16 of this annual report.

PENSION BLACKOUT PERIODS

No notices were sent by us to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning our equity securities in a pension or retirement plan subject to a blackout period, and generally these requirements are inapplicable to us.

AUDIT COMMITTEE

During calendar year 2006, we had a separately designated standing Audit Committee, and further information is contained in our Annual Information Form, at page 14 of this annual report. The Audit Committee Charter can be found in Schedule A to the Annual Information Form made a part of this annual report.

            Our Board of Directors has determined that we have at least one “audit committee financial expert” (as such term is defined in the rules and regulations of the Commission) serving on the Audit Committee. Mr. W. Vickery Stoughton, BSc, MBA has been determined to be such audit committee financial expert and is “independent” (as such term is defined in the Nasdaq’s corporate governance standards).

            The Commission has indicated that the designation of an individual as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANT FEES AND SERVICES

Information related to Audit Fees, Audit-Related Fees, Tax Fees and all Other Fees of our independent registered chartered accountant firm, together with information regarding the Audit Committee’s pre-approval policies and procedures described in Rule 2-01 of Regulation S-X, is contained in our Annual Information Form, at pages 14 to 15 of this annual report. The de minimis exception to the pre-approval policies and procedures is inapplicable to the Company for the period covered by this annual report.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors, except as disclosed in Note 20 of our Audited Consolidated Financial Statements for the fiscal period ended December 31, 2006.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

This information is included in the required format in the Company’s Management Discussion and Analysis section, and may be found at pages 18 to 19 of Exhibit 99.1 to this annual report.

CONFLICTS BETWEEN NASDAQ RULES AND HOME COUNTRY JURISDICTION

Under Rule 4350(a) of the Nasdaq Rules (the “Nasdaq Rules”), a foreign private issuer (as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended) may follow its home country practice in lieu of certain of the corporate governance requirements of the Nasdaq Rules. A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 must disclose in its annual reports filed with the Commission each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. The following describes the Nasdaq requirements that we do not follow and the corresponding home county practice:

Nasdaq requires that we provide a quorum for shareholder meetings of at least one-third of the issued and outstanding shares. Our bylaws provide that such quorum shall be persons present not being less than two in number and holding or representing not less than 20% of the issued and outstanding shares entitled to vote at the meeting. The bylaw requirement is consistent, and the Nasdaq requirement is inconsistent, with generally accepted business practice of the Toronto Stock Exchange, the primary market in Canada, which is the exchange upon which our shares are listed. In addition, there is no rule, law or regulation of a Canadian jurisdiction or public authority having jurisdiction over us that requires us to have a general quorum requirement for meetings of shareholders in excess of that currently required in our bylaws.

Nasdaq requires that the Audit Committee have specific responsibilities and authority necessary to comply with Commission Rule 10A-3(b)(2), (3), (4) and (5), which includes the authority to select and retain the outside auditors and accountants. However, Section 162.(1) of the Canada Business Corporations Act, to which we are subject, requires that the shareholders, by ordinary resolution at each annual meeting, appoint an auditor to hold office until the next annual meeting. Our Board of Directors has approved a charter for the Audit Committee that delegates the responsibility and authority to the Audit Committee to recommend the selection and evaluation of the independent registered chartered accountant, subject to full Board and shareholder approval. These charter provisions are consistent with our bylaws and Canadian law.

On October 31, 2006, we announced the acquisition of ProlX and on December 18, 2006, we closed a U.S. $12,999,999 financing under a prospectus supplement to a shelf prospectus that was filed on September 26, 2006 in specified Canadian jurisdictions and a shelf registration statement filed in the United States on the same date on a Form F-10. Under the exemption available to foreign private issuers under Nasdaq Rule 4350(a)(1), the Company’s outside Canadian counsel, Fraser Milner Casgrain LLP, had previously submitted a letter on the Company’s behalf to Nasdaq stating that the Company would follow home country practice in lieu of some of the requirements of Rule 4350. Because the Company had submitted the aforementioned letter to Nasdaq, Nasdaq did not review the transactions in order to determine whether the Company would be in compliance with the requirements of 4350.

ADDITIONAL INFORMATION

Additional information concerning us can be derived from our Reports of a Foreign Private Issuer on Form 6-K filed during calendar year 2006 and to date during calendar year 2007 with the Commission. The most recent Management Proxy Circular referenced as Exhibit 99.2 to this annual report, and furnished to the Commission with a Form 6-K on March 29, 2007, contains individual director stock ownership, stock options, corporate governance policies and other information. Such reports may be accessed on the Commission’s website at www.sec.gov and may be viewed in the Commission’s Public Reference Room, at 100 F Street, NE, Room 1580, Washington, DC 20549, (202) 551-8090.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This information may be found on pages 8 to 30 of Exhibit 99.1 to this annual report.

MANAGEMENT REPORT

This information may be found at page 32 of Exhibit 99.1 to this annual report.

FINANCIAL STATEMENTS AND EXHIBITS

The financial statements may be found at pages 33 to 83 of Exhibit 99.1 to this annual report.

B. EXHIBITS

Exhibit Number	Title
14.1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (1)
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14
31.2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14
32.1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes- Oxley
32.2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley
99.1
Press Release of the Company dated March 8, 2007 announcing the Company’s financial results for the fiscal year ended December 31, 2006, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006 (2)

99.2
Notice of Annual General and Special Meeting of Shareholders of the Company to be held on May 3, 2007 and Management Proxy Circular dated February 28, 2007, and mailed to Shareholders on or about April 3, 2007 (3)

______________________
(1)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.

(2)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission and dated March 8, 2007.

(3)	Incorporated by reference to the Company’s Report of Foreign Private Issuer-Form 6-K filed with the Commission and dated March 29, 2007.

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
Edward A. Taylor, CGA
Vice President, Finance and Administration,
Chief Financial Officer and Corporate Secretary

Date: March 30, 2007

EXHIBIT INDEX

Exhibit Number	Title
14.1	Code of Ethics for chief executive and chief financial officers adopted by the Registrant (1)
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer of the Registrant under Rule 13a-14
31.2	Certification of Chief Financial Officer of the Registrant under Rule 13a-14
32.1	Certification of Chief Executive Officer of the Registrant under Section 906 of Sarbanes- Oxley
32.2	Certification of Chief Financial Officer of the Registrant under Section 906 of Sarbanes-Oxley
99.1
Press Release of the Company dated March 8, 2007 announcing the Company’s financial results for the fiscal year ended December 31, 2006, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006 (2)

99.2
Notice of Annual General and Special Meeting of Shareholders of the Company to be held on May 3, 2007 and Management Proxy Circular dated February 28, 2007, and mailed to Shareholders on or about April 3, 2007 (3)

___________________________
(1)	Incorporated by reference to the Company’s Annual Report on Form 40-F for calendar year 2002, Commission File No. 0-19451.
(2)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission and dated March 8, 2007.
(3)	Incorporated by reference to the Company’s Report of Foreign Private Issuer-Form 6-K filed with the Commission and dated March 29, 2007.